Exhibit 99.1

FINAL

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

El Domo Polymetallic Project, Provinces of Bolivar and Los Rios., Ecuador Silvercorp Metals Inc.

SRK Consulting China Ltd.    ■  SCN949_4DOMO    ■  May 31, 2026    ■  Effective Date: Dec. 31, 2025

FINAL

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

El Domo Polymetallic Project, Provinces of Bolivar and Los Rios., Ecuador

Prepared for:

Silvercorp Metals Inc. Suite 1750 - 1066 W. Hastings Street, Vancouver, BC, Canada V6E 3X1 +1-604-669-9397 www.silvercorpmetals.com

Prepared by:

SRK Consulting China Ltd. B1301 COFCO Plaza, No. 8 Jianguomennei Dajie Dongcheng District, Beijing, China 100005 +86 10 6511 1000 www.srk.com Reg. No. 91110101771550334A

Lead Author:	Falong Hu	Initials:	FH
Authors:	Yanfang Zhao, Xiangfeng Yang, Nan Xue, Tzuhsuan Chuang	Initials:	YZ, XY, NX, TC
Reviewer:	Alexander Thin	Initials:	AT

File Name:

SCN949_El Domo Project_ITR31DEC25_Final2

Suggested Citation:

SRK Consulting China Ltd. Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador. FINAL. Prepared for Silvercorp Metals Inc.: Vancouver, BC. Project number: SCN949_4DOMO. Issued May 31, 2026. Effective Date: Dec. 31, 2025.

Cover Image(s):

Mine Site Overview 2024

Copyright © 2026

SRK Consulting China Ltd.    ■  SCN949_4DOMO    ■  May 31, 2026    ■  Effective Date: Dec. 31, 2025

Acknowledgments

SRK would like to acknowledge the support and collaboration provided by Curipamba El Domo Project, Silvercorp Metals Inc. personnel and Curimining S.A. personnel for this assignment, who are Guo Rui (Project Manager), Weihua Jiang (Geologist), Lei Wu (Finance), Taixiong Zhang (Processing), Guoxiang Zhang (Mining), David Israel Gonzalez (Senior Legal Supervisor) and Daysi Johanna Quishpe Velóz  (Environmental Leader), Haijing Hou(Project Assistant), Chao Ma (Mining) and Qingxiong Hu (Mining). Their collaboration was greatly appreciated and instrumental to the success of this project.

SRK Consulting China Ltd. has prepared this document for Silvercorp Metals Inc., our client. Any use or decisions by which a third party makes of this document are the responsibility of such third parties. In no circumstance does SRK accept any consequential liability arising from commercial decisions or actions resulting from the use of this report by a third party.

The opinions expressed in this document have been based on the information available to SRK at the time of preparation. SRK has exercised all due care in reviewing information supplied by others for use on this project. While SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information, except to the extent that SRK was hired to verify the data.

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Contents

Useful Definitions			xiii

1	Summary		1
1.1	Introduction		1
1.2	Overview		1
1.3	Property Description and Ownership		3
1.4	Geology and Mineralization		4
1.5	Exploration Status		4
1.6	Mineral Resource and Mineral Reserve Estimates		5
1.7	Development and Operations		6
	1.7.1	Geotechnical and Hydrogeological Considerations	6
	1.7.2	Mining Method	7
	1.7.3	Mineral Processing and Metallurgical Testing	7
	1.7.4	Recovery Methods	9
1.8	Environmental Studies, Permitting and Social or Community Impact		10
1.9	Capital Cost and Operating Cost		11
1.10	Technical-Economic Analysis		11
1.11	Risk Assessment		12
1.12	Conclusions and Recommendations		14

2	Introduction		16
2.1	Purpose of the Report		16
2.2	Scope of Work		16
2.3	Work Program		17
2.4	Basis of Technical Report		18
2.5	Qualifications of SRK and SRK Team		18
2.6	Site Visit		19
2.7	Effective Date		20
2.8	Currency, Units and Year		20
2.9	Limitations, Declaration and Consent		20
	2.9.1	Limitations	20
	2.9.2	Legal Matters	20
	2.9.3	Consent	21

3	Reliance on Other Experts		22

4	Property Description and Location		23
4.1	Ownership and Mining Permit		23
4.2	Permits and Authorization		25
4.3	Location		25
4.4	Environmental Considerations		27
4.5	Taxes and Royalties		28

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		29

6	History		30
6.1	Ownership History		30
6.2	Exploration History		32
6.3	Previous Mineral Resource Estimates		33

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	iv

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

7	Geological Setting and Mineralisation		36
7.1	Regional Geology		36
7.2	Property Geology		38
7.3	Regional Tectonic Setting		40
7.4	Mineralization		40

8	Deposit Types		42

9	Exploration		43

10	Drilling		45
10.1	Historical Drilling (Pre-2020)		46
10.2	Adventus Drilling (2020 – 2021)		47
10.3	Adventus Drilling (2022 – 2024)		48
10.4	Recommendations		49

11	Sample Preparation, Analyses, and Security		50
11.1	Sampling		50
11.2	Sample Preparation and Analysis		51
11.3	Sample Shipment and Security		52
11.4	Bulk Density		53
11.5	QA/QC		54
11.6	Recommendations		57

12	Data Verification		58
12.1	Site Visit		58
12.2	Historical Data Validation		60
12.3	Analytical Quality Control Data Validation		61
	12.3.1	CRMS	62
	12.3.2	Blanks	72
	12.3.3	Duplicates	76
	12.3.4	Umpire Samples	78
12.4	Recommendations and Conclusions		80

13	Mineral Processing and Metallurgical Testing		81
13.1	Introduction		81
13.2	Comminution Tests		81
13.3	BML Metallurgical Testwork		82
	13.3.1	Mineralogy	82
	13.3.2	Gravity Tests	83
	13.3.3	Flotation Test	83
	13.3.4	Cyanidation of Zinc Cleaner Tails Test	85
13.4	GRINM Metallurgical Testwork		86
	13.4.1	Mineralogy	86
	13.4.2	Flotation Test	87
	13.4.3	Copper and Lead Separation Test	89

14	Mineral Resource Estimates		90
14.3	Database		91
14.4	Lithology and Domain Modelling		93
14.5	Specific Gravity		95
14.6	Compositing		96

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	v

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

14.7	Evaluation of Outliers		97
14.8	Block Model and Grade Estimation		102
14.9	Model Validation		103
14.10	Mineral Resource Classification		112
14.11	Mineral Resource Statement		113
14.12	Sensitivity Analysis		116
14.13	Previous Mineral Resource Estimate		118

15	Mineral Reserve Estimates		120
15.1	Introduction		120
15.2	Summary of Technical Study and Operation		121
15.3	Net Smelter Revenue (“NSR”) and Cut-off Value (“COV”)		121
15.4	Modifying Factor		123
	15.4.1	Pit Optimization Scope	123
	15.4.2	Pit Design Scope	125
15.5	Mineral Reserve Estimates		125
15.6	Mineral Reserve Statements		126
15.7	Discussion on Potentially Impacts to Mineral Reserve Estimates		127

16	Mining Methods		128
16.1	Introduction		128
16.2	Operation and Product Rate		128
16.3	Geotechnical and Hydrogeology Considerations		129
16.4	Mine Design		130
	16.4.1	Haul Road Design	131
	16.4.2	Pit Design Inputs Parameters	131
	16.4.3	Pit Design Results	132
16.5	Mine Service		133
	16.5.1	Pit Inflow	133
	16.5.2	Dewatering	133
	16.5.3	Equipment List	133
16.6	Mine Personnel		134
16.7	Life of Mine LOM Plan		137
	16.7.1	Stage Design	138
	16.7.2	Production Plan	142

17	Recovery Method		147
17.1	Introduction		147
17.2	Designed Process Flowsheet		147
	17.2.1	Process and Equipment Scheme	147
	17.2.2	Process Description	149
17.3	Designed Indicators		152
17.4	Process Design Criteria and Equipment		153
17.5	Processing Plant Layout		155
17.6	Processing Plant Service		155
	17.6.1	Water Supply	155
	17.6.2	Power Supply	156
	17.6.3	Ventilation and Dust Control	156
	17.6.4	Tailings Transportation Service	156

18	Project Infrastructure		157
18.1	Introduction		157
18.2	Access Road		158

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

18.3	Tailings Storage Facility		158
18.4	Waste Rock Dump		159
	18.4.1	Waste Rock Facility 1	160
	18.4.2	Tailings Storage Facility and Waste Rock Facility 2	161
18.5	Power Supply		161
18.6	Water Supply		163
18.7	Water Management		166
	18.7.1	Hydrology	167
	18.7.2	Non-Contact Water Channels	167
	18.7.3	Contact Surface Water Management	169
	18.7.4	Dams Break Assessment	171
	18.7.5	Seepage Treatment	177
18.8	Site Communication		180
18.9	Surface Maintenance Workshop and Fuel Storage		181
18.10	Explosive Magazine		182
18.11	Camp and Building		182
18.12	Security		183

19	Market Studies and Contracts		184
19.1	Commodity Prices		184
19.2	Concentrate Marketing		185
19.3	Operational Contracts		187

20	Environmental Studies, Permitting and Social or Community Impact		188
20.1	Environmental, Permitting, and Social or Community Review Objective		188
20.2	Environmental, Permitting, and Social or Community Review Process, Scope, and Standards		188
20.3	Environmental Regulatory Framework		188
20.4	Permitting and Approvals		190
20.5	Environmental Impact Assessment and Environmental License		191
20.6	Environmental and Social Aspects		191
	20.6.1	Flora and Fauna	191
	20.6.2	Water Management	192
	20.6.3	Waste Rock and Tailings Management	194
	20.6.4	Air and Noise Emissions	194
	20.6.5	Hazardous Substances Management	195
	20.6.6	Occupational Health and Safety	196
	20.6.7	Mine Closure and Rehabilitation	196
	20.6.8	Social Considerations	197

21	Capital and Operating Costs		199
21.1	Capital Expenditure		199
	21.1.1	Summary	199
	21.1.2	Initial Capex	200
	21.1.3	Sustaining Capex	202
	21.1.4	Closure & Reclamation Capex	202
21.2	Operating Costs		203

22	Economic Analysis		204
22.1	Principal Assumptions		204
	22.1.1	LOM Physical	205
	22.1.2	Tax and Royalties	205
	22.1.3	Depreciation	206
	22.1.4	Working Capital	206

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	vii

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

22.2	DCF Projection	206
22.3	Sensitivity Analysis	210

23	Adjacent Properties	211

24	Other Relevant Data and Information	213

25	Interpretation and Conclusions	217
25.1	Geology and Mineral Resource	217
25.2	Mining Method	217
25.3	Metallurgical Testing and Recovery Methods	218
25.4	Environmental Studies, Permitting, and Social or Community Impact	218
25.5	Capital and Operating Costs	219
25.6	Economic Analysis	219

26	Recommendations	220

27	References	221

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	viii

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Tables

Table 1.1:	Mineral Resource Statement for El Domo Project, as of December 31, 2025	2
Table 1.2:	Mineral Reserve Statement For El Domo Mine, as of December 31, 2025	3
Table 1.3:	Flotation Locked Cycle Tests Results of 2025 Program-BML	8
Table 1.4:	GRINM Flotation Closed-circuit Test Results of Recommended Process	9
Table 1.5:	Designed Processing Indicators	10
Table 1.6:	Summary of Capex for El Domo Project	11
Table 1.7:	Summary of Estimated Unit Cash Opex	11
Table 1.8:	Estimated NPVs at Different Discount Rate	12
Table 1.9:	Risk Assessment	13
Table 2.1:	SRK Team Contributed to This Report	18
Table 4.1:	Tenement Information of Curipamba Project	23
Table 6.1:	El Domo Mineral Resources Summary, as of May 2, 2019	33
Table 6.2:	El Domo Mineral Resources Summary, as of October 26, 2021	34
Table 9.1:	Geochemical Surveys of El Domo Project	43
Table 9.2:	Geophysical Surveys of El Domo Project	44
Table 10.1:	Drilling Programs of El Domo Project (Pre-2020)	46
Table 10.2:	Summary of Drilling on El Domo Deposit between 2020 and 2021	48
Table 11.1:	Analytical Methods and Detection Ranges	52
Table 11.2:	Summary of Blank Samples of Curimining	56
Table 11.3:	Summary of Standard Samples of Curimining	56
Table 11.4:	Summary of Duplicates of Curimining	57
Table 12.1:	CRMS Summary of El Domo	62
Table 12.2:	Summary of CRMS used of El Domo	62
Table 12.3:	Selected CRM Results Summary of El Domo	63
Table 12.4:	Blanks Description of El Domo	72
Table 12.5:	Blanks Summary of El Domo	73
Table 12.6:	Duplicates Used Summary of El Domo	76
Table 12.7:	Field Duplicates Performance Summary of El Domo	76
Table 12.8:	Pulp Duplicates Performance Summary of El Domo	78
Table 12.9:	Umpire Summary of El Domo	78
Table 12.10:	Umpire Samples Performance Summary of El Domo	78
Table 13.1:	Summary of BML Comminution Test Results	82
Table 13.2:	3-Stage Gravity Test Results for Master Composite Sample #1	83
Table 13.3:	Flotation Locked Cycle Tests Results of 2025 Program	84
Table 13.4:	Intensive Cyanidation Result of Zinc Cleaner Tails for El Domo	86
Table 13.5:	Closed-circuit Test Reagent System	88
Table 13.6:	GRINM Flotation Closed-circuit Test Results of Recommended Process	89
Table 13.7:	Copper and Lead Separation Test Results	89
Table 14.1:	Resource Database Summary of El Domo Project	91
Table 14.2:	Summary of Specific Gravity of El Domo Project	95
Table 14.3:	Raw Samples and Composites Statistics of El Domo Project	96
Table 14.4:	Statistics of Capping Data for El Domo	97
Table 14.5:	Block Model Summary of El Domo	102
Table 14.6:	Specific Search Parameters of El Domo	103
Table 14.7:	Key Assumptions for the NSR Calculation of El Domo	114
Table 14.8:	Whittle Parameters of El Domo	114
Table 14.9:	Mineral Resource Statement for El Domo Project, as of December 31, 2025	115
Table 14.10:	Global Block Model Quantities and Grade Estimates, El Domo Project at Various NSR cut-offs	117

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	ix

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Table 14.11:	Mineral Resources as of October 26, 2021	118
Table 15.1:	NSR Factor per Metal Estimated	122
Table 15.2:	Long-Term Commodities Prices Applied to Estimates	122
Table 15.3:	COV Calculation Parameters	122
Table 15.4:	Resource Block Model Parameters for El Domo	123
Table 15.5:	Open Pit Optimization Parameters for El Domo	124
Table 15.6:	Summary of Mineral Reserve Conversion Process	125
Table 15.7:	Mineral Reserve Statement For El Domo Mine, as of December 31, 2025	127
Table 16.1:	Pit Slope Design For El Domo Mine	129
Table 16.2:	Summary of Open Pit Design Parameter for El Domo Mine	131
Table 16.3:	Peak Quantity of Equipment at El Domo Mine	133
Table 16.4:	Owner Personnel Plan for El Domo Mine	134
Table 16.5:	Contractor Personnel Plan for El Domo Mine Operation Period	136
Table 16.6:	Material Mined by Stage for El Domo Mine	138
Table 16.7:	LOM of El Domo Mine	143
Table 17.1:	Designed Processing Indicators	153
Table 17.2:	Key Process Design Criteria	153
Table 17.3:	Main Processing Equipment	154
Table 18.1:	Summary of Existing and Planned Surface-Water Abstraction Permits for El Domo Mine	164
Table 18.2:	SCS Curve Numbers	167
Table 18.3:	Northeast Non-Contact Water Channel - Dimensions	168
Table 18.4:	West Non-Contact Water Channel - Dimensions	169
Table 18.5:	SWD Triangular Ditches System Geometry	170
Table 18.6:	SWD Drop Structure Sections	170
Table 18.7:	WRF1 Triangular Ditches System Geometry	171
Table 18.8:	WRF1 Drop Structure Sections	171
Table 18.9:	Selected Credible Failure Modes	173
Table 18.10:	Tailings Flood Wave Characteristics for Each Scenario	174
Table 18.11:	Population at Risk and Potential Loss of Life Estimates	176
Table 18.12:	Consequence Classification for Each TSF/WRF2 Stage	177
Table 18.13:	Area’s Distribution	178
Table 18.14:	Assumed Permeability	178
Table 18.15:	Groundwater Contributions from The Aquifer by Each Facility	178
Table 18.16:	Total Flow Rates	180
Table 18.17:	Summary of Subdrainage Dimensions	180
Table 19.1:	Pricing Assumptions for Economic Analysis	185
Table 19.2:	Long-Term Concentrate Payables Applied to Estimates	186
Table 19.3:	Long-Term Expenses and Penalties Applied to Estimates	187
Table 20.1:	Main framework for the permitting process	189
Table 20.2:	Main permits and license Reviewed by SRK	190
Table 21.1:	Summary of Capex for El Domo Project	199
Table 21.2:	Initial Capex over LOM	200
Table 21.3:	Summary of Estimated Unit Cash Opex	203
Table 22.1:	LOM Physical Inputs for Economic-Analysis	205
Table 22.2:	LOM Key Economic Results	206
Table 22.3:	LOM Production and Cash Flow Forecast	207
Table 22.4:	Sensitivity Analysis Result (@8% Discount Rate)	210
Table 24.1:	Risk Assessment Matrix	213
Table 24.2:	Project Risk Assessment	214

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	x

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Figures

Figure 1.1:	Annual Mining Production Schedule for El Domo Project	7
Figure 4.1:	Property Map for Curipamba- El Domo Project	24
Figure 4.2:	Location of Curipamba Project	26
Figure 7.1:	Reginal Geology Map of El Domo Project	37
Figure 7.2:	Property Geology Map of El Domo Project	38
Figure 7.3:	Simplified Stratigraphic Column of El Domo Project	39
Figure 7.4:	Massive Sulphide Zone with Zinc-rich Mineralization	41
Figure 10.1:	El Domo Project Drilling Location Map	45
Figure 11.1:	Drill Core photograph and Log of El Domo Project	50
Figure 11.2:	Drill Core Cut in Half of El Domo Project	50
Figure 11.3:	Core Tray Storage of El Domo Project	52
Figure 11.4:	New Core Tray Storage after 2025	53
Figure 11.5:	Specific Gravity Readings at Core Shack of El Domo Project	54
Figure 12.1:	Industrial Site Grading	58
Figure 12.2:	Core mineralization observation	59
Figure 12.3:	Outcrop of El Domo Project	59
Figure 12.4:	Drillhole Sealing Mark of El Domo Project	60
Figure 12.5:	Selected CRMs Performances of Cu	67
Figure 12.6:	Selected CRMs Performances of Au	68
Figure 12.7:	Selected CRMs Performances of Ag	70
Figure 12.8:	Selected CRMs Performances of Pb	71
Figure 12.9:	Selected CRMs Performances of Zn	72
Figure 12.10:	Selected Blanks Performances of El Domo	73
Figure 12.11:	Field Duplicates Scatter Plot of El Domo	77
Figure 12.12:	Umpire Sample Scatter Plot of El Domo	79
Figure 13.1:	Locked Cycle Test Flowsheet of 2025 BML Program	84
Figure 13.2:	Cyanidation Kinetic Curve of Zinc Cleaner Tail for El Domo	86
Figure 13.3:	Locked Cycle Test Flowsheet of 2025 GRINM Program	88
Figure 14.1:	Drillholes Location of El Domo Project	93
Figure 14.2:	Structure and Lithology Model Section of El Domo Project	94
Figure 14.3:	Oblique View of Resource Domains of El Domo Project	95
Figure 14.4:	Sampling Interval Histogram of El Domo Project	96
Figure 14.5:	Probability Plots for Cu	98
Figure 14.6:	Probability Plots for Au	99
Figure 14.7:	Probability Plots for Ag	100
Figure 14.8:	Probability Plots for Pb	101
Figure 14.9:	Probability Plots for Zn	102
Figure 14.10:	Section 9855075N– Au (g/t) of El Domo	104
Figure 14.11:	Section 9855100N– Ag (g/t) of El Domo	105
Figure 14.12:	Section 9855150N– Cu (%) of El Domo	105
Figure 14.13:	Section 9855200N– Pb (%) of El Domo	106
Figure 14.14:	Section 9855000N– Zn (%) of El Domo	107
Figure 14.15:	Swath Plot of Cu of El Domo	107
Figure 14.16:	Swath Plot of Au of El Domo	108
Figure 14.17:	Swath Plot of Ag of El Domo	109
Figure 14.18:	Swath Plot of Pb of El Domo	110
Figure 14.19:	Swath Plot of Zn for of El Domo	111
Figure 14.20:	Resource Classification of El Domo	113
Figure 14.21:	Display of El Domo Resource Domain with Pitshell	116

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	xi

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Figure 14-22:	Grade-Tonnage Curve, at Various NSR cut-offs	118
Figure 15.1:	Relationship Between Mineral Reserves and Mineral Resources	120
Figure 15.2:	Open Pit by Open Pit Graph with Preliminary Cash Flow	125
Figure 15.3:	Waterfall Chart of Mineral Reserve Conversion - Thousand Tonne	126
Figure 16.1:	Typical Open-Pit Wall Design	130
Figure 16.2:	Haul Road Design for El Domo Mine	131
Figure 16.3:	Final Open Pit Design for El Domo	132
Figure 16.4:	El Domo Mine 7 Stages at end of Production	139
Figure 16.5:	Each Stage Cross-Section at Post-Production	139
Figure 16.6:	Over View of Stage 0 at Post-Production	140
Figure 16.7:	Over View of Stage 1 at Post-Production	140
Figure 16.8:	Over View of Stage 2 at Post-Production	141
Figure 16.9:	Over View of Stage 3 at Post-Production	141
Figure 16.10:	Over View of Stage 4 at Post-Production	142
Figure 16.11:	Annual Mining Production Schedule for El Domo Mine	146
Figure 17.1:	Process Flowsheet of the Plant	152
Figure 18.1:	Overall Site Layout of the El Domo Project	157
Figure 18.2:	Site Location of TSF/WRF2	159
Figure 18.3:	General Layout of Waste Facilities at End of Mine Life	160
Figure 18.4:	Schematic Diagram of External Power Supply System	162
Figure 18.5:	Locations of Existing and Planned Surface-Water Abstraction Points	165
Figure 18.6:	General Scheme – Waste storage facilities and Water management structures	166
Figure 18.7:	Breach Location in The TSF/WRF2, Starter Dam 786 And 804 masl Stages	172
Figure 18.8:	Enclosures Identified Downstream of The TSF/WRF2	175
Figure 18.9:	Design of Containment Structures Located Downstream of the TSF and WRF2	179
Figure 18.10:	As-Built Containment Structures Downstream of the TSF	179
Figure 18.11:	Overall View of The Maintenance Workshop and Fuel Storage	181
Figure 19.1:	Outlook for Copper, Gold, Silver, Lead and Zinc Prices by CMF	184
Figure 21.1:	Capex Investment Plan over LOM	201
Figure 22.1:	Cash Flow Profile	208
Figure 22.2:	El Domo Project NPV versus Discount Rate	208
Figure 22.3:	Sensitivity Spider Chart (8% Discount Rate)	210
Figure 23.1:	Adjacent Properties	212

Appendices

Appendix A	Phase Conversion from Exploration to Exploitation for Medium-Scale Mining and Declaration of the Commencement of the Exploitation Stage for the Medium-Scale Mining Concession of "Las Naves" Concession

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	xii

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Useful Definitions

Abbreviation	Terminology
%	Percent/percentage
/	Per
′	Minute of arc
°	Degree(s) of arc
°C	Degree(s) Centigrade
3D	Three-dimensional
AAS	Atomic absorption spectroscopy
AER	Annual Environmental Report
Ag	The chemical symbol for silver
AgEq	Equivalent Ag grade, considered Pb and Zn grades after applying the equivalent factors.
ALS	ALS Chemical Assaying Laboratory in Guangzhou, China
AMC	AMC Mining Consultants (Canada) Ltd.
ARD	Acid rock drainage
As	The chemical symbol for arsenic
ASL	Above sea level
Au	The chemical symbol for gold
AusIMM	Australasian Institute of Mining and Metallurgy
B.Eng.	Bachelor of Engineering
B×H	Breadth × height
BD	Bulk density
Bi	The chemical symbol for bismuth
BVI	British Virgin Island
Canadian NI 43-101	National Instrument 43-101, which is a national instrument for the (Canadian) Standards of Disclosure for Mineral Projects, including Companion Policy 43-101 as amended from time to time.
Capex	Capital expenditure and/or cost
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM Definition Standards	The Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM
cm	Centimetre(s)
CMF	Consensus Market Forecasts
CMP	Composite(s)
COG	Cut-off grade, the grade threshold above which a mineral material is considered potentially economic and is selectively mined and processed as ore
Conc.	Concentrate
CoV	Coefficient of Variation

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Abbreviation	Terminology
COV	Cut-off Value
CP	Competent Person
CPR	Competent Person’s Report
CSA	Compensations for sulfuric acid
CSR	Corporate social responsibility costs
CSV	Comma-separated values
Cu	The chemical symbol for copper
DA	Depreciation and amortisation
DCF	Discounted cash flow
El Domo	Curipamba - El Domo Polymetallic Project
Dr	Doctor of Philosophy
ECAP	Environmental Corrective Action Plan
EIA	The Environmental Impact Assessment
EPMP	Environmental Protection and Management Plan
ESHS	Environmental, Social, Health and Safety
etc.	et cetera (= and so on)
FA	Fire Assay
FAusIMM	Fellow of the AusIMM
FS	Feasibility study
g	Gram(s)
g/t	Gram(s) per tonne
GPS	global positioning system
H1 2024	the first half of 2024
H2 2024	the second half of 2024
ha	hectare(s)
HQ core	core diameter of 63.5 mm
i.e.	id Est (= that is)
ICP	Inductively coupled plasma
ICP-OES	Inductively Coupled Plasma - Optical Emission Spectrometer
ID3	inverse distance power of 3
IDW	inverse distance squared
IFC	International Finance Corporation
Indicated Mineral Resource	An Indicated Mineral Resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Abbreviation	Terminology
Inferred Mineral Resource, INF	An Inferred Mineral Resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes which may be limited or of uncertain quality and reliability
Intertek	Intertek Laboratory in Beijing
IP	Induced Polarisation, which is an exploration technique whereby an electrical current is pulsed through the ground and the response from the sub surface measured in order to identify minerals of interest. Strong IP responses may be a result of sulphide which may be associated with gold mineralisation
IPO	Initial Public Offering
IRR	internal rate of return
JORC Code	Australasian Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2012 edition, as published by the Joint Mineral Reserves Committee.
JORC Committee	Joint Mineral Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia
kg	kilogram(s), equivalent to 1,000 grams
kg/t	kilogram(s) per tonne
km	kilometre(s), equivalent to 1,000 metres
km2	square kilometre(s)
koz	1,000 troy ounces
kt	kiloton(s)
ktpa	kiloton(s) per annum
kV	kilovolt(s)
kW	kilowatt(s)
kWh/t	kilowatt(s) hour per tonne
L×B×H	length × breadth × height
LHD	load-haul-dump machine
LOM	life of mine
m	metre(s)
M	Million(s)
m ASL	metre(s) above sea level
M.Eng.	Master of Engineering
M.Sc.	Master of Science
m/kt	metre(s) per kiloton
m/s	metre(s) per second
m2	square metre(s)
m3	cubic metre(s)
m3/d	cubic metre(s) per day

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Abbreviation	Terminology
m3/s	cubic metre(s) per second
m3/t	cubic metre(s) per tonne
m3/year	cubic metre(s) per year
MAusIMM	Member of the AusIMM
Measured Mineral Resource	A Measured Resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
mg/l	milligram(s) per litre
mg/m3	milligram(s) per cubic metre
MI	Measured + Indicated Categories Mineral Resources
Mineral Reserve	The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, and social and government factors, as defined in the CIM Definition Standards. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.
Mineral Resources	A concentration or occurrence of material of intrinsic economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction, as defined in the CIM Definition Standards. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge
mm	millimetre(s)
Mo	The chemical symbol for molybdenum
Moz	Million ounce(s)
Mr	Mister
mRL	Meter(s) relative level to sea level
MW	Megawatt(s), equivalent to 1,000,000 watts
NCF	net cash flow
NI 43-101	Canadian National Instrument 43-101
NPV	net present value
NQ core	core diameter of 47.6 mm
O.K.	Ordinary Kriging
OHS	occupational health and safety
Opex	operating cost
oz	ounce
Pb	The chemical symbol for lead
PEA	Preliminary Assessment Technical Report
pH	potential of hydrogen

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Abbreviation	Terminology
Ph.D.	Doctor of Philosophy
ppb	part(s) per billion
PRC	People’s Republic of China
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances Measured Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
Proven Mineral Reserves	A Proven Mineral Reserve is the economically mineable part of a Measured Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
QA/QC	Quality Assurance / Quality Control
QMS	Quality Management System
QP	Qualified Person
QPR	Qualified Person’s Report
RMB	Renminbi, which is the official currency of the People’s Republic of China.
ROM	run-of-mine
RTK	real-time kinematic
S	The chemical symbol for Sulphur
SBX	Sodium butyl xanthate
SD	standard deviations
SG	specific gravity
SGS	SGS Laboratory
Silvercorp or SVM	Silvercorp Metals Inc
Sn	The chemical symbol for Tin
SRK ZA	SRK Consulting (South Africa) (Pty) Ltd.
SRK, SRK CN	SRK Consulting China Ltd. trading as SRK Consulting
Stock Exchange, HKEX	The Stock Exchange of Hong Kong Limited
t	tonne(s), equivalent to 1,000kg
t/h	tonne(s) per hour
t/m3	tonne(s) per cubic metre
tpa	tonne(s) per annum
tpd	tonne(s) per day
tph	tonne(s) per hour

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Contents  ■  FINAL

Abbreviation	Terminology
TSF	tailings storage facility
TSX	Toronto Stock Exchange
TSXV	TSX Venture Exchange
USc	United States cent
USD, US$	United States Dollar
USGS	United States Geological Survey
Valmin Code	Code for Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports
VAT	value-added tax
W	The chemical symbol for tungsten
WRD	waste rock dump
WSCP	Water and Soil Conservation Plan
Zn	The chemical symbol for zinc
μm	micron(s), 1/1,000 of a millimetre

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 ■ EFFECTIVE DATE: 31 DEC 2025 ■ FH/YZ, LN, NX, TC, HH/AT	xviii

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

1	Summary

1.1	Introduction

In November 2025, SRK Consulting China Ltd. (“SRK”) was requested by Silvercorp Metals Inc. (“SVM” or Silvercorp) to prepare a Qualified Person’s Report (“QPR” or Competent Person’s Report, “CPR”) on El Domo Project (“El Domo” or the “Project”), located in the provinces of Bolivar and Los Rios, Ecuador. The deliverable of this project is an independent technical review report which will enable potential equity investors and possible future shareholders to review the Project’s studies and conditions.

This QPR or CPR is an independent review of El Domo Project’s geology, exploration, Mineral Resources, Mineral Reserves, mining, mineral processing, capital investment, operating cost, and environmental and social aspects.

The scope of work includes the review the Mineral Resources estimates, modifying factors for Mineral Reserve conversion, operation records and mining operations for the Domo Project as of the effective date of the report, conducting site visit by the Qualified Persons, and preparation of the QPR in compliance with the NI 43-101 and the Listing Rules.

The Mineral Resource statement reported herein is a collaborative effort between El Domo Project, SVM and SRK personnel.

The exploration database was compiled and maintained by El Domo Project and was reviewed by SRK. The geological model and wireframes defining the mineralisation were constructed by SVM in December 2025, In SRK’s opinion, the geological model is a reasonable representation of the distribution of the targeted mineralisation at the current level of sampling.

The statistical analysis, block model(s) and grade estimate were constructed by SRK, between January and February 2026.

Based on the Mineral Resource estimates and model(s), the mine plan and operation practices, El Domo Project converted the qualified Mineral Resources into Mineral Reserves and scheduled the productions of the mine under the SRK’s review. SRK updated the technical-economic analysis to demonstrate the project economic viability for perspective operation.

1.2	Overview

El Domo Project, 75% owned by SVM, in Bolívar Province, central Ecuador, which is accessed from Guayaquil is approximately 150km, the closest town to the Project is Las Naves and Encheandía Canton, which is approximately 20 km to the southwest.

The El Domo Project is a typical VMS deposit related to submarine volcanism, with stockwork hydrothermal alteration and seafloor massive sulphide mineralization. Formed in rifted arc and back-arc settings via magmatically driven hydrothermal circulation, its metal assemblage (Cu-Au-Zn or Zn-Cu-Pb-Ag) is controlled by crustal type.

The Project is a planned open pit mine (“OP”), with related facilities and infrastructure that are under construction, and necessary regulation permits and licenses were guaranteed for the construction.

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 EFFECTIVE DATE: DEC. 31, 2025 ■ FH/AT	1

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

The El Domo Project is planned as a conventional truck-and-shovel open pit operation using haul trucks, hydraulic excavators and wheel loaders, to produce plant feed ore. The processing plant has been designed as a nominate capacity of 666 thousand tonnes per annual (“ktpa”) feed ore to produce commercial copper concentrate, lead concentrate and zinc concentrate.

SRK has worked on the El Domo Project since November 2025, conducted data verification programs and carried out quality assurance and quality control programs on drill hole information. SRK reviewed the active database and economic and technical parameters provided by El Domo and SVM and opined the estimation of Mineral Resources is reasonable.

The Mineral Resource statements for El Domo Mine are shown in Table 1.1.

Table 1.1:	Mineral Resource Statement for El Domo Project, as of December 31, 2025

Resource Category	Tonnes	Grade					Contained Metal
		Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
	(Mt)	(%)	(%)	(%)	(g/t)	(g/t)	(kt)	(kt)	(kt)	(koz)	(koz)
Open Pit Resources
Measured	3.6	2.67	0.25	2.59	3.09	46.77	97.3	9.0	94.2	362	5,473
Indicated	7.5	1.42	0.21	2.36	1.66	39.67	105.5	15.8	176.2	397	9,504
M+I	11.1	1.83	0.22	2.44	2.13	42.00	202.8	24.8	270.4	759	14,978
Inferred	3.5	0.48	0.12	1.00	0.72	22.10	16.7	4.3	34.7	80	2,472
Underground Resources
Indicated	0.3	2.73	0.12	1.72	1.58	31.14	8.8	0.4	5.5	16	321
Inferred	0.4	0.25	0.20	0.67	1.53	89.06	0.9	0.7	2.5	18	1,051
Total Mineral Resources
Measured	3.6	2.67	0.25	2.59	3.09	46.76	97.4	9.0	94.2	362	5,474
Indicated	7.8	1.47	0.21	2.34	1.66	39.32	114.2	16.1	181.7	414	9,825
M+I	11.4	1.85	0.22	2.42	2.11	41.69	211.6	25.2	275.9	775	15,299
Inferred	3.8	0.46	0.13	0.97	0.80	28.49	17.6	5.0	37.1	98	3,524

Notes:

[1]	CIM (2014) definitions were followed for Mineral Resources.

[2]	Mineral Resources are reported above an NSR cut-off value of US$38/t for potential open pit Mineral Resources and the underground portion are reported using an NSR cut-off value of US$100/t NSR.

[3]	The NSR value is based on estimated processing recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges ：84.9 *[Cu] (%) +46.9*[Au] (g/t) + 0.6*[Ag] (g/t) + 3.4 *[Pb] (%) + 19.8*[Zn] (%)

[4]	Mineral Resources are estimated using the metal price assumptions: USD 10,700/t Cu, USD 3,000/ oz Au, USD40/oz Ag, USD 2,300/t Pb, and USD3,220/t Zn.

[5]	Mineral Resources are inclusive of Mineral Reserves.

[6]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[7]	Numbers may not add due to rounding.

The mine plan prepared by El Domo is based on the eligible Mineral Resource, that are Measure and Indicated categories (“MI”) and generates a 13-year LOM, commencing in January 2026, comprising approximately 1.5 years of construction and pre-production followed by 11.5 years of commercial operation. The full production rate is about 666 ktpa ROM, which was converted to Mineral Reserve after considering the modifying factors.

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 EFFECTIVE DATE: DEC. 31, 2025 ■ FH/AT	2

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

The capital costs and operating costs provided to SRK, were matched production capacity and the current economic conditions. The economic analysis results demonstrate the economic viability of El Domo Project. Based on the SRK’s review, the key assumptions and projection using discount cash flow modelling, the El Domo Project has a net present value (the “NPV”) of US Dollar (the “USD”) 573 million at a discount rate of 8%.

The Mineral Reserve statement for El Domo Project is shown in Table 1.2.

Table 1.2:	Mineral Reserve Statement For El Domo Mine, as of December 31, 2025

Category	Ore Reserve (kt)	NSR (USD/t)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Contained Au (koz)	Contained Ag (koz)	Contained Cu (kt)	Contained Pb (kt)	Contained Zn (kt)
Proven	2,667	392	3.33	48.42	2.60	0.26	2.63	285	4,153	69.34	6.99	70.18
Probable	4,462	263	2.08	47.45	1.53	0.26	2.63	299	6,807	68.38	11.44	117.47
Sub Total	7,129	312	2.55	47.82	1.93	0.26	2.63	584	10,960	137.72	18.44	187.65

Sources: El Domo mine, SRK summarized

Notes:

[1]	Any differences between totals and sum of components are due to rounding.

[2]	55 USD/t ROM COV was applied.

[3]	The COV estimates are based on the forecast prices 2,600USD/oz gold, 31 USD/oz silver, 9250 USD/t copper, 2,000 USD/t lead, and 2,800 USD/t zinc.

[4]	The Mineral Reserves are reported on a metric dry tonne basis.

[5]	Mineral Resources are inclusive of Mineral Reserves.

[6]	The Mineral Resources are effective as of December 31, 2025.

1.3	Property Description and Ownership

In 2017, Adventus (formerly Adventus Zinc Corporation) entered into an agreement with Salazar Resources Ltd to earn a majority interest in Ecuador’s Curipamba project by funding US$25 million in exploration and development over five years and fulfilling relevant obligations, including completing a feasibility study for the high-grade copper-gold El Domo VMS deposit in 2021. Later, Adventus completed the earn-in to obtain majority ownership, with cashflow arrangements specifying 95% to Adventus until its 2017-onward investments are repaid, then 75% to Adventus and 25% to Salazar. On July 31, 2024, SVM acquired a 75% interest in the Curipamba El Domo Project by purchasing Adventus, while Salazar retained its 25% stake.

The Curipamba project consists of seven contiguous concessions totalling 21,537.48 ha, wholly owned by Curimining (a Salazar subsidiary in Ecuador), with all tenements in good standing and free of liens. Originally registered to Salazar between 2003 and 2006, the tenements were reissued new titles under the Ecuadorian Mining Act, granting 25-year exclusive mining rights (22 years, 11 months, 22 days for Las Naves, where El Domo is located).

Classified under the small-scale mining regime in 2016, the tenements allow simultaneous exploration and exploitation, bypassing the general regime’s staged schedule. In February 2024, Ecuador’s Ministry of Energy and Mines issued a reform clarifying regulations for medium-scale mining’s transition from exploration to production, supporting the El Domo-Curipamba project.

Curimining has fulfilled all obligations, including paying conservation patent fees, submitting annual exploration reports (since at least 2014), holding approved environmental licenses, water use permits, and complying with reporting requirements. It has also met community involvement requirements and conducted outreach programs for 10 years. The project is located 150 km southwest of Quito and 150 km northeast of Guayaquil, with the nearest town being Ventanas (≈20 km away, 38,000 population in 2010).

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 EFFECTIVE DATE: DEC. 31, 2025 ■ FH/AT	3

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

1.4	Geology and Mineralization

The El Domo Project area is characterized by the volcanic and volcaniclastic rocks of the Macuchi Group, dating from the Middle Paleocene–Eocene age. The stratigraphy includes a basal rhyodacite unit overlain by two interlayered volcaniclastic sequences: one mafic and one felsic. Younger andesitic and rhyolitic lithofacies intrude these sequences. Massive sulphides are found along the contact between the rhyodacite and the volcaniclastic rocks, as well as within the mafic volcaniclastics, known locally as grainstone, which serves as a marker unit for exploration. The strata are sub-horizontal with a synclinal shape, disrupted by sub-vertical faults causing vertical offsets up to 50 meters.

Mineralization at El Domo shows broad zoning:

■	Upper "cap" of barite enriched in silica, sphalerite, galena, and gold.

■	Underlain by a massive sulphide zone with zinc-rich mineralization near the hanging wall and copper-rich at the base.

The El Domo Project is characteristic of a Volcanogenic Massive Sulphide (VMS) deposit and exhibits the following features:

■	VMS deposits are associated with submarine felsic and/or mafic volcanism and are characterized by an underlying stockwork or feeder zone with major hydrothermal alteration, more prominent in the footwall than in the hanging wall, and massive or semi-massive mineralization formed on or near the seafloor.

■	The principal model for VMS genesis involves a submarine rifting environment, where a sub-seafloor magma chamber drives a hydrothermal convective cell. Cold seawater enters the oceanic crust through faults and cracks, heats up near the magma chamber, and leaches metals from surrounding rocks. The heated, metal-laden fluids rise back to the seafloor and precipitate metals upon mixing with cold seawater.

■	Ancient VMS deposits mainly formed in oceanic and continental nascent-arc, rifted-arc, and back-arc settings. Crustal composition significantly influences the mineral content of VMS deposits: Cu-Au-Zn deposits form on primitive crust, while Zn-Cu-Pb-Ag deposits form on continental crust (Barrie and Hannington, 1999).

1.5	Exploration Status

Since RTZ’s initial regional stream-sediment survey in 1991, the Project has been explored through a series of systematic programs including mapping, rock and soil sampling, BLEG surveys, IP and magnetic geophysics, and multiple drilling phases. Early work by RTZ and Newmont highlighted strong gold and base metal potential, while 2007 IP surveys and Phase I drilling led to the discovery of massive sulphide mineralization at El Domo. Subsequent drilling campaigns (Phases II–VI, VIII and IX) comprising tens of thousands of metres of core drilling have progressively delineated and infill-drilled the El Domo deposit, upgraded Mineral Resource classifications, and improved understanding of both open pit and underground potential. Throughout this history, integrated geochemical and geophysical surveys have continually refined the geological model, providing a robust basis for ongoing and future exploration.

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 EFFECTIVE DATE: DEC. 31, 2025 ■ FH/AT	4

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

During Phase I (2007–2008), a QA/QC system using standards, blanks, and field duplicates (1 in 30 samples) was applied to rock, soil, and stream sediment samples. In Phase II (2010), Salazar Resources inserted standards (1 in 10–15) and blanks (1 in 30), re-analyzed samples exceeding 5 g/t Au, 5% Cu or 5% Zn, and sent pulps of every 10th sample to an independent laboratory, but did not use core duplicates. From Phase III onward, Salazar used only standards and blanks at similar insertion rates, with high-grade pulps re-assayed and 10% of samples sent for external checks; in Phase IV (2011–2012), QA/QC was further reduced to standards and blanks only, with no duplicates or external check assays. In 2013, BISA conducted independent verification by re-sampling 143 representative samples (core twins, coarse rejects, and pulps) and inserting standards, blanks, and pulp duplicates for internal and external control. Curimining subsequently applied a strengthened QA/QC program in 2018 and 2020–2024, using certified reference materials, blanks, and pulp duplicates with analyses at a secondary laboratory.

The author considers that quality control measures adopted for assaying of the El Domo Mineral Resource drilling have established that the assaying is representative and free of any biases or other factors that may materially impact the reliability of the analytical results. The author considers that the sample preparation, security and analytical procedures adopted for El Domo drilling provide an adequate basis for the current Mineral Resource estimates.

1.6	Mineral Resource and Mineral Reserve Estimates

The database, estimation domains of El Domo project was completed by Resource Geologist of SVM. Ms Yanfang Zhao, Principal Geologists of SRK (MAIG) has reviewed the database, estimation domains and were satisfied that they comply with reasonable industry practice. SRK has generated the block models, performed the grade estimation and prepared the Mineral Resource estimate work.

The Qualified Person responsible for the Mineral Resources is Ms Yanfang Zhao (MAIG #10796), who is full time employee of SRK. Ms Yanfang Zhao visited the project between the 21 and 23 of June 2024. There are limited drillings updated since last visit, but a series of constructions are going on. The 2026 site visit is between 27 and 28 May 2026.

The estimates are based on drilling samples and underground samples information available up to December 2025. With respect to drilling sample information available for the December 2025 Mineral Resource estimates, SRK believes the current drilling information is sufficiently reliable to interpret with confidence the boundaries for El Domo deposits and that the assay data is sufficiently reliable to support the Mineral Resource estimation.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.

Within the current mining License area, as of December 31, 2025, the El Domo Project, above a COV of USD38 /t NSR for the potential open pit mining and USD100/t NSR for the underground portion, there are 11.4 million tonnes (“Mt”) of Measured and Indicated Mineral Resources at an average grade of 1.85% Cu, 0.22% Pb, 2.42% Zn, 2.11g/t Au and 41.69g/t Ag; and 3.8 Mt of Inferred Mineral Resources at an average grade of 0.46% Cu, 0.13% Pb, 0.97% Zn, 0.80g/t Au and 28.49g/t Ag.

SRK CONSULTING CHINA LTD. ■ MAY 31, 2026 EFFECTIVE DATE: DEC. 31, 2025 ■ FH/AT	5

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

The Mineral Reserve estimation work was reviewed by Falong Hu, Principal Mining Engineer of SRK based on the review of modifying factors supplied by El Domo and the mine plan by Mr Qingxiong Hu, Mining Engineer, under the supervision of Alexander Thin, who is a Corporate Mining Engineer of SRK.

The modifying factors relevant to metallurgical and processing are relied on the opinions from Ms. Xiangfeng Yang, Senior Processing Engineer of SRK; the modifying factors relevant to environmental permitting, and social impact are relied on the opinions from Mr. Nan Xue, Principal Environmental Scientist, of SRK; the modifying factors relevant to costings and technical-economic analysis are relied on the opinions from Ms. TzuHsuan Chuang, Senior Mining Engineer of SRK. Mr Falong Hu and engineers or scientists he reliance on are satisfied that they comply with reasonable industry practice.

The Qualified Person responsible for the Mineral Reserve is Mr Falong Hu, who is a full-time employee of SRK Consulting (China) Ltd. and, Fellow of the Australasian Institute of Mining and Metallurgy (“AusIMM”). Mr Falong Hu visited the project between the 21 and 23 of June 2024. There are constructions are going on. The 2026 site visit is between 27 and 28 May 2026, conducted by the principal consultant Falong Hu (Mining) and Nan Xue (Environmental).

Within the current mining License area and mine plan scope, as of December 31, 2025, the El Domo Project, by applying the Modifying Factors, the economically mineable parts of the Measured and Indicated Mineral Resources within the designed open pit, including diluting materials and allowance for losses, were classified as Proven and Probable Mineral Reserves, respectively. The feed ore is estimated based on the reference point being the primary crusher or temporary stockpile at the crusher feed.

Above a COV of 55 USD/t, there are 7,129 kt of Proven and Probable Mineral Reserve at an average grade of 312 USD/t NSR, 2.55 g/t Au, 47.82 g/t Ag, 1.93% Cu, 0.26% Pb, 2.63% Zn.

1.7	Development and Operations

1.7.1	Geotechnical and Hydrogeological Considerations

Open pit slope design is based on dedicated geotechnical site investigations, including 5 HQ triple-tube geotechnical drillholes (1,211.7 m), systematic geotechnical logging of most resource drilling (RMR from 343 holes ~68,000 m; RQD from 350 holes ~66,000 m), detailed core review and a comprehensive field and laboratory testing program (over 17,000 point-load tests and 102 UCS tests on 10 geotechnical units), with hydrogeological conditions characterised separately.

Geotechnical domains were defined primarily on lithology, with structural controls and pit wall orientation incorporated in stability analyses using HxGN MinePlan and Rocscience Slide2. Recommended inter-ramp slope angles range from 45° to 55°, with inter-ramp heights limited to 70 m and 12–14 m geotechnical berms above that height; final slopes are to be excavated with controlled blasting and require effective depressurisation (e.g., drainholes) to meet design criteria.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

1.7.2	Mining Method

The El Domo Project is planned as a conventional truck-and-shovel open pit operation using haul trucks, hydraulic excavators and wheel loaders. Ore will be hauled either directly to the ROM pad or to a ROM stockpile, where it will be segregated by ore type (High Zn, mixed Zn/Cu, High Cu) to support mill feed blending into a 666 kt/a process plant, with High Cu ore limited to 15% of feed when sufficient Zn ore is available.

Five pit phases have been defined to maintain continuous ore exposure and to recover sufficient andesite, tuff and other non-acid-generating (NAG) rock for construction of the tailings embankments; the main haul ramp has been laid out, where practicable, to act both as an access ramp and as a geotechnical berm to reduce waste stripping requirements.

The mine is scheduled to operate 10 hours per shift, 2 shifts per day, 350 days per year. The nominate capacity is to be 666 ktpa plant feed. The schedule provides for a 13-year LOM, commencing in January 2026, comprising approximately 1.5 years of construction and pre-production followed by 11.5 years of commercial operation. The life of mine schedule summarized in Figure 1.1 below.

Figure 1.1:	Annual Mining Production Schedule for El Domo Project

Sources: El Domo Mine, SRK summarized

1.7.3	Mineral Processing and Metallurgical Testing

El Domo is a polymetallic deposit containing copper, gold, silver, lead, and zinc. Three separate concentrates may be produced by flotation from the future operation, which are copper concentrate, zinc concentrate and lead concentrate. Gold and silver are distributed among these three concentrates.

From 2019 to 2023, extensive metallurgical testwork was carried out by BML on multiple ore samples from the El Domo deposit. In July 2025, BML analyzed and summarized the historical test results and conducted verification and optimization tests based on the preferred flowsheet and test conditions. The BML metallurgical test conclusions are summarized as follows:

■	The valuable elements are copper, zinc, gold and silver, with potential credits from lead and sulphur. The primary copper mineral is chalcopyrite, with lesser amounts of bornite, chalcocite and tennantite. Zinc occurs mainly as sphalerite and lead primarily as galena. The valuable metals are predominantly hosted in sulphide minerals, indicating that flotation is a suitable method for target metal recovery.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

■	All the gravity tests indicated that the proportion of gravity-recoverable gold is very low, and gravity separation is not a suitable processing option for the El Domo ore.

■	A large number of flotation tests have been carried out on samples from the El Domo deposit over several years to optimize flotation conditions and develop an appropriate flowsheet. At a primary grind of 80% passing 125 µm, the Cu/Pb rougher concentrates and Zn rougher concentrates were considered satisfactory.

■	The gold and silver lost in zinc tailings are high, and utmost occurs sub-microscopic inclusions. Intensive cyanidation after regrinding (P80=15μm) can recover 23% to 40% gold of the zinc tailings, but the sodium cyanide consumption is high as 18kg/t. A SART process was recommended to mitigate the cost.

■	Ultrafine regrinding of the bulk rougher concentrate is required to achieve effective separation of copper, lead and zinc, due to the fine dissemination and interlocking of the target sulphide minerals.

■	At a primary grinding fineness of P80=125 µm and regrinding fineness of P80 =28 µm, BML conducted the locked-cycle test on Master C Sample in 2025, with the results presented in Table 1.3.

Table 1.3:	Flotation Locked Cycle Tests Results of 2025 Program-BML

Product	Test	Mass	Grade					Recovery
			Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
		%	%	%	%	g/t	g/t	%
Feed	Closed-Circuit Average	100.0	2.0	0.2	2.5	2.3	37.0	100.0	100.0	100.0	100.0	100.0
	Closed-Circuit Cleaner C-18	100.0	1.9	0.2	2.6	2.5	45.8	100.0	100.0	100.0	100.0	100.0
Cu/Pb Conc	Closed-Circuit Average	7.3	23.8	2.2	8.5	12.2	173.0	88.0	69.0	24.7	38.7	34.0
	Closed-Circuit Cleaner C-18	6.0	27.5	1.9	3.5	9.9	170.0	85.4	52.0	8.2	23.5	22.0
Zn Conc	Closed-Circuit Average	3.1	2.7	0.9	52.0	9.9	344.0	4.2	12.0	64.0	13.2	29.0
	Closed-Circuit Cleaner C-18	3.6	2.3	1.0	57.4	11.8	454.0	4.2	15.0	80.2	16.7	35.0

Source: El Domo Project – Summary of BML’s Metallurgical Testwork Results, July 2025, BML.

In December 2025, Youyan Resources and Environment Technology Research Institute (Beijing) Co., Ltd. (“GRINM”) was commissioned to carry out test work on polymetallic ore samples from El Domo, including process mineralogy studies, beneficiation testwork to determine flotation conditions, and closed-circuit tests for different flowsheet configurations. On the above basis, the partial preferential–bulk flotation with subsequent separation flowsheet was selected as the principal process.

At a primary grinding fineness of P80=125 µm and regrinding fineness of P80 =16–19 µm, GRINM conducted the locked-cycle test, with the results presented in Table 1.4. The test indicated that both saleable copper and zinc concentrates were produced. The copper concentrate achieved a copper recovery of 89.81%, with a grade of 25.03% Cu, 2.30% Pb, and 3.86% Zn. The relatively high lead and zinc contents may adversely affect the marketability of the copper concentrate. The zinc concentrate achieved a zinc recovery of 82.33%, with a zinc grade of 53.56% Zn. Both the copper and zinc concentrate has low arsenic content (below 0.3%).

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

Table 1.4:	GRINM Flotation Closed-circuit Test Results of Recommended Process

Product	Yield/%	Grade/%						Recovery/%
		Cu	Pb	Zn	Au*	Ag*	S	Cu	Pb	Zn	Au	Ag	S
Cu K1	4.67	27.71	1.98	3.69	10.35	187	38.29	66.05	40.01	6.76	23.55	21.33	7.56
Cu K2	2.36	19.73	2.93	4.19	16.16	248	38	23.76	29.9	3.88	18.56	14.26	3.79
Cu K1+K2	7.04	25.03	2.3	3.86	12.3	208	38.19	89.81	69.92	10.64	42.11	35.59	11.35
Zn K	3.92	2.1	0.71	53.56	8.73	345	37.75	4.19	12.11	82.33	16.64	32.95	6.25
Zn X	41.86	0.2	0.06	0.31	1.63	24	44.69	4.16	11.04	5.17	33.1	24.11	79.03
Tail X	47.19	0.08	0.03	0.1	0.35	6	1.69	1.84	6.94	1.85	8.15	7.35	3.37
Feed	100	1.96	0.23	2.55	2.05	41	23.67	100	100	100	100	100	100

Source: Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, GRINM, December 2025.

Additionally, after combining copper concentrate 1 and copper concentrate 2, exploratory Cu–Pb separation tests were carried out. The Pb grade is low (9.97% Pb) in lead concentrate, indicating that the separation of the Cu–Pb bulk concentrate is not satisfactory, and a saleable lead concentrate cannot be produced. In view of the low overall lead grade of the ore, it is recommended that Cu–Pb separation be considered in future production when the lead grade is relatively high.

Overall, the GRINM test results are satisfactory. However, the recoveries of gold and silver in the test results are relatively low, so it is recommended to carry out further test work on tailings regrinding and beneficiation to improve gold and silver recoveries. In addition, it is recommended to take representative ore samples and conduct tests on the influence of recycled water on flotation, in order to determine whether a water treatment system is required.

1.7.4	Recovery Methods

The Feasibility Study for the Project was prepared by DRA Global Ltd. (“DRA”) and issued in December 2021. Based on this study, the preliminary design of the processing plant was completed in February 2026 by Yantai Oriental Metallurgical Engineering Co., Ltd. (“Yantai Oriental”). The plant has a nominal design capacity of 666 ktpa, and primarily treats ore sourced from the open pit. The plant will operate on a continuous basis, 330 days per year, with two 12-hour shifts per day while the crushing system will operate in two shifts per day, 6 hours per shift.

The comminution circuit has been designed as a “crushing – semi-autogenous grinding – ball milling (SAB)” configuration. The downstream beneficiation flowsheet comprises “partial preferential Cu–Pb flotation, Cu–Pb–Zn bulk flotation, regrinding of the bulk flotation concentrate, Cu–Pb–Zn differential flotation, Cu–Pb separation and Zn–S separation”.

The designed final products will be copper concentrate (25.35% Cu), zinc concentrate (53.50% Zn), and lead concentrate (20.65% Pb). The associated elements Au and Ag are mainly concentrated among these three concentrates for overall recovery. Flotation tailings will be thickened and then flow to the tailings storage facility (TSF) for deposition.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

Based on metallurgical testwork undertaken by BML and GRINM, together with reference from comparable concentrators in the region, Yantai Oriental has developed the key processing indicators for the Project, which are shown in Table 1.5.

Table 1.5:	Designed Processing Indicators

Product	Yield	Production		Grade, % or g/t for Au and Ag					Recovery, %
	%	t/d	t/h	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
ROM feed	100.00	1850.00	77.08	1.96	0.23	2.55	2.05	41.00	100.00	100.00	100.00	100.00	100.00
Copper Concentrate	6.79	125.62	5.23	25.35	1.64	3.80	12.50	197.00	87.82	48.42	10.12	41.40	32.63
Lead Concentrate	0.24	4.44	0.19	15.52	20.65	3.63	6.08	425.25	1.90	21.54	0.34	0.71	2.49
Zinc Concentrate	3.92	72.52	3.02	2.10	0.70	53.50	8.50	340.00	4.20	11.93	82.24	16.25	32.51
Bulk Flotation Tail	47.00	869.50	36.23	0.08	0.03	0.10	0.35	6.00	1.92	6.13	1.84	8.02	6.88
Zn Flotation Tail	42.05	777.93	32.41	0.19	0.07	0.33	1.64	24.86	4.16	11.98	5.45	33.61	25.50
Total Tail	89.05	1647.43	68.64	0.13	0.05	0.21	0.96	14.91	6.08	18.11	7.30	41.63	32.38

Source: Preliminary Design for the 1,850 tpd Mineral Processing Plant of El Domo Project, Yantai Oriental, February 2026.

The target metal grades and lithologies vary significantly across the deposit, which will lead to unstable metallurgical performance for the proposed flowsheet. A ROM blending strategy is therefore required to stabilize the plant feed grade.

1.8	Environmental Studies, Permitting and Social or Community Impact

The Project is currently in the infrastructure development stage and has obtained the required environmental approvals for both the advanced exploration and development phases. In addition, a number of environment-related permits have been secured, including those for water abstraction and hazardous waste management. An Environmental Impact Assessment (EIA) report (April 2022) was prepared for the exploitation and beneficiation phases of the El Domo Project. The EIA scope encompasses the main production facilities, including the open pit, processing plant, and tailings storage facility.

Monitoring of surface water undertaken in February, April, and July 2025 encompassed multiple sampling locations, including points situated both upstream and downstream. The majority of measured parameters met relevant regulatory criteria. Although the July 2025 dataset showed that concentrations of metals and inorganic constituents were within permissible limits, earlier sampling campaigns in February and April 2025 recorded elevated levels of certain metals in some samples. These elevated concentrations are interpreted as reflecting the natural geochemical background associated with the polymetallic mineralisation. Groundwater investigations conducted over the period from 2020 to 2025 did not identify the presence of key contaminants such as cyanide. However, relatively high concentrations of major ions were detected. The Company has established various initiatives aimed at supporting the development of local communities. Based on findings from internal due diligence and the MAE social assessment, no Indigenous groups or ancestrally occupied lands were identified within either the direct or indirect area of influence of the El Domo Project.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

1.9	Capital Cost and Operating Cost

The total LOM Capex for the El Domo Project is estimated at USD 373.46 million. The LOM Capex is divided into three main categories: Initial Capex, Sustaining Capex, and Closure Cost. The majority of the capital investment is allocated to the initial peak construction period in 2026 and 2027. A summary breakdown of the LOM Capex is presented in Table 1.6.

Table 1.6:	Summary of Capex for El Domo Project

Item	Unit	LOM Total
Initial Capex	USD Million	283.68
Project Construction Cost	USD Million	188.84
Imported Equipment Procurement	USD Million	42.39
Owner's Cost	USD Million	35.40
Contingency (10%)	USD Million	17.05
Sustaining Capex	USD Million	72.48
Capitalization Stripping	USD Million	12.48
General Sustaining	USD Million	60.00
Closure Cost	USD Million	17.30
Total	USD Million	373.46

Sources: El Domo Mine, summarized by SRK

Notes: Any differences between totals and sum of components are due to rounding

The total estimated LOM operating cost is USD 416.29 million, resulting in an average unit cash cost of USD 58.4 /t-milled. The cost estimates and contracted rates provided by the client are summarized in Table 1.7.

Table 1.7:	Summary of Estimated Unit Cash Opex

Item	Unit Cost Assumption	Average Unit Cost (USD/t-milled)	Total Cost over LOM (USD Million)
Mining Cost	1.71 (USD/t-ore)	1.71	12.19
Stripping Cost	2.20 (USD/t-waste)	16.44	117.21
Processing Cost	25.00 (USD/t-milled)	25.00	178.23
Water Treatment	3.66 (USD/t-milled)	3.66	26.09
SG&A costs	14.00 (USD/t-milled)	11.58	82.56
Total	N/A	58.39	416.29

Sources: El Domo Mine, summarized by SRK

Note: SG&A schedule varies in the late stages of the mine life

1.10	Technical-Economic Analysis

The cash flow estimate includes only the revenue, costs, taxes, and other factors directly associated with El Domo Project. The assumptions are as follows:

■	The ROM and finial products of El Domo Project, which are lead, zinc, and copper concentrates, are based on the LOM schedule.

■	The local currency for El Domo Project is USD and is used for technical-economic analysis.

■	Annual gross revenue is calculated by applying the forecasted metal prices and payable metal percentages from contracts to the annual recovered metal for each operating year.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

■	SRK does not consider future inflation or currency and cost fluctuations; the cost remains constant over the LOM.

■	Financing is assumed to be on a 100% equity basis; no debt or related financing costs have been included in the technical-economic analysis.

■	Corporate obligations and financing costs are not considered.

■	Exploration Capex, which is aimed at discovering additional Mineral Resources that are currently outside the Mineral Reserves estimates, is not considered during this analysis.

■	No salvage value has been included in the technical-economic analysis.

■	Working capital will be fully recovered at the end of LOM.

■	The reference date or effective date is December 31, 2025.

The technical-economic analysis was conducted using conventional Discounted Cash Flow (“DCF”) techniques. The projection for Project operation shows a positive economic prospect. At a discount rate of 8%, the NPV of the Project is USD 573 million. The net present values (“NPVs”) at different discount rates were estimated by SRK through DCF model, presented in Table 1.8.

Table 1.8:	Estimated NPVs at Different Discount Rate

Discount Rate	5%	6%	7%	8%	9%	10%	11%	12%	13%	14%	15%
NPV	705.59	657.8	613.7	572.9	535.0	499.9	467.2	436.8	408.5	382.0	357.3

Sources: SRK

SRK conducted a single-factor sensitivity analysis for the Project. The analysis focused on metal prices, Capex, and Opex, each tested within a ±30% range, exploration Capex, and corporate income tax rate. The results showed that the Project is most sensitive to changes in metal prices. The break-even prices (NPV=0, at 8% discount rate) are around a change of -52% simultaneously of gold, silver, copper, lead and zinc, from the base scenario prices used in the model. In other words, all the 5 metal prices drop to about 48% of the forecasting prices, the Project NPV will become negative.

1.11	Risk Assessment

SRK completed a risk assessment of the risks identified for the Domo Project in relation to their likelihood of occurrence within the LOM and consequence in accordance with Guidance Note 7 to the Listing Rules.

In general, project risk decreases from exploration, development, through to the production stage. Domo Project is at development stage.

SRK considered various technical aspects which may affect the feasibility and future cash flow and conducted a qualitative risk analysis which has been summarised in Table 1.9. In this risk analysis, various risk sources/ issues have been assessed for likelihood and consequence, and then an overall risk rating has been assigned.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

Table 1.9:	Risk Assessment

Risk	Description	Likelihood	Consequence	Rating
Mineral Resource and Mineral Reserve
QC samples	No coarse duplicates were insert in all the drilling programme that there may be the bias in sample preparation	Possible	Moderate	Medium
Lack of Measured + Indicated Resources for Reserve conversion	Insufficient high-category resources restrict reserve supplement, possibly mismatching production plans, affecting stable mining, and even shortening the mine life ahead of the LOM plan.	Unlikely	Moderate	Low
Mining
Production plan	Significant Production Shortfalls due to the insufficient labor or equipment	Possible	Moderate	Medium
Production plan	Significant Production Shortfalls due to the poor mine plan or, due to the production capacity forecast is overly optimistic	Possible	Minor	Low
Geotechnical	Significant Geological Structure leading production shutdown or safety issues	Unlikely	Moderate	Low
Hydrogeological	More water in-flow than expectation leading to pit flooding, making production shutdown or production shortfalls	Unlikely	Minor	Low
Waste rock management	Inadequate space for waste rock dumping or the unreliable on selling waste rock contracting	Possible	Moderate	Medium
Stockpile management	Inadequate space for ore stockpile.	Unlikely	Minor	Low
Equipment shortage	Insufficient quantity of production equipment as a result of unstable total material movement.	Possible	Minor	Low
Processing
Production capacity	Significant variability in feed ore characteristics may cause processing capacity to fall below target.	Possible	Moderate	Medium
Product recovery	The actual recoveries of copper, zinc, gold, and silver may be lower than the design targets.	Possible	Moderate	Medium
Infrastructure
Steep terrain leads to restricted operation	Limited flat areas in the open pit result in inadequate room for ore and waste stockpiles; narrow and steep haul roads constrain truck throughput, causing congestion, delays and increased safety risks during daily mining operations.	Possible	Minor	Low
Power supply	Lack of power supply in heavy load season, leading to production unstable.	Unlikely	Minor	Low
TSF
Dam management/ WRF 2	Dam failure leading tailings leak out.	Unlikely	Unlikely	Unlikely
Waste rock management risk due to potential under-provision of acid-forming waste rock storage.	inaccurate estimation of the proportion of acid-forming waste rock during operation may lead to insufficient capacity in dedicated acid waste dumps, causing improper disposal, environmental risks and operational disruptions.	Possible	Moderate	Medium

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

Risk	Description	Likelihood	Consequence	Rating
Lack of TSF volume capacity leading LOM failure	The insufficient TSF capacity will cause the generated tailings to exceed the TSF’s remaining storage limit before the scheduled LOM, forcing the mine to suspend production in advance and resulting in LOM failure.	Unlikely	Major	Medium
Environment and Social
Negative impact on biodiversity	Mining infrastructure development and operational activities result in land disturbance and soil loss, posing threats to natural habitats and biological diversity.	Possible	Minor	Low
Water pollution to the surroundings	Indiscriminate discharge of untreated production and domestic wastewater will have negative impacts on surface and groundwater. In addition, ARD has the potential to introduce acidity and dissolved metals into water, which can be harmful to surface and groundwater.	Possible	Moderate	Medium
Social impact and community engagement	The impact of mining operations on water usage and agricultural production of surrounding communities.The lack of participation of stakeholders, especially local communities, in project development can lead to a range of social impacts.	Possible	Moderate	Medium
Capex and Opex
Management plan	Poor mine management plan leading lack of cash resulting in the Capex investment delay to impact production	Possible	Moderate	Medium
Capex increases	Poor plan or budget leading the Capex increases significantly impact the operating performance.	Possible	Moderate	Medium
Opex under forecasted	Opex increased significantly leading the failure of operation or impact the operating performance.	Unlikely	Moderate	Low

1.12	Conclusions and Recommendations

The structural and geological models for El Domo Project have been modelled by SLR in 2021 used Leapfrog software and updated by SVM in 2025 based on a combination of geological logs, assays, and sectional information to construct a detailed geological model in Leapfrog, activating the structural model.

The base and precious metal mineralization occurs mainly in a tabular zone comprising semi-massive to massive sulphides. Secondary loci of mineralization are found in the breccia zone within the immediate hanging wall of the massive sulphide zone and smaller lenses in the footwall.

The 2025 metallurgical test work indicated that there are reasonable prospects for achieving the recoveries applied to the economic assessment. However, further work is required to be able to confirm the optimal processing configuration for the mineralization. As such, there is a risk that these recovery factors may change with additional test work and depending on the ultimate processing flow sheet that is selected if the project is developed.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Summary  ■  FINAL

The mine method is studied at industrial good practice and with a reasonable perspective feasible extraction of the eligible Mineral Resources. The process and designed parameters of the processing plant are suitable for the ore properties of the Project. Based on the ROM grade, SRK considers that there may be a risk of compromising copper recovery if copper and lead concentrates are separated via flotation.

The El Domo Project is currently at the infrastructure development stage, with environmental permits obtained for advanced exploration and development, as well as licences for water abstraction and hazardous waste disposal. An EIA report for the exploitation and beneficiation phases was completed in April 2022.

Most surface water and groundwater monitoring parameters comply with regulatory standards. Individual metal exceedances in some surface water samples are believed to relate to the natural polymetallic deposit background, and no cyanide was detected in groundwater.

The feasibility study only includes conceptual mine closure strategies, and a detailed formal mine closure plan has not yet been developed.

No indigenous communities or ancestral territories exist within the project’s direct and indirect area of influence, so mandatory prior consultation with indigenous peoples is not required

The associated Capex for mine construction are estimated at a feasibility study level. The economic analysis demonstrates the project could be economic viable operated according to the principal assumptions.

As reviewed by SRK, the QPs recommendations for the Domo Project are indicated below:

■	To confirm the interpretation of the domains for El Domo, SRK recommends an exploration program should be undertaken. And optimized the QAQC procedure, including a) Insert Coarse and more pulp duplicates was recommended. b) Revise protocols so that QC samples are inserted using a systematic approach at a rate of 1 sample in every 20 samples (5%).

■	The products scheme be adjusted timely during production in response to changing market conditions or requirements from concentrate purchasers, and that a mixed copper-lead concentrate may also be considered as one of the feasible options.

■	Conducting reconciliation on not only Mineral Resources versus Processed Feed, but also on the mineral flows, from the Mineral Resource model, grade control results, mining, then processing.

■	Conducting reconciliation on exploration investment versus Mineral Resources updates to demonstrate the Capex efficiency.

■	As part of ongoing progress at the mine, geotechnical, slope stable analysis and monitoring aspects should be continuously reviewed in a formal and recordable manner, bearing in mind previous recommendations, local and mine-wide operating experience in all rock types encountered, any advisable data collection, and looking to future mining development.

■	Conduct a TSF expansion study or the design of a second tailings storage facility for the future LOM expansion.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Introduction  ■  FINAL

2	Introduction

In November 2025, SRK Consulting China Ltd. (“SRK”) was requested by Yangtze Mining (H.K.) Limited (wholly owned subsidiary company of Silvercorp Metals Inc.) to prepare an independent technical review report on El Domo Project (“El Domo” or the “Project”), located in the provinces of Bolivar and Los Rios, Ecuador. The deliverable of this project is an independent technical review report which will enable potential equity investors and possible future shareholders to review the Project’s studies and conditions.

2.1	Purpose of the Report

The purpose of this Report is to provide an independent technical assessment for inclusion in a prospectus to be issued by Silvercorp Metal Inc, who is 75% owned El Domo Project, to support the proposed listing on the Stock Exchange of Hong Kong Limited (“HKEX”).

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. SVM operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China, the GC silver-lead-zinc mine in Guangdong Province, China. and the El Domo copper-gold-silver-lead-zinc project under construction in Ecuador; the Condor gold-silver-lead-zinc advanced exploration Project in Ecuador, and Chaarat gold advanced exploration Project in Kyrgyzstan. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and NYSE American under the symbol “SVM”.

SRK was advised that the report will be included in the listing and/or disclosure documents that the company plans to submit to the TSX, the report is in accordance with NI 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") format and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standard Definition.

On July 31, 2024, Silvercorp Metals Inc. completed the acquisition of Adventus Mining Corporation, a transaction that included the El Domo project located in the Las Naves mining concession, along with six other adjacent exploration mining concessions and two non-metallic mining concessions.

Adventus Mining Corporation is an Ecuador-focused copper-gold exploration and development company. Adventus is advancing the majority-owned Curipamba El Domo copper-gold project, which has a completed feasibility study on the shallow and high-grade El Domo deposit.

2.2	Scope of Work

The scope of work, as defined in the engagement includes the preparation of an independent technical report in compliance with NI 43-101 and Form 43-101F1 guidelines. This work typically involves the assessment of the following key aspects of this project:

■	Mineral Resource Estimates (“MRE”) inputs, workflow, and the results which are used and or applied by El Domo or SVM expert(s). Update the grades estimates and resources categorization where applicable.

■	Mineral Reserve conversion review, including the mining modifying factors applied by El Domo expert(s).

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Introduction  ■  FINAL

■	Review of Modifying Factors of relevant disciplines, such as processing recovery method and associated infrastructure.

■	Review of Modifying Factors of relevant environmental-management activities, and permitting-compliance status, environmental impact assessments (“EIA”) approval, mining license, reclamation, mine safety operation license, as well as the potential impact on the Project.

■	Review of Modifying Factors of relevant technical-economic parameters, such as Capex and Opex.

■	Review of the LOM for the El Domo based on the reviewed input parameters.

■	Update technical-economic model and conduct analysis for the El Domo Project.

■	SRK team conducted a site visit of the El Domo Project.

■	SRK gave recommendation on data verification procedures, all assays have been gathered and examined by independent credible entities and that the results are accessible to industry best practices.

■	Summarized all findings and compile an ITR in accordance with NI 43-101 format.

SRK’s scope excludes any work relating to the marketing, commodity price and exchange rate assumptions, inflation rates and financial analysis (including discount rate) adopted in the technical economic model.

2.3	Work Program

The Mineral Resource statement reported herein is a collaborative effort between SVM, El Domo and SRK personnel. The exploration database was compiled and is maintained by El Domo and was audited by SRK.

The structural and geological models for El Domo Project have been modelled by SLR in 2021 used Leapfrog software and updated by SVM in 2025 based on the new drillholes data. SRK has reviewed the model and is opinion of that they were representative of the in-situ mineralization as of December 2025. The geostatistical analysis, variography and grade models were updated by SRK during the 2 months (December 2025 and January 2026). The Mineral Resource statement was updated to the date of December 31, 2025.

The Mineral Reserve estimate was prepared by El Domo based on the stated Mineral Resource model and validation/consideration of the modifying factors as outlined in the feasibility study in 2021 and the mine plan was updated by SVM based on the updated mineral resources model in early 2026. The general layout and processing plant design were also updated from the 2021 feasibility study by SVM. A technical assessment and an economic analysis were performed by SRK and indicates the Project is both technically feasible and economically viable. The Mineral Reserve statement was updated to the date of 2025.

The Mineral Resource and Mineral Reserve Statement reported herein was prepared in conformity with the generally accepted CIM Exploration Best Practices Guidelines and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. This technical report was prepared following the guidelines of the Canadian Securities Administrators’ NI 43-101 and Form 43-101F1.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Introduction  ■  FINAL

The technical report was compiled in the SRK Beijing Office during the 4 months of January and April 2026.

2.4	Basis of Technical Report

This report is based on information collected by SRK during this work period, and on additional information provided by SVM and El Domo throughout the course of SRK’s investigations. SRK has no reason to doubt the reliability of the information provided by them. Other information was obtained from the public domain. This technical report is based on the following sources of information:

■	Discussions with El Domo and SVM personnel

■	Inspection of the El Domo area, including outcrop and drill core

■	Review of exploration data collected

■	Information, models, reports and data provided to SRK by SVM

■	Additional information from public domain sources

2.5	Qualifications of SRK and SRK Team

The SRK Group comprises more than 1,800 professionals, offering expertise in a wide range of resource engineering disciplines. The independence of the SRK Group is ensured by the fact that it holds no equity in any project it investigates and that its ownership rests solely with its staff. These facts permit SRK to provide its clients with conflict-free and objective recommendations. SRK has a proven track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies, and financial institutions worldwide. Through its work with a large number of major international mining companies, the SRK Group has established a reputation for providing valuable consultancy services to the global mining industry. Table 2.1 below indicates SRK team who prepared or contributed to the independent technical review.

Table 2.1:	SRK Team Contributed to This Report

Contributor	Position	Discipline	Professional Designation	Role	Site Visit
Falong Hu	Principal Consultant	Mining	FAusIMM, PMP	Project Management, Mining and Mineral Reserve Review	Yes
Yanfang Zhao (Bonnie)	Principal Consultant	Geology	MAIG	Geology and Mineral Resource Review	Yes
TzuHsuan Chuang (Shan)	Senior Consultant	Mining	MAusIMM	Costs and Technical-Economic Review	No
Xiangfeng Yang	Senior Consultant	Processing	MAusIMM	Metallurgical Test, Processing Plant, and Infrastructure Review	No
Nan Xue	Principal Consultant	Environment	MAusIMM	Environmental and Permitting Review	Yes
Qiong Wu	Senior BD and Project Coordinator	Project Coordinate	N/A	Project Coordinator	No
Alexander Thin (Alex)	Corporate Consultant	Mining	FAusIMM; FIMMM; FSAIMM	Internal Review	No

Sources: SRK

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Introduction  ■  FINAL

The Mineral Resource and Mineral Reserve evaluation review work and the compilation of this technical report was completed by Ms Yanfang Zhao MAIG (10796) and Falong Hu, FAusIMM (CP) (313608). By virtue of their education, membership to a recognized professional association and relevant work experience, Huaixiang, Yanfang and Falong are independent Qualified Persons as this term is defined by NI 43-101. Falong is the project manager and the chief compiler of this report who takes overall responsibility.

Alexander (Alex) Thin, FAusIMM (CP) (227503), FIMMM (C.Eng) (47860), FSAIMM (702076), RPEQ (26347), a Corporate Consultant (Mining and Evaluation) with SRK, reviewed drafts of this technical report prior to their delivery to El Domo Project and/or SVM as per SRK internal quality management procedures. Alex did not visit the project.

Neither SRK, nor any of the authors of this Report, has any material present or contingent interest in the outcome of this Report, nor any pecuniary or other interest that could be reasonably regarded as capable of affecting their independence or that of SRK.

SRK had prior involvement with Domo Project that is the subject of the Technical Report in 2024. SRK conducted the independent technical review of Domo Project then the service was held on, a site visit was conducted in 2024.

SRK has no beneficial interest in the outcome of the technical assessment capable of affecting its independence.

SRK’s estimated fee for completing this Report is based on its normal professional daily rates plus reimbursement of incidental expenses. The fees are agreed based on the complexity of the assignment, SRK’s knowledge of the assets and availability of data. The fee payable to SRK for this engagement is estimated based on the working hours and rates of the consultants assigned to complete the project. The payment of this professional fee is not contingent upon the outcome of this Report.

2.6	Site Visit

In accordance with NI 43-101 guidelines, Yanfang Zhao (Geology), Nan Xue (Environmental) and Falong Hu (Mining), conducted a site visit to El Domo Project from 27 to 28 May 2026 accompanied by Rui Guo of SVM, to review the updates since last site visit in 2024.

The purpose of the 2024 site visit was to review the digitalization of the exploration database and validation procedures, review exploration procedures, define geological modelling procedures, examine drill core, interview project personnel, and collect all relevant information for the preparation of a revised Mineral Resource model and the compilation of a technical report. During the site visit, particular attention was given to the treatment and validation of historical drilling data.

The site visits also aimed at investigating the geological and structural controls on the distribution of the mineralization, also aimed at investigating the infrastructure of the mine constructed and the operation performed by the management.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Introduction  ■  FINAL

SRK was given full access to relevant data and conducted interviews with Domo Project personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store and analyse historical and current exploration data, as well the operation data and costing data.

2.7	Effective Date

The conclusions expressed in this report are appropriate as of December 31, 2025. The report and associated technical-economic analysis are only appropriate for this date and may change in time in response to variations in economic, market, legal or political factors, in addition to ongoing exploration results.

Based on the information provided by Domo Project, there are no events that have occurred since the Effective Date that are likely to have a material impact on the Mineral Resource and Mineral Reserve statements for Domo Project, at the date of publication of this QPR.

2.8	Currency, Units and Year

All monetary values outlined in this assessment are expressed in United States Dollars (“US$ or USD”), unless otherwise stated.

Quantities are generally stated in Système international d’unités (“SI”) metrics units, the standard Canadian and international practices, including metric tonne (“tonne”, “t”) for weight, and kilometre (“km”) or metre (“m”) for distances.

Fiscal year (“FY”) is stated in the report which start from the Q2 of last year till Q1 of this year. For example, FY2024 is from the April 1, 2023, to March 31, 2024.

2.9	Limitations, Declaration and Consent

2.9.1	Limitations

SRK’s opinion contained herein is based on information provided to SRK by SVM and El Domo throughout the course of SRK’s investigations as described in this Report, which in turn reflects various technical and economic conditions at the time of writing. Such information as provided by El Domo was taken in good faith by SRK.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals, averages and weighted averages. Such calculations may involve a degree of rounding. Where such rounding occurs, SRK does not consider them to be material.

2.9.2	Legal Matters

SRK has not been engaged to comment on any legal matters.

SRK notes that it is not qualified to make legal representations as to the ownership and legal standing of the mineral tenements that are the subject of this review. SRK has not attempted to confirm the legal status of the tenements with respect to joint venture agreements, local heritage or potential environmental or land access restrictions.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Introduction  ■  FINAL

2.9.3	Consent

SRK consents to this Report being included, in full, in SVM’s offer document in connection with the HKEX listing and SVM’s documents in the form and context in which the technical assessment is provided, disclosure documents that the company plans to submit to the TSX and NYSE American, and not for any other purpose. SRK provides this consent on the basis that the technical assessment expressed in the Summary and in the individual sections of this Report is considered with, and not independently of, the information set out in the complete report.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Reliance on Other Experts  ■  FINAL

3	Reliance on Other Experts

In preparing this technical report, SRK has relied upon input from El Domo. Standard professional review procedures were also used by SRK in preparation of this report.

SRK trusts the information from SVM and El Domo regarding mine ownership, legal and financial liability. SRK did not carry out independent verification of the information regarding licenses and permits of the Project as summarized in Section 0 of this Report. SRK did not verify the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties but has relied on the SVM. A copy of the original “Phase Conversion from Exploration to Exploitation for Medium-Scale Mining and Declaration of the Commencement of the Exploitation Stage for the Medium-Scale Mining Concession of "Las Naves" Concession” is provided in Appendix A. The reliance applies solely to the legal status of the rights disclosed in Section 4.1.1.

SRK was informed by El Domo that there are no known litigations potentially affecting the Project.

El Domo provided the digital database used for geological modelling, and the geological. SRK verified this database and reviewed and updated the estimation. It is SRK’s opinion that the database used for the Mineral Resource estimation has been validated and was collected and built in a professional manner.

The topography used in estimating the Mineral Resource statement in this report relies on the topographic survey map from the geological report prepared by El Domo. SRK trusts the results of this survey. SRK also relied on the previous feasibility study for Curipamba El Domo Project by DRA Global Limited (“DRA”) in 2021; detailed engineering design of the mine waste management facilities (includes TSF/WRF2, WRF1, and SWD) for Curipamba El Domo Project by DRA Global Limited (“DRA”) in 2025; and preliminary engineering design of the processing plant and general layout for Curipamba El Domo Project by Yantai Oriental Metallurgical Design & Research Institute Co., Ltd. on March 2026.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Property Description and Location  ■  FINAL

4	Property Description and Location

4.1	Ownership and Mining Permit

In 2017, Adventus (formerly Adventus Zinc Corporation) entered into an agreement with Salazar Resources Ltd whereby Adventus could earn a majority interest in the Curipamba project located in central Ecuador by funding exploration and development expenditures of US$25 million over five years and meeting certain development obligations.

This included the completion of a feasibility study for the development of the high-grade copper-gold El Domo volcanic massive sulphide (“VMS”) deposit located within the Curipamba project concessions, which was completed in 2021. Subsequently, Adventus announced it had completed its earn-in option to obtain majority ownership of the Curipamba project. Under the joint venture agreement, Adventus will fund El Domo’s capital costs to production and shall receive 95% of the free cashflows until all of its investments since 2017 are repaid, after-which the project cashflows will be shared 75% to Adventus and 25% to Salazar. On July 31, 2024, SVM acquired a 75% interest in the Curipamba El Domo Project held by Curimining through the complete acquisition of Adventus. Salazar retains its original 25% interest.

Cruipamba project comprises seven contiguous concessions with a total area of 21,537.48 ha (Figure 4.1). The tenements are wholly owned by Curimining, one of the Ecuadorian subsidiaries of Salazar. SVM reports that all tenements are in good standing and free of liens or encumbrances. The tenements were originally registered to Salazar between 2003 and 2006; following the enactment of the Ecuadorian Mining Act, the tenement titles were replaced by new titles on the dates shown in Table 4.1. The titles grant an exclusive right to perform mining activities, including exploration, exploitation, and processing of minerals over the area covered by the titles. Titles were granted for a period of 25 years, except for Las Naves, for which the title was granted for 22 years, 11 months, and 22 days, under which the El Domo deposit is.

Table 4.1:      Tenement Information of Curipamba Project

Tenement	Tenement Number	Area (ha)	County	Province	Date Mining Title issued	Date Registered in Mining Register	Expiry
Jordan 1	700918	2,200.00	Ventanas, Echeandia	Los Rios, Bolivar	27 April 2010	10 May 2010	26 April 2035
Jordan 2	200652	1,639.48	Echeandia, Guaranda	Bollivar	15 March 2010	19 March 2010	14 March 2035
Las Naves	200508	1,458.00	Las Naves, Guaranda	Bollivar	15 March 2010	19 March 2010	06 March 2033
Las Naves 1	200627	3,200.00	Guaranda	Bollivar	15 March 2010	19 March 2010	14 March 2035
Las Naves 2	200628	3,700.00	Guaranda, Las Naves	Bollivar	15 March 2010	19 March 2010	14 March 2035
Las Naves 3	200629	4,815.00	Las Naves, Guaranda, Ventanas, Echeandia	Los Rios, Bolivar	15 March 2010	19 March 2010	14 March 2035
Las Naves 5	700885	4,525.00	Ventanas, Las Naves	Los Rios, Bolivar	27 April 2010	10 May 2010	26 April 2035

Sources: DRA, 2021

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
Property Description and Location ▪ FINAL

Figure 4.1: Property Map for Curipamba- El Domo Project

SLR
685000
690000
695000
700000
9870000
9865000
9860000
9855000
9850000
N
Estero Calabicito
Estero Calabaci
Ruta Moraspungo
Rio Chiguilpe
stero Limón
Estero Zapote
Las Naves 1
Rio Blanco
Quebrad
San Luis de Pambil
Rio Naves Grande
GUARANDA
LAS NAVES
Las Naves
Rio Naves Medio
Las Naves 2
BOLIVAR
LOS RIOS
Las Naves
1196 m
Las Naves 5
Las Naves 3
Rio Ruthay
Jordan 1
Jordan 2
Figure 2
Adventus Mining Corporation
Curipamba Project
El Domo Deposit
Central Ecuador
Property Map
685000
690000
0 1,000 3,000 5,000
Metres
Transverse Mercator Projection UTM
WGS84 System
Zone: 17 South
November 2021
Source: Salazar 2021

Sources: DRA after SLR, 2021

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
Property Description and Location ▪ FINAL

The Ecuadorian Mining Act establishes mining phases for the general mining regime, which is based on a strictly staged exploration schedule. In light of these restrictions, the tenements were classified under the small-scale mining regime in 2016, which allows for simultaneous exploration and exploitation activities without consideration of the mining phases of the general regime.

On 22 February 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a reform to the existing instructive including regulations and conditions for the transition of medium-scale mining projects from the exploration to production phases. This announcement provides clarity to the national regulatory framework and supports the advancement and development of medium-scale mining projects like the El Domo – Curipamba copper-gold project.

4.2	Permits and Authorization

Salazar, through Curimining, has complied with all its obligations to pay the conservation patent fees and to submit annual exploration reports for the tenements for each year dating back to at least 2014. Curimining holds an environmental licence to carry out exploration activities; environmental impact studies submitted by Curimining have been approved by the environmental authorities. Curimining has been granted permits to use water and rainwater for industrial mining purposes and has complied with all obligations of filing quarterly reports with local, regional, and national authorities in order to maintain such permits in good standing. In addition, all requirements for community involvement have been met by Curimining, and Curimining has been involved in community outreach programs for the past 10 years.

4.3	Location

The Curipamba project is located in Ecuador approximately 150 km south-southwest of the capital city of Quito, and approximately 150 km north-northeast of Guayaquil in the provinces of Bolivar and Los Rios. The closest town to the Project is Ventanas, which is approximately 20 km to the southwest and, in 2010, had a population of approximately 38,000 people (Figure 4.2).

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
Property Description and Location ▪ FINAL

Figure 4.2: Location of Curipamba Project

80°W
78°W
76°W
N
ESMERALDAS
REPUBLIC OF COLOMBIA
PACIFIC OCEAN
0°
LAGO AGRIO
QUITO
MANTA
LATACUNGA
REPUBLIC OF ECUADOR
CURIPAMBA PROJECT
2°S
GUAYAQUIL
MACAS
CUENCA
REPUBLIC OF PERÚ
MACHALA
4°S
LOJA
ECUADOR FACILITIES
Main City
International Limit
Main paved road
International Airport
National Airport
Sea Port
0 40 80 120 160 200
Kilometres
Transverse Mercator Projection UTM
WGS84 System
Central Meridian 78°W
November 2021
Source: Salazar, 2021
Figure 1
Adventus Mining Corporation
Curipamba Project
El Domo Deposit
Central Ecuador
Location Map

Sources: DRA after SRL, 2021

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
Property Description and Location ▪ FINAL

4.4	Environmental Considerations

Environmental liabilities associated with the project operation are mainly from open pit mining, waste rock dumps, processing plant, TSF and other auxiliary facilities. The significant inherent environmental risks for the project consist of environmental approvals, water management and tailings management. Additional details on environmental approvals, water management and tailings/ TSF management are provided in Sections 20 of this Technical Report.

On 22 January 2024, Adventus and Salazar (collectively the "Participants") announced that the Ministry of Environment, Water, and Energy Transition of the Government of Ecuador ("MAATE") has granted the Environmental License for the construction and operation of the El Domo-Curipamba project ("Environmental License").

The environmental licensing process began on 4 November 2021, with the submittal of the Environmental and Social Impact Assessment ("ESIA") and the Environmental Management Plan ("EMP"). The 7,000-page ESIA and EMP comply with Ecuadorian legislation and international best practices which include physical, biotic, socioeconomic, and cultural baselines, determination of areas of influence, analyses of environmental risks and social and environmental impacts as well as a plan that comprises the prevention and mitigation of impacts, contingencies, training, waste management, community relations, rehabilitation of affected areas, wildlife rescue, environmental monitoring, and mine closure.

MAATE issued the technical approval of the ESIA and EMP in May 2022. The final phase of the permitting process, the Environmental Consultation ("Consultation"), was carried out by MAATE between July and December 2023 pursuant to the Regulation of the Environmental Organic Code as modified by Presidential Decree 754 and in accordance with guidelines issued by the Constitutional Court of Ecuador, which incorporate Escazú principles and other international standards related to community participation in development projects. The Consultation was overwhelmingly supported by the communities in the direct area of influence of the project, with 98% voting in favour of issuing the Environmental License.

On 17 June 2024, the Participants announced that a constitutional protective action (“Protective Action”) filed against MAATE and the Attorney General’s office and naming Curimining as an interested third party, was admitted by the Judicial Unit of Las Naves canton in Bolívar province of Ecuador on 12 June 2024. The legal action has been submitted by a group of individuals and sponsored by an Ecuadorian non-governmental organization. The action requests that the environmental license be rendered void alleging non-compliance with the Environmental Consultation process, despite what the Participants believe to be ample well-documented evidence to the contrary.

The Court proceeding was carried out in the Judicial Unit of the Canton of Las Naves, in Bolívar province of Ecuador, on July 23, 2024, and July 24, 2024. Following the conclusion of the hearing on July 24, 2024, the Court issued a binding oral ruling, rejecting the Protective Action. The Court concluded that the consultative process followed by MAATE in issuing the permits complied with applicable legal requirements. The Court will in due course issue a written ruling reflecting the oral ruling issued on July 24, 2024.

On June 7, 2024, the Guayas Zonal Coordination of the Ministry of Environment, Water, and Ecological Transition granted the authorization for the construction of works in the Public Water Domain for the exploitation and beneficiation phases of the El Domo project.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
Property Description and Location ▪ FINAL

On August 2, 2024, the Guayas Coastal Zonal Coordination of the Ministry of Energy and Mines approved the change to the construction and exploitation phase for the Las Naves mining concession.

4.5	Taxes and Royalties

Based on the information provided by the 2021 FS and El Domo, the project will have the following tax obligations during the operation. The standard rate on the general situation. The details are presented in Section 22 of this report.

▪	Standard Corporate Tax: 25% on taxable income The Company signed an investment agreement with the government in 2025, under which it is entitled to a reduced corporate income tax rate of 20%.

▪	Profit Sharing Tax: 15% on taxable income

▪	Value- Added Tax: 0% or 12%

▪	Royalty of Ecuador Government: 4% of net sales revenue.

▪	Royalty of Altius Mineral Corporation: 2% on net sales revenue.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
Accessibility, Climate, Local Resources, Infrastructure, and Physiography ▪ FINAL

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

International access to Ecuador is primarily through the airports in Guayaquil or Quito with daily flights to many international destinations. Road access to the area is excellent along paved roads, which branch off at Ventanas and Zapotal from Highway 25, the Pan-American Highway, that connects Quito and Guayaquil. Driving time from Guayaquil to the Curipamba Project that includes El Domo Deposit is approximately 2.5 hours. Numerous well-maintained gravel roads provide access throughout most of the Project area, especially in the resource area. Curimining has made improvements to certain gravel roads as part of the community outreach programs, as well as improving general access to the area for exploration and drill staff. Certain areas in the northern part of the Project can only be reached by mule or on foot.

The climate at the Project area is tropical, humid, and hot most of the year. The wet season lasts from December to May, with the rest of the year considered to be the dry season. The average annual rainfall ranges from 2,200 mm to 2,500 mm, with most of the precipitation falling during the wet season. The climate has little effect on the operating season and exploration activities can be carried out year-round. Early works and site clearing will be restricted to the dry season.

The Project area is near the towns of Ventanas, Quevedo, Babahoyo, Las Naves and Echeandia, as well as a number of smaller villages from where a general labour force and non-specialized supplies can be sourced easily. The local economy is largely agricultural in nature, and there are no large gold or base metal mines operating in this part of Ecuador; contractors, skilled labour, heavy mining equipment, and other mining and exploration specific items would therefore need to be acquired elsewhere.

There is basic infrastructure in the Project area such as road access and low voltage electricity (110 V). The access road is being upgraded to suit construction, and mine operations. The local government is planning to construct a new 69 kV power line between the towns of Echeandia and Las Naves. El Domo will tie into this line and construct a new power line to the Project approximately seven kilometres long, where the power will then be stepped down to the 13.8 kV on-site distribution voltage.

The Project is located in the transition zone between the Western Mountain Range (Cordillera Occidental) and the adjacent coastal lowlands. The physiography is characterized by floodplains to the west and moderate to steep-sloped hills to the east, with elevations ranging from 100 metres above sea level (“m ASL”) to 1,000 m ASL in less than seven kilometres of horizontal distance.

Vegetation in the area mostly consists of intervened areas that have been cleared for plantations of banana, cacao, and oranges, and pastures for cattle. There are some remnants of native forest, however, very few areas remain untouched.

Local drainage is provided by small rivers off the west side of the foothills on the right bank of the Oncebí River and the left bank of the Naves Grande River. Primary drainage is through the Zapotal, Ventanas and Catarama Rivers, which drain into the Babahoyo River, which ultimately empties into the Gulf of Guayaquil.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
History ▪ FINAL

6	History

6.1	Ownership History

The ownership history of the Project is marked by a series of strategic transfers and acquisitions that have shaped its development. Initially, the Las Naves concessions were acquired by Mr. Leiva Ivan Santillan from the government in 2003. This marked the beginning of a series of transitions aimed at consolidating ownership and facilitating exploration. In 2005, Mr. Leiva transferred the properties to Amlatminas, a private Ecuadorian company owned by Mr. Salazar. Recognizing the potential of these concessions, Mr. Salazar, along with Mr. Geovani, staked 16 claims, laying the foundation for future exploration endeavors.

By 2006, the ownership of these claims transitioned to Salazar Resources Ltd (“Salazar Resources “), a company jointly owned by Mr. Salazar and Mr. Acosta. This strategic move set the stage for a pivotal moment in 2007 when Mr. Salazar and Mr. Acosta sold their shares to Consolidated Kookaburra Resources Ltd. The acquisition culminated in a rebranding, with the company being renamed Salazar Resource. This period of consolidation under a single entity allowed for a more focused and efficient exploration effort.

The implementation of the new Mining Law in 2009 required companies to renegotiate their exploitation contracts with the government. This led to the reissuance of the Project’s titles to Salazar Resource in 2010, reaffirming the company’s rights and paving the way for continued exploration.

On March 15, 2010, the Ministry of Energy and Non-Renewable Natural Resources issued the resolution for the substitution of the mining concession title for metallic minerals corresponding to the Las Naves mining concession, cadastral code 200508, in accordance with the Mining Law.

At the same time, the Ecuadorian state issued the substitution of the following mining concession titles in favor of CURIMINING S.A.: the Las Naves 1 mining concession, Las Naves 2, Las Naves 3, Las Naves 5, Jordán 1, Jordán 2, Eleene 1, and Eleene 2. Collectively, these mining concessions form the "Curipamba" project. The relevant holding company for the Curipamba properties and permits is Curimining SA (“Curimining”), an Ecuadorian subsidiary of Salazar Resource.

On May 16, 2011, the Ministry of the Environment granted CURIMINING S.A. the Environmental License for the advanced exploration phase in the Las Naves mining concession, cadastral code 200508.

In 2015, Salazar Resource sought to enhance the Project's status by requesting an upgrade to Advanced Exploration. This change, granted by the government, required Salazar Resource to relinquish certain parts of the property, resulting in a more streamlined and manageable tenement.

On April 11, 2016, the Ministry of Mining classified the Las Naves mining concession, cadastral code 200508, under the small-scale mining regime.

In 2017, Adventus Mining Corporation entered into an agreement with Salazar Resources, through which it obtained a majority interest in the Curipamba–El Domo project by financing exploration and development activities.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador
History ▪ FINAL

In 2019, the Feasibility Study (“FS”) has been completed as part of Adventus’s option agreement with Salazar Resource whereby Adventus may earn a 75% ownership interest in the Curipamba Project with a preferential 95% payback of future cash flows until its investment has been fully repaid.

On October 27, 2021, the Ministry of Energy and Non-Renewable Natural Resources authorized the change to a medium- or large-scale mining regime, under the deposit economic evaluation phase, for the Las Naves mining concession.

In 2021, Adventus Mining Corporation announced the execution of its option to acquire a 75% majority interest in the Curipamba–EL Domo project.

On November 15, 2021, the Ministry of Energy and Non-Renewable Nature Resources declared the El Domo project a strategic project, in recognition of its social, economic, and industrial importance.

On May 27, 2022, the Ministry of Environment, Water, and Ecological Transition issued a favorable technical approval for the Environmental Impact Study and Environmental Management Plan for the exploitation and beneficiation phases of the El Domo project in the Las Naves mining concession.

On September 29, 2023, the Guayas Zonal Coordination of the Ministry of Environment, Water, and Ecological Transition issued a prior and favorable administrative act regarding the potential impact on surface and/or groundwater bodies, as well as compliance with the priority order of the right to water access.

On November 20, 2023, the Ministry of Energy and Mines reaffirmed the declaration of the El Domo project as a strategic project.

On January 19, 2024, the Ministry of Environment, Water, and Ecological Transition granted the Environmental License for the simultaneous phases of exploitation and beneficiation of metallic minerals under the medium-scale mining regime for the Las Naves mining concession, following a public participation and environmental consultation process that recorded 98% social approval for the El Domo project.

On January 29, 2024, the Coastal Zonal Coordination of the Ministry of Energy and Mines approved the authorization for the design, construction, operation, and maintenance of the tailings storage facility for El Domo project.

On June 7, 2024, the Guayas Zonal Coordination of the Ministry of Environment, Water, and Ecological Transition granted the authorization for the construction of works in the Public Water Domain for the exploitation and beneficiation phases of the El Domo project.

On July 31, 2024, Silvercorp Metals Inc. completed the acquisition of Adventus Mining Corporation, a transaction that included the El Domo project located in the Las Naves mining concession, along with six other adjacent exploration mining concessions and two non-metallic mining concessions.

On August 2, 2024, the Guayas Coastal Zonal Coordination of the Ministry of Energy and Mines approved the change to the construction and exploitation phase for the Las Naves mining concession.

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6.2	Exploration History

The exploration history of the Project is a testament to systematic and thorough geological investigation. It began in 1991 when RTZ Mining PLC Inc. conducted a regional stream sediment reconnaissance survey, collecting 548 samples. This early phase laid the groundwork for subsequent exploration activities, highlighting the area's potential.

In 2005, a comprehensive mapping and rock chip sampling program was undertaken, involving 124 rock samples. This was followed by Newmont Mining Corporation’s Bulk Leachable Extractable Gold (BLEG) stream sediment survey in 2006, which identified significant gold concentrations in the streams, underscoring the Project’s mineralization potential. Despite the promising results, Newmont did not proceed with a joint venture.

Further advancements were made in 2007 when Geofísica Consultores conducted induced polarization (IP) and magnetometer studies, identifying 13 chargeability and resistivity anomalies. These studies, along with a broad soil survey and initial core drilling (Phase I), significantly enhanced the understanding of the geological setting. Phase I drilling, comprising 51 core boreholes totaling 10,003 meters, was instrumental in discovering massive sulphide mineralization at El Domo.

In the ensuing years, exploration efforts intensified. Phase II drilling in 2010, with 20 core boreholes totaling 3,241.4 meters, and Phase III drilling between 2010 and 2011, with 84 boreholes totaling 15,582.9 meters, provided detailed insights into the mineralized zones. Phase IV drilling from 2011 to 2012 further delineated the deposit with 51 boreholes totaling 10,248.8 meters.

The exploration momentum continued with Phase V drilling between 2016 and 2017, including 33 boreholes totaling 9,757.4 meters. A resistivity-IP survey conducted in early 2017 over the Barranco Colorado target added another layer of geophysical data.

Phase VI drilling was conducted between 2018 and 2019, focusing on in-fill drilling of the El Domo deposit with 100 boreholes totaling 18,944 meters. This phase aimed to upgrade the classification of the Mineral Resource estimate, ensuring a more precise understanding of the deposit’s potential.

In 2022, phase VIII was carried out by the independent contractor Andesdrill S.A., with 6,552.18 meters in 28 holes, within El Domo Underground, improving the grid. And in 2024, Phase IX was carried out for metallurgy within the El Domo open pit, 811.96 meters in 8 holes.

Throughout this extensive exploration history, numerous geochemical and geophysical surveys, including rock/chip sampling, soil sampling, and stream sediment sampling, have been conducted. These efforts have consistently enhanced the geological model, providing a robust foundation for ongoing and future exploration activities. The systematic and comprehensive approach to exploration has been instrumental in uncovering the Project's rich mineral potential.

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6.3	Previous Mineral Resource Estimates

The El Domo deposit's resource estimation history reflects the progression of evaluations and updates as follows：

March 2009: The first resource estimate was prepared by Peter Karelse for John Buckle, using a 1.0 g/t Au cut-off grade and 13 drill holes, leading to an estimate model with a 150 m zone of influence.

August 2010: Salazar Resource commissioned Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) to complete an initial resource estimate, which was filed on SEDAR on October 13, 2010.

2011: An updated resource model was prepared by SLR, incorporating Phase III drilling results, with the technical report filed on SEDAR on February 12, 2012.

April 2013: Salazar Resource commissioned BISA for a Preliminary Economic Assessment (PEA) supported by Phase IV drilling results, highlighting the speculative nature of the Inferred Mineral Resources.

March 12, 2018: Adventus filed an updated Mineral Resource estimate prepared by Roscoe Postle Associates Inc. (now part of SLR) on SEDAR, incorporating Phase V drilling.

June 14, 2019: A new PEA and supporting technical report were completed by RPA with Knight Piésold Ltd. (KP), incorporating results from Phase VI drilling, and filed on SEDAR. The results of the estimation are shown in the Table 6.1.

Table 6.1:      El Domo Mineral Resources Summary, as of May 2, 2019

Resource Category	Tonnes			Grade				Contained Metal
	(Mt)	Cu (%)	Pb (%)	Zn (%)	Au	Ag	Cu (kt)	Pb (kt)	Zn	Au	Ag
					(g/t)	(g/t)			(kt)	(koz)	(koz)
Open Pit Resources
Measured	3.2	2.61	0.2	2.5	3.03	45	84.9	7.7	81.1	316	4,704
Indicated	3.8	1.38	0.3	2.77	2.29	52	52.6	11.3	105.2	280	6,370
M+I	7.1	1.95	0.3	2.64	2.63	49	137.5	19.0	186.3	596	11,074
Inferred	0.3	0.34	0.2	1.01	1.34	39	1.2	0.7	3.5	15	430
Underground Resources
Indicated	1.9	2.72	0.14	2.38	1.37	31	51.9	2.6	45.4	84	1,895
Inferred	0.8	2.31	0.11	2.68	1.74	29	17.3	0.8	20.1	42	688
Total Mineral Resources
Measured	3.2	2.61	0.2	2.5	3.03	45	84.9	7.7	81.1	316	4,704
Indicated	5.7	1.83	0.24	2.64	1.98	45	104.5	13.9	150.6	364	8,265
M+I	9.0	2.11	0.24	2.59	2.36	45	189.4	21.6	231.7	680	12,969
Inferred	1.1	1.72	0.14	2.18	1.62	32	18.5	1.5	23.6	57	1,118

Sources: NI 43-101 Technical Report Feasibility Study Curipamba El Domo Project Central Ecuador,2021

Notes:

[1]	CIM (2014) definitions were followed for Mineral Resources.
[2]	A minimum mining height of two metres was applied to the Mineral Resource wireframes.
[3]	Bulk density assigned on a block per block basis using the correlation between measured density values and base metal grade.
[4]	Mineral Resources are reported above a cut-off NSR value of US25/t for potential open pit Mineral Resources and US100/t for potential underground Mineral Resources.
[5]	The NSR value is based on estimated metallurgical recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges.

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[6]	Metal prices are based on consensus, long term forecasts from banks, financial institutions, and other sources averaging US3.15/lb Cu, US1.00/lb Pb, US1.15/lb Zn, US1,350/oz Au, and US$18/oz Ag.
[7]	Metallurgical recoveries assumptions were based on three mineral types defined by the metal ratio Cu/(Pb+Zn):
[8]	Zinc Mineral (Cu/(Pb+Zn)<0.33): 84% Cu, 84% Pb, 95% Zn, 51% Au, and 71% Ag;
[9]	Mixed Cu/Zn Mineral (0.33≤Cu/(Pb+Zn)≤3.0): 88% Cu, 85% Pb, 96% Zn, 66% Au, and 69% Ag;
[10]	Copper Mineral (Cu/(Pb+Zn)>3.0): 88% Cu, 69% Pb, 73% Zn, 27% Au, and 50% Ag.
[11]	NSR factors were also based on the metal ratio Cu/(Zn+Pb):
[12]	Zinc Mineral: 29.94 US$/% Cu, 9.17 US$/% Pb, 11.52 US$/% Zn, 14.17 US$/g Au, and 0.27 US$/g Ag;
[13]	Mixed Cu/Zn Mineral: 44.20 US$/% Cu, 11.34 US$/% Zn, 22.90 US$/g Au, and 0.27 US$/g Ag;
[14]	Copper Mineral: 46.27 US$/% Cu, 6.86 US$/g Au, and 0.19 US$/g Ag.
[15]	Numbers may not add due to rounding.
[16]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[17]	Open pit Mineral Resources have been constrained within a preliminary pit shell.

October 26, 2021: An updated Mineral Resource estimate was prepared by SLR incorporates additional drilling completed in 2021. The Mineral Resources conform to CIM (2014) definitions and are reported in accordance with the NI 43-101. The results of the estimation are shown in the Table 6.2.

Table 6.2:     El Domo Mineral Resources Summary, as of October 26, 2021

Resource Category	Tonnes	Grade					Contained Metal
	(Mt)	Cu (%)	Pb (%)	Zn (%)	Au	Ag	Cu (kt)	Pb (kt)	Zn	Au	Ag
					(g/t)	(g/t)			(kt)	(koz)	(koz)
Open Pit Resources
Measured	3.2	2.61	0.2	2.5	3.03	45	84.9	7.7	81.1	316	4,704
Indicated	3.8	1.38	0.3	2.77	2.29	52	52.6	11.3	105.2	280	6,370
M+I	7.1	1.95	0.3	2.64	2.63	49	137.5	19	186.3	596	11,074
Inferred	0.3	0.34	0.2	1.01	1.34	39	1.2	0.7	3.5	15	430
Underground Resources
Indicated	1.9	2.72	0.14	2.38	1.37	31	51.9	2.6	45.4	84	1,895
Inferred	0.8	2.31	0.11	2.68	1.74	29	17.3	0.8	20.1	42	688
Total Mineral Resources
Measured	3.2	2.61	0.2	2.5	3.03	45	84.9	7.7	81.1	316	4,704
Indicated	5.7	1.83	0.24	2.64	1.98	45	104.5	13.9	150.6	364	8,265
M+I	9	2.11	0.24	2.59	2.36	45	189.4	21.6	231.7	680	12,969
Inferred	1.1	1.72	0.14	2.18	1.62	32	18.5	1.5	23.6	57	1,118

Sources: NI 43-101 Technical Report Feasibility Study Curipamba El Domo Project Central Ecuador,2021

Notes:

[1]	CIM (2014) definitions were followed for Mineral Resources.
[2]	Mineral Resources are reported above an NSR cut-off value of US$29/t for potential open pit Mineral Resources and the underground portion of the 2021 Mineral Resources are reported with mining shapes which were generated using an NSR cut-off value of US$105/t NSR.
[3]	The NSR value is based on estimated metallurgical recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges.
[4]	Mineral Resources are estimated using the metal price assumptions: US$4.00/lb Cu, US$1.05/lb Pb, US$1.30/lb Zn, US$1,800/oz Au, and US$24/oz Ag.
[5]	Metallurgical recovery assumptions were based on three mineral types defined by the metal ratio Cu/(Pb+Zn):
[6]	Zinc Mineral (Cu/(Pb+Zn) <0.33): 86% Cu, 90% Pb, 97% Zn, 68% Au, and 78% Ag;
[7]	Mixed Cu/Zn Mineral (0.33≤ Cu/(Pb+Zn) ≤3.0): 86% Cu, 82% Pb, 95% Zn, 55% Au, and 67% Ag;
[8]	Copper Mineral (Cu/(Pb+Zn) >3.0): 80% Cu, 37% Pb, 36% Zn, 14% Au, and 29% Ag;
[9]	NSR factors were also based on the metal ratio Cu/(Pb+Zn):

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[10]	Zinc Mineral (Cu/(Pb+Zn) <0.33): 53.41 US$/% Cu, 7.99 US$/% Pb, 13.47 US$/% Zn, 30.91 US$/g Au, and 0.39 US$/g Ag,
[11]	Mixed Cu/Zn Mineral (0.33≤ Cu/(Pb+Zn) ≤3.0): 58.99 US$/% Cu, 7.05 US$/% Pb ,13.41 US$/% Zn, 25.12 US$/g Au, and 0.34 US$/g Ag;
[12]	Copper Mineral (Cu/(Pb+Zn) >3.0): 57.83 US$/% Cu, 6.84 US$/g Au, and 0.19 US$/g Ag.
[13]	Bulk density interpolated on a block per block basis using assayed value, the correlation between measured density values and iron content, and base metal grade.
[14]	Mineral Resources are inclusive of Mineral Reserves.
[15]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[16]	The underground portion of the Mineral Resources are reported within underground reporting shapes and include low grade blocks falling within the shapes.
[17]	Numbers may not add due to rounding.

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7	Geological Setting and Mineralisation

The contents of this section are mainly sourced from the El Domo Project Feasibility Study prepared by DRA and SLR in 2021.

The El Domo Project is located in western central Ecuador, in the province of Bolívar near the town of Ventanas. It is part of the western and lowermost foothills of the northern Cordillera Occidental of the Andes, near the boundary with the western coastal plain (Figure 7.1).

7.1	Regional Geology

The Andes of Ecuador feature two principal mountain chains: the Cordillera Central and the Cordillera Oriental, separated by an inter-Andean basin. To the west, the Cordillera Occidental consists largely of fault-bounded volcanic oceanic and island-arc terranes dating from the Cretaceous to Tertiary periods (Litherland and Aspden, 1992; Kerr et al., 2002; Spikings et al., 2005). This area is characterized by a complex tectono-stratigraphic assembly caused by strike-slip fault displacement along north-south trending faults. These movements juxtapose volcano sedimentary successions with similar lithologies but varying ages. The predominantly oceanic terranes have traditionally been viewed as successively accreted onto the western edge of the Amazon craton along a long-lived continental margin, with accretion occurring from the Late Jurassic to the Eocene. Overlying this accretionary complex are four magmatic arcs related to the subduction of the Farallon/Nazca plate beneath the continent.

Among the largest and youngest accretionary units are the Pallatanga and Macuchi terranes, which are believed to have been accreted during the Eocene period. The Macuchi Terrane, host to the Curipamba Project, extends for several hundred kilometres in length and tens of kilometres in width. Historically, it has been interpreted as an allochthonous terrane accreted to the Pallatanga continental margin during the Late Eocene due to the closure of a back-arc basin (Spikings et al., 2001; Hughes and Pilatasig, 2002; Kerr et al., 2002). Recent research suggests that the Pallatanga Terrane represents the oceanic basement of the Western Cordillera and a fragmented part of the Caribbean plateau (Luzieux et al., 2006; Vallejo et al., 2006; Spikings et al., 2005; Vallejo et al., 2009). The precise nature of the Macuchi Terrane remains unclear, though the presence of Cambrian-age detrital zircon inherited from nearby basement rock suggests it may be a forearc basin formed near its current location, adjacent to an eroding basement like that of the Eastern Cordillera.

The Macuchi Terrane is located along the western flank of the Cordillera Occidental (between 0° and 2°30’ S) and includes an intra-oceanic island-arc volcanic sequence known as the Macuchi Group. This sequence is interpreted as an oceanic plateau, predominantly comprising submarine volcanic and volcaniclastic rocks with minor sedimentary rocks (BGS-CODIGEM, 1993; McCourt et al., 1997). Volcaniclastic and epiclastic rocks, such as lithic-rich sandstone and breccia with accessory siltstone and cherty sediments, dominate more than 80% of the sequence. This assemblage also includes domes and flows of basalt to basaltic andesite, characterized by pillow lavas/breccias and hyaloclastic textures, along with their sub-volcanic equivalents (dikes) of micro-porphyritic basalt and diabase. These rocks exhibit pervasive hydrothermal-submarine alteration with chlorite-epidote (Aguirre and Atherton, 1987). Non-volcanic sedimentary rocks, though rare, include calcarenite and recrystallized limestone, which are associated with reef systems (Hughes and Pilatasig, 2002). The Macuchi Group has an estimated minimum thickness of 2.0 to 2.5 kilometres (Aguirre and Atherton, 1987).

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Figure 7.1:       Reginal Geology Map of El Domo Project

Source: Modified from 2021 FS

The Macuchi Group is further divided into two primary sub-units (Chiaradia and Fontboté, 2001). The Basal Macuchi unit is composed mainly of primitive basalt, primarily as submarine lava flows interbedded with mudstone. The Main, or upper, Macuchi unit predominantly features volcaniclastic basaltic andesite to andesite. Although mafic rocks are predominant, the Macuchi Group also includes several dacitic to rhyolitic domes, which are directly related to massive sulfide mineralization similar to those at El Domo (Chiaradia and Fontboté, 2001; Vallejo, 2013). This suggests that the magmatism within the Macuchi Group was bimodal.

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7.2	Property Geology

The El Domo Project area is characterized by the volcanic and volcaniclastic rocks of the Macuchi Group, dating from the Middle Paleocene–Eocene age (Hughes and Pilatasig, 2002; Vallejo, 2007; McCourt et al., 1997). These rocks are overlain by Late Tertiary to Holocene volcanic rocks and Holocene alluvial deposits, with a 5–6-meter layer of volcanic ash from the Quilotoa Volcano covering the surface.

The stratigraphy includes a basal rhyodacite unit overlain by two interlayered volcaniclastic sequences: one mafic and one felsic. Younger andesitic and rhyolitic lithofacies intrude these sequences (Figure 7.2). Massive sulphides are found along the contact between the rhyodacite and the volcaniclastic rocks, as well as within the mafic volcaniclastics, known locally as grainstone, which serves as a marker unit for exploration (Franklin, 2009). The strata are sub-horizontal with a synclinal shape, disrupted by sub-vertical faults causing vertical offsets up to 50 meters.

Figure 7.2:       Property Geology Map of El Domo Project

693500
694000
694500
695000
695500
696000
696500
9856000
9855500
9855000
9854500
9854000
9853500
N
0
5
10 km
Legend
Sediment
Colluvial
Andesite
Basalt
Andesitic Tuff
Lapilli Tuff
Rhyolitic Tuff
Grainstone
Dacitic Tuff
Autobrecciated Hyaloclastite
Hyaloclastite
Dacite Andesite
Rhyolite
Hydrothermal Breccia
Hydrothermal Breccia
Collapsed Fault Breccia
Fault
srk consulting

Source: Modified from 2021 FS

Hydrothermal alteration includes sericitization-silicification in the rhyodacitic footwall and silicification-chloritization-argillitization in the mafic volcaniclastic rocks. The rhyodacite hosts a sulphide-rich stockwork zone with abundant gypsum replacing earlier anhydrite. The massive sulphide mineralization extends approximately 1,000 by 800 meters, increasing to 1,300 by 1,100 meters with additional mineralization.

The area lacks regional metamorphism, with well-preserved volcanogenic textures like sulphide replacement and collapse breccias. Hydrothermal alteration is stratabound, influenced by the fluid-rock ratio and protolith composition. Felsic rocks in the footwall show quartz-sericite alteration, while polymictic breccias in the hanging wall have irregular chlorite, phyllosilicates, and quartz alteration. Other rocks exhibit subtle seafloor hydrothermal alteration.

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The El Domo deposit features significant gypsum and anhydrite, forming thick veins and strata bound bodies up to five meters thick beneath the massive sulphides (Schandl, 2009). The presence of anhydrite indicates minimal post-mineralization alteration. Gypsum shows evidence of ductile disturbance along faults.

Figure 7.3 displays the simplified stratigraphic column in El Domo Project.

Figure 7.3:        Simplified Stratigraphic Column of El Domo Project

Sources: 20240402_CUR_Presentation

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7.3	Regional Tectonic Setting

The El Domo Project area is identified as a north-northeast trending graben, approximately six square kilometres in size. Major faults with dextral (right-lateral) movement have formed pull-apart basins. The graben is bounded by the Roble 1 and El Domo faults, the Naves Chico Fault Zone to the southwest, and an unnamed fault to the northeast. The western edge is marked by the Cade and Cade Sur anomalies and various breccia-hosted prospects. The graben is crosscut by minor east-northeast extensional faults that control drainage.

Core samples show extensive evidence of faulting, including broken core zones indicating brittle faulting, and fault breccia and gouge with brittle-ductile shearing in strongly altered rocks. Major shear zones contain up to 10 meters of hydrothermally altered rocks with tectonic cleavage. Pratt (2008) notes ductile sericite/illite and gypsum injection into fault zones, forming significant fault gouge.

The graben likely formed in the Eocene under a transgressional stress regime, influencing the deposition of the Hanging Wall Unit's volcano sedimentary rocks. The El Domo deposit appears to have formed in a third-order basin within a larger intra-magmatic arc basin. While there is no evidence of a caldera, the volcaniclastic rocks' structure and composition suggest caldera-like settings.

Late extensional faults caused local remobilization of sulphide mineralization and modified the grabens, linked to post-Eocene to Quaternary transform faults. Dextral reactivation observed in many faults is likely related to the Chimbo-Toachi Shear Zone's modern activity.

7.4	Mineralization

Pratt (2008) first documented a Kuroko-type Volcanogenic Massive Sulphide (VMS) environment at the El Domo Project. He established a lithostratigraphy for the Las Naves/El Domo area, noting that massive sulphide mineralization rests on a footwall sequence of rhyolite and dacitic autobreccias. Pratt classified the sulphide mineralization into five types:

▪	Massive sulphides with indistinct texture, sometimes fragmental.
▪	Sulphide-altered lapilli tuffs and peperites.
▪	Transported sulphide fragments within polymictic lapilli tuffs.
▪	Sulphide “pseudo”-fragments within polymictic lapilli tuffs.
▪	Rare, thinly laminated siliceous chert with banded sulphides.

The El Domo deposit is an intact, mildly disturbed Kuroko-type VMS deposit, displaying characteristic zoning from the feeder pipe area through to the hanging wall grain stone marker (Franklin et al., 2005). Schandl (2009) studied 17 core samples from Naves Central, detailing:

▪	Principal sulphides: sphalerite, chalcopyrite, pyrite.
▪	Less common: galena.
▪	Minor phases: tennantite/tetrahedrite, covellite.
▪	Gold found as minute inclusions in sphalerite, galena, chalcopyrite, and barite.

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The sphalerite is a pure zinc endmember with low iron content. Galena formed contemporaneously with sphalerite, post-dating pyrite. Tennantite and tetrahedrite are minor phases, formed at the expense of galena and pyrite. Chalcopyrite was the last sulphide to crystallize, with unique purple/blue staining due to 2.2% to 3.7% bromine by weight.

Mineralization at El Domo shows broad zoning:

▪	Upper "cap" of barite enriched in silica, sphalerite, galena, and gold.
▪	Underlain by a massive sulphide zone with zinc-rich mineralization(Figure 7.4) near the hanging wall and copper-rich at the base.

Figure 7.4:       Massive Sulphide Zone with Zinc-rich Mineralization

Source: Adventus

The base of the sulphide section is strongly silicified with semi-massive pyrite and chalcopyrite. The grain stone shows evidence of at least two mineralization events, with brecciation and subsequent infilling by sphalerite and chalcopyrite, indicating a dynamic mineralizing environment.

The sulphide and precious metal compositions indicate a high-temperature system that achieved boiling near the seafloor. The high gold content, along with anomalous antimony, arsenic, mercury, and bromine, suggests efficient gold precipitation from hydrothermal fluids. Gold is generally associated with baritic exhalite in the Project area.

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8	Deposit Types

The El Domo Project is characteristic of a Volcanogenic Massive Sulphide (VMS) deposit and exhibits the following features:

▪	VMS deposits are associated with submarine felsic and/or mafic volcanism and are characterized by an underlying stockwork or feeder zone with major hydrothermal alteration, more prominent in the footwall than in the hanging wall, and massive or semi-massive mineralization formed on or near the seafloor.
▪	The principal model for VMS genesis involves a submarine rifting environment, where a sub-seafloor magma chamber drives a hydrothermal convective cell. Cold seawater enters the oceanic crust through faults and cracks, heats up near the magma chamber, and leaches metals from surrounding rocks. The heated, metal-laden fluids rise back to the seafloor and precipitate metals upon mixing with cold seawater.
▪	Ancient VMS deposits mainly formed in oceanic and continental nascent-arc, rifted-arc, and back-arc settings. Crustal composition significantly influences the mineral content of VMS deposits: Cu-Au-Zn deposits form on primitive crust, while Zn-Cu-Pb-Ag deposits form on continental crust (Barrie and Hannington, 1999).

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9	Exploration

This section is a summary of the description of exploration chapter presented in the 2021 DRA FS and new drill hole data from 2021 to 2024 provide by SVM.

The Curipamba Project's exploration history is marked by detailed mapping, core logging, and comprehensive geochemical and geophysical surveys, leading to the identification and refinement of substantial mineralization, particularly at the El Domo deposit.

The Curipamba Project's exploration began in 1991 with RTZ Mining PLC Inc.'s regional stream sediment survey.

From 2004 to 2021, extensive geochemical surveys (Table 9.1), including rock chip, soil, and stream sediment sampling, were conducted, resulting in thousands of samples analyzed. Newmont's 2006 BLEG survey identified significant gold concentrations.

A total of 639 samples were collected for analysis of the soil sampling program completed in 2020/2021.

Most samples collected were in the Agua Santa and surrounding area (569 samples). Results show a strong anomalous trend extending south from Agua Santa. The trend ends to the north of Agua Santa. There are some strong isolated (>200 ppm Cu) anomalies to the east of Augua Santa. The other area of focus was the La Vaquera target and surrounding area. A, where a total of 70 samples were collected. There is a strong soil (>200 ppm Cu) anomaly that justifies following up with a tighter grid spacing.

Table 9.1:	Geochemical Surveys of El Domo Project
Year	Company/Entity	Survey Type	Samples Collected
1991	RTZ Mining PLC Inc.	Stream Sediment	548 samples
2005	Amlatminas	Rock Chip	124 samples
2006	Newmont	BLEG Stream Sediment	225 samples
2006	Amlatminas & Partners	Rock/Chip	541 samples
2007	Salazar Resource	Soil	1,004 samples
2007	Salazar Resource	Rock/Chip	1,070 samples
2008-2019	Curimining	Rock/Chip	894 samples
2008-2019	Curimining	Soil	1,359 samples
2008-2019	Curimining	Stream Sediment	135 samples
2020-2021	Adventus	Rock/Chip	124 samples (Agua Santa and La Vaquera)
2020-2021	Adventus	Soil	639 samples (Agua Santa and La Vaquera)

Sources: SRK, Summary from 2021 DRA FS

Geophysical surveys (Table 9.2) started in 2007 with IP and magnetometer studies, identifying several anomalies. A 2017 resistivity-IP survey and a 2019 helicopter-borne Mobile MT survey further refined exploration targets, identifying 15 high-priority areas.

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Table 9.2:       Geophysical Surveys of El Domo Project

Year	Company/Entity	Survey Type	Details
2007	Geofísica Consultores	IP and Magnetometer	36 IP lines (55.7 km), 42 Magnetometer lines (76.16 km)
2017	Curimining	Resistivity-IP	7 survey lines (9,650 m)
2019	Expert Geophysics & MPX Geophysics	MobileMT Electromagnetic and Magnetic	2,323 line-km, 15 high-priority targets

Sources: SRK, Summary from 2021 DRA FS

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10	Drilling

The drilling campaigns of Curipamba Project from 2007 to 2021, totalling 74,993 meters, focused primarily on the El Domo deposit. These phases delineated significant sulphide mineralization and upgraded the mineral resource estimates. Drilling campaigns from 2022 to 2023, totalling 6,552 meters, focused on the El Domo deposit and some holes on regional area. And in 2024, the drilling program was carried out for metallurgy within the El Domo open pit, 811.96 meters in 8 holes.

Figure 10.1 displays the locations of the drillholes in El Domo Project.

Figure 10.1:       El Domo Project Drilling Location Map

693500
694000
694500
695000
695500
696000
9856500
9856000
9855500
9855000
9854500
9854000
9853500
9853000
9852500
N
0
200
400 m
Legend
2007
2008
2010
2011
2012
2016
2017
2018
2020
2021
2022
2024
Concesiones Curipamba
srk consulting

Source: SRK, based on the drill database

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10.1	Historical Drilling (Pre-2020)

Between late 2007 and April 2008, the initial core drilling phase (Phase I) was completed, involving 51 core boreholes totalling 10,003 meters across 11 target areas. A significant discovery was made with borehole CURI-39, which intersected 12.22 meters of massive sulphide mineralization at El Domo, yielding notable copper, zinc, gold, and silver values. During this period, Curimining also conducted stream sediment sampling, collecting 24 samples.

The Phase II drilling program began June 4, 2010, to September 23, 2010, with 20 drill holes completed for a total of 3,241.38 m.

The third phase of drilling (Phase III) took place between September 2010 and August 2011, focusing on the El Domo deposit with 84 core boreholes totalling 15,582.9 meters. This was followed by Phase IV from August 2011 to April 2012, which also targeted the El Domo deposit, consisting of 51 core boreholes for a total of 10,248.8 meters.

In 2015, Salazar Resource requested an upgrade in exploration status to Advanced Exploration under the Mining Law, which the government granted. This status change led to the relinquishment of certain parts of the property, resulting in a slightly smaller overall tenement.

The fifth phase of drilling (Phase V) occurred between February 2016 and September 2017, focusing on the El Domo deposit, particularly on the eastern and southwestern edges of the massive sulphide mineralization. This phase comprised 33 core boreholes for a total of 9,757.4 meters.

During 2018 and 2019, the sixth phase of drilling (Phase VI) was conducted, involving 100 core boreholes totaling 18,944 meters. This phase aimed at in-fill drilling to upgrade the classification of the Mineral Resource estimate at El Domo.

All drilling pre 2020 on the EL Domo Project has been completed by Curimining using Salazar Resource’s subsidiary used HQ-sized (65.3 mm) as well as NQ-sized (47.6 mm) boring equipment. Due to the locally steep terrain, Curimining used small, man-portable drill rigs capable of reaching maximum drill depths of approximately 600 m. The majority of drilling was focused on the El Domo deposit. Despite abundant faulting, core recovery has been good (at or exceeding 90%).

Curimining personnel initially spotted boreholes using a global positioning system (GPS) receiver with real-time kinematic (RTK) capabilities. Downhole surveys were completed using a Reflex tool at the end of each hole.

Overall, the extensive drilling history, with a significant focus on the El Domo deposit across multiple phases, has greatly enhanced the understanding and resource classification of the site. Drilling statistics for these periods are detailed in Table 10.1.

Table 10.1:       Drilling Programs of El Domo Project (Pre-2020)

Year	Phase	Company/Entity	Core Boreholes	Total Meters Drilled	Focus Area
2007-2008	Phase I	Curimining	51	10,003	Sesmo Sur, El Gallo, Roble 1, El Roble, Roble Este, Cade Sur, Cade 1, Cade, Caracol 1, El Domo

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Year	Phase	Company/Entity	Core Boreholes	Total Meters Drilled	Focus Area
2010	Phase II	Curimining	20	3,242	El Domo, Sesom Sur, La Vaquera
2010-2011	Phase III	Curimining	84	15,583	El Domo
2011-2012	Phase IV	Curimining	51	10,249	El Domo
2016-2017	Phase V	Curimining	33	9,757	Eastern and southwestern El Domo
2018-2019	Phase VI	Curimining	100	18,944	In-fill drilling of El Domo, , Sesmo

Sources: SRK, Summary from 2021 DRA FS

10.2	Adventus Drilling (2020 – 2021)

The drilling Phase VII occurred between 2020 and 2021, consisting of 55 core boreholes for a total of 7,094 meters. Regional drilling was undertaken between November 14, 2020 to January 10, 2021, and April 22 to September 24, 2021. A total of 18 holes were drilled on priority targets identified during the TGI; a total of 5,581 metres were drilled.

Curimining employed HQ-sized (65.3 mm) as well as NQ-sized (47.6 mm) boring equipment. Due to the locally steep terrain, Curimining utilized small, man-portable drill rigs capable of reaching maximum drill depths of approximately 600 meters. Most of the drilling focused on the El Domo deposit. Despite abundant faulting, core recovery has been good at or exceeding 90%.

Curimining personnel initially spotted boreholes using a global positioning system (GPS) receiver with real-time kinematic (RTK) capabilities, and since approximately 2011, with a GPS total station, before moving the drill rig into position. All drill collars have been resurveyed using a GPS total station. To ensure accurate drilling, fore- and backsites were placed to set the correct azimuth, and the dip was confirmed using a clinometer.

In 2021, a drone-based airborne light detection and ranging (LiDAR) survey was completed over the El Domo area. To verify the survey data, drill collar elevations were compared to the resulting topographic model, and any discrepancies were verified in the field with a total station.

To minimize surface disturbance, multiple boreholes were drilled from the same location. Final borehole positions were surveyed using the same equipment as for the initial spotting.

Drilling employed a triple tube core barrel to increase core recoveries and Reflex oriented core drill tools. A Curimining geologist was present at the drill rig to end each hole. Upon completion, casings were pulled, and locations were marked with a cement monument. Drill sites were rehabilitated.

Downhole surveys were completed using a Reflex tool at the end of each hole. For the 2020/2021 drilling program, Stockholm Precision Tools’ MagCruiser tool was used for downhole surveys. No additional surveys were conducted along the borehole trace.

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Core was placed into wooden core boxes at the drill site and “quick logged” before transport and storage. Curimining personnel transported the core from the drill to Curimining’s field office and core logging facility in Las Naves. At the core shed, technicians determined rock quality designation (RQD) and rock mass rating (RMR), confirmed run lengths, performed density measurements and point load tests (PLT), and prepared the core for logging. Core boxes were labeled with borehole number, box number, and core “from-to” data. A standardized setup was used to photograph two core boxes with uncut core at a time, creating a full photographic record of all cores prior to sampling.

Detailed logging of lithology, alteration, mineralization, oxidization, and structural data was performed by well-trained geologists from the Exploration Department in Ecuador.

Table 10.2:       Summary of Drilling on El Domo Deposit between 2020 and 2021

Year	Phase	Company/Entity	Core Boreholes	Total Meters Drilled	Focus Area
2020-2021	Phase VII	Adventus	55	7,094	El Domo, La Vaquera, Sesmo Sur, Panecillo, Selva Alegre, Agua Santa
	Regional drilling		18	5,581	Regional drilling, priority targets identified during the TGI

Sources: SRK, Summary from 2021 DRA FS

10.3	Adventus Drilling (2022 – 2024)

SRK as provided the drillhole database and exploration information for the drilling campaigns from 2022 to 2024.

In 2022, phase VIII was carried out, with 6,552.18 meters in 28 holes, within El Domo Underground, improving the grid.

And in 2024, Phase IX was carried out for metallurgy within the El Domo open pit, 811.96 meters in 8 holes.

Drilling was carried out by the independent contractor Andesdrill S.A. using a Hydracore 5000 portable drill rig manufactured in Canada and powered by three 60 HP motors. The rig is capable of drilling to depths exceeding 600 m at HQ diameter. Coring was conducted using HQ (63.5 mm) and NQ (47.6 mm) core sizes.

Drill holes were set up on 6 m × 6 m platforms with 1.5 m wide access tracks, and equipment was mobilised using a Bobcat E35 mini-excavator. Foresight and backsight reference points were established to align the rig to the planned azimuth, and the dip angle was set and verified by Curimining using a clinometer.

Downhole deviation was measured using a Stockholm Precision Tools (SPT) gyroscopic survey instrument. Collar coordinates were surveyed with a Sokkia 610 total station, based on control points established by high-precision GPS.

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Drilling was undertaken from 6 m × 6 m platforms with 1.5 m-wide access roads constructed to allow safe mobilization and positioning of equipment, assisted by a Bobcat E35 mini-excavator.

Drill hole orientation was controlled using fore- and backsight reference points to ensure alignment with the planned azimuth, and the dip angle was set and verified in the field by Curimining personnel using a clinometer to ensure compliance with the drilling program parameters. Drilling was conducted using a triple tube core barrel to increase core recovery, together with Reflex oriented core tools. A Curimining geologist was present at the drill rig to close each hole.

Upon completion, casings were removed, the collar location was marked with a cement monument, and drill sites were rehabilitated. Downhole deviation was measured using a Stockholm Precision Tools (SPT) gyroscope.

Core was placed in wooden boxes at the drill site and promptly logged prior to transport and storage. Transportation of core from the drill platform to the Curimining field office and core logging facility in Las Naves was carried out by Curimining personnel. Geological logging commenced with verification of drill string lengths, cleaning and organizing the core, and labeling each box with drill hole number, box number, and the start and end depths. A fixed and standardized setup was used to photograph two boxes of uncut core simultaneously, creating a complete photographic record prior to sampling.

Geotechnical logging included Recovery, Rock Quality Designation (RQD), Rock Mass Rating (RMR), Point Load Test (PLT), and Specific Gravity (SG). Core recovery was reported as satisfactory (90% or higher). RQD was used to assess the quality and degree of fracturing of the rock mass, RMR for geomechanically classification, PLT for compressive strength of rock fragments, and SG for the ratio between rock weight and volume. Geological logging comprised detailed recording of lithology, mineralization, alteration, rock structure, and oxidation by highly trained geologists from the Exploration Department in Ecuador and was supplemented by interpretations and geological sections upon completion. Following routine verification to ensure data quality, all information was entered into MX Deposit, a cloud-based logging software.

10.4	Recommendations

▪	In the authors’ opinion, the current core handling, logging, sampling and core storage protocols on the El Domo Project meet or exceed common industry standards, and the authors are not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of these results.

▪	All database records to be assigned a consistent year and area.

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11	Sample Preparation, Analyses, and Security

The sample preparation and assaying of primary samples from El Domo resource drilling before 2020 was undertaken by BSI Inspectorate (Inspectorate) and ALS Chemex Laboratories (ALS Chemex). For the 2020/ 2022 campaign, Bureau Veritas in Quito handled the initial sample preparation. The analysis was then performed by Bureau Veritas in Lima and Vancouver. The core samples in 2024 campaign were sent to the ALS Chemex laboratory. All the laboratories mentioned are ISO 9001:2000 certified and operate independently of Curimining and Adventus.

11.1	Sampling

During the 2020/2022 drilling campaign and 2024 campaign, the core was photographed (Figure 11.1), logged, marked for sampling, sawn, bagged, and sealed in rice bags for shipment by Curimining personnel at their logging facility at Las Naves. The logging facility consists of a walled and locked compound in which core is stored in a locked warehouse. Data are kept secure in a locked building within the compound with access only by selected Curimining staff.

Figure 11.1:   Drill Core photograph and Log of El Domo Project

Sources: SRK site visit 2024

Figure 11.2:   Drill Core Cut in Half of El Domo Project

Sources: SRK site visit 2024

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Logging was performed by qualified Curimining personnel who also determined sample selection. Core was cut lengthwise on core saws; one half of the core remained in the core box for reference (Figure 11.2), while the other half was prepared for shipment to the analytical laboratory. Sample tags were placed in the core box, in the sample bag, and the last part of the sample tag remained as reference. Individual bagged samples were collated into sample shipments with sample numbers written on the outside of shipping bags.

Sample batches for assay were initially sent with a chain of custody by pickup truck by a Curimining geologist from Las Naves to Quito for sample preparation at BV Quito. After preparation, sample pulps were shipped by TNT courier to BV Lima or BV Vancouver for analysis.

In 2024, 8 holes was drilled and sampled for metallurgy within the El Domo open pit area. The Core samples were split to quarter core (1/4 core), with one quarter submitted for analysis to laboratory. The remaining core was retained and archived in wooden core boxes stored in a warehouse located in Ventanas, approximately 20 km from the city of Las Naves and near the El Domo deposit.

11.2	Sample Preparation and Analysis

Prior to the 2020/2022 drilling campaign, Curimining utilized two primary analytical laboratories: BSI Inspectorate (Inspectorate) and ALS Chemex Laboratories (ALS Chemex). Both labs are ISO 9001:2000 certified and operate independently of Curimining and Adventus. During these earlier campaigns, geologists from Salazar Resource transported sample batches by pickup truck from Ventanas to Quito for initial sample preparation. Prepared sample pulps were then sent by TNT courier to either Inspectorate or ALS Chemex in Lima, Peru, for analysis.

For the 2020/2022 campaign, Bureau Veritas in Quito handled the initial sample preparation. The analysis was then performed by Bureau Veritas in Lima and Vancouver. Gold grades were analysed using FA430 (lead collection fire assay fusion with AA finish) and FA530 (lead collection fire assay with a gravimetric finish) for over-limit values. Silver and base metals were analysed using AR301 (BV Lima) and AQ300 (BV Vancouver), both employing aqua regia digestion with ICP atomic emission spectroscopy. Over-limit values for silver and base metals were analysed using AR402 (BV Lima) and AR404 (BV Vancouver) with AA finish. Additional over-limit values for silver were analysed using FA530, and for zinc using GC816 (volumetric titration).

For the 2020/2022 drilling programs, Curimining used Bureau Veritas in Quito, Ecuador (BV Quito) for sample preparation and Bureau Veritas in Lima, Peru (BV Lima) and Vancouver, Canada (BV Vancouver) for analysis. Both laboratories are also ISO 9001:2000 certified and independent of Curimining and Adventus. The BV Lima and BV Vancouver were also certified to ISO 17025 for the analytical procedures used.

For the 2024 drilling program, the core samples were sent to the ALS Chemex laboratory, certified ISO 9001/2000 for preparation and analysis. Sample preparation and analytical procedures were carried out following standard laboratory protocols. Upon receipt (recorded without barcode), samples were fine crushed to achieve 70% passing 2 mm, followed by riffle splitting. A 250 g sub-sample was pulverized to 85% passing 75 µm for analysis. Gold (Au) was determined by fire assay with AAS finish (method Au-AA25) using a nominal 30 g charge weight. Multi-element analysis was conducted using aqua regia digestion with ICP-AES determination (ME-ICP41; 36 elements). Ore-grade elements and overlimit assays were analysed using ME-OG46 (aqua regia digestion with ICP-AES). The analytical methods and detection ranges are presented in Table 11.1.

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Table 11.1:    Analytical Methods and Detection Ranges

Element	Method	Analytical Range	Overlimit Range
Gold (Au)	Fire assay with AAS finish (30 g charge)	0.01–100 ppm	—
Silver (Ag)	ICP-AES	0.2–100 ppm	Up to 1,500 ppm
Copper (Cu)	ICP-AES	0.001%–1%	Up to 50%
Zinc (Zn)	ICP-AES	0.002%–1%	Up to 30%
Lead (Pb)	ICP-AES	0.002%–1%	Up to 20%

Notes: The summary has been sourced by SRK base on the information provided by SVM;

11.3	Sample Shipment and Security

Drill core is stored in a clean and well-maintained core shack in the Curimining camp complex (Figure 11.3).

Curimining personnel handled the secure transport of samples. Initially, sample batches were transported by a Curimining geologist from Las Naves to Quito by pickup truck for sample preparation at BV Quito. Once prepared, the sample pulps were shipped via TNT courier to BV Lima or BV Vancouver for analysis.

The logging facility at Las Naves ensured the security of samples and data. The compound is walled and locked, with core stored in a locked warehouse. Data is kept secure in a locked building within the compound, accessible only to selected Curimining staff. This meticulous handling and security protocol ensured the integrity of the samples throughout the entire process.

Figure 11.3:    Core Tray Storage of El Domo Project

Sources: SRK Site visit, 2024

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During 2026 site visit, SRK learned that the cores was fully relocated to a warehouse in Ventanas for storage in 2025 (Figure 11.4).

Figure 11.4: New Core Tray Storage after 2025

Sources: SRK Site visit, 2026

11.4	Bulk Density

Specific gravity data was collected on the in-fill drilling for every sample sent to the laboratory and the lithology units above the El Domo deposit. Specific gravity measurements were performed at BV Vancouver utilizing the SPG04 method: density by gas pycnometer. Measurements were performed on 30 g to 40 g pulp splits.

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Figure 11.5: Specific Gravity Readings at Core Shack of El Domo Project

Sources: SRK site visit 2024

The specific gravity readings were collected at core shack at regular intervals downhole as well (Figure 11.5). The analysis was completed by first taking a dry weight, wet weight, then weight submerged in water. Preparation of specific gravity readings are dependent on the competence of the rock. Competent rock was soaked in water for four (4) hours before wet analysis, while highly fractured/friable rock was either wrapped in aluminum foil or weighed in water with no preparation. In these cases, wet weight was skipped. Results were visually inspected, and outlier readings were manually marked as failed. Preference was given to results that had completed the four (4) hour water bath.

11.5	QA/QC

To ensure the reliability and trustworthiness of exploration data, comprehensive quality control measures are implemented throughout the exploration process of El Domo Project.

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. Measures include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying process.

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These measures are also important to prevent sample mix-up and to monitor the voluntary or inadvertent contamination of samples.

Assaying protocols typically involve regularly duplicating and replicating assays and inserting quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process. Check assaying is normally performed as an additional test of the reliability of assaying results. It generally involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

In the initial core drilling phase (Phase I) between late 2007 and April 2008, A recommended system of QAQC for Standards, field duplicates, blanks has been implemented for rock samples, soils and for the stream sediment samples. This consists of taking duplicates samples from the same site (rock and/or soil and/or sediment) a frequency of 1 by 30 samples.

In the core Drilling Phase II from June 4, 2010 to September 23, 2010, The Salazar Resource QA/QC program includes the submission of standard reference samples, control blanks, and duplicate samples of sample pulps to an independent laboratory. One standard reference sample is inserted for every ten to 15 samples and one blank is inserted for approximately every thirty samples. A pulp of every tenth sample is sent to an alternate laboratory for check analysis. Salazar Resource does not submit any core duplicates. Salazar Resource requests re-analysis of every sample with more than 5 g/t Au, 5% Cu or 5% Zn. A pulp of every tenth sample is sent to an alternate laboratory for check analysis.

Beginning with Phase III, Salazar Resource began inserting only standard and blank samples for QA/QC. The insertion rate for standard samples was one for every 10 or 15 samples and one blank for every 30 samples. The pulps from samples containing levels higher than 5 g/t Au, 5% Cu, or 5% Zn were re-analyzed, and one sample out of every 10 was sent to an external laboratory for verification.

The QA/QC program conducted by Salazar Resource for Phase IV (from August 2011 to April 2012) includes only the insertion of standard samples and blanks and does not include the use of twin core samples or duplicates of pulps and coarse rejects. Control re-analysis was not performed, and duplicate samples were not sent to an external laboratory as was done during the previous drilling campaigns. Buenaventura Ingenieros S.A. (BISA) undertook an initial re-sampling for verification in April of 2013, including 143 representative samples from the four Salazar Resource drilling phases. This sampling included core twin samples, coarse rejects, and pulps. Also inserted were standard and blank samples provided by Salazar Resource and pulp duplicates for internal and external controls.

Curimining used a range of commercial, certified and prepared, non-certified reference materials and blanks, as well as pulp duplicate analyses at a secondary laboratory throughout the 2018 drilling programs.

In the 2020/2024 drilling program, Curimining continued using certified reference materials, blanks, and duplicates.

Table 11.2 to Table 11.4 summarise the types and frequency of materials used by Curimining by drill program.

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Table 11.2: Summary of Blank Samples of Curimining

Drill Program	Notes	Blank Material							Total
		Blanks	BK	BL-115	BL-112	BL-126	BL-127	BVIP-074
I	No insertion between CURI 10 and CURI 38	34							34
II	No insertions	-							-
III	No insertions from CURI 72 to CURI 90		30		25				55
	Blank BK since CURI 112
IV	No insertions from CURI 156 to CURI 162		16	8					24
	Variable insertion rate
V	Insertion rate of 1 in 30		10		10				20
VI	No blank BK from CURI 296		30	71	59				160
Sub-total		34	86	79	94				293
VII	CURI-338 – CURI345			1		5	–	3	9
	CURI-346 – CURI391
Sub-total				1		5	39	4	49
VIII	CURI-392 – CURI419						33		33
IX	CURI-420 – CURI427						9		3
Sub-total							42		42
Total		34	86	80	94	5	81	4	384

Notes: The summary has been sourced by SRK base on the 2021 NI 43101 report and the 2022-2024 new data from SVM;

Table 11.3: Summary of Standard Samples of Curimining

Standard Reference	Drill Program
	I	II	III	IV	V	VI	VII	VIII	IX	Total
Standard Prepared Without Certificates
ESTANDAR	1									1
SR	55	23	22							100
GO1-166	1									1
GO2-109		1								1
GO2-25	3									3
MS-2(RNG1)	1									1
Standard Certificates
PB-118	131		1							132
PB-130		19	83	21						123
PB-140			22	21		1				44
PM-1110	50									50
PM-1111	90									90
PM-1118		25	75							100
PM-1123			10		10	52				72
CU-121				8			4			12
CU-130	5									5
CU-145			17	21						38

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Standard Reference	Drill Program
	I	II	III	IV	V	VI	VII	VIII	IX	Total
CU-152			33	21		46				100
CU-155		19	86	21	11	36				173
CU-160				8	10	73				91
CU-163			18	21		5	35			79
CU-174				8		72				80
CU-175			15	21	12	42				90
CU-181				8						8
CU-183				8						8
CU-188							48			48
CU-189							11	34	7	11
CU-198								31	9
Total	337	87	383	187	43	328	98	65	16	1,544

Notes: The summary has been sourced by SRK base on the 2021 NI 43101 report and the 2022-2024 new data from SVM.

Table 11.4: Summary of Duplicates of Curimining

Drill Program	Notes	Total
I	No fixed insertion criteria or ratio	322
II	Mostly high-grade Au-Cu-Zn samples and every ten samples	283
III	Mostly high-grade Au-Cu-Zn samples and every ten samples, up to CURI 134	770
IV	Some samples submitted	93
V	Several samples per hole	109
VI	Several samples per hole	848
Sub Total		2,414
VII	CURI-338 – CURI-345	7
	CURI-346 – CURI-391	41
Sub Total		48
VIII	CURI-392 – CURI419	29
IX	CURI-420 – CURI427	8
Sub Total		37
Total		2,499

Notes: The summary has been sourced by SRK base on the 2021 NI 43101 report and the 2022-2024 new data from SVM.

11.6	Recommendations

The author considers that quality control measures adopted for assaying of the El Domo resource drilling have established that the assaying is representative and free of any biases or other factors that may materially impact the reliability of the analytical results. The author considers that the sample preparation, security and analytical procedures adopted for the El Domo drilling provide an adequate basis for the current Mineral Resource estimates.

The QP recommended reviewing the performance of QC data on a batch basis, long-term observation is recommended to check the bias between the different laboratories.

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12	Data Verification

12.1	Site Visit

SRK conducted the site inspections to the El Domo project from 21 to 23 June in 2024 and 27 to 28 May 2026, The Principal Geologists Mark Wanless from SRK ZA (2024 site visit) and Yanfang Zhao from SRK CN (2024 site visit and 2026 site visit) undertook the following verification steps：

▪	Site inspection of the project area (Figure 12.1).

▪	Meeting with Company representatives.

▪	Discussions with geologists regarding Sample collection, Sample preparation, Sample storage, QA/QC, Geological interpretation.

▪	Core mineralization observation (Figure 12.2)

▪	Review of the outcrop, mineralization, faults (Figure 12.3),

▪	Inspection of drillhole sealing mark (Figure 12.4),

▪	Visually checking stratigraphy against interpreted drilling sections.

▪	Visit the drill core store and core catalog room of El Domo Project, to understand the company’s core storage protocols and procedures.

Figure 12.1: Industrial Site Grading

Source: SRK Site visit 2026

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Figure 12.2: Core mineralization observation

Source: SRK Site visit 2026

Figure 12.3: Outcrop of El Domo Project

Source: SRK Site visit 2024

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Figure 12.4: Drillhole Sealing Mark of El Domo Project

Source: SRK Site visit 2024

12.2	Historical Data Validation

During different exploration stages, El Domo project submitted technical reports at different times, describing the data verification by various Qualified Persons (QPs).

Below is the content extracted from historical technical reports.

▪	In 2009, John Buckle (P.Geo., P.Geoph) was requested to prepare a technical report on the Curipamaba Project and taken check samples the from the cut core for duplicate analysis for the resource estimation. One sample was taken from within the resource zone from each of the twelve holes that have been used in the resource estimation.

▪	Scott Wilson RPA (Valliant et al., 2010) checked approximately 20% of the original assay certificates for drill holes 1 to 65 versus the diamond drill logs and database and found no errors.

▪	In 2011, RPA checked approximately 18% of the digital database for drill holes 66 to 155 against the original logs for discrepancies in collar coordinates, surveys, and lithology records. RPA did not identify significant discrepancies.

▪	RPA also checked 100% of the copper and gold assays, and 15.4% of other metal assays, in the assay database for drill holes 66 to 152 against original hardcopy assay certificates and found no errors. Another 4.4% of over-range values for copper, zinc, silver, and lead were checked and no errors were found.

▪	RPA reviewed the Salazar Resource’s QA/QC results and collected ten independent samples for analyses and recommends that the QA/QC program should be modified to include the insertion of duplicate core and reject samples, analysis and interpretation of QA/QC results on a regular basis, establishment of a protocol for non-compliant results, and a formal reporting system for QA/QC results.

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▪	BISA reviewed Salazar Resource’s QA/QC program for Phase IV diamond drilling conducted in 2011 and 2012, which included 51 exploration drill holes (CURI-156 to CURI-206).

▪	During the visit to the project site in April of 2013, BISA undertook an initial re-sampling for verification, including 143 representative samples from the four Salazar Resource drilling phases. This sampling included core twin samples, coarse rejects, and pulps. Also inserted were standard and blank samples provided by Salazar Resource and pulp duplicates for internal and external controls.

▪	The QA/QC program conducted by Salazar Resource for Phase IV includes only the insertion of standard samples and blanks and does not include the use of twin core samples or duplicates of pulps and coarse rejects. Control re-analysis was not performed, and duplicate samples were not sent to an external laboratory as was done during the previous drilling campaigns. BISA reviewed approximately 50% of the standards and 100% of the blanks used by Salazar Resource during the Phase IV drilling.

▪	In 2019, RPA reviewed the analytical quality control data collected during 2018 drilling, visually inspected the drill hole traces, performed basic database validation procedures, and reviewed the drill hole traces in 3D, level plan, and in vertical sections, and found no unreasonable geometries. RPA also confirmed that there are no duplicate sample numbers and that samples numbers are available for every assayed interval. RPA compared more than 3,300 assay records form the resource database to digital results provided directly from Inspectorate and ALS Chemex. RPA is of the opinion that database verification procedures for the Project comply with industry standards and are adequate for the purposes of Mineral Resource estimation.

▪	In 2021, SLR cross-referenced assays certificates with value stored in the database provided and found no significant errors. The QP has performed assay certificate checks on significant portions of previous programs and 100% of the 2020 and 2021 assay database. The QP assessed the appropriateness of the types of QA/QC material used and insertion rates and used control charts and statistical analysis to determine the accuracy and precision of the assay results. The QP is of the opinion that the results of the QA/QC programs pre-2020 are suitable to support the estimation of Mineral Resources and Mineral Reserves, and that all exploration data from the 2020/2021 drilling are sufficiently reliable for mineral resource estimation and in line with industry best practice standards as defined in the CIM Exploration Best Practice Guidelines (CIM, 2018).

12.3	Analytical Quality Control Data Validation

SRK was provided the database named DDH_DATA_ASSAYS_detailed_ BaseDatosSondajes_2022.xlsx, the QAQC summary CURI-392_CURI-419\QAQC\Enero, Rept_202405_Montly QAQC_(392-419)_Infill UG and Rept_202511_QAQC_(420-427)_Metallurgical Campaign which covers the QAQC data from 2007 to 2024 for El Domo deposit and the Regional Area, SRK has performed the analysis of only for El Domo Deposit. The analysis involved the review of the blank, standards, field duplicates analyses and umpire analyses as of 2021 inserted into the sample stream.

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12.3.1	CRMS

The monitoring of assay reliability of El Domo project included insertion of samples of a range of commercial certified (Table 12.1and Table 12.2), as well as prepared and non-certified reference materials. The commercial certified standards were from WCM Sales Ltd. (WCM Minerals).

Table 12.1: CRMS Summary of El Domo

CRMs ID	Reference Value					Standard Deviation
	Au	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn
	g/t	g/t	%	%	%
PB118	0.39	77	0.64	3.44	2.89	0.016	3.578	0.013	0.116	0.093
PB130		82	0.25	0.73	1.44		0.6804	0.0045	0.0084	0.0055
PB140		84	0.33	4.35	3.85		2.194	0.004	0.075	0.138
PM1110	1.79	166	0.39			0.033376	5.146545	0.008214
PM1111	1.56	77	0.3			0.037	3.644	0.004
PM1118	1.82	38	0.96			0.0742	1.6629	0.0107
PM1123	1.42	31	0.31			0.046	1.2851	0.0082
CU121		33	0.97				1.130908	0.02047
CU145		93	3.1				3.3658	0.0897
CU152	1.62	27	1.16			0.068	0.622	0.028
CU155	0.61	7	0.47			0.0152	0.5904	0.016
CU160	2.84	48	0.35			0.0852	1.6703	0.0078
CU163	4.35	99	1.06			0.1299	2.3664	0.017
CU174	1.28	13	0.32			0.0463	0.611	0.0052
CU175	0.88	4	0.53			0.0384	0.6032	0.0118
CU181	0.59	28	0.59			0.0301	1.326	0.0199
CU183	0.38	25	0.37			0.0177	0.9836	0.0098
CU188	0.4	15	0.179			0.0199	0.7883	0.0068
CU189	0.84	13	0.9			0.0326	1.1	0.0208
CU198	0.58	16	0.64			0.028	0.831	0.013

Sources: Summary by SRK based on data provided by SVM

Table 12.2: Summary of CRMS used of El Domo

QAQC_ID	Count of Sample	In Use
PB118	89	2007-2008
PB130	121	2010-2012
PB140	38	2011-2012
PM1110	33	2007-2008
PM1111	55	2008
PM1118	98	2010-2011
PM1123	62	2011-2018
CU121	12	2012-2020
CU145	38	2013
CU152	81	2011-2018
CU155	159	2010-2018

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QAQC_ID	Count of Sample	In Use
CU160	70	2012-2018
CU163	76	2011-2021
CU174	58	2012-2018
CU175	84	2011-2018
CU181	8	2012
CU183	8	2012
CU188	49	2020-2021
CU189	54	2021-2024
CU198	42	2020-2024

Sources: Summary by SRK based on data provided by SVM

The blind insertion of standards was used to monitor the accuracy and precision of analysis at the lab. The certified value and standard deviation provided by the manufacturer was used to evaluate the results received from the lab. Any results greater than +/- 2 standard deviations from the certified value were considered in the “warning” range.

Due to the large number of standard samples used, SRK chooses some CRMS with more than 10 samples to be statistically significant for verification. The detail statistics and performance are presented in Table 12.3 and Figure 12.5 to Figure 12.9.

Table 12.3: Selected CRM Results Summary of El Domo

		Statistics		CU-121(Ag)	CU-121(Cu)
Project	EL DOMO Project	Sample Count		12	12
Data Series	2012-2020	Expected Value		33.00	0.97
Data Type	Core Samples	Standard Deviation		1.13	0.02
Commodity	Ag, Cu	Data Mean		33.08	0.94
Laboratory		Outside 2Std Dev		0%	25%
Analytica Method		Below 2Std Dev		0	3
Detection Limit		Above 2Std Dev		0	0
		Statistics	CM30(Au)	CU-145 (Ag)	CU-145 (Cu)
Project		Sample Count	38	38	38
Data Series	2013	Expected Value	1.30	93.00	3.10
Data Type	Core Samples	Standard Deviation	0.12	3.37	0.09
Commodity	Au, Ag, Cu	Data Mean	1.30	94.41	2.98
Laboratory		Outside 2Std Dev	3%	3%	13%
Analytica Method		Below 2Std Dev	0	0	5
Detection Limit		Above 2Std Dev	1	1	0
		Statistics	CU-152 (Au)	CU-152 (Ag)	CU-152 (Cu)
Project		Sample Count	81	83	83
Data Series	2011-2018	Expected Value	1.62	27.00	1.16
Data Type	Core Samples	Standard Deviation	0.07	0.62	0.03
Commodity	Au, Ag, Cu	Data Mean	1.59	27.79	1.17
Laboratory		Outside 2Std Dev	16%	11%	6%
Analytical Method		Below 2Std Dev	12	3	1
Detection Limit		Above 2Std Dev	1	6	4
		Statistics	CU-155 (Au)	CU-155 (Ag)	CU-155 (Cu)

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		Statistics		CU-121(Ag)	CU-121(Cu)
Project		Sample Count	159	163	163
Data Series	2010-2018	Expected Value	0.61	7.00	0.47
Data Type	Core Samples	Standard Deviation	0.02	0.59	0.02
Commodity	Au, Ag, Cu	Data Mean	0.58	7.72	0.48
Laboratory		Outside 2Std Dev	37%	10%	2%
Analytical Method		Below 2Std Dev	57	0	0
Detection Limit		Above 2Std Dev	2	16	4
		Statistics	CU-160 (Au)	CU-160 (Ag)	CU-160 (Cu)
Project		Sample Count	69	70	70
Data Series	2012-2018	Expected Value	2.84	48.00	0.35
Data Type	Core Samples	Standard Deviation	0.09	1.67	0.01
Commodity	Au, Ag, Cu	Data Mean	2.91	50.78	0.37
Laboratory		Outside 2Std Dev	13%	29%	49%
Analytical Method		Below 2Std Dev	1	1	1
Detection Limit		Above 2Std Dev	8	19	33
		Statistics	CU-163 (Au)	CU-163 (Ag)	CU-163 (Cu)
Project		Sample Count	74	74	74
Data Series	2011-2021	Expected Value	4.35	99.00	1.06
Data Type	Core Samples	Standard Deviation	0.13	2.37	0.02
Commodity	Au, Ag, Cu	Data Mean	4.23	99.46	1.06
Laboratory		Outside 2Std Dev	22%	8%	26%
Analytical Method		Below 2Std Dev	14	3	4
Detection Limit		Above 2Std Dev	2	3	15
		Statistics	CU-174 (Au)	CU-174 (Ag)	CU-174 (Cu)
Project		Sample Count	58	58	58
Data Series	2012-2018	Expected Value	1.28	13.00	0.32
Data Type	Core Samples	Standard Deviation	0.05	0.61	0.01
Commodity	Au, Ag, Cu	Data Mean	1.32	12.73	0.31
Laboratory		Outside 2Std Dev	9%	3%	31%
Analytical Method		Below 2Std Dev	2	1	18
Detection Limit		Above 2Std Dev	3	1	0
		Statistics	CU-175 (Au)	CU-175 (Ag)	CU-175 (Cu)
Project		Sample Count	84	84	84
Data Series	2011-2018	Expected Value	0.88	4.00	0.53
Data Type	Core Samples	Standard Deviation	0.04	0.60	0.01
Commodity	Au, Ag, Cu	Data Mean	0.90	3.85	0.54
Laboratory		Outside 2Std Dev	5%	1%	15%
Analytical Method		Below 2Std Dev	1	0	0
Detection Limit		Above 2Std Dev	3	1	13
		Statistics	CU-188 (Au)	CU-188 (Ag)	CU-188 (Cu)
Project		Sample Count	49	49	49
Data Series	2020-2021	Expected Value	0.40	15.00	0.18
Data Type	Core Samples	Standard Deviation	0.02	0.79	0.01
Commodity	Au, Ag, Cu	Data Mean	0.41	14.58	0.18
Laboratory		Outside 2Std Dev	2%	0%	0%
Analytical Method		Below 2Std Dev	0	0	0
Detection Limit		Above 2Std Dev	1	0	0
		Statistics	CU-189 (Au)	CU-189 (Ag)	CU-189 (Cu)

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		Statistics		CU-121(Ag)	CU-121(Cu)
Project		Sample Count	54	54	54
Data Series	2021-2024	Expected Value	0.84	13.00	0.90
Data Type	Core Samples	Standard Deviation	0.03	1.10	0.02
Commodity	Au, Ag, Cu	Data Mean	0.86	12.30	0.89
Laboratory		Outside 2Std Dev	6%	0%	13%
Analytical Method		Below 2Std Dev	0	0	6
Detection Limit		Above 2Std Dev	3	0	1
		Statistics	CU-198 (Au)	CU-198 (Ag)	CU-198 (Cu)
Project		Sample Count	42	42	42
Data Series	2020-2024	Expected Value	0.58	16.00	0.64
Data Type	Core Samples	Standard Deviation	0.03	0.83	0.01
Commodity	Au, Ag, Cu	Data Mean	0.60	15.95	0.64
Laboratory		Outside2StdDev	2%	2%	19%
Analytical Method		Below2StdDev	0	1	7
Detection Limit		Above2StdDev	1	0	1
		Statistics		PB-130 (Ag)	PB-130 (Cu)
Project		Sample Count		121	121
Data Series	2010-2012	Expected Value		82.00	0.25
Data Type	Core Samples	Standard Deviation		0.68	0.00
Commodity	Ag, Cu	Data Mean		81.91	0.25
Laboratory		Outside 2Std Dev		48%	10%
Analytical Method		Below 2Std Dev		36	3
Detection Limit		Above 2Std Dev		22	9
		Statistics		PB-130 (Pb)	PB-130 (Zn)
Project		Sample Count		121	120
Data Series	2010-2012	Expected Value		0.73	1.44
Data Type	Core Samples	Standard Deviation		0.01	0.01
Commodity	Pb, Zn	Data Mean		0.72	1.44
Laboratory		Outside 2Std Dev		27%	67%
Analytical Method		Below 2Std Dev		28	36
Detection Limit		Above 2Std Dev		5	44
		Statistics	PB-118 (Au)	PB-118 (Ag)	PB-118 (Cu)
Project		Sample Count	89	89	89
Data Series	2007-2008	Expected Value	0.39	77.00	0.64
Data Type	Core Samples	Standard Deviation	0.02	3.58	0.01
Commodity	Au, Ag, Cu	Data Mean	0.42	71.98	0.60
Laboratory		Outside 2Std Dev	51%	29%	82%
Analytical Method		Below 2Std Dev	0	25	73
Detection Limit		Above 2Std Dev	45	1	0
		Statistics		PB-118 (Pb)	PB-118 (Zn)
Project		Sample Count		89	89
Data Series	2007-2008	Expected Value		3.44	2.89
Data Type	Core Samples	Standard Deviation		0.12	0.09
Commodity	Pb, Zn	Data Mean		3.28	2.80
Laboratory		Outside 2Std Dev		4%	2%
Analytical Method		Below 2Std Dev		4	2
Detection Limit		Above 2Std Dev		0	0
		Statistics	PB-140 (Au)	PB-140 (Ag)	PB-140 (Cu)

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		Statistics		CU-121(Ag)	CU-121(Cu)
Project		Sample Count	38	38	38
Data Series	2011-2018	Expected Value	0.40	84.00	0.33
Data Type	Core Samples	Standard Deviation	0.02	2.19	0.00
Commodity	Au, Ag, Cu	Data Mean	0.41	81.51	0.37
Laboratory		Outside 2Std Dev	0%	11%	50%
Analytical Method		Below 2Std Dev	0	3	16
Detection Limit		Above 2Std Dev	0	1	3
		Statistics		PB-140 (Pb)	PB-140 (Zn)
Project		Sample Count		38	38
Data Series	2011-2018	Expected Value		4.35	3.85
Data Type	Core Samples	Standard Deviation		0.08	0.14
Commodity	Au, Ag, Cu	Data Mean		4.20	3.44
Laboratory		Outside 2Std Dev		24%	24%
Analytical Method		Below 2Std Dev		3	9
Detection Limit		Above 2Std Dev		6	0
		Statistics	PM-1110(Au)	PM 1110 (Ag)	PM 1110 (Cu)
Project		Sample Count	33	33	33
Data Series	2007-2008	Expected Value	1.79	166.00	0.39
Data Type	Core Samples	Standard Deviation	0.03	5.15	0.01
Commodity	Au, Ag, Cu	Data Mean	1.84	158.64	0.35
Laboratory		Outside 2Std Dev	27%	15%	97%
Analytical Method		Below 2Std Dev	0	5	32
Detection Limit		Above 2Std Dev	9	0	0
		Statistics	PM 1118 (Au)	PM 1118 (Ag)	PM 1118 (Cu)
Project		Sample Count	96	98	98
Data Series	2010-2011	Expected Value	1.82	38.00	0.96
Data Type	Core Samples	Standard Deviation	0.07	1.66	0.01
Commodity	Au, Ag, Cu	Data Mean	1.75	37.18	0.96
Laboratory		Outside 2Std Dev	3%	2%	24%
Analytical Method		Below 2Std Dev	3	1	9
Detection Limit		Above 2Std Dev	0	1	15
		Statistics	PM 1123 (Au)	PM 1123 (Ag)	PM 1123 (Cu)
Project		Sample Count	59	62	62
Data Series	2011-2018	Expected Value	1.42	31.00	0.31
Data Type	Core Samples	Standard Deviation	0.05	1.29	0.01
Commodity	Au, Ag, Cu	Data Mean	1.43	32.61	0.32
Laboratory		Outside 2Std Dev	5%	34%	13%
Analytical Method		Below 2Std Dev	2	1	1
Detection Limit		Above 2Std Dev	1	20	7
		Statistics	PM 1111 (Au)	PM 1111 (Ag)	PM 1111 (Cu)
Project		Sample Count	55	55	55
Data Series	2008	Expected Value	1.56	77.00	0.30
Data Type	Core Samples	Standard Deviation	0.04	3.64	0.00
Commodity	Au, Ag, Cu	Data Mean	1.56	72.71	0.29
Laboratory		Outside2StdDev	2%	29%	76%
Analytical Method		Below2StdDev	1	15	35
Detection Limit		Above2StdDev	0	1	7

Sources: Summary by SRK based on data provided by SVM

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Figure 12.5: Selected CRMs Performances of Cu

CU-121(Cu)
(2012-2020 Core Samples)
N=12
Cu(%)
Expected Value
+2StdDev
-2StdDev
Cu(%)
Samples

CU-145 (Cu)
(2013 Core Samples)
N=38
Cu(%)
Expected Value
+2StdDev
-2StdDev
Cu(%)
Samples

CU-152 (Cu)
(2011-2018 Core Samples)
N=83
Cu(%)
Expected Value
+2StdDev
-2StdDev
Cu(%)
Samples

CU-155 (Ag)
(2010-2018 Core Samples)
N=163
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Ag(gpt)
Samples

CU-155 (Cu)
(2010-2018 Core Samples)
N=163
Cu(%)
Expected Value
+2StdDev
-2StdDev
Cu(%)
Samples

CU-160 (Ag)
(2012-2018 Core Samples)
N=70
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Ag(gpt)
Samples

CU-160 (Cu)
(2012-2018 Core Samples)
N=70
Cu(%)
Expected Value
+2StdDev
-2StdDev
Cu(%)
Samples

CU-163 (Cu)
(2011-2021 Core Samples)
N=76
Cu(%)
Expected Value
+2StdDev
-2StdDev
Cu(%)
Samples

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Figure 12.5: Selected CRMs Performances of Cu

Sources: Summary by SRK based on data provided by SVM

Figure 12.6: Selected CRMs Performances of Au

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Figure 12.6: Selected CRMs Performances of Au

CU-160 (Au)
(2012-2018 Core Samples)
N=69
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

CU-163 (Au)
(2011-2021 Core Samples)
N=76
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

CU-174 (Au)
(2012-2018 Core Samples)
N=58
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

CU-175 (Au)
(2011-2018 Core Samples)
N=84
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

CU-188 (Au)
(2020-2021 Core Samples)
N=49
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

CU-189 (Au)
(2021-2024 Core Samples)
N=54
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

CU-196 (Au)
(2020-2024 Core Samples)
N=42
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

PB-118 (Au)
(2007-2008 Core Samples)
N=89
Au(gpt)
Expected Value
+2StdDev
-2StdDev
Au(gpt)

Sources: Summary by SRK based on data provided by SVM

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Figure 12.7: Selected CRMs Performances of Ag

CU-121(Ag)
(2012-2020 Core Samples)
N=12
Ag(gpt)
Au(gpt)
Expected Value
+2StdDev
-2StdDev

CU-145 (Ag)
(2013 Core Samples)
N=38
Ag(gpt)
Au(gpt)
Expected Value
+2StdDev
-2StdDev

CU-152 (Ag)
(2011-2018 Core Samples)
N=83
Ag(gpt)
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Samples

CU-163 (Ag)
(2011-2021 Core Samples)
N=76
Ag(gpt)
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Samples

CU-174 (Ag)
(2012-2018 Core Samples)
N=55
Ag(gpt)
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Samples

CU-175 (Ag)
(2011-2018 Core Samples)
N=84
Ag(gpt)
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Samples

CU-188 (Ag)
(2020-2021 Core Samples)
N=49
Ag(gpt)
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Samples

CU-189 (Ag)
(2021-2024 Core Samples)
N=54
Ag(gpt)
Ag(gpt)
Expected Value
+2StdDev
-2StdDev
Samples

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Figure 12.7: Selected CRMs Performances of Ag

Sources: Summary by SRK based on data provided by SVM

Figure 12.8: Selected CRMs Performances of Pb

PB-130 (Pb)
(2010-2012 Core Samples)
N=121
Pb(%)
Pb(%)
Expected Value
+2StdDev
-2StdDev

PB-118 (Pb)
(2007-2008 Core Samples)
N=89
Pb(%)
4.0
3.8
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
2.0
Pb(%)
Expected Value
+2StdDev
-2StdDev

PB-140 (Pb)
(2011-2012 Core Samples)
N=38
Pb (%)
5.0
4.0
3.0
2.0
1.0
0.0
Samples
Pb (%)
Expected Value
+2StdDev
-2StdDev

Sources: Summary by SRK based on data provided by SVM

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Figure 12.9: Selected CRMs Performances of Zn

PB-130 (Zn)
(2010-2012 Core Samples)
N=120
Zn(%)
Zn(%)
Expected Value
+2StdDev
-2StdDev

PB-118 (Zn)
(2007-2008 Core Samples)
N=89
Zn(%)
Zn(%)
Expected Value
+2StdDev
-2StdDev

PB-140 (Zn)
(2011-2012 Core Samples)
N=38
Zn (%)
Zn (%)
Expected Value
+2StdDev
-2StdDev
Samples

Sources: Summary by SRK based on data provided by SVM

12.3.2	Blanks

Blanks were used to ensure there was not contamination between samples during preparation. Any failures were noted and reported back to the lab for follow up with the prep facility.

El Domo utilized six different types of blank material. The details and performance are presented in Table 12.4 to Table 12.5 and Figure 12.10.

Table 12.4: Blanks Description of El Domo

BLANK ID	3x Det. Lim. / 95% confidence limits High)
	Au	Cu	Ag	Pb	Zn
	g/t	%	g/t	%	%
BK	0.018	0.0109	0.6000	0.0015	0.0138
BLANCO	0.015	0.00075	0.3000	0.0003	0.0150
BL-115	0.020	0.0056	0.3000	0.0006	0.0054
BL-112	0.015	0.0006	0.6000	0.0012	0.006
BL-126	0.020	0.0120	0.6000	0.0006	0.0074
BL-127	0.010	0.0104	0.6000	0.0006	0.0074
BVIP-074	0.020	0.0004	0.2000	0.0020	0.0023

Sources: Summary by SRK based on data provided by SVM

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Table 12.5:     Blanks Summary of El Domo

Area	QAQC_ID	Count of Sample	In Use
El Domo	BK	81	2011-2018
El Domo	BL-112	78	2011-2018
El Domo	BL-115	57	2012-2020
El Domo	BL-126	5	2020
El Domo	BL-127	40	2020-2024
El Domo	BLANCO	19	2008
El Domo	BVIP-074	4	2020

Sources: Summary by SRK based on data provided by SVM

El Domo utilized six different types of blank material. The details and performance are presented in Figure 12.10.

Figure 12.10: Selected Blanks Performances of El Domo

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Figure 12.10: Selected Blanks Performances of El Domo

Blank
(2008 Core Samples)
N = 19
BLANCO
Upper Limit
Cu (%)
Samples

Blank
(2008 Core Samples)
19
BLANCO
Upper Limit
Pb (%)
Samples

19
Upper Limit
Zn (%)

Blank
(2011-2018 Core Samples)
78
BL-112
Upper Limit
Au (gpt)
Samples

Blank
(2011-2018 Core Samples)
78
BL-112
Upper Limit
Ag (gpt)

Blank
(2011-2018 Core Samples)
N = 78
BL-112
Upper Limit
Cu (%)
Samples

Blank
(2011-2018 Core Samples)
78
BL-112
Upper Limit
Pb (%)
Samples

Blank
(2011-2018 Core Samples)
78
BL-112
Upper Limit
Zn (%)

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Figure 12.10: Selected Blanks Performances of El Domo

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Figure 12.10: Selected Blanks Performances of El Domo

Sources: Summary by SRK based on data provided by SVM

12.3.3 Duplicates

Only field duplicates have been implemented for El Domo Project before 2024. And 8 pulp duplicates were inserted in 2024. The duplicates summary of El Domo Project as of 2025 is shown in Table 12.6 , Table 12.7 and Table 12.8.

The Scatter plots of field duplicates are presented in Table 12.6.

Table 12.6:      Duplicates Used Summary of El Domo

Duplicates Type	Year	Count of sample
Field Duplicates	2007	85
Field Duplicates	2008	127
Field Duplicates	2017	16
Field Duplicates	2018	101
Field Duplicates	2020	18
Field Duplicates	2021	31
Field Duplicates	2022	29
Sub total		407
Pulp duplicates	2024	8

Sources: Summary by SRK based on data provided by SVM

Table 12.7:      Field Duplicates Performance Summary of El Domo

Element	Data Pairs Count	Relative Difference
		<10%		10% - 20%		> 20%
Au	404	178	44.1%	74	18.3%	152	37.6%
Ag	404	231	57.2%	31	7.7%	142	35.1%
Cu	405	132	32.6%	68	16.8%	205	50.6%
Pb	403	184	45.7%	71	17.6%	148	36.7%
Zn	404	220	54.5%	73	18.1%	111	27.5%

Sources: Summary by SRK based on data provided by SVM

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Figure 12.11: Field Duplicates Scatter Plot of El Domo

Data pairs: 404
Source: Field Duplicate samples
Year: 2007-2022
Duplicates_Au g/t
Original_Au g/t
0.00
0.50
1.00
1.50
2.00
Au
± 0%
- 20%
- 10%
+ 10%
+ 20%

Data pairs: 404
Source: Field Duplicate samples
Year: 2007-2022
Duplicates_Ag g/t
Original_Ag g/t
0.00
10.00
20.00
30.00
40.00
Ag
± 0%
- 20%
- 10%
+ 10%
+ 20%

Data pairs: 405
Source: Field Duplicate samples
Year: 2007-2022
Duplicates_Cu %
Original_Cu %
0.00
0.20
0.40
0.60
0.80
1.00
Cu
± 0%
- 20%
- 10%
+ 10%
+ 20%

Data pairs: 403
Source: Field Duplicate samples
Year: 2007-2022
Duplicates_Pb %
Original_Pb %
0.00
0.10
0.20
0.30
0.40
0.50
Pb
± 0%
- 20%
- 10%
+ 10%
+ 20%

Data pairs: 404
Source: Field Duplicate samples
Year: 2007-2022
Duplicates_Zn %
Original_Zn %
0.00
0.50
1.00
1.50
2.00
Zn
± 0%
- 20%
- 10%
+ 10%
+ 20%

Sources: Summary by SRK based on data provided by SVM

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Table 12.8:      Pulp Duplicates Performance Summary of El Domo

Element	Data Pairs Count	Relative Difference
		<10%		10% - 20%		> 20%
Au	8	8	100%	0	0%	0	0%
Ag	8	8	100%	0	0%	0	0%
Cu	8	8	100%	0	0%	0	0%
Pb	8	8	100%	0	0%	0	0%
Zn	8	8	100%	0	0%	0	0%

Sources: Summary by SRK based on data provided by SVM

12.3.4 Umpire Samples

The Pulp samples were sent to an alternate laboratory for check analysis. The umpire samples summary of El Domo Project as of 2025 is shown in Table 12.9 and Table 12.10. and The Scatter plot are presented in Figure 12.12.

Table 12.9:      Umpire Summary of El Domo

Area	Year	Count of sample
El Domo	2008	29
El Domo	2010	154
El Domo	2011	448
El Domo	2012	31
El Domo	2016	17
El Domo	2017	75
El Domo	2018	688
El Domo	2020	81
El Domo	2021	191
Total		1,714

Sources: Summary by SRK based on data provided by SVM

Table 12.10:      Umpire Samples Performance Summary of El Domo

Element	Data Pairs Count	Relative Difference
		<10%		10% - 20%		> 20%
Au	1,704	1,031	61%	272	16%	401	24%
Ag	1,714	1,064	62%	306	18%	342	20%
Cu	1,714	1,206	70%	234	14%	274	16%
Pb	1,713	994	58%	348	20%	371	22%
Zn	1,714	1,220	71%	289	17%	203	12%

Sources: Summary by SRK based on data provided by SVM

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Figure 12.12: Umpire Sample Scatter Plot of El Domo

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Figure 12.12: Umpire Sample Scatter Plot of El Domo

Sources: Summary by SRK based on data provided by SVM

12.4 Recommendations and Conclusions

▪	SRK found that the procedures of core sampling, log and storage are standardized, and the analytical methods and processes are in line with normal practice.

▪	The performance of most CRMs was generally acceptable; some samples for standard Cu-155(Au), PB-118 (Cu), PB-130 (Pb) and PB-130 (Zn) returned values outside of 3SD. SRK has known that El Domo considered the “warning” range to be when any results were greater than ±2SD from the certified value and these were sent for re-analysis only if other standards in the same or adjacent certificates were in the same “warning” range. Any results greater than ±3SD were immediately returned, with five samples before and after, for re-analysis. If re-analysis confirmed that the issue extended to surrounding samples, further samples would be selected for re-analysis.

▪	Few failures of blanks BK, BL-112 were reported but were considered to be non-material due to the low grades. Nevertheless, the QP recommended investigating if the reason for failures is due to sample preparation in the laboratory or if a slight sample contamination issue existed.

▪	The overall bias for the field duplicates was considered acceptable; some bias for the umpire duplicates for the low grades were considered to be non-material for the Mineral Resource Estimates.

▪	Insert Coarse and more pulp duplicates was recommended.

▪	Revise protocols so that QC samples are inserted using a systematic approach at a rate of 1 sample in every 20 samples (5%).

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13 Mineral Processing and Metallurgical Testing

13.1 Introduction

El Domo is a polymetallic deposit containing copper, gold, silver, lead, and zinc. Three separate concentrates may be produced by flotation from the future operation, which are copper concentrate, zinc concentrate, and lead concentrate. Gold and silver are distributed among these three concentrates.

This section presents a summary of metallurgical test results performed on samples from the El Domo deposit. Extensive metallurgical testwork has historically been conducted on this Project, this section focuses on the results from test programs carried out by Base Metallurgical Laboratories Ltd. (“BML”) and Youyan Resources and Environment Technology Research Institute (Beijing) Co., Ltd. (“GRINM”) in 2025. The testwork included mineralogy, comminution, gravity concentration, flotation, and cyanidation of zinc cleaner tail tests. The relevant test reports reviewed in preparing this section are summarized as follows:

▪	Preliminary Metallurgical Assessment El Domo Deposit (BL0293), dated June 2019, Base Metallurgical Laboratories Ltd. (BML);

▪	Process Optimization Studies El Domo Deposit (BL0453), dated February 2020, BML;

▪	A Program of Metallurgical Optimization El Domo Deposit (BL0597), dated February 2021, BML;

▪	Variability Testing and Process Optimization El Domo Deposit (BL0743), dated January 2022, BML;

▪	Variability Testing and Process Optimization El Domo Deposit (BL1044), dated June 2023, BML;

▪	El Domo Project – Summary of BML’s Metallurgical Testwork Results, dated July 2025, BML; and

▪	Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, dated December 2025, GRINM.

13.2 Comminution Tests

A series of comminution tests including SAG Mill Comminution (SMC), Bond Ball Mill Work Index (BWi), Bond Rod Mill Work Index (RWi) and Bond Abrasion Index (Ai) were conducted on variability samples during 2019 and 2022 by BML, with the test results summarized in Table 13.1.

It should be noted that the indexes and data will be used to estimate the comminution equipment size and energy consumption as well as to develop the proper comminution flowsheet by professional software. Overall, the El Domo ore exhibits a wide range in all comminution parameters. The SMC A×b values range from 39 to 208, with an average of 106, indicating that ore hardness varies from very soft to medium hard, with an overall classification of soft. The BWi test results range from 8.8 to 21.4 kWh/t, with an average of 14.7 kWh/t, indicating ore hardness from soft to very hard, with an overall classification of medium hard. The Ai index values range from 0.003 to 0.321, with an average of 0.117, indicating that the ore generally exhibits low abrasiveness.

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Table 13.1:      Summary of BML Comminution Test Results

Range	BWi (kWh/t)	RWi (kWh/t)	Ai	A×b
Min	8.8	5.5	0.003	39
Max	21.4	17.3	0.321	208
Average	14.7	12.1	0.117	106

Source:	Preliminary Metallurgical Assessment El Domo Deposit (BL0293), June 2019, BML.
A Program of Metallurgical Optimization El Domo Deposit (BL0597), February 2021, BML.
Variability Testing and Process Optimization El Domo Deposit (BL0743), January 2022, BML.

13.3 BML Metallurgical Testwork

From 2019 to 2023, extensive metallurgical testwork was carried out by BML on multiple ore samples from the El Domo deposit. In July 2025, BML analyzed and summarized the historical test results and conducted verification and optimization tests based on the preferred flowsheet and test conditions.

13.3.1 Mineralogy

For each test campaign, BML conducted systematic process mineralogy studies on the ore samples, including chemical assay, mineralogical composition analysis and liberation analysis etc.. The samples all exhibited similar mineralogical characteristics, with sulphide contents ranging from 30% to 50% and host rock dominated by quartz, muscovite, illite and chlorite. The main findings are as follows:

▪	The valuable elements are copper, zinc, gold and silver, with potential credits from lead and sulphur. The primary copper mineral is chalcopyrite, with lesser amounts of bornite, chalcocite and tennantite. Zinc occurs mainly as sphalerite, and lead primarily as galena. The valuable metals are predominantly hosted in sulphide minerals, indicating that flotation is a suitable method for target metal recovery.

▪	The mineral fragmentation characteristics of the feed samples were evaluated at a nominal grind size of P80 = 75 µm. Copper sulphide liberation at this size ranged from 38% to 51%. Most of the locked copper sulphides were associated with pyrite and other sulphides. Based on the liberation analysis, a regrind target of below P80 = 15 µm was estimated to be necessary to achieve efficient separation.

▪	Sphalerite liberation was better than that of the copper sulphides. The locked sphalerite was mainly associated with multiphase particles, non-sulphide gangue and copper sulphides. Galena liberation was poor, with galena predominantly occurring in multiphase locked particles.

▪	A distinctive feature of this mineralogy is that the target sulphide minerals are mostly locked with other sulphides, including pyrite, in binary or multiphase particles. Under a bulk sulphide flotation flowsheet, it is therefore possible to efficiently recover the total sulphide content. This explains the results from previous and subsequent bulk rougher flotation tests, in which high metal recoveries were achieved at relatively coarse grind sizes. However, regrinding of the bulk concentrate is required to adequately liberate the target minerals and produce high-grade individual concentrates.

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13.3.2 Gravity Tests

A three-stage gravity concentration test was conducted on Master Composite Sample #1, with target particle sizes (80% passing) of 938 µm, 159 µm, and 78 µm for the three stages. The test results are summarized in Table 13.2, which indicate that gravity separation achieved poor performance. Most of the gold recovered by gravity occurred in particles finer than 53 µm, and the highest gold grade (30 g/t) was observed in the fraction smaller than 25 µm.

Table 13.2:      3-Stage Gravity Test Results for Master Composite Sample #1

Stage	Particle Size (P80)	Product	Yield	Gold Grade	Gold Recovery
	µm		%	g/t	%
1	938	Concentrate	0.61	4.90	1.1
		Tail	0.63	2.74	0.6
2	159	Concentrate	0.63	13.60	3.1
		Tail	0.69	2.67	0.7
3	78	Concentrate	0.62	12.30	2.8
		Final Tail	96.8	2.61	91.7
		Total Concentrate	1.86	10.30	7.0
		Feed	100.00	2.75	100.0

Source: El Domo Project – Summary of BML’s Metallurgical Testwork Results, July 2025, BML

FLSmidth in Vancouver subsequently simulated a gravity concentration circuit operating at a mill throughput of 84 t/h with a 300% circulating load. Even assuming that the entire circulating load is treated by two QS48 Knelson Concentrators, the projected gold recovery in commercial operation is only about 2.4%.

In addition, between 2019 and 2021 BML carried out investigative gravity tests on run-of-mine ore, tailings, and bulk flotation concentrate samples. All of these tests produced similar outcomes, indicated that the proportion of gravity-recoverable gold in the tested samples is very low. These results demonstrate that gravity separation is not a suitable processing option for the El Domo ore.

13.3.3 Flotation Test

A large number of flotation tests have been carried out on samples from the El Domo deposit over several years to optimize flotation conditions and develop an appropriate flowsheet. Extensive optimization work has been completed on primary grind size, reagent schemes, bulk rougher flotation, rougher concentrate regrind size, and cleaner flotation.

In July 2025, flotation tests were again conducted on Master Composite Sample #1 using the existing bulk flotation flowsheet and the previously established optimum operating conditions. Two comparative rougher tests were performed, both at a primary grind of 80% passing 125 µm. The Cu/Pb rougher concentrates and Zn rougher concentrates from these two tests were considered satisfactory.

Following the two successful rougher tests, eight cleaner tests were carried out on Master Composite Sample #1. Seven of these were open-circuit cleaner tests and one (C-18) was a closed-circuit cleaner test. The key variable in these eight tests was the regrind size. The results showed that high-quality concentrates could be produced at a regrind size of 80% passing 28 µm, which represents a significant improvement compared with the current design target of 80% passing 15 µm.

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On the basis of the above work, a five-cycle locked-cycle flotation test was completed on Master Composite Sample #1, at a primary grinding fineness of P80=125 µm and regrinding fineness of P80 =28 µm. Figure 13.1 shows the locked cycle test flowsheet and Table 13.3 presents the locked-cycle average results, together with a comparison against the cleaner test C-18. It should be noted that, due to limited available documentation, the differences between test C-18 and the locked-cycle test flowsheet are not currently known.

Figure 13.1:      Locked Cycle Test Flowsheet of 2025 BML Program

Table 13.3:      Flotation Locked Cycle Tests Results of 2025 Program

Product	Test	Mass	Grade					Recovery
			Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
		%	%	%	%	g/t	g/t	%
Feed	Closed-Circuit Average	100.0	2.0	0.2	2.5	2.3	37.0	100.0	100.0	100.0	100.0	100.0
	Closed-Circuit Cleaner C-18	100.0	1.9	0.2	2.6	2.5	45.8	100.0	100.0	100.0	100.0	100.0
Cu/Pb Conc	Closed-Circuit Average	7.3	23.8	2.2	8.5	12.2	173.0	88.0	69.0	24.7	38.7	34.0
	Closed-Circuit Cleaner C-18	6.0	27.5	1.9	3.5	9.9	170.0	85.4	52.0	8.2	23.5	22.0
Zn Conc	Closed-Circuit Average	3.1	2.7	0.9	52.0	9.9	344.0	4.2	12.0	64.0	13.2	29.0
	Closed-Circuit Cleaner C-18	3.6	2.3	1.0	57.4	11.8	454.0	4.2	15.0	80.2	16.7	35.0

Source: El Domo Project – Summary of BML’s Metallurgical Testwork Results, July 2025, BML.

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The closed-circuit average Cu/Pb concentrate assayed 23.8% Cu, 2.2% Pb, 8.5% Zn, 12.2 g/t Au and 173 g/t Ag, corresponding to recoveries of 88.0% Cu, 24.7% Zn, 38.7% Au and 34% Ag. Relative to cleaner test C-18, the zinc grade in the Cu/Pb concentrate was clearly higher (about 8.5%) in this locked-cycle test (LCT19), which will be very detrimental to the sale of the copper/lead concentrate. For the El Domo project, gold recovery is generally inversely related to copper grade in the Cu/Pb concentrate. Since the gold value is comparable to the copper value at El Domo, the copper grade in the Cu/Pb concentrate must be carefully controlled to maximize the overall economic value of this concentrate.

The closed-circuit average Zn concentrate contained 52.0% Zn, 9.9 g/t Au and 344 g/t Ag, giving recoveries of 64.0% Zn, 13.2% Au and 29% Ag. By comparison, the Zn concentrate from cleaner test C-18 graded 57.4% Zn, 11.8 g/t Au and 454 g/t Ag, with corresponding recoveries of 80.2% Zn, 16.7% Au and 35% Ag. The difference in zinc recovery between these two tests is considerable and additional testwork is suggested for further verification.

In addition, preliminary rougher tests were carried out for the sequential selective flotation flowsheet. The rougher concentrate mass pull was only about one third of that obtained from the bulk rougher concentrate using the bulk flotation flowsheet. A primary grind of 80% passing 125 µm proved too coarse for the sequential selective flotation, whereas a primary grind of 80% passing 75 µm gave satisfactory results. It is recommended that a qualified laboratory be engaged to conduct more detailed studies on the sequential selective flotation process in subsequent testwork.

13.3.4 Cyanidation of Zinc Cleaner Tails Test

Gold and silver are mainly recovered to copper and zinc concentrate. There is still a considerable amount of gold and silver lost in the tails especially in zinc leaner tail. The results of mineralogical study on zinc cleaner tails show that about 66% of gold is visible and 33% of gold is wrapped in pyrite.

The 2020 test results indicated that the extraction rates and leaching kinetic rates increased as the regrind size was reduced. At the finest regrind size (P80=8.6 μm), about 50% of gold extraction rates were achieved. However, the cyanide consumption was extremely high and the results indicated the remaining gold and silver in zinc cleaner tails are refractory.

In 2021, exploratory cyanide leach tests for gold were again carried out on the zinc cleaner tailings. The zinc cleaner tail generated from the locked cycle flotation tests were reground to P80=15μm, and then pre-oxidized for 2 hours with oxygen sparged in and then cyanide leach for 48 hours with high concentration sodium cyanide of 0.5%. The results are listed in Table 13.4 , and the leach curves are shown as Figure 13.2. The gold is leached out rapidly, but the leach rate is low.

Sodium cyanide consumptions were quite high. The extraction rate of copper was high. A so-called process of SART (Sulphidization-Acidification-Recycling-Thickening) was applied to process the pregnant solution after active carbon adsorption. Standard stoichiometric ratios of sodium hydrosulphide, sulfuric acid and lime were added. A precipitate with high copper grade was produced. Due to the high levels of secondary copper and subsequent cyanide consumption in the leach the cyanide leach process alone would be extremely costly. The additional recovery of copper and silver with SART combined with cyanide regeneration would likely be required to make this process economic.

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Table 13.4:      Intensive Cyanidation Result of Zinc Cleaner Tails for El Domo

Sample	Head Grade g/t			Residue Grade g/t			Extraction %			Consumption kg/t
	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu	NaCN	Lime
VMS-1	4.26	42	5648	2.41	12	840	40.3	93.8	82.3	18.3	11.6
SMS-2	1.68	23	2649	1.23	11	400	23.1	66.1	92.5	14.3	12.2
BX-4	6.44	100	4115	4.78	58	1050	23.6	58.2	79.7	18.0	4.7

Source: A Program of Metallurgical Optimization El Domo Deposit (BL0597), February 2021, BML;

Figure 13.2:      Cyanidation Kinetic Curve of Zinc Cleaner Tail for El Domo

Source: A Program of Metallurgical Optimization El Domo Deposit (BL0597), February 2021, BML;

13.4 GRINM Metallurgical Testwork

In December 2025, Youyan Resources and Environment Technology Research Institute (Beijing) Co., Ltd. (“GRINM”) was commissioned to carry out test work on polymetallic ore samples from El Domo, including process mineralogy studies, beneficiation testwork to determine flotation conditions, and closed-circuit tests for different flowsheet configurations. The purpose was to determine an improved beneficiation process and technical parameters, optimize the processing route for the recovery of valuable metals such as gold, silver, copper, lead, and zinc, and provide support for the design of the processing plant.

13.4.1 Mineralogy

A systematic process mineralogy study on the Primary ore samples was conducted by GRINM, including analysis of major chemical components and mineral phases, studies on mineral composition and relative content, dissemination characteristics of main minerals, grain size, as well as liberation degree determination and beneficiation product inspection. The main conclusions are as follows:

▪	The test composite sample contains 1.91% Cu, 2.53% Zn, 1.92 g/t Au, 40.38 g/t Ag, 0.23% Pb, and 24.94% S. It is a polymetallic Cu–Zn sulfide ore with associated gold and silver. The contents of harmful elements such as As, Sb, Cr, and Hg are relatively low.

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▪	The valuable metals mainly occur in sulfide minerals: copper is predominantly present as primary copper sulfides (87.50%), and zinc is almost entirely present as zinc sulfide (97.31%). Gold is mainly distributed in sulfide minerals and as free/fracture-filled gold, accounting for 48.72% and 32.05%, respectively. Gold encapsulated in oxides and silicates accounts for 14.96% and 4.27%. Silver is mainly distributed in silver sulfide and other sulfide minerals, accounting for 50.07% and 33.99%, respectively, while silver present as silver oxide or in other forms accounts for 15.29%. In theory, copper, zinc, gold, and silver all exhibit good floatability.

▪	At primary grinding fineness of P80 = 125 μm, chalcopyrite, sphalerite, and pyrite show a high degree of liberation, whereas tetrahedrite has relatively poor liberation. It is mostly fine-grained and reticulated-veinlet in occurrence, closely intergrown with pyrite, chalcopyrite, sphalerite, and galena. Subsequent work needs to optimize grinding fineness and related parameters to balance the liberation of tetrahedrite against the adverse effects of overgrinding and slime production.

▪	The ore has a high pyrite (S) content, and the pyrite is highly floatable, which can adversely affect the grades of copper and zinc concentrates during separation. Meanwhile, about 7.29% of the copper occurs as oxidized copper, which is difficult to beneficiate and will negatively impact the final copper recovery and concentrate quality.

▪	The gangue minerals are mainly sericite and quartz. Some gangue minerals are prone to sliming, and the grain size distribution of chalcopyrite and other sulfide minerals is uneven. Therefore, the process flowsheet must comprehensively consider the effects of grinding fineness and slimed gangue minerals on flotation recovery and concentrate grades.

▪	The copper and zinc grades are similar, leading to a high risk of mutual entrainment. In addition, gold and silver occur in relatively dispersed and complex forms in both free and sulfide-associated states. A rational process flowsheet and product scheme are required to ensure effective Cu–Zn separation while controlling the distribution of Au and Ag among the various products, so as to maximize the economic value of gold and silver.

▪	The monomer liberation degree of galena is very low (only 15.36%), and it mostly occurs as intergrowths with chalcopyrite, sphalerite, and pyrite. This is the main reason why lead is difficult to enrich and why the lead concentrate grade is low.

13.4.2 Flotation Test

GRINM first carried out comparative tests and verification of the “sequential flotation process” and the “partial preferential flotation (PP)–bulk flotation with subsequent separation process” at a rougher grind size of P80 = 125 μm. The results showed that the partial preferential–bulk flotation with subsequent separation process produced better metallurgical indices than sequential flotation, particularly in terms of copper and zinc recovery. On this basis, the partial preferential–bulk flotation with subsequent separation flowsheet was selected as the principal process.

Based on the selected principal flowsheet, extensive conditional tests were conducted to determine the optimal process parameters and reagent regimes for each stage. The grind size for the partial preferential flotation stage was P80 = 125 μm, and the regrind size was P80 = 16–19 μm. Under the optimized reagent regime and process conditions, open-circuit tests and locked-cycle tests for three different product schemes were carried out, which are a high-copper high-zinc product scheme, a low-copper high-zinc product scheme, and a low-copper low-zinc product scheme. The mine can select and adjust among these schemes according to actual production requirements.

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The tests ultimately recommend Product Scheme I (high-copper high-zinc product scheme). The corresponding simplified process flowsheet is shown in Figure 13.3, the reagent regime is given in Table 13.5, and the test results are presented in Table 13.6.

For the composite sample, both saleable copper and zinc concentrates were produced. The copper concentrate achieved a copper recovery of 89.81%, with a grade of 25.03% Cu, 2.30% Pb, and 3.86% Zn. The relatively high lead and zinc contents may adversely affect the marketability of the copper concentrate. The copper concentrate also contained 208 g/t Ag and 12.3 g/t Au, corresponding to silver and gold recoveries of 35.59% and 42.11%, respectively. The zinc concentrate achieved a zinc recovery of 82.33%, with a zinc grade of 53.56% Zn. Both the copper and zinc concentrate has low arsenic content (below 0.3%).

Figure 13.3:      Locked Cycle Test Flowsheet of 2025 GRINM Program

Source: Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, GRINM, December 2025.

Table 13.5:      Closed-circuit Test Reagent System

Stage	Reagents - g/tonne
	CaO	SMBS	SIPX	CuSO4	W-1	8230	ZnSO4	MIBC
Cu Partial Preferential Flotation Rougher 1	/	/	/	/	/	1.5	/	15
Cu Partial Preferential Flotation Rougher 2	/	/	/	/	/	5	/	5
Cu Cleaning 1	250	700	/	/	30	2.5	750	2.5
Cu Cleaning 2	200	500	/	/	20	1.5	450	/
Cu Cleaning 3	100	300	/	/	10	/	300	/
Bulk Rougher 1	/	/	40	/	/	/	/	15
Bulk Rougher 2	/	/	25	/	/	/	/	10
Bulk Rougher 3	/	/	15	/	/	/	/	5
Bulk Rougher 4	/	/	10	/	/	/	/	5
Cu/Pb Ro 1-2	250	1500	/	/	35	20	1000	5

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Stage	Reagents - g/tonne
	CaO	SMBS	SIPX	CuSO4	W-1	8230	ZnSO4	MIBC
Cu/Pb Cleaner 1	150	750	/	/	25	1.5	750	/
Cu/Pb Cleaner 2	150	400	/	/	15	1	450	/
Cu/Pb Cleaner 3	100	200	/	/	10	/	200	/
Zn Rougher 1-3	1500	/	80	300	/	/	/	20
Zn Cleaner 1	800	/	15	100	/	/	/	5
Zn Cleaner 2	500	/	10	/	/	/	/	5
Zn Cleaner 3	250	/	5	/	/	/	/	2.5
Zn Cleaner 4	100	/	/	/	/	/	/	/
Total	4350	4350	200	400	145	33	3900	95

Source: Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, GRINM, December 2025.

Table 13.6:      GRINM Flotation Closed-circuit Test Results of Recommended Process

Product	Yield/%	Grade/%						Recovery/%
		Cu	Pb	Zn	Au*	Ag*	S	Cu	Pb	Zn	Au	Ag	S
Cu K1	4.67	27.71	1.98	3.69	10.35	187	38.29	66.05	40.01	6.76	23.55	21.33	7.56
Cu K2	2.36	19.73	2.93	4.19	16.16	248	38	23.76	29.9	3.88	18.56	14.26	3.79
Cu K1+K2	7.04	25.03	2.3	3.86	12.3	208	38.19	89.81	69.92	10.64	42.11	35.59	11.35
Zn K	3.92	2.1	0.71	53.56	8.73	345	37.75	4.19	12.11	82.33	16.64	32.95	6.25
Zn X	41.86	0.2	0.06	0.31	1.63	24	44.69	4.16	11.04	5.17	33.1	24.11	79.03
Tail X	47.19	0.08	0.03	0.1	0.35	6	1.69	1.84	6.94	1.85	8.15	7.35	3.37
Feed	100	1.96	0.23	2.55	2.05	41	23.67	100	100	100	100	100	100

Source: Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, GRINM, December 2025.

13.4.3 Copper and Lead Separation Test

After combining copper concentrate 1 and copper concentrate 2, exploratory Cu–Pb separation tests were carried out. Flotation separation tests under different reagent regimes and separation flotation tests after regrinding of the combined concentrate were conducted, and the better results are presented in Table 13.7.

The results show that the separation performance with regrinding is superior to that without regrinding. After regrinding followed by three stages of cleaning, a lead concentrate with a grade of 9.97% Pb was obtained. However, the Pb grade is still low, indicating that the separation of the Cu–Pb bulk concentrate is not satisfactory and a saleable lead concentrate cannot be produced. In view of the low overall lead grade of the ore, it is recommended that Cu–Pb separation be considered in future production when the lead grade is relatively high.

Table 13.7:      Copper and Lead Separation Test Results

Test	Product	Yield/%	Grade/%		Recovery/%
			Cu	Pb	Cu	Pb
No Regrind	Cu Concentrate	89.02	26.52	1.25	90.82	57.84
	Pb Concentrate	10.98	21.75	7.39	9.18	42.16
	Feed	100	26	1.92	100	100
Regrind (P80=18 μm)	Cu Concentrate	91.03	25.59	1.12	91.65	53.29
	Pb Concentrate	8.97	23.67	9.97	8.35	46.71
	Feed	100	25.42	1.91	100	100

Source: Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, GRINM, December 2025.

Overall, the test results are satisfactory and both saleable copper and zinc concentrates were produced. But the recoveries of gold and silver are relatively low, so it is recommended to carry out further test work on tailings regrinding and beneficiation to improve gold and silver recoveries. In addition, it is recommended to take representative ore samples and conduct tests on the influence of recycled water on flotation, in order to determine whether a water treatment system is required.

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14 Mineral Resource Estimates

14.1 Introduction

The database, structural and geological models for El Domo Project was prepared by SVM based on drilling samples information available up to 2025. SRK have reviewed the database, geological models and were satisfied that they comply with reasonable industry practice, and generated the grade domains and block models, performed the grade estimation and prepared the Mineral Resource estimate work.

The Qualified Person responsible for the Mineral Resources Ms Yanfang Zhao (MAIG #10796), who is a principal consultant and is full-time employee of SRK.

The estimates are based on drilling samples information available up to December 2025. SRK believes the current drilling information is sufficiently reliable to interpret the geological and estimation domains for El Domo deposit and the assay data is sufficiently reliable to support the Mineral Resource estimation.

The Mineral Resources have been estimated in accordance with generally accepted CIM Definition Standards and are reported in accordance with the Stock Exchange listing requirements. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves. Leapfrog Edge software (2025.3) was used for data compilation, domain wireframing and grade estimation.

This section describes the Mineral Resource estimation methodology and summarizes the key assumptions. The report author is not aware of any specific environmental liabilities on the property. El Domo Mine has all required permits to conduct the proposed work on the property. The report author is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform on-going work programs on the property.

14.2 Estimation Procedures

The Mineral Resource evaluation methodology involved the following procedures:

▪	Database compilation and verification;

▪	Geological interpretation for estimation domain;

▪	Data preparation (compositing and capping) for statistical analysis;

▪	Construction of the block model and grade interpolation;

▪	Mineral Resource classification ;

▪	Model validation;

▪	Assessment of “reasonable prospects for eventual economic extraction” (“RPEEE”) and selection of appropriate NSR cut-off value for potential open pit Mineral Resources and the underground portion; and

▪	Preparation of the Mineral Resource statement.

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14.3 Database

The data used in the estimate consists of 427 (not including abandoned and redrilled holes) core boreholes (79,357 m) completed between 2007 and 2024. There were 46 boreholes (10,611 m) located outside of the resource area or not assayed, and these were not considered for the Mineral Resource model.

The data SRK received from SVM is a complete set of Leapfrog Model named 20251119 EL_Domo_20230609_LFvs_2023.1(Updated by SVM) which includes drilling data, topography, structure and lithology model and so on.

Detailed information is as shown in Table 14.1, and the drillhole locations are shown in Table 14.1.

Table 14.1:      Resource Database Summary of El Domo Project

Table	Number of Records
Collars	381
Survey	7,213
Assay	15,166
Lithology	5,065
Density	8,848 (9,477 All data)

Sources: summarized by SRK based on the database provided by SVM

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Figure 14.1: Drillholes Location of El Domo Project

693900E
694400E
694900E
695400E
695900E
696400E
9856400N
9855900N
9855400N
9854900N
9854400N
9853900N
N
S
W
E
0m
500m
Legend
Drilled in year
2007
2008
2010
2011
2012
2016
2017
2018
2020
2021
2022
2024
srk consulting

Sources: SRK

14.4	Lithology and Domain Modelling

The structural and geological models for El Domo Project have been modelled by SLR in 2021 used Leapfrog software and updated by SVM in 2025 based on the new drillholes data. SRK has reviewed the model and is opinion of that they were representative of the in-situ mineralization as of December, 2025.

Using the geological logs, cross sections, long sections, and surface maps, a preliminary structural model was created, consisting of eleven faults. This model served as the foundation for the modeling of all lithological units and mineralized domains.

SVM used a combination of geological logs, assays, and sectional information to construct a detailed geological model in Leapfrog, activating the structural model. The primary rock types (Figure 14.2) included in the model are:

▪	Rhyolite
▪	Andesite
▪	Dacite (including smaller bodies of gypsum, hydrothermal breccia, and basalt dikes)
▪	Tuffs
▪	Overburden/sediments

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Figure 14.2: Structure and Lithology Model Section of El Domo Project

The base and precious metal mineralization occurs mainly in a tabular zone comprising semi-massive to massive sulphides. Secondary loci of mineralization are found in the breccia zone within the immediate hanging wall of the massive sulphide zone and smaller lenses in the footwall.

SRK calculated an NSR value for assay intervals, considering gold, silver, copper, lead, and zinc, to account for even value contribution from all elements. The domains modeled include:

•	VMS (Volcanogenic Massive Sulphide)

•	Gr Min (Grainstone, inside Indicator shell, NSR cut-off value of US $20/t)

•	Gr Unmin (Grainstone, outside Indicator shell)

•	LG Breccia (based on the geological logs, associated with hydrothermal breccia units in the footwall)

The oblique view of the resource domains is illustrated in Figure 14.3.

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Figure 14.3: Oblique View of Resource Domains of El Domo Project

14.5	Specific Gravity

In previous years, Curimining collected density data from core samples using approximately 10 cm long sub-samples. During 2020/2021, density values were tested for all assayed intervals, resulting in a total of 9,477 density records. No additional density data was available after the 2021 report. The density summary descriptive statistics are presented in Table 14.2.

Table 14.2: Summary of Specific Gravity of El Domo Project

Domain	Count	Minimum	Maximum	Mean	Variance	SD [4]	CV [5]
Andesite	1,156	1.20	4.20	2.52	0.02	0.13	0.05
Basalt	127	2.10	3.51	2.69	0.01	0.10	0.04
BxHy [1]	778	1.07	5.21	2.88	0.09	0.30	0.10
Dacite	1,666	1.14	3.88	2.58	0.04	0.20	0.08
Gr Unmin	281	1.37	3.13	2.69	0.01	0.11	0.04
Gr Min	212	1.51	4.34	2.81	0.05	0.22	0.08
Gypsum	424	1.62	4.41	2.80	0.08	0.28	0.10
Lapilli Tuff	1,108	1.09	4.63	2.61	0.03	0.16	0.06
LG Breccia	378	2.02	4.35	2.94	0.16	0.40	0.14
Rhyolite	412	1.28	3.37	2.49	0.02	0.14	0.06
Sediments	19	2.34	2.63	2.51	0.01	0.08	0.03
T-Rhyolite	185	1.65	4.42	2.66	0.03	0.17	0.06
Tuff	774	1.46	3.77	2.44	0.02	0.15	0.06
VMS	1,328	1.31	6.05	3.51	0.45	0.67	0.19

Sources: summarized by SRK based on the database provided by SVM

Notes:

[1]	BxHy – Hydrothermal Breccia
[2]	SD – Standard Deviation
[3]	CV – Coefficient of Variation

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The density data were categorized and assigned the averaged value for the lithological domains. For the resource domains, density was estimated using the inverse distance squared (ID2) interpolation method. For the other lithology domain an average SG value was assigned as shown in Table 14.2.

14.6	Compositing

The common length of El Domo is 1 m, 1.5m and 2m(Figure 14.4). Considering the composite lengths of longer than 2 m resulted in a number of composites shorter than the target length due to the dimensions of the mineralized domain, and did not materially reduce the coefficient of variation.

Figure 14.4: Sampling Interval Histogram of El Domo Project

Sources: SRK

A composite length of 2 m and minimum coverage of 50% was selected for El Domo. Composites were created within the resource domains beginning at the upper contacts. The intersection thickness encountered by any given drill hole, however, is not an even multiple of the composite length. if the remaining length was less than 1 m, the composite was distributed equally. The elimination of the small composites did not affect the overall integrity of the composited database. The raw samples and composites statistics for the individual resource domain are presented in Table 14.3.

Table 14.3: Raw Samples and Composites Statistics of El Domo Project

Variable	Domain	Raw samples					Composites
		Count	Min	Max	Mean	CV	Count	Min	Max	Mean	CV
	VMS	2,755	-	23.30	2.27	1.56	1,588	0.00	19.49	2.25	1.38
Copper (%)	Gr Min	471	0.00	23.62	0.68	2.83	335	0.00	16.89	0.67	2.29
	LG Breccia	1,358	0.00	4.49	0.15	2.41	957	0.00	4.49	0.16	1.99
	Gr UnMin	306	0.00	0.28	0.02	1.82	351	0.00	0.17	0.01	1.77

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Variable	Domain	Raw samples					Composites
		Count	Min	Max	Mean	CV	Count	Min	Max	Mean	CV
	VMS	2,755	0.00	94.00	2.71	2.14	1,588	0.00	65.25	2.67	1.81
Gold(g/t)	Gr Min	471	0.00	21.90	1.32	1.74	335	0.00	17.37	1.31	1.38
	LG Breccia	1,358	0.00	25.90	0.48	2.79	957	0.00	14.87	0.48	2.28
	Gr UnMin	306	0.00	0.72	0.05	1.57	351	0.00	0.56	0.04	1.60
	VMS	2,755	0.00	2,168	51.74	2.45	1,588	0.00	1,244	51.09	2.04
Silver (g/t)	Gr Min	471	0.10	675	26.14	2.39	335	0.10	502.8	25.80	1.93
	LG Breccia	1,358	0.00	763	15.28	2.82	957	0.00	394.4	15.46	2.33
	Gr UnMin	306	0.00	29	1.28	2.49	351	0.00	24.0	1.01	2.49
	VMS	2,755	0.00	17.20	0.29	3.48	1,588	0.00	11.26	0.28	2.92
	Gr Min	471	0.00	2.07	0.10	2.24	335	0.00	1.58	0.10	1.79
Lead (%)	LG Breccia	1,358	0.00	9.32	0.08	3.03	957	0.00	2.98	0.08	2.15
	Gr UnMin	306	0.00	0.11	0.01	2.14	351	0.00	0.10	0.00	2.18
	VMS	2,755	0.00	53.52	2.95	2.37	1,588	0.00	48.93	2.91	2.06
Zinc (%)	Gr Min	471	0.00	34.42	0.79	2.86	335	0.00	17.07	0.79	2.04
	LG Breccia	1,358	0.00	44.23	0.71	2.31	957	0.00	44.23	0.72	2.00
	Gr UnMin	306	0.00	0.29	0.03	1.41	351	0.00	0.24	0.03	1.49

Sources: SRK

14.7	Evaluation of Outliers

Outliers can lead to overestimation of grade in the block model. Assay capping for Au, Ag, Cu, Pb and Zn was applied after compositing for the mineralized domains. Capping values were selected for each mineralized domains and variable based on histograms, histograms of log and probability analyse for each population. The Probability Plots and capping Values for each variable of each domain are presented in Table 14.4 and Figure 14.5 to Figure 14.9.

Table 14.4: Statistics of Capping Data for El Domo

					Mean Grade
Variable	Domain	Number of Composites	Sample No. Capped	Capping Value	Before Capped	After Capping
	VMS	1,588	NA	NA	2.25	2.25
	Gr Min	335	NA	NA	0.67	0.67
Copper (%)	LG Breccia	957	NA	NA	0.16	0.16
	Gr UnMin	351	NA	NA	0.01	0.01
	VMS	1,588	4	34	2.67	2.57
	Gr Min	335	2	9.8	1.31	1.26
Gold	LG Breccia	957	8	5.2	0.48	0.44
	Gr UnMin	351	NA	NA	0.04	0.04
	VMS	1,588	3	750	51.09	49.40
	Gr Min	335	3	240	25.80	23.97
Silver (g/t)	LG Breccia	957	NA	NA	15.46	15.46
	Gr UnMin	351	1	18	1.01	1.01
	VMS	1,588	5	7	0.28	0.27
	Gr Min	335	NA	NA	0.10	0.10
Lead (%)	LG Breccia	957	2	1.5	0.08	0.08
	Gr UnMin	351	NA	NA	0.00	0.00
	VMS	1,588	NA	NA	2.91	2.91
	Gr Min	335	1	11	0.79	0.75
Zinc (%)	LG Breccia	957	6	6	0.72	0.68
	Gr UnMin	351	NA	NA	0.03	0.03

Sources: SRK

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Figure 14.5: Probability Plots for Cu

VMS	Gr Min

LG Breccia	Gr UnMin

Sources: SRK

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Figure 14.6: Probability Plots for Au

VMS	Gr Min

LG Breccia	Gr UnMin

Sources: SRK

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Figure 14.7: Probability Plots for Ag

VMS	Gr Min

LG Breccia	Gr UnMin

Sources: SRK

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Figure 14.8: Probability Plots for Pb

VMS	Gr Min

LG Breccia	Gr UnMin

Sources: SRK

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Figure 14.9: Probability Plots for Zn

VMS	Gr Min

LG Breccia	Gr UnMin

Sources: SRK

14.8	Block Model and Grade Estimation

The unrotated Leapfrog (software) model was generated by SRK in 2026. The block model coordinates are based on the UNIVERSAL TRANSVERSE MERCATOR World Geodetic System 1984 Z17S grid (Zone 17 S, WGS 1984). The Parent block size was set to 5 m × 5 m × 2.5 m (East × North × Elevation), and the sub bock size was set to 1.25 m × 1.25 m × 0. 625 m (East × North × Elevation). A block model parameter summary is presented in Table 14.5.

Table 14.5: Block Model Summary of El Domo

Description	X	Y	Z
Base Point	693,900	9,853,900	1,150
Parent Block Size (m)	5	5	2.5

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Description	X	Y	Z
Min. Sub-block Size (m)	1.25	1.25	0.625
Number of Parent Blocks	275	311	224
Boundary Size	2,500	2,900	897.5

Sources: SRK

Cu, Pb, Zn grade was performed using inverse distance squared (ID2) weighting while Au, Ag grade was performed using inverse distance cube (ID3) weighting for each domain. In order to reproduce the direction of the thin, folded and faulted domains, a variable orientation tool in Leapfrog Edge was used and allowed the search to be locally adjusted to the orientation of the mineralization, which results in improved local grade estimates. Ordinary Kriging (OK)were also used in the validation process.

Hard boundaries were used to limit the use of composites between different mineralization domains.

The three progressively more relaxed search criteria used for Au, Ag, Cu, Pb, Zn grade and SG estimation are presented in Table 14.6.

Table 14.6: Specific Search Parameters of El Domo

Pass	Search Distance (Maximum, Intermed, Minimum)	Minimum Composites	Maximum Composites
1	30,30,5	6	24
2	60,60,10	4	20
3	160,160,20	1	16

Sources: SRK

El Domo considered three ore types for ore blending based on the metal ratio of copper to the sum of lead plus zinc (metal ratio = Cu/ (Pb + Zn)).

The blocks within the block model were flagged as one of the three (3) types of mineralisation, based on the metal ratio of copper to the sum of lead and zinc.

▪	Type 1: Blocks with a metal ratio less than 0.33 were assigned Zn-type mineralization.

▪	Type 2: Blocks with a metal ratio between 0.33 and 3.0 were assigned Mixed Cu-Zn mineralization.

▪	Type 3: Blocks with a metal ratio greater than 3.0 were assigned Cu-type mineralization.

14.9	Model Validation

Model validation is a common approach for determining whether grade estimation has performed as expected. An acceptable or preferred validation result does not necessarily imply that the model is correct or derived from the right estimation approach. It suggests only that the model is a reasonable representation of the resource data used and of the estimation method applied. Other issues such as the relationship between the model-selectivity assumptions and mining practices are equally important when determining the appropriateness of the Mineral Resource estimate.

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SRK used the two approaches to validate the model:

▪	Visual comparison of block grades versus the composites.

▪	Swath plots along the three axes of composite grades versus IDW and OK.

A thorough visual section-by-section comparison was completed between informing data and block estimates. An example of sample sections is shown in Figure 14.10 to Figure 14.14 for Gold, Silver, Copper, Lead and zinc. Block grade estimates compared well with the informing data, indicating that the estimation parameters used in the interpolation of grades at El Domo were appropriate for the estimation.

Figure 14.10: Section 9855075N– Au (g/t) of El Domo

W
E
CURI-378
CURI-367
880
850
820
790
760
694900
694950
695000
695050
695100
695150
Legend
Location
W: 694892, 9855075
E: 695156, 9855075
Au Grade (g/t)
≤ 0.1
≤ 0.5
≤ 1
≤ 5
≤ 0.3
≤ 0.8
≤ 3
> 5
0m
40m
srk consulting

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Figure 14.11: Section 9855100N– Ag (g/t) of El Domo

Figure 14.12: Section 9855150N– Cu (%) of El Domo

W
E
CURI-115
CURI-377
CURI-288
CURI-303
CURI-286
870
840
810
780
750
694890
694940
694990
695040
695090
695140
Legend
Cu grade (%)
≤ 0.1
≤ 0.5
≤ 1
≤ 5
≤ 0.3
≤ 0.8
≤ 3
> 5
Location
W: 694884, 9855150
E: 695148, 9855150
0m
50m
srk consulting

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Figure 14.13: Section 9855200N– Pb (%) of El Domo

W
E
905
875
845
815
785
755
CURI-288
CURI-048
CURI-044
CURI-057
CURI-286
CURI-089
CURI-355
CURI-363
CURI-333
CURI-301
694890
694940
694990
695040
695090
695140
Legend
Pb grade (%)
≤ 0.1
≤ 0.5
≤ 2
≤ 8
≤ 0.2
≤ 1
≤ 5
> 8
Location
W: 694882, 9855201
E: 695148, 9855201
0m
50m
srk consulting

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Figure 14.14: Section 9855000N– Zn (%) of El Domo

W
E
CURI-126
CURI-091
CURI-054
CURI-342
CURI-343
CURI-340
870
840
810
780
750
694930
694980
695030
695080
695130
695180
Legend
Zn grade (%)
≤ 0.3
≤ 1
≤ 5
≤ 10
≤ 0.5
≤ 2.5
≤ 7.5
> 10
Location
W: 694928, 9855000
E: 695192, 9855000
0m
50m
srk consulting

Swath plots were created in three orthogonal directions and elevation in particular slice thicknesses in each direction to validate the resultant block models. The swath plots are shown in Figure 14.15 to Figure 14.19. The block models and composites match reasonably well in all orthogonal directions.

Figure 14.15: Swath Plot of Cu of El Domo

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Figure 14.15: Swath Plot of Cu of El Domo

Sources: SRK

Figure 14.16: Swath Plot of Au of El Domo

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Figure 14.16: Swath Plot of Au of El Domo

Sources: SRK

Figure 14.17: Swath Plot of Ag of El Domo

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Figure 14.17: Swath Plot of Ag of El Domo

Sources: SRK

Figure 14.18: Swath Plot of Pb of El Domo

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Figure 14.18: Swath Plot of Pb of El Domo

Sources: SRK

Figure 14.19: Swath Plot of Zn for of El Domo

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Figure 14.19: Swath Plot of Zn for of El Domo

Sources: SRK

14.10	Mineral Resource Classification

Mineral Resource classification is typically a subjective concept, industry best practices suggest that Mineral Resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating both concepts to delineate regular areas at similar resource classification.

SRK considered the classification of the El Domo deposit based on borehole spacing, confidence in the available data, and the apparent continuity of mineralization. The Mineral Resources assigned to the Measured category have borehole spacing of approximately 25 m, located within the massive sulphide horizon, and exhibit good grade continuity that was assessed visually. The areas with borehole spacing of 50 m, located within the massive sulphides and grainstone domain, with good mineralization continuity, were classified as Indicated Mineral Resources. Additionally, parts of the hydrothermal breccia that are positioned in proximity to the massive sulphide domain, with boreholes spacing of 50 m or less, were assigned an Indicated category. All other areas of the Mineral Resources were assigned to the Inferred category (Figure 14.20).

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Figure 14.20: Resource Classification of El Domo

+693900 E
+694200 E
+694500 E
+694800 E
+695100 E
+695400 E
+695700 E
+9855300 N
+9855000 N
+9854700 N
+9854400 N
+9854100 N
Plunge +90
Azimuth 000
Looking down
0
100
200
300
Measured
Indicated
Inferred

14.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) defines a Mineral Resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction(“RPEEE”).

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. “In order to meet this requirement, El Domo was considered that are amenable for Open pit and underground mining.

NSR factors were developed for the purposes of geological interpretation and resource reporting. NSR is the estimated value per tonne of mineralised material after allowance for metallurgical recovery and consideration of smelter terms, including payables, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges.

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The input parameters used to develop the NSR factors have been derived from 2025 metallurgical test work by SVM on the El Domo deposit. These assumptions are dependent on the processing scenario and will be sensitive to changes in inputs from further metallurgical test work. The net revenue from each metal was calculated and then divided by grade to generate an NSR factor. These NSR factors represent revenue (USD) per metal unit (per % Cu, for example) and are independent of resource grade. Table 14.7 presents key assumptions and factors used to calculate NSR.

Table 14.7: Key Assumptions for the NSR Calculation of El Domo

Item	Metal Price		Mill Recovery	Average Payable	Comment
	Unit	In USD	%	%
Cu	USD/t	10,700	87.8	90.4	to Cu conc
			-	-	to Zn conc
			1.9	-	to Pb conc
Au	USD/oz	3,000	41.4	90.8	to Cu conc
			16.3	65.9	to Zn conc
			0.7	67.2	to Pb conc
Ag	USD/oz	40	32.6	85.1	to Cu conc
			32.5	63.7	to Zn conc
			2.5	0.9	to Pb conc
Pb	USD/t	2,300	48.4	-	to Cu conc
			11.9	-	to Zn conc
			21.5	69.1	to Pb conc
Zn	USD/t	3,220	10.1	-	to Cu conc
			82.2	74.6	to Zn conc
			0.3	-	to Pb conc

Sources: SRK 2026

Notes:

[1]	The price refers to the long-term prediction published by Consensus Market Forecasts in October 2025, which detailed in Section 19.
[2]	The mill recoveries are considered the test conducted in 2025, which detailed in Section 13
[3]	The average payables are considered the TCRC, deducts, penalties, and transportation for each concentrate, which detailed in Section 19.

The derived initial NSR formulae is:

NSR (USD/t) = 84.9 *[Cu] (%) +46.9*[Au] (g/t) + 0.6*[Ag] (g/t) + 3.4 *[Pb] (%) + 19.8*[Zn] (%)

The pit optimization analyses on the NSR field for Mineral Resource were used to determine the economics of extraction by open pit methods. The parameters used in the pit optimization by Whittle software are presented in Table 14.7.

Table 14.8: Whittle Parameters of El Domo

Parameter	Unit	Input
Block Size (Parent)	m	5 x 5 x 2.5
Whittle Block Size	m	5 x 5 x 5
Overall Slope Angle	Degrees (°)	45

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Parameter	Unit	Input
Mining Extraction	%	95
Mining Dilution	%	10
Open Pit Mining Cost - Waste	USD/t mined	2.2
Open Pit Mining Cost - Ore	USD/t mined	1.7
Process Cost	USD/t milled	25.0
G&A Cost	USD/t milled	9.0
TSF Dewatering Treatment Cost	USD/t milled	3.7
Underground Alternative Mining Cost	USD/t mined	62
Resource Classification	Measured, Indicated & inferred	All

Sources: SRK

Notes:

[1]	The parameters refer to the processing recovery, payable and the metal prices were applied to NSR factors.
[1]	Open pit mining cut-off value is the sum of Process, G&A and TSF Water Treatment.
[2]	UG Mining cut-off value is the sum of the post mining costs and the UG mining cost.

Whittle calculates a final break-even pit shell based on all operating costs (mining, processing, and general and administration (G&A)) required to mine a given block of material. Since all blocks within the break-even pit shell must be mined, any block that has sufficient revenue to cover the costs of processing and G&A is sent to the processing plant.

The open pit Mineral Resources were reported from within the pit shell (Figure 14.21) using an NSR cut-off value of US$38/t, and underground mining Mineral Resources was reported at an NSR cutoff value of US$100/t.

Within the current mining license area, as of December 31, 2025, the Mineral Resources of El Domo Project are shown in Table 14.9.

Table 14.9: Mineral Resource Statement for El Domo Project, as of December 31, 2025

Resource Category	Tonnes	Grade					Contained Metal
		Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
	(Mt)	(%)	(%)	(%)	(g/t)	(g/t)	(kt)	(kt)	(kt)	(koz)	(koz)
Open Pit Resources
Measured	3.6	2.67	0.25	2.59	3.09	46.77	97.3	9.0	94.2	362	5,473
Indicated	7.5	1.42	0.21	2.36	1.66	39.67	105.5	15.8	176.2	397	9,504
M+I	11.1	1.83	0.22	2.44	2.13	42.00	202.8	24.8	270.4	759	14,978
Inferred	3.5	0.48	0.12	1.00	0.72	22.10	16.7	4.3	34.7	80	2,472
Underground Resources
Indicated	0.3	2.73	0.12	1.72	1.58	31.14	8.8	0.4	5.5	16	321
Inferred	0.4	0.25	0.20	0.67	1.53	89.06	0.9	0.7	2.5	18	1,051
Total Mineral Resources
Measured	3.6	2.67	0.25	2.59	3.09	46.76	97.4	9.0	94.2	362	5,474
Indicated	7.8	1.47	0.21	2.34	1.66	39.32	114.2	16.1	181.7	414	9,825

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Resource Category	Tonnes	Grade					Contained Metal
		Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
	(Mt)	(%)	(%)	(%)	(g/t)	(g/t)	(kt)	(kt)	(kt)	(koz)	(koz)
M+I	11.4	1.85	0.22	2.42	2.11	41.69	211.6	25.2	275.9	775	15,299
Inferred	3.8	0.46	0.13	0.97	0.80	28.49	17.6	5.0	37.1	98	3,524

Notes:

[1]	CIM (2014) definitions were followed for Mineral Resources.

[2]	Mineral Resources are reported above an NSR cut-off value of US$38/t for potential open pit Mineral Resources and the underground portion are reported using an NSR cut-off value of US$100/t NSR.

[3]	The NSR value is based on estimated processing recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges: 84.9 *[Cu] (%) +46.9*[Au] (g/t) + 0.6*[Ag] (g/t) + 3.4 *[Pb] (%) + 19.8*[Zn] (%)

[4]	Mineral Resources are estimated using the metal price assumptions: USD 10,700/t Cu, USD 3,000/ oz Au, USD40/oz Ag, USD 2,300/t Pb, and USD3,220/t Zn.

[5]	Mineral Resources are inclusive of Mineral Reserves.

[6]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[7]	Numbers may not add due to rounding.

Figure 14.21: Display of El Domo Resource Domain with Pitshell

Sources: SRK

14.12	Sensitivity Analysis

Mineral Resources are sensitive to the selection of NSR cut-offs. To illustrate this sensitivity, ore quantities and grade estimates at different NSR cut-offs are presented in Table 14.10. The reader is cautioned that the figures presented in this table should not be mistaken for a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of NSR cut-offs. Figure 14-22 represent this sensitivity as grade-tonnage curves.

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Table 14.10: Global Block Model Quantities and Grade Estimates, El Domo Project at Various NSR cut-offs.

Cut-off NSR ($/t)	Quantity (Mt)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
0 $	21.6	1.08	0.15	1.59	1.30	27.4
10 $	20.4	1.14	0.16	1.68	1.37	29.0
20 $	20.0	1.17	0.16	1.71	1.40	29.5
25 $	19.6	1.19	0.17	1.74	1.43	30.1
30 $	18.9	1.23	0.17	1.79	1.48	31.0
34 $	18.1	1.28	0.18	1.84	1.53	32.1
36 $	17.6	1.31	0.18	1.87	1.57	32.7
38 $	17.2	1.34	0.18	1.91	1.60	33.3
40 $	16.7	1.38	0.18	1.95	1.64	34.1
42 $	16.1	1.43	0.19	1.99	1.69	35.0
45 $	15.3	1.49	0.19	2.05	1.76	36.3
50 $	14.2	1.60	0.20	2.16	1.87	38.4
55 $	13.3	1.70	0.21	2.25	1.97	40.2
60 $	12.6	1.78	0.22	2.33	2.05	41.7
70 $	11.7	1.91	0.23	2.47	2.18	43.9
80 $	11.0	2.01	0.24	2.57	2.27	45.5
90 $	10.5	2.09	0.25	2.66	2.35	46.8
100 $	10.1	2.16	0.25	2.74	2.41	47.9
110 $	9.7	2.23	0.26	2.81	2.47	49.0
120 $	9.4	2.30	0.26	2.88	2.52	50.0
130 $	9.1	2.36	0.27	2.95	2.58	51.0
140 $	8.8	2.42	0.28	3.02	2.63	51.9
150 $	8.5	2.47	0.28	3.08	2.68	52.8

Notes: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Figure 14-22: Grade-Tonnage Curve, at Various NSR cut-offs

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Figure 14-22: Grade-Tonnage Curve, at Various NSR cut-offs

Sources: SRK

14.13	Previous Mineral Resource Estimate

SLR was requested by Adventus to complete a NI43-101 compliant Mineral Resource estimation for the El Domo project as of October 26, 2021.

The last Mineral Resource was reported above a $29/t NSR cut-off to reflect open pit mining, and Mineral Resources located outside the pit shell which assumed to be reported based on a potential underground mining scenario at an NSR cut-off value of US$105/t under the CIM Definition Standards. The results of the estimation are shown in the Table 14.11.

Table 14.11: Mineral Resources as of October 26, 2021

Resource Category	Tonnes	Grade					Contained Metal
	(Mt)	Cu (%)	Pb (%)	Zn (%)	Au	Ag	Cu (kt)	Pb (kt)	Zn	Au	Ag
					(g/t)	(g/t)			(kt)	(koz)	(koz)
Open Pit Resources
Measured	3.2	2.61	0.2	2.5	3.03	45	84.9	7.7	81.1	316	4,704
Indicated	3.8	1.38	0.3	2.77	2.29	52	52.6	11.3	105.2	280	6,370
M+I	7.1	1.95	0.3	2.64	2.63	49	137.5	19	186.3	596	11,074
Inferred	0.3	0.34	0.2	1.01	1.34	39	1.2	0.7	3.5	15	430
Underground Resources
Indicated	1.9	2.72	0.14	2.38	1.37	31	51.9	2.6	45.4	84	1,895
Inferred	0.8	2.31	0.11	2.68	1.74	29	17.3	0.8	20.1	42	688

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Resource Category	Tonnes	Grade					Contained Metal
	(Mt)	Cu (%)	Pb (%)	Zn (%)	Au	Ag	Cu (kt)	Pb (kt)	Zn	Au	Ag
					(g/t)	(g/t)			(kt)	(koz)	(koz)
Total Mineral Resources
Measured	3.2	2.61	0.2	2.5	3.03	45	84.9	7.7	81.1	316	4,704
Indicated	5.7	1.83	0.24	2.64	1.98	45	104.5	13.9	150.6	364	8,265
M+I	9	2.11	0.24	2.59	2.36	45	189.4	21.6	231.7	680	12,969
Inferred	1.1	1.72	0.14	2.18	1.62	32	18.5	1.5	23.6	57	1,118

Sources: NI 43-101 Technical Report Feasibility Study Curipamba El Domo Project Central Ecuador,2021

Notes:

[1]	CIM (2014) definitions were followed for Mineral Resources.
[2]	Mineral Resources are reported above an NSR cut-off value of US$29/t for potential open pit Mineral Resources and the underground portion of the 2021 Mineral Resources are reported with mining shapes which were generated using an NSR cut-off value of US$105/t NSR.
[3]	The NSR value is based on estimated metallurgical recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges.
[4]	Mineral Resources are estimated using the metal price assumptions: US$4.00/lb Cu, US$1.05/lb Pb, US$1.30/lb Zn, US$1,800/oz Au, and US$24/oz Ag.
[5]	Metallurgical recovery assumptions were based on three mineral types defined by the metal ratio Cu/(Pb+Zn):
[6]	Zinc Mineral (Cu/(Pb+Zn) <0.33): 86% Cu, 90% Pb, 97% Zn, 68% Au, and 78% Ag;
[7]	Mixed Cu/Zn Mineral (0.33≤ Cu/(Pb+Zn) ≤3.0): 86% Cu, 82% Pb, 95% Zn, 55% Au, and 67% Ag;
[8]	Copper Mineral (Cu/(Pb+Zn) >3.0): 80% Cu, 37% Pb, 36% Zn, 14% Au, and 29% Ag;
[9]	NSR factors were also based on the metal ratio Cu/(Pb+Zn):
[10]	Zinc Mineral (Cu/(Pb+Zn) <0.33): 53.41 US$/% Cu, 7.99 US$/% Pb, 13.47 US$/% Zn, 30.91 US$/g Au, and 0.39 US$/g Ag,
[11]	Mixed Cu/Zn Mineral (0.33≤ Cu/(Pb+Zn) ≤3.0): 58.99 US$/% Cu, 7.05 US$/% Pb ,13.41 US$/% Zn, 25.12 US$/g Au, and 0.34 US$/g Ag;
[12]	Copper Mineral (Cu/(Pb+Zn) >3.0): 57.83 US$/% Cu, 6.84 US$/g Au, and 0.19 US$/g Ag.
[13]	Bulk density interpolated on a block per block basis using assayed value, the correlation between measured density values and iron content, and base metal grade.
[14]	Mineral Resources are inclusive of Mineral Reserves.
[15]	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[16]	The underground portion of the Mineral Resources are reported within underground reporting shapes and include low grade blocks falling within the shapes.
[17]	Numbers may not add due to rounding.

The major changes to the Mineral Resource between 2021 and 2025 include:

▪	The addition samples from the drillholes between 2022 and 2024,

▪	The estimation domains were updated based on the new samples data and the new NSR value,

▪	A change in the NSR value based on the new metallurgical test result, assumed metal prices, and smelter terms in 2025.

▪	A change in the reporting cut-off due to changes in the RPEEE assumptions.

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15	Mineral Reserve Estimates

15.1	Introduction

The CIM Definition Standards provide for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves and between Measured Mineral Resources and Proven Mineral Reserves. As shown in Figure 15.1 below.

Figure 15.1: Relationship Between Mineral Reserves and Mineral Resources

Sources: CIM Definition Standard 2014

The following statement has been extracted from the CIM Standards for reference:

“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, market, legal, environment, socio-economic and government factors. Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“A Mineral Reserve is the economically mineable part of a measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.”

“The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.”

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15.2	Summary of Technical Study and Operation

SRK has reviewed the relevant technical studies, and the current mine plan to confirm that, as of the effective date of this report, extraction of the Mineral Resources is considered technically achievable and economically viable under the stated assumptions. The technical studies reviewed are:

▪	The Feasibility Study on El Domo Projects; by DRA Global Limited in December 2021 (“DRA 2021”).

▪	The El Domo mine plan updates by the owner in March 2026, as well as the handover memo.

▪	the preliminary design of the processing plant was completed in February 2026 by Yantai Oriental Metallurgical Engineering Co., Ltd.

▪	The Detailed Engineering Study (“DES”) for the El Domo Tailings Storage Facility / Waste Rock Facility 2 (TSF/WRF2) was conducted by Klohn Crippen Berger Ltd. (“KCB”) in January 2023.

15.3	Net Smelter Revenue (“NSR”) and Cut-off Value (“COV”)

The El Domo Mineral Resources contain gold, silver, copper, lead and zinc. The block model is evaluated on a net smelter return (NSR) basis, with an NSR value calculated for each block from the block grades and metal-specific NSR factors. These NSR factors are derived from the assumed metal prices and metallurgical recoveries for each metal and material type.

NSR was estimated on a per-tonne of ore basis using the following formula:

Where:

▪	Grade: In-situ grade of metals (Cu, Au, Ag, Pb and Zn)

▪	Recovery: Metallurgical recovery of metal to concentrate, the details refer to Section 17.

▪	Metal Price: Assumed long-term market price for metal, the prices applied to the NSR estimates refer to Table 15.2.

▪	Payable: the payable factor or deduct that applied to the metal in concentrate refer to Table 19.2. The concentrate quality or grade refer to the metallurgical test results on the products.

▪	Refining Charge: Refining cost per unit of payable metal

▪	TC: Treatment charge for copper concentrate (USD/dmt)

▪	Transport: Transportation cost of concentrate to smelter (USD/wmt), 10% moisture assumed

▪	Penalties: Penalties for impurity elements in concentrate (USD/dmt), The concentrate quality refer to the metallurgical test results on the products

▪	Concentrate Ratio: Tonnes of ore required to produce 1 tonne of concentrate

Based on the above NSR calculation formula, as well as mineral processing test results, plant design parameters and product quality, the NSR Factors per metal under the applicable metal prices is summarized in the Table 15.1 below.

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Table 15.1: NSR Factor per Metal Estimated

Metal	Unite	Resources Pricing	Reserves Pricing
Cu	USD / % Cu	84.9	72.7
Au	USD / g Au	46.9	40.2
Ag	USD / g Ag	0.6	0.5
Pb	USD / % Pb	3.4	2.8
Zn	USD / % Zn	19.8	16.8

Sources: SRK 2026

Table 15.2 below summarized the long-term prices quoted in October 2025 were adopted for Mineral Resources and Mineral Reserves estimation purposes, when the works were conducting. A premium of 15% was added to the LTP to reflect the reasonable prospects of eventual economic extraction for the Mineral Resources.

Table 15.2: Long-Term Commodities Prices Applied to Estimates

Commodity	Units	SPOT	Analysts	LTP-High	LTP-Low	Mineral	Mineral
						Reserves	Resources
Gold	USD/oz	4,294	11	5,008	1,740	2,600	3,000
Silver	USD/oz	51.80	9	55	23	31	40
Lead	USD/t	1,990	9	2,250	1,650	2,000	2,300
	USc/lb	90	9	102	75	91	105
Zinc	USD/t	2,972	9	2,844	2,217	2,800	3,220
	USc/lb	135	9	129	101	127	147
Copper	USD/t	10,688	9	10,500	6,420	9,250	10,700
	USc/lb	485	9	476	291	420	490

Sources: CMF, released on October 20, 2025

The COV used to define “ore” is calculated using the formula shown below. The parameters used to estimate the COV are listed in Table 15.3. The selected COV is rounded up to the nearest 0.1. In SRK’s opinion, material with an NSR above this COV can be considered economically extractable under the stated conditions.

COV = Processing Cost + Water Treatment Cost + General and Administrative Cost + Royalty

Table 15.3: COV Calculation Parameters

Item	Parameters	Unit	El Domo Project
Cp	Processing Cost	USD/t Feed	25.0
Wtc	Water treatment Cost	USD/t Feed	3.7
Cg	G&A Cost	USD/t Feed	9.0
Rc	Royalty	USD/t Feed	17.4
A	COV	USD/t Feed	55.0

Sources: El Domo mine, CMF and SRK

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15.4	Modifying Factor

15.4.1	Pit Optimization Scope

Resource Block Model

The pit design and reserve estimation were based on the MRM developed by the SRK, with an effective date of December 31, 2025. The model was provided in Surpac software format (.MDL).

The key parameters of the block model are presented in Table 15.4 below.

Table 15.4: Resource Block Model Parameters for El Domo

	Easting	Northing	Elevent
Model Origin	693,900	9,853,900	253
User Cell Size	5	5	3
Minimum Cell Size	1.25	1.25	0.62
Number of Cells	500	580	359
Model extents	2,500	2,900	897.5
Total Extents Cell Count	104,110,000

Sources: SRK

Open Pit Optimization Inputs Parameters

The open pit optimization was carried out by the headquarter engineer of SVM. The conversion of a Mineral Resource to a mineable open-pit Ore Reserve starts with pit optimisation. Physical, technical and economic parameters are applied to the mineralised volume to define an optimal pit shell. If the economic evaluation of this shell is positive, it becomes the basis for detailed pit design.

For El Domo, pit shells are generated using a standard Lerchs–Grossmann optimisation approach implemented in HxGN MinePlan (MinePlan Project Evaluator module). The software evaluates the revenue and cost associated with each block, subject to the geotechnical slope constraints, to determine optimum shells. An optimisation cost model was developed from the 2026 budget and includes mining, processing, general and administrative (G&A), royalties and geotechnical inputs.

Selection of the final pit limits is based on both quantitative and qualitative criteria, including contained metal, minimum mining width, strip ratio, discounted cash flow and proximity to infrastructure and villages. Using the selected optimal shell and a series of concentric (nested) shells at different revenue factors (RFs), engineered final and intermediate pit designs are developed for each deposit. These designs incorporate all operational and geotechnical requirements such as berms, geotechnical catch benches, haul roads and other key mine design features.

In the optimisation, the base metal price is multiplied by a range of revenue factors above and below 1.0. For each RF, the algorithm generates a three-dimensional pit shell that maximises intrinsic value for the adjusted price set. Lower RFs produce smaller shells, and higher RFs produce larger shells, resulting in a nested series of pit shells from which the practical final pit is selected.

The parameters used by MinePlan Project Evaluator module to evaluate block values for the optimization are summarized in Table 15.5.

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Table 15.5: Open Pit Optimization Parameters for El Domo

Item	Unit	El Domo Project
Overall Slope angle
Slope angle	Degree	Detaisl in section 16.3
Mining
Mining Cost	USD/t	1.7
Stripping Cost	USD/t	2.2
Mining Dilution	%	5.0%
Mining Recovery	%	95.0%
Processing
Processing Cost	USD/t Feed	25
General and Administration
Water Treatment	USD/t Feed	3.7
G&A	USD/t Feed	9
Revenue
Gold Price	USD/oz Metal	2,600
Sliver Price	USD/oz Metal	31
Copper Price	USD/t Metal	9,250
Lead Price	USD/t Metal	2,000
Zinc Price	USD/t Metal	2,800
Royalty	USD/t Feed	17.4

Sources: El Domo mine, CMF and SRK

Pit Optimization Results

A series of nested pit shells were generated in HxGN MinePlan by applying a range of revenue factors (RF) to the metal prices. A nominal gold price of US$2,600/oz, silver price of US$31/oz, copper price of US$9,250/t, lead price of US$2,000/t and zinc price of US$2,800/t were used, and cash-flow analyses were carried out at an 8% discount rate. At this evaluation stage, relative economic values were used to select the optimal shell, as the absolute values are not operationally significant.

Three pit optimisation scenarios were analysed in HxGN MinePlan:

▪	Best Case: Pit shells are mined sequentially, one after the other.

▪	Worst Case: The final pit is mined bench by bench.

The final pit design limits for each deposit were selected from the optimisation results as follows:

▪	RF = 0.60 was adopted as the final pit shell (see Figure 15.2).

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Figure 15.2: Open Pit by Open Pit Graph with Preliminary Cash Flow

Sources: El Domo mine

Notes:

[1]	A reduction factor (RF) of 0.6 has been adopted for the El Domo open pit in order to ensure that the total tonnage mined and processed is compatible with the storage capacity of the planned tailings storage facility.

15.4.2	Pit Design Scope

The detailed open pit mine design was first completed in the 2021 FS and subsequently updated in 2025 by El Domo, using the selected 3D Lerchs–Grossmann pit shell as the design basis. All design inputs were revised to reflect the 2025 assumptions, including a base metal price as adopted by El Domo.

The final pit design incorporates practical mining geometry, with access and haul ramps to all benches, slopes that meet geotechnical criteria, appropriate benching and smoothing of pit walls, and catch berms for rockfall control. Further details are provided in Section 16.4.

15.5	Mineral Reserve Estimates

The Mineral Reserve estimate, derived from the Mineral Resource model through the application of appropriate Modifying Factors to tonnes, is summarized in Table 15.6. The stepwise impact of these Modifying Factors is illustrated in the waterfall charts in Figure 15.3.

Table 15.6: Summary of Mineral Reserve Conversion Process

Description	Material Tonne (kt)
MI+INF Mineral Resource	15,260
MI Mineral Resource	-3,846
MI Mineral Resource for Open Pit	-321

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Description	Material Tonne (kt)
Pit Optimization	-1,591
Designed Loss	-2,355
Mining Dilution	357
Mining Loss	-375
Ore Reserve as of December 31, 2025	7,129

Sources: El Domo mine and SRK

Note:

[1]	The designed loss has been set taking into account the storage capacity constraints of the proposed tailings storage facility for the El Domo Project.

Figure 15.3: Waterfall Chart of Mineral Reserve Conversion - Thousand Tonne

Sources: El Domo mine and SRK

15.6	Mineral Reserve Statements

As of December 31, 2025, SRK has reviewed the estimation of Mineral Reserves for the El Domo Mine in accordance with the CIM Definition Standards (2014) and NI 43-101 by applying appropriate Modifying Factors to the Measured and Indicated Mineral Resources. The Mineral Reserve estimates are supported by technical studies and operating data that SRK considers to be consistent with Pre-Feasibility Study level.

Within the designed open pit, the economically mineable portions of the Measured Mineral Resources, inclusive of planned dilution and mining losses, have been classified as Proven Mineral Reserves. The economically mineable portions of the Indicated Mineral Resources, inclusive of planned dilution and mining losses, have been classified as Probable Mineral Reserves. Mineral Reserve tonnages and grades are reported at the point of delivery to the primary crusher or to the temporary stockpiles feeding the crusher.

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On this basis, the open pit Mineral Reserves for the Project are estimated as follows:

▪	Proven Mineral Reserves: 2,667 kt at average grades of 3.33 g/t Au, 48.42 g/t Ag, 2.60 % Cu, 0.26 % Pb and 2.63 % Zn, corresponding to an average NSR of 392.43 USD/t.

▪	Probable Mineral Reserves: 4,462 kt at average grades of 2.08 g/t Au, 47.45 g/t Ag, 1.53 % Cu, 0.26 % Pb and 2.63 % Zn, corresponding to an average NSR of 263.46 USD/t.

The total open pit Proven and Probable Mineral Reserves for the El Domo Mine are therefore estimated at 7,129 kt at average grades of approximately 2.55 g/t Au, 47.82 g/t Ag, 1.93% Cu, 0.26 % Pb and 2.63% Zn, corresponding to an average NSR of about 311.71 USD/t.

Table 15.7: Mineral Reserve Statement For El Domo Mine, as of December 31, 2025

Category	Reserve (kt)	NSR (USD/t)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Contained Au (koz)	Contained Ag (koz)	Contained Cu (kt)	Contained Pb (kt)	Contained Zn (kt)
Proven	2,667	392	3.3	48.4	2.60	0.26	2.63	285	4,153	69.34	6.99	70.18
Probable	4,462	263	2.1	47.5	1.53	0.26	2.63	299	6,807	68.38	11.44	117.47
Sub Total	7,129	312	2.5	47.8	1.93	0.26	2.63	584	10,960	137.72	18.44	187.65

Sources: El Domo mine, SRK summarized

Notes:

[1]	Any differences between totals and sum of components are due to rounding.

[2]	55 USD/t ROM COV was applied.

[3]	The COV estimates are based on the forecast prices 2,600USD/oz gold, 31 USD/oz silver, 9250 USD/t copper， 2,000 USD/t lead, and 2,800 USD/t zinc.

[4]	The Mineral Reserves are reported on a metric dry tonne basis.

[5]	Mineral Resources are inclusive of Mineral Reserves.

[6]	The Mineral Resources are effective as of December 31, 2025.

[7]	The information in this Report which relates to Mineral Reserve is based on information compiled by Mr. Erwei Lu and Ms. Shan Chuang; supervised directly by Mr. Falong Hu, FAusIMM (CP) and peer reviewed by Mr. Alex Thin, who are full time mining engineers of SRK Consulting China Ltd. Mr. Hu has sufficient experience which is relevant to the style of mineralization and the type of deposits under consideration. Mr. Hu is a Qualified Persons as defined in the CIM Definition Standards.

15.7	Discussion on Potentially Impacts to Mineral Reserve Estimates

As with most mining projects, the Mineral Reserve estimate is subject to risks and uncertainties related to mining, metallurgical performance, infrastructure, permitting, markets and other modifying factors, any of which could, in practice, result in outcomes ranging from an increase in recoverable reserves to a partial or complete loss of the stated Mineral Reserves.

However, the Qualified/Competent Person responsible for this section is not aware of any specific mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, or other relevant issues that are expected to materially affect the reported Mineral Reserve estimate.

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16	Mining Methods

16.1	Introduction

The El Domo Project (formally the El Domo–Curipamba Copper-Gold Project) is a high-grade copper–gold development located in Bolívar Province, central Ecuador. The project is currently in peak construction, with first production targeted for the second half of 2027 and a planned 13-year mine life, including 1.5-year construction beginning from 2026.

Progress towards construction has been influenced by permitting and community-related legal challenges. In 2024 the project received a water use permit and, in August 2024, a formal government resolution approving the transition from exploration to development. In December 2025, SVM entered into a contract with China Railway 19th Bureau Group Corporation (“CRCC19”) covering open pit mine construction and the first five years of mining operations, marking the formal commencement of full-scale construction activities.

16.2	Operation and Product Rate

The Project has been designed as a conventional truck-and-shovel open pit operation using haul trucks, hydraulic excavators and wheel loaders. Ore will be hauled from the pit either directly to the plant ROM pad or to a ROM stockpile for subsequent reclaim to the mill. The ROM will be loaded predominantly by wheel loaders, with waste rock loaded mainly by hydraulic excavators.

At the ROM stockpile, ore will be stockpiled and managed by ore type (High Zn, mixed Zn/Cu and High Cu) to facilitate mill feed blending. The process plant is designed for a nominal throughput of 666 kt/a, with High Cu ore limited to a maximum of 15% of the mill feed while sufficient Zn-bearing ore is available to sustain this blending constraint.

Waste will be hauled to one of four destinations: a topsoil stockpile, a saprolite waste dump (SWD), a waste rock facility1 (WRF1) and a waste rock facility2 (WRF2). Overburden will be placed in the topsoil stockpile, saprolite in the SWD. The non-acid-generating rock (NAG) waste rock will be used for TSF embankment construction and then placed in WRF2, whereas potentially acid-generating rock (PAG) will be stored in WRF1. The pit and all material destinations are shown in Figure 18.1.

As part of the DRA (2021) Feasibility Study, a trade-off analysis was undertaken to compare owner-operated and contractor-operated mining fleets. The analysis concluded that a contract-mining approach is preferred, and this strategy was adopted by DRA and Adventus. El Domo Mine has accordingly elected to employ a mining contractor for open-pit operations.

Mining and stripping contract have been awarded to CRCC19. The quotations from CRCC19 form the basis for the mining cost estimates used in the updates of the mine plan and have been used to inform pit design parameters, equipment selection and the mine production schedule.

The mine is scheduled as a year-round continuous operation (20 hours per day, 7 days per week) on two 10-hour shifts. The mine plan includes an allowance of 15 days per year for weather-related delays.

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16.3	Geotechnical and Hydrogeology Considerations

The open pit slope design parameters have been developed from dedicated geotechnical site investigations (by DRA, Adventus and Curimining), regional and local geological information, drilling data and standard geotechnical design methodologies.

Between 2007 and 2021, Curimining completed five HQ triple-tube geotechnical drillholes (total 1,211.7 m) targeted on the walls of the planned ultimate pit, with emphasis on the East wall, which will form the highest slope. In addition, geotechnical logging was carried out on most of the 394 exploration holes: RMR data were collected from 343 holes (~68,000 m) and RQD data from 350 holes (~66,000 m). Core photographs from selected resource holes were reviewed to supplement areas with limited geotechnical logging.

DRA defined 10 geotechnical units from the 14 primary lithologies logged by Curimining. Rock types with similar mechanical and alteration characteristics were grouped (e.g. dacite and dacite breccia, various grainstones), while others (e.g. VMS mineralization and sediments) were treated as surficial materials rather than distinct geotechnical units. Major geological structures (faults and foliation) were explicitly incorporated in the slope stability analyses.

A comprehensive field and laboratory testing programme was undertaken. Curimining completed over 17,000 point-load tests, and DRA designed a multi-component laboratory programme. Due to time constraints, UCS testing was prioritised to calibrate the point-load results. A total of 102 UCS tests were completed on samples from the 10 geotechnical units at the Construladesa Suelos y Hormigones S.A. laboratory in Guayaquil. Hydrogeological conditions were characterised by KCB (Section 16.5).

DRA used site observations, statistical analysis of the geotechnical database and hydrogeological information to define geotechnical domains and select representative rock-mass properties. Domains are primarily lithology-based, with structural controls and pit-wall orientations taken into account, and were modelled in HxGN MinePlan. Slope stability analyses were conducted using Rocscience Slide2 limit-equilibrium software and DRA proprietary tools, for bench-scale, inter-ramp and overall slope configurations, and for groundwater conditions ranging from dry to fully saturated. Four key cross-sections were analysed, focusing on the critical East wall and the North, South and West walls.

Inter-ramp slope angles recommended for the El Domo pit range from 40° to 55°, depending on wall orientation, overall wall height and geotechnical domain. Inter-ramp heights are limited to 70 m; above this, a geotechnical berm (or ramp) with a minimum width of 12–14 m is required, providing access for monitoring, drainholes and other water-management infrastructure and allowing local slope risk to be managed within the mine plan. All final pit slopes are to be excavated using controlled blasting. Full depressurisation of the slopes—achievable with drainholes—is required to meet the design criteria.

The resulting FS-level slope design parameters for the El Domo pit are summarised in Table 16.4 and illustrated in Figure 16.3.

Table 16.1: Pit Slope Design For El Domo Mine

Geotechnical Domain	Lithology	Wall Facing Direction (°)	Bench Face Angle BFA (°)	Max Bench Height (m)	Planned Berm Width (m)	Design Inter-Ramp Angle IRA (°)	Stack Height (m)	Geotechnical Berm Width (m)	Overall Slope Angle (°)
East Wall	Andesite	50–140	80	10	5.5	54	70	14	50.7

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Geotechnical Domain	Lithology	Wall Facing Direction (°)	Bench Face Angle BFA (°)	Max Bench Height (m)	Planned Berm Width (m)	Design Inter-Ramp Angle IRA (°)	Stack Height (m)	Geotechnical Berm Width (m)	Overall Slope Angle (°)
East Wall	Tuff	090–130	80	10	6	52.2	70	14	49.2
All other Walls	Andesite	260–280	70	10	5.5	47.6	70	12	45.5
All other Walls	All other lithologies	180–320	70	10	6	46.1	70	12	44.2
Pit’s Edge	Overburden and Saprolite		75	5	12	40~50		20 m offset from edge

Sources: DRA 2021

Notes:

[1]	The stated slope angles apply to fully drained slope conditions.

[2]	Pit wall azimuths are referenced such that North = 0°, West = 90°, South = 180° and East = 270°.

[3]	The East wall, as the highest wall, was used to evaluate the maximum wall height and to define the stack height adopted in the designs.

[4]	The design inter-ramp angle (IRA) is defined as the toe-to-toe angle between berms.

[5]	Final pit walls are to be pre-split and blasted carefully to maximise the effective berm width, limit crest break-back and minimise blast-induced damage to the final slopes.

[6]	The 20 m offset applied to overburden and saprolite slopes is intended to provide equipment access for removal of any sloughed material.

Figure 16.1: Typical Open-Pit Wall Design

Sources: DRA 2021

16.4	Mine Design

The mine design is based on the engineering completed by DRA in the 2021 Feasibility Study (DRA, 2021) and subsequent work by the El Domo long-term planning team. The Project is planned as a conventional open-pit, truck-and-shovel operation, employing haul trucks, hydraulic excavators and wheel loaders in conjunction with drill-and-blast. A 10 m blast bench height has been adopted as the primary mining unit for the El Domo pit.

Mineral Reserves have been estimated within the optimised economic pit limits described in Section 15, using the pit design parameters set out in Table 16.2. Total material movement from the open pit is estimated at 81,887 kt, to be mined over a 13-year life of mine, comprising approximately 1.5 years of construction and pre-production and 11.5 years of production.

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16.4.1	Haul Road Design

Ramps and haul roads have been designed with an overall width of 15 m to accommodate two-way traffic using 9×3.5 haul trucks. This is consistent with industry guidance that the running surface width should be approximately three times the width of the largest vehicle, with additional allowances for ditches and safety berms. The lowest one to three benches of the pit, which are low-traffic areas, are designed for single-lane access with a 9 m overall road width. A maximum ramp gradient of 9% has been adopted for the Feasibility Study.

A typical haul road cross-section is shown in Figure 16.2.

Figure 16.2: Haul Road Design for El Domo Mine

Sources: El Domo mine

16.4.2	Pit Design Inputs Parameters

El Domo Mine has updated the detailed pit design using the DRA (2021) Feasibility Study as the initial basis, with specific design parameters (such as bench height, bench face angle, safety berm width, ramp width and ramp gradient) adjusted following detailed discussions with the selected mining contractor regarding the planned mining fleet and operating practices. The current design parameters adopted for this study are summarized in Table 16.2.

In the final pit layout, double-lane ramps are used in the main production areas to accommodate the proposed truck fleet, while single-lane ramps are applied in the lower benches where the pit floor narrows and planned mining rates are significantly reduced. This approach maintains safe access to equipment while improving the overall economic efficiency of the final benches.

Table 16.2: Summary of Open Pit Design Parameter for El Domo Mine

Item	Unit	Value	Description
Bench height	m	10	Standard bench height; reduced to 5 m near surface and at the pit bottom where required.

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Item	Unit	Value	Description
Bench face slope	°	65–70	70° on the east wall; 65° on other walls; reduced to 45–50° near surface where appropriate.
Safety berm width	m	3	Standard catch berm between benches.
Cleaning berm width	m	8	Cleaning berm established every two safety berms.
Ramp width	m	15 / 9	15 m for dual-lane haul ramps; 9 m for single-lane ramps.
Ramp slope	%	9	Maximum operating gradient for main haul ramps.
Gentle slope section length	m	40	Length of horizontal (transition) section on ramps.
Gentle slope section slope	%	0	Gradient of the horizontal (transition) section.
Minimum turning diameter	m	25	Minimum turning diameter for haul trucks on ramps and switchbacks.

Sources: El Domo mine, and DRA 2021, SRK Summarized

16.4.3	Pit Design Results

The final pit design incorporates requirements for TSF storage and construction material for the TSF embankment, including local adjustments to pit crest position and bench development in the andesite zones; these changes do not materially affect the underlying Mineral Reserves. The final pit has a crest elevation of approximately 1,112 mRL and a toe elevation of approximately 790 mRL, with an overall length of about 990 m and a width of about 600 m. The updated final pit geometry is presented in Figure 16.3.

Figure 16.3: Final Open Pit Design for El Domo

Sources: El Domo mine

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16.5	Mine Service

16.5.1	Pit Inflow

Initial groundwater inflow (KCB) and rainfall modelling (SLR) were completed as part of the Feasibility Study. Groundwater inflows to the open pit are expected to occur mainly within the Weathered Bedrock hydro stratigraphic unit, with additional contributions via preferential flow along fault zones.

Pit inflows are forecast to increase gradually from Year 2 to Year 4, and then range between approximately 600 L/h through to the end of mining in Year 12.

The hydraulic properties of the fault zones intersecting the El Domo pit will largely control groundwater movement. Further characterization of these structures is considered an opportunity to refine inflow predictions and optimize the dewatering strategy.

Predicted annual rainfall has been integrated with the staged pit development to define the evolution of contact water inflows and corresponding treatment requirements over the life of mine.

16.5.2	Dewatering

In-pit dewatering will be carried out by the mining contractor. A common low point will be developed at the base of Phase 1, where water from all areas of the pit will be directed or pumped to form a central sump for temporary storage and flood buffering.

Water collected in the Phase 1 sump will be pumped to a mine sediment water pond located west of the open pit, then will be discharged to open pit water treatment plant (EWTP2) for treating, monitoring and controlled release.

The associated water management and treatment infrastructure are described in more detail in Section 18 of this report.

16.5.3	Equipment List

Mining will be undertaken by a contractor using a contractor-owned equipment fleet. The mine is scheduled to operate on two 10-hour shifts per day, 350 days per year, with this schedule including allowance for weather-related delays.

The size and composition of the mining fleet have been determined by the contractor. Based on SRK’s review of the proposed fleet and productivity assumptions, the fleet is considered adequate to meet the planned mining schedule. The risk of not achieving the targeted production rate is assessed as low, as the contract-mining arrangement provides flexibility to increase or re-allocate equipment if required.

The peak numbers of the principal equipment units are summarized in Table 16.3.

Table 16.3: Peak Quantity of Equipment at El Domo Mine

Item	Equipment Type	Specification	Quantity	Planned Mobilisation Date	Planned Demobilisation Date	Planned Utilisation (months)	Primary Use / Fleet	New Units	Leased Units
1	Dump truck	60 t	17	2026-07	2032-07	72	Earth and rock haulage	17	0
2	Integrated drill rig	140 mm hole diameter	2	2026-04	2032-07	75	Production drilling	2	0

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Item	Equipment Type	Specification	Quantity	Planned Mobilisation Date	Planned Demobilisation Date	Planned Utilisation (months)	Primary Use / Fleet	New Units	Leased Units
3	Excavator	4 m³ bucket	2	2026-05	2032-07	74	Excavation and loading	2	0
4	Excavator	2 m³ bucket	3	2026-05	2032-07	74	Excavation and loading	3	0
5	Excavator	1 m³ bucket	2	2026-03	2032-07	76	Surface clearing wall and road repair	2	0
6	Wheeled excavator	0.65 m³ bucket	2	2026-02	2032-07	77	Drain and ditch cleaning	2	0
7	Grader	220 hp	2	2026-06	2032-07	73	Road construction and maintenance	2	0
8	Bulldozer	320 hp	2	2026-05	2032-07	74	Dozing and dump shaping	2	0
9	Pickup	5-seat	4	2026-03	2032-07	76	Supervision and crew transport	4	0
10	Dump truck	30 t	25	2026-03	2032-07	76	Earth and rock haulage	12	13
11	Explosives truck	6 t	2	2026-05	2032-07	74	Explosives transport	2	0
12	Wheel loader	5 t	3	2026-05	2032-07	74	Road and pad maintenance	3	0
13	Compactor / roller	26 t	2	2026-05	2032-07	74	Road compaction	2	0
14	Water truck	10 t	1	2026-05	2032-07	73	Road dust suppression and watering	1	0
15	Forklift	3.5 t	1	2026-06	2032-07	73	Workshop materials handling	1	0
16	Survey instrument	8/15 mm	2	2026-03	2032-07	76	Engineering and mine surveying	2	0

Sources: El Domo Mine, SRK summarized

16.6	Mine Personnel

The El Domo Mine is planned to operate under a contract-mining model. Mining contractors will be responsible for mine development, production, dewatering and the operation and maintenance of the owner’s fixed mining equipment, while El Domo will provide its own management, technical services and supervisory personnel. Following discussions with the selected contractors, the detailed contractor staffing plan is presented in Table 16.5

The mine is scheduled to operate on a continuous basis for 350 days per year. Contractor operations and maintenance personnel are assumed to work on a 20-days-on / 10-days-off roster, whereas owner personnel, including supervisory and administrative staff, are assumed to work on a 20-days-on / 10-days-off schedule.

Based on current operating-phase manpower planning, the total owner workforce is estimated at 328 persons. The construction camp is designed to accommodate 181 persons, and the initial permanent camp accommodate 147 persons. Allowing for future growth and visitors, the permanent camp has been designed for a total capacity of approximately 232 persons, with a mix of detached lodging blocks (each with eight rooms) and row-type dormitories, all rooms having individual en-suite bathroom facilities.

The planned staffing requirements for owner personnel and contractor personnel are summarised separately in Table 16.4 and Table 16.5, respectively.

Table 16.4: Owner Personnel Plan for El Domo Mine

Department	Position	Headcount
General Manager Office	General Manager	1
General Manager Office	Deputy General Manager – Mining	1
General Manager Office	Deputy General Manager – Processing	1
General Manager Office	Deputy General Manager – Community	1

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Department	Position	Headcount
General Manager Office	Finance Director	1
General Manager Office	Subtotal	5
GM Support Office	GM Office Assistant	3
GM Support Office	Translator	15
GM Support Office	Document Controller	1
GM Support Office	Subtotal	19
Mining Department	Department Manager	2
Mining Department	Mining Engineer	3
Mining Department	Survey Engineer	2
Mining Department	Geology Engineer	2
Mining Department	Geotechnical Engineer	1
Mining Department	Survey Technician	3
Mining Department	Geology Technician	6
Mining Department	Subtotal	19
Processing Department	Department Manager	2
Processing Department	Process Engineer	3
Processing Department	Mechanical Engineer	3
Processing Department	Electrical Engineer	4
Processing Department	Shift Supervisor	4
Processing Department	Plant Operator	96
Processing Department	Mechanical Fitter	20
Processing Department	Loader Mechanic	2
Processing Department	Electrician	8
Processing Department	Laboratory Staff	15
Processing Department	Subtotal	157
Safety Department	Department Manager	2
Safety Department	Safety Officer	4
Safety Department	Coordinator	2
Safety Department	Doctor	2
Safety Department	First-aid Responder	2
Safety Department	Nurse	2
Safety Department	Ambulance Driver	3
Safety Department	Subtotal	17
Environmental Department	Department Manager	2
Environmental Department	Engineer	6
Environmental Department	Hydrogeologist / Water Engineer	1
Environmental Department	Plant Maintenance (Vegetation)	1
Environmental Department	Other Staff	6
Environmental Department	Subtotal	16
Human Resources Department	Department Manager	2
Human Resources Department	Social Worker	1
Human Resources Department	HR Officer	2
Human Resources Department	Coordinator	2
Human Resources Department	Relief Coordinator	1

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Department	Position	Headcount
Human Resources Department	Subtotal	8
Finance Department	Department Manager	2
Finance Department	Other Staff	6
Finance Department	Subtotal	8
Procurement & Materials Department	Department Manager	2
Procurement & Materials Department	Procurement Supervisor	2
Procurement & Materials Department	Buyer	6
Procurement & Materials Department	Warehouse & Fixed-Asset Clerk	4
Procurement & Materials Department	Subtotal	14
Logistics Department	Department Manager	2
Logistics Department	Vehicle Coordinator	2
Logistics Department	Logistics Coordinator	2
Logistics Department	IT Officer	3
Logistics Department	Driver	2
Logistics Department	Vehicle Mechanic	4
Logistics Department	Chef	2
Logistics Department	Cleaner	6
Logistics Department	Kitchen Helper	3
Logistics Department	Subtotal	26
QC Department	Department Manager	2
QC Department	Other Staff	3
QC Department	Sampler	4
QC Department	Subtotal	9
Compliance Department	Department Manager	2
Compliance Department	Other Staff	2
Compliance Department	Subtotal	4
Community Relations Department	Department Manager	2
Community Relations Department	Coordinator	4
Community Relations Department	Other Staff	6
Community Relations Department	Subtotal	12
Engineering Department	Department Manager	2
Engineering Department	Other Staff	6
Engineering Department	General Laborer	6
Engineering Department	Subtotal	14
Total	All Departments	328

Sources: El Domo Mine, SRK summarized

Table 16.5: Contractor Personnel Plan for El Domo Mine Operation Period

Position/Department	Planned Employees – Infrastructure Construction	Planned Employees – Operation	Existing Employees
Document archivist (equipment)	2	2	0
Document archivist (safety)	2	2	1
Human Resources Department	2	2	0

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Position/Department	Planned Employees – Infrastructure Construction	Planned Employees – Operation	Existing Employees
Finance Department	2	2	0
Safety Officer	4	6	2
Surveyor	2	2	1
Site foreman	0	3	3
Auxiliary laborer	6	6	0
Foreman of the spoil heap	3	3	0
Laborer of the spoil heap	6	6	0
Rig operator	6	6	0
Drilling rig assistants	6	6	0
Excavator operator	20	24	4
Dump truck operator	87	87	0
Loader operator	8	9	1
Bulldozer operator	2	3	1
Roller operator	5	6	1
Grader operator	5	6	1
Sprinkler operator	3	3	0
Gas truck operator	3	3	0
Gas truck assistants	9	9	0
Welder	6	6	0
Electrician	5	6	1
Repairman	29	30	1
Sheet metal worker	6	6	0
Tire repair worker	6	6	0
Explosives assistants	15	15	0
Medical staff	2	2	0
Handyman	4	4	0
Equipment captain	2	3	1
Material worker	9	9	0
Total	267	283	18

Sources: El Domo Mine

16.7	Life of Mine LOM Plan

El Domo has developed the open pit mine production schedule using MinePlan’s Schedule Optimizer on an annual basis. The key assumptions applied in the scheduling are as follows:

▪	Only blocks classified as Measured or Indicated Mineral Resources with an NSR above the COV are scheduled as Run of Mine (ROM) ore. The COV for open pit mining is USD55/t.

▪	Blocks classified as Inferred Mineral Resources, and all material with NSR below the COV, are scheduled as waste.

▪	The El Domo open pit is planned to be mined in five stages.

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▪	The maximum monthly total material movement (TMM) is constrained by the planned fleet size and assumed equipment productivities.

▪	Mining will proceed bench-by-bench, vertically downward; initial waste striping will be used to construct the tailings embankment.

▪	The vertical rate of advance is limited to a maximum of 130 m per year.

▪	A 5% mining dilution and 5% mining loss have been applied to the scheduled ore.

16.7.1	Stage Design

El Domo Project has defined five (5) open pit stages to extract the ore deposit and maintain continuous access to active mining faces over the life of mine. In developing these phases, allowance was also made to recover sufficient andesite, tuff and other non-acid generation rock (NAG rock) for construction of the tailing’s embankments. The main haul ramp has been designed, where practicable, to function both as an access ramp and as a geotechnical berm, thereby reducing waste stripping.

In ore zones, bench heights are set at either 5 m or 10 m, depending on local geometry, to maximize ore recovery. In waste zones, a standard 10 m bench height is used to minimize the volume of waste mined.

The individual phases are summarized in Table 16.6 and illustrated in Figure 16.4 to Figure 16.10.

Table 16.6: Material Mined by Stage for El Domo Mine

Phase	S0	S1	S2	S3	S4	Subtotal
Tonnage (kt)	0.00	40	1,852	1,816	3,421	7,129
NSR ($/t)	0.00	315.99	393.54	307.84	269.42	311.71
Au (g/t)	0.00	2.17	3.30	2.46	2.19	2.55
Ag (g/t)	0.00	39.77	58.57	40.01	46.24	47.82
Cu (%)	0.00	2.32	2.49	2.11	1.53	1.93
Pb (%)	0.00	0.21	0.30	0.18	0.28	0.26
Zn (%)	0.00	2.37	2.96	2.10	2.74	2.63
Contained Au (koz)	0	3	197	143	241	584
Contained Ag (koz)	0	51	3,487	2,336	5,085	10,960
Contained Cu (kt)	0.00	0.93	46.10	38.31	52.38	137.73
Contained Pb (kt)	0.00	0.08	5.58	3.33	9.45	18.44
Contained Zn (kt)	0.00	0.95	54.75	38.09	93.88	187.66
Mineralized Waste (kt)	0	79	482	126	727	1,413
Saprolite (kt)	1,514	1,510	0	1,114	1,207	5,344
NAG (kt)	5,344	8,192	956	11,678	23,382	49,552
PAG (kt)	0	0	49	566	3,536	4,152
Other (kt)	2,964	2,455	792	2,330	5,755	14,297
Total-waste (kt)	9,822	12,236	2,279	15,814	34,607	74,758
TMM	9,822	12,276	4,131	17,630	38,028	81,887

Sources: El Domo Mine, SRK summarized

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Figure 16.4: El Domo Mine 7 Stages at end of Production

Sources: El Domo Mine, SRK summarized

Figure 16.5: Each Stage Cross-Section at Post-Production

Sources: El Domo Mine, SRK summarized

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Figure 16.6: Over View of Stage 0 at Post-Production

Sources: El Domo Mine, SRK summarized

Figure 16.7: Over View of Stage 1 at Post-Production

Sources: El Domo Mine, SRK summarized

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Figure 16.8: Over View of Stage 2 at Post-Production

Sources: El Domo Mine, SRK summarized

Figure 16.9: Over View of Stage 3 at Post-Production

Sources: El Domo Mine, SRK summarized

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Figure 16.10: Over View of Stage 4 at Post-Production

Sources: El Domo Mine, SRK summarized

16.7.2	Production Plan

The results of the life-of-mine (LOM) production schedule are summarised in Table 16.7 and illustrated in Figure 16.1. In view of the available capacities of WRF1, SWD, WRF2 and the TSF.

The schedule provides for a 13-year LOM, commencing in January 2026, comprising approximately 1.5 years of construction and pre-production followed by 11.5 years of commercial operation.

Total scheduled ROM ore is 7,129 kt at average grades of 2.55 g/t Au, 47.82 g/t Ag, 1.93 % Cu, 0.26 % Pb and 2.63 % Zn, corresponding to an average NSR of approximately 311.71 USD/t. This equates to contained metal of about 584 koz Au, 10,960 koz Ag, 137.72 kt Cu, 18.44 kt Pb and 187.65 kt Zn.

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Table 16.7: LOM of El Domo Mine

Ore-Type	Year	Unit	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
	Tonnage	kt	2,012	0	66	182	213	200	124	33	266	181	184	215	267	82
	NSR	USD/t	340.93	0.00	163.51	291.66	472.72	416.72	327.38	258.95	235.18	329.10	349.30	417.23	364.43	191.60
	Au	g/t	3.36	0.00	2.08	3.17	4.85	4.32	3.10	2.60	2.26	2.76	3.21	4.05	3.64	1.79
	Ag	g/t	78.86	0.00	31.42	70.45	119.57	88.10	69.68	57.59	66.26	74.94	81.23	94.43	77.73	36.50
	Cu	%	1.10	0.00	0.51	0.95	1.38	1.37	1.11	1.01	0.71	1.36	1.12	1.33	1.09	0.49
	Pb	%	0.55	0.00	0.15	0.47	0.82	0.62	0.30	0.28	0.39	0.53	0.49	0.70	0.70	0.39
High Zn	Zn	%	5.08	0.00	1.60	3.52	6.88	5.81	5.12	3.05	3.46	4.78	5.76	6.47	5.83	3.85
	Contained Au	koz	217	0	4	18	33	28	12	3	19	16	19	28	31	5
	Contained Ag	koz	5,101	0	67	411	821	565	277	61	567	435	479	654	668	96
	Contained Cu	kt	22.04	0.00	0.34	1.72	2.94	2.73	1.38	0.33	1.90	2.46	2.06	2.86	2.92	0.40
	Contained Pb	kt	10.97	0.00	0.10	0.85	1.75	1.24	0.37	0.09	1.03	0.95	0.89	1.51	1.86	0.32
	Contained Zn	kt	102.14	0.00	1.05	6.39	14.68	11.58	6.34	1.00	9.22	8.62	10.58	13.94	15.58	3.15
	Tonnage	kt	4,051	0	266	439	336	406	455	396	366	437	342	298	267	42
	NSR	USD/t	296.15	0.00	298.46	450.10	411.56	334.39	232.71	290.88	225.38	289.07	213.48	279.57	214.40	117.61
	Au	g/t	2.34	0.00	2.77	3.65	3.11	2.72	2.00	2.27	1.89	2.25	1.51	2.03	1.38	0.72
	Ag	g/t	40.34	0.00	48.25	55.79	51.91	48.70	29.68	33.14	40.61	43.66	26.96	37.13	27.46	14.97
	Cu	%	2.03	0.00	1.77	3.11	2.96	2.25	1.56	2.13	1.41	1.90	1.56	2.02	1.58	0.89
	Pb	%	0.18	0.00	0.17	0.24	0.24	0.21	0.13	0.14	0.15	0.21	0.11	0.17	0.14	0.06
Mixed Zn/Cu	Zn	%	1.98	0.00	1.98	2.91	2.66	2.18	1.43	1.64	1.57	2.27	1.51	1.89	1.76	1.00
	Contained Au	koz	305	0	24	51	34	35	29	29	22	32	17	19	12	1
	Contained Ag	koz	5,253	0	413	787	561	636	434	422	478	613	297	356	236	20
	Contained Cu	kt	82.42	0.00	4.73	13.64	9.95	9.14	7.07	8.45	5.15	8.30	5.35	6.04	4.23	0.37
	Contained Pb	kt	7.11	0.00	0.46	1.06	0.81	0.87	0.58	0.55	0.55	0.93	0.38	0.49	0.38	0.03
	Contained Zn	kt	80.40	0.00	5.29	12.77	8.93	8.85	6.50	6.49	5.75	9.90	5.17	5.64	4.70	0.42
	Tonnage	kt	1,066	0	0	45	115	59	86	235	33	48	140	151	131	25
High Cu	NSR	USD/t	315.71	0.00	0.00	434.80	412.73	371.79	274.92	397.38	514.66	149.32	227.26	279.65	232.66	97.08

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Ore-Type	Year	Unit	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
	Au	g/t	1.79	0.00	0.00	2.59	2.19	2.12	1.31	2.15	3.62	0.90	1.33	1.64	1.49	0.39
	Ag	g/t	17.65	0.00	0.00	25.08	20.39	21.99	17.18	21.90	34.81	11.34	13.86	14.42	11.16	7.22
	Cu	%	3.12	0.00	0.00	4.19	4.18	3.65	2.82	3.99	4.63	1.42	2.21	2.75	2.24	1.03
	Pb	%	0.03	0.00	0.00	0.05	0.03	0.04	0.05	0.04	0.05	0.03	0.03	0.02	0.02	0.02
	Zn	%	0.48	0.00	0.00	0.78	0.61	0.59	0.53	0.59	0.87	0.26	0.38	0.39	0.24	0.16
	Contained Au	koz	61	0	0	4	8	4	4	16	4	1	6	8	6	0
	Contained Ag	koz	605	0	0	36	75	42	47	166	37	17	62	70	47	6
	Contained Cu	kt	33.26	0.00	0.00	1.88	4.80	2.15	2.42	9.40	1.53	0.68	3.08	4.14	2.93	0.26
	Contained Pb	kt	0.36	0.00	0.00	0.02	0.04	0.02	0.04	0.10	0.02	0.01	0.04	0.04	0.02	0.00
	Contained Zn	kt	5.11	0.00	0.00	0.35	0.69	0.35	0.46	1.38	0.29	0.13	0.53	0.58	0.31	0.04
	Tonnage	kt	7,129	0	332	665	664	664	664	664	665	665	665	664	665	149
	NSR	USD/t	311.71	0.00	271.71	405.83	431.41	362.43	255.79	327.04	243.62	289.87	253.84	324.23	278.26	154.88
	Au	g/t	2.55	0.00	2.64	3.45	3.51	3.15	2.12	2.24	2.13	2.29	1.94	2.60	2.31	1.25
	Ag	g/t	47.82	0.00	44.91	57.72	68.21	58.17	35.51	30.37	50.59	49.82	39.18	50.57	44.46	25.52
	Cu	%	1.93	0.00	1.52	2.59	2.66	2.11	1.64	2.74	1.29	1.72	1.58	1.96	1.52	0.69
	Pb	%	0.26	0.00	0.17	0.29	0.39	0.32	0.15	0.11	0.24	0.28	0.20	0.31	0.34	0.24
Ore-total	Zn	%	2.63	0.00	1.91	2.93	3.66	3.13	2.00	1.34	2.29	2.80	2.45	3.04	3.10	2.43
	Contained Au	koz	584	0	28	74	75	67	45	48	45	49	41	55	49	6
	Contained Ag	koz	10,960	0	480	1,235	1,457	1,242	758	649	1,082	1,066	838	1,080	951	122
	Contained Cu	kt	137.72	0.00	5.06	17.24	17.69	14.02	10.87	18.18	8.57	11.44	10.49	13.04	10.09	1.03
	Contained Pb	kt	18.44	0.00	0.56	1.93	2.60	2.13	0.99	0.75	1.60	1.90	1.32	2.04	2.27	0.35
	Contained Zn	kt	187.65	0.00	6.34	19.50	24.30	20.78	13.29	8.87	15.25	18.65	16.28	20.17	20.60	3.61
	Mineralized Waste	kt	1,413	0	227	185	169	65	38	23	228	115	81	91	100	91
	Saprolite	kt	5,344	1,484	1,527	1,077	68	169	514	159	302	38	6	0	0	0
Waste Type	NAG	kt	49,552	5,473	7,991	5,126	6,016	5,679	6,010	5,747	4,512	1,399	1,184	292	111	12
	PAG	kt	4,152	0	4	1	242	141	149	778	718	384	647	342	441	305
	Waste	kt	14,297	3,043	2,478	1,114	1,008	1,449	791	796	1,282	556	643	458	482	200
Production Waste		kt	53,279	0	3,483	6,977	6,966	6,966	6,966	6,966	6,977	2,492	2,561	1,183	1,134	608

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Ore-Type	Year	Unit	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Capitalization Stripping		kt	21,478	10,000	8,744	526	536	536	535	536	65	0	0	0	0	0
Waste-Subtotal		kt	74,758	10,000	12,227	7,503	7,503	7,503	7,502	7,503	7,042	2,492	2,561	1,183	1,134	608
TMM		kt	81,887	10,000	12,559	8,168	8,167	8,167	8,166	8,167	7,707	3,157	3,226	1,847	1,799	757
Production Stripping Ratio		t/t	7.5	0.0	10.5	10.5	10.5	10.5	10.5	10.5	10.5	3.7	3.8	1.8	1.7	4.1
Stripping Ratio		t/t	10.5	0.0	36.8	11.3	11.3	11.3	11.3	11.3	10.6	3.7	3.8	1.8	1.7	4.1

Sources: El Domo Mine, SRK summarized

Notes:

[1]	Production Waste - waste rock stripping whose cost is treated as operating expenditure and included in the mine operating costs.

[2]	Capitalization Stripping - waste rock stripping whose cost is treated as capital expenditure (pre-stripping ) and capitalized as a mine asset

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Figure 16.11: Annual Mining Production Schedule for El Domo Mine

Sources: El Domo Mine, SRK summarized

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17	Recovery Method

17.1	Introduction

The Feasibility Study for the Project was prepared by DRA Global Ltd. (“DRA”) and issued in December 2021. Based on this study, the preliminary design of the processing plant was completed in February 2026 by Yantai Oriental Metallurgical Engineering Co., Ltd. (“Yantai Oriental”). The plant has a nominal design capacity of 1,850 tpd, and primarily treats ore sourced from the open pit. The plant will operate on a continuous basis, 330 days per year, with two 12-hour shifts per day while the crushing system will operate in two shifts per day, 6 hours per shift.

The comminution circuit has been designed as a “crushing – semi-autogenous grinding – ball milling (SAB)” configuration. The downstream beneficiation flowsheet comprises “partial preferential Cu–Pb flotation, Cu–Pb–Zn bulk flotation, regrinding of the bulk flotation concentrate, Cu–Pb–Zn differential flotation, Cu–Pb separation and Zn–S separation”.

The designed final products will be copper concentrate (25.35% Cu), zinc concentrate (53.50% Zn), and lead concentrate (20.65% Pb). The associated elements Au and Ag are mainly concentrated among these three concentrates for overall recovery. Flotation tailings will be thickened and then flow to the tailings storage facility (TSF) for deposition.

17.2	Designed Process Flowsheet

17.2.1	Process and Equipment Scheme

The processing flowsheet was developed from multiple metallurgical testing programs and considered the actual production process flowsheets of similar concentrators already operating in Ecuador.

Compared with the DRA feasibility study design, the current Yantai Oriental design has been optimized and adjusted mainly in the following two aspects:

1.	Comminution Process Scheme

In the DRA feasibility study, the conventional “two-stage crushing in closed circuit + single-stage grinding in closed circuit” comminution process was recommended, with a crushing product size of -18 mm and a grinding fineness of 80% passing -125 µm.

In the Yantai Oriental design, the comminution process of “single-stage open-circuit crushing + SAB (SAG + ball mill)” was recommended, with a crushing product size of P80 = 150 mm and the same grinding fineness of 80% passing -125 µm.

SRK considers that, given the open-pit mining method adopted for this project and the relatively high rainfall during the wet season, the presence of slime in the ore stream is unavoidable. Under such conditions, the conventional multi-stage crushing circuit is more prone to blockages, leading to shutdowns and adversely affecting system stability and production continuity.

By contrast, the SAB process features a simpler flowsheet and a more compact plant layout, which helps reduce material handling and intermediate storage, thereby lowering the risk of dust generation and blockages in intermediate transfer points.

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In addition, with the increasingly widespread application of SAG grinding in the mining industry, substantial operating experience has been accumulated. Continuous improvements in equipment manufacturing and liner materials, together with higher levels of process automation, have led SAG-based circuits to become the mainstream comminution technology in large concentrators and to gain broad industry acceptance.

Based on the above considerations, including ore characteristics, climatic conditions, production reliability and industry development trends, SRK considers that adopting the SAB comminution process in place of the conventional flowsheet is a more reasonable and suitable option for this project.

2.	Flotation Equipment Scheme

In the DRA feasibility study, only conventional mechanical agitation flotation cells were proposed. Based on this, the Yantai Oriental preliminary design carried out a techno-economic comparison between a “single mechanical flotation cell scheme” and a “mechanical cell–column flotation combined scheme.”

The study indicates that both schemes have their own applicability for the flotation of ultra-fine-grained Cu–Pb–Zn polymetallic ores:

▪	The single mechanical flotation cell scheme features lower capital expenditure, simple operation, and strong adaptability. It is suitable for projects where ore properties fluctuate significantly or capital is constrained, and is particularly applicable in regions with limited technical capability and low automation requirements.

▪	The mechanical cell–column combined scheme, although requiring higher initial investment and more specialized operation, offers clear advantages in terms of separation efficiency, concentrate grade, operating costs, and overall life-of-mine economic performance. It is better suited to projects with complex ore characteristics and stringent requirements for overall resource recovery, and is especially effective in improving the recovery of ultra-fine fractions and complex intergrowth minerals.

Taking into account that this project is located in South America, where the industrial base is relatively weak and skilled flotation operators are in short supply, and considering that the ore is a refractory ultra-fine grained Cu–Pb–Zn polymetallic ore, the preliminary design has adopted the mechanical cell–column combined flotation scheme to strike a balance between maximizing resource value and maintaining economic viability.

SRK considers that this scheme is more reasonable and appropriate in terms of technical feasibility, economic rationality, and the long-term development of the project.

3.	Flotation Process Scheme

In the DRA feasibility study, a bulk flotation flowsheet was adopted. Degree-of-liberation analysis from previous process mineralogy studies indicated that at a grinding fineness of P80 = 125 μm, chalcopyrite exhibits a high degree of monomer liberation (>60%). Meanwhile, GRINM test results showed that qualified copper concentrate can be obtained through partial preferential flotation, and this portion of the product does not require regrinding. This approach aligns with the “early recovery” concept and also prevents overgrinding of already liberated copper minerals, which would otherwise adversely affect recovery. Therefore, a partial preferential flotation flowsheet has been adopted in the Yantai Oriental design.

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4.	Regrinding Process Scheme

In the original DRA feasibility study, a single-stage regrinding process was adopted, in which the bulk flotation concentrate was ground directly from P80 = 125 μm to P80 = 15 μm. However, in practical application this flowsheet has problems such as difficulty in consistently achieving the target product size and a high tendency for overgrinding of copper minerals, which in turn affects subsequent beneficiation performance indicators. Industry experience shows that similar ultrafine grinding operations generally involve grinding material from P80 = 50–80 μm to around 10 μm, and there are few engineering cases where material is ground directly from 125 μm to 15 μm in a single stage.

Yantai Oriental has proposed a two-stage regrinding process (125 μm to 25 μm to 15 μm). By incorporating two stages of cyclone classification, it can significantly reduce the risk of overgrinding, effectively decreasing excessive breakage of brittle minerals such as copper and lead, reducing the generation of secondary slimes, and mitigating the adverse impact of slimes on subsequent flotation separation. The final product after regrinding has a more favorable particle size distribution, which is beneficial for flotation recovery. Operating parameters for the two stages can be adjusted separately according to variations in ore characteristics, resulting in stronger system adaptability and stability.

In summary, the two-stage regrinding process is superior to the original single-stage regrinding scheme in terms of improving beneficiation indicators and enhancing process stability.

17.2.2	Process Description

The designed process mainly consists of crushing, SAB grinding, partial preferential Cu–Pb flotation, bulk flotation, regrinding, copper and lead flotation, zinc flotation and products dewatering. A simplified flowsheet is shown as Figure 17.1 and specified as follows:

Primary Crushing

Run-of-mine ore is dumped by trucks into the coarse ore bin, or hauled to the ROM stockpile for storage and then rehandled by wheel loader into the coarse ore bin. A fixed grizzly with 500 × 500 mm is installed on top of the bin. Oversize rock above the grizzly size is broken by a mobile hydraulic rock breaker or manually. Undersize ore falls into the bin and is withdrawn by one GBZ1858 heavy-duty apron feeder to feed one C106 jaw crusher for primary crushing. The crushed product is transported by belt conveyor to an intermediate stockpile for buffering. The ROM top size is 500 mm, and the crushed product size is P80 = 150 mm.

SAB Circuit

Material from the intermediate stockpile is withdrawn by three GBZ12-6 apron feeders onto belt conveyor No. 2, which delivers it to one Φ5.03 × 2.8 m semi-autogenous (SAG) mill for grinding. SAG mill discharge is screened by one 2ZKR2052 linear vibrating screen with 5 mm apertures. The screen undersize is pumped to a cluster of FX500 × 6 hydrocyclones (4 operating, 2 standby) for classification. Cyclone overflow passes through a ZKR2052 trash screen and then flows by gravity to the flotation circuit. Cyclone underflow flows by gravity to one Φ3.6 × 6.5 m overflow ball mill, and ball mill discharge flows by gravity to the cyclone feed pump box. The primary grinding product has a grinding fineness of P80 = 125 μm at a slurry density of 30% solids. Space is reserved in the grinding circuit for installing a Knelson centrifugal gravity concentrator.

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Flotation Circuit

1.	Partial Preferential Cu–Pb Flotation

The classified overflow is pumped to one CT-3 × 12 flotation column for the first-stage copper–lead preferential rougher flotation. Column tailings flow by gravity to four XCF/KYF-30 air-inflation flotation cells for the second rougher stage. The second rougher tailings flow by gravity to the copper–lead–zinc bulk flotation system. The combined concentrates from the two rougher stages are pumped to one CT-2 × 9 flotation column for cleaning. Cleaner tailings flow by gravity to one Φ2500 × 2500 mm agitated tank for reagent conditioning and then to two XCF/KYF-30 air-inflation cells for cleaner-scavenger flotation. Cleaner-scavenger tailings flow by gravity to the bulk concentrate regrind circuit. The cleaner-scavenger concentrate together with the cleaner concentrate forms copper–lead preferential 1# concentrate, which is pumped either to the copper–lead separation circuit or directly to the copper concentrate thickener for dewatering.

2.	Bulk Flotation System

The second rougher tailings from the partial preferential Cu–Pb flotation are conditioned with reagents and then flow by gravity to three XCF/KYF-30 air-inflation flotation cells for bulk flotation roughing. Rougher tailings undergo two stages of scavenger flotation. When oxidized zinc minerals are present in the ore, copper sulfate and other reagents are added to the second scavenger flotation cells, and the resulting scavenger concentrate is fed to the rougher stage of zinc–sulfur separation flotation. Otherwise, the final bulk flotation tailings are pumped to a Φ20 m high-efficiency tailings thickener. The bulk flotation rougher concentrate passes through a Φ3000 × 3000 mm agitation tank for defoaming and then, together with the cleaner-scavenger tailings from the preferential flotation, is pumped to the bulk concentrate regrind circuit.

3.	Bulk Concentrate Regrind System

The bulk concentrate regrind circuit adopts a two-stage regrinding and classification flowsheet.

The first regrind stage consists of one VGX-1000 vertical mill in closed circuit with a cluster of FX200 × 12 hydrocyclones, producing a product with P80 = 25 μm. The first-stage regrind product is further classified by a cluster of FX100 × 18 hydrocyclones. The cyclone underflow is ground in one SMD-355 stirred mill operating in open circuit. The stirred mill discharge, together with the second-stage cyclone overflow, reports to the copper–zinc separation flotation circuit. The final regrind fineness is P80 = 15 μm.

4.	Copper–Zinc Separation Flotation System

The regrind product, after reagent conditioning, is pumped to one CT-5.5 × 12 flotation column for first-stage rougher flotation. Column tailings flow by gravity to four XCF/KYF-30 air-inflation flotation cells for the second rougher stage. The second rougher tailings flow by gravity to the zinc–sulfur separation flotation system. The combined concentrates from the two rougher stages are fed to one CT-3 × 9 flotation column for cleaning. Cleaner tailings are pumped to a cluster of FX75 × 12 hydrocyclones for thickening and classification. The thickened cyclone underflow flows by gravity back to the SMD-355 stirred mill, and the cyclone overflow flows by gravity back to the rougher conditioning tank of the copper–zinc separation circuit.

5.	Copper–Lead Separation Flotation System

The concentrates from the preferential flotation and from the copper–zinc separation cleaning stage enter the copper–lead separation circuit. A flowsheet of one-stage roughing followed by one-stage cleaning is adopted. The rougher tailings are the copper concentrate and are pumped to a Φ20 m copper concentrate high-efficiency thickener. The cleaner concentrate is the lead concentrate and is pumped to a Φ3.6 m lead concentrate high-efficiency thickener.

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6.	Zinc–Sulfur Separation Flotation System

The scavenger tailings from the copper–zinc separation circuit, together with the second scavenger concentrate from the copper–lead–zinc bulk flotation, enter the zinc–sulfur separation circuit. A flowsheet of two-stage roughing, one-stage cleaning, and one-stage scavenging is adopted. The cleaner concentrate is the zinc concentrate and is pumped to a Φ15 m zinc concentrate high-efficiency thickener. The first scavenger tailings are pumped to a Φ18 m high-efficiency tailings thickener.

Concentrates Dewatering

The flotation copper concentrate is pumped to one Φ 20 m high-efficiency thickener for concentration. The thickener underflow is pumped to a buffer agitation tank, and then, by filter feed pump, to one TPS38/38M45 and one HDLY/Ⅱ-36 vertical automatic filter press for dewatering.

The flotation lead concentrate is pumped to one Φ 3.6 m high-efficiency thickener for concentration. The thickener underflow is pumped to a buffer agitation tank and then, by filter feed pump, to one HDLY/Ⅰ-9 vertical automatic filter press for dewatering.

The flotation zinc concentrate is pumped to one Φ15 m high-efficiency thickener for concentration. The thickener underflow is pumped to a buffer agitation tank and then, by filter feed pump, to one TPS26/26M45 vertical automatic filter press for dewatering.

The dewatered three concentrate is packed into one-tonne bags by an automatic bagging machine and then stored by forklift.

Tailings Thickening and Handling

The bulk flotation tailings are pumped to a Φ20 m high-efficiency thickener, where the slurry is thickened to 50% solids. The zinc tailings are pumped to a Φ18 m high-efficiency thickener, where the slurry is also thickened to 50% solids. The thickened tailings streams are then pumped separately by slurry pumps to the tailings storage facility.

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Figure 17.1: Process Flowsheet of the Plant

Source: According to the Preliminary Design and SRK prepared.

17.3	Designed Indicators

The preliminary process design indicators have been derived primarily from metallurgical testwork conducted by BML and GRINM, and subsequently adjusted with reference to operating data from comparable plants in the region, with the indexes shown in Table 17.1. It should be noted that the indicators are average figures during the life of mine. It will vary with the feed materials variation, either of the grades or of the lithology.

Copper and zinc concentrates are saleable products with attractive gold and silver credits, although payability for gold and silver is less favourable in the zinc concentrate. The lead concentrate has a relatively low lead grade and high copper content resulting in its not positive marketing. However, it carries a significant gold and silver credit.

Gold and silver grades are relatively high in the zinc rougher tailings, where approximately 34% of the gold and 26% of the silver losses occur.

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Table 17.1: Designed Processing Indicators

Product	Yield	Production		Grade, % or g/t for Au and Ag					Recovery, %
	%	t/d	Uh	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
ROM feed	100.00	1850.00	77.08	1.96	0.23	2.55	2.05	41.00	100.00	100.00	100.00	100.00	100.00
Copper Concentrate	6.79	125.62	5.23	25.35	1.64	3.80	12.50	197.00	87.82	48.42	10.12	41.40	32.63
Lead Concentrate	0.24	4.44	0.19	15.52	20.65	3.63	6.08	425.25	1.90	21.54	0.34	0.71	2.49
Zinc Concentrate	3.92	72.52	3.02	2.10	0.70	53.50	8.50	340.00	4.20	11.93	82.24	16.25	32.51
Bulk Flotation Tail	47.00	869.50	36.23	0.08	0.03	0.10	0.35	6.00	1.92	6.13	1.84	8.02	6.88
Zn Flotation Tail	42.05	777.93	32.41	0.19	0.07	0.33	1.64	24.86	4.16	11.98	5.45	33.61	25.50
Total Tail	89.05	1647.43	68.64	0.13	0.05	0.21	0.96	14.91	6.08	18.11	7.30	41.63	32.38

Source: Preliminary Design for the 1,850 tpd Mineral Processing Plant of El Domo Project, Yantai Oriental, February 2026.

17.4	Process Design Criteria and Equipment

Based on the metallurgical testwork and subsequent detailed technical studies, the Process Design Criteria (PDC) have been established and are presented in Table 17.2. Using these design criteria and the selected flowsheet, detailed equipment sizing has been completed, with the main process equipment for the Plant summarized in Table 17.3. It should be noted that the conveyor and pumps are not listed.

Table 17.2: Key Process Design Criteria

Description	Unit	Value
Annual throughput	tpd	1,850
Days per year	days	365
Operation days per year	days	330
Crushing operating hours per year	hours	3,960
Crushing operating rate	%	45.21
Crushing circuit hourly throughput	t/h	154.17
Crushing circuit feed size, F100	mm	500
Crushing circuit product size, P80	mm	150
Grinding & flotation& dewatering operating hours per year	hours	7,920
Grinding & flotation& dewatering operating rate	%	90.41
SAB feed rate	t/h	77.08
Ball mill circulating load	%	250
Primary grinding fineness P80	μm	125
SAG mill grinding density	%	75
Ball mill grinding density	%	75
Cyclone pulp density	%	30
Regrinding product fineness P80	μm	15
Concentrate water content	%	10
Tail pulp density	%	50

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Table 17.3: Main Processing Equipment

Equipment	Specification	Single Power (kW)	Qty
Heavy-duty apron feeder	GBZ1800x5800	37	1
Primary jaw crusher	C106	110
Heavy-duty apron feeder	GBZ1200x6000	15	3
Sag mill	Ф5.03×2.8	900	1
Linear vibrating screen	2ZKR2052	2×22	1
Ball mill	Ф3.6×6.5	1250	1
Hydrocyclone	FX500×6	/	1 set
Flotation trash screen	ZKR2052	2×11	1
PP rougher 1 Flotation column	CT-3×12	/	1
PP rougher 2 flotation cells	XCF-30	75	1
PP rougher 2 flotation cells	KYF-30	55	3
PP cleaner column	CT-2×9	/	1
PP cleaner-scavenger flotation cell	XCF-30	75	1
PP cleaner-scavenger flotation cell	KYF-30	55	1
Bulk rougher 1 flotation cell	XCF-30	75	1
Bulk rougher 1 flotation cell	KYF-30	55	2
Bulk rougher 2 flotation cell	XCF-30	75	1
Bulk rougher 2 flotation cell	KYF-30	55	2
Bulk scavenger flotation cell	XCF-30	75	1
Bulk scavenger flotation cell	KYF-30	55	1
Regrinding mill	VGX-1000-S	745	1
First-stage hydrocyclone	FX200×12	/	1 set
Second-stage hydrocyclone	FX100×18	/	1 set
Ultrafine mill	SMD-355-C	355	2
Copper and zinc separation rougher 1 flotation column	CT-5.5×12	/	1
Copper and zinc separation rougher 2 flotation cell	XYF-30	75	1
Copper and zinc separation rougher 2 flotation cell	KCF-30	55	3
Copper and zinc separation cleaner flotation column	CT-3×9	/	1
Copper and lead separation rougher flotation column	CT-2×9	/	1
Copper and lead separation cleaner flotation column	CT-2×6	/	1
Zinc rougher 1 flotation column	CT-5×12	/	1
Zinc rougher 2 flotation cell	XYF-30	75	1
Zinc rougher 2 flotation cell	KCF-30	55	3
Zinc scavenger flotation cell	XYF-30	75	1
Zinc scavenger flotation cell	KCF-30	55	3
Zinc cleaner flotation column	CT-5×9	/	1
Copper concentrate thickener	NZY20	7.5	1

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Equipment	Specification	Single Power (kW)	Qty
Zinc concentrate thickener	NXZ-15	7.5	1
Lead concentrate thickener	NZY3.6	3	1
Bulk flotation tailings thickener	φ20	25	1
Zinc flotation tailings thickener	φ18	25	1
Copper concentrate fliter press	TPS 38/38	/	1
Copper concentrate fliter press	HDLY/Ⅱ-36	/	1
Lead concentrate fliter press	HDLY/Ⅰ-9	/	1
Zinc concentrate fliter press	TPS 26/26	/	1

Source: Preliminary Design for the 1,850 tpd Mineral Processing Plant of El Domo Project, Yantai Oriental, February 2026.

17.5	Processing Plant Layout

The plant mainly comprises a run-of-mine (ROM) stockpile, ROM bin, crushing plant, crushed ore stockpile, grinding and flotation plant, concentrate high-efficiency thickeners, concentrate dewatering plant and concentrate storage, tailings high-efficiency thickeners, high-level process water tank, fuel/oil storage, blower house, generator room, mechanical workshop, reagent storage, materials warehouse, laboratory (test and assay facilities), and administrative building.

All structures and buildings are arranged to make full use of the natural topography and elevation differences. The crushing, grinding–flotation, and dewatering plants are laid out in a linear (“I-shaped”) configuration. Equipment is selected and arranged to ensure smooth slurry transport, with gravity flow adopted wherever practicable. Similar equipment is grouped and centrally controlled to facilitate plant operation and management.

17.6	Processing Plant Service

17.6.1	Water Supply

According to the process design conditions, the concentrator’s total process water demand is 10,636 m³/d, including 241m³/d of make-up fresh water (approximately 0.13 m³/t of ROM) and 10,445 m³/d of reclaimed water, resulting in a process water reuse rate of approximately 98.2%. The process water supply pressure for the concentrator is 0.30 MPa.

The primary source of make-up fresh water is stream flow in a gully located approximately 3 km northwest of the concentrator. Backup fresh water sources are the treated effluents from the EWTP1 tailings storage facility (TSF) water treatment plant and the EWTP2 open pit water treatment plant. Both the primary and backup water sources are pumped to an inclined-plate thickener. After sedimentation in the thickener, the clarified water is used as process water in the plant, while the thickener overflow returns by gravity to the fresh water tank. One high-level fresh water tank with a capacity of 800 m³ is provided.

Reclaimed water consists of plant reclaim water (overflow from high-efficiency thickeners and filtrate from filter presses) and TSF reclaim water. Plant reclaim water is treated in the plant reclaim water treatment station and then reused in the process. Two high-level reclaim water tanks are installed, each with a capacity of 2,000 m³, giving a total capacity of 4,000 m³.

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Tailings slurry discharged to the TSF undergoes natural settling, and the resulting clarified water, together with rainfall collected in the TSF, is pumped from a floating pontoon pumping station to an intermediate reclaim water tank, and then pumped under pressure back to the concentrator for recycling.

17.6.2	Power Supply

The power supply for the concentrator is taken from a 69/13.8 kV substation located to the southwest of the plant. This substation feeds the concentrator’s 13.8 kV/0.48 kV substation (MCC) and provides power distribution to the 13.8 kV vertical mill, SAG mill, ball mill, reclaim water pontoon pumps, and other high-voltage consumers. During the initial production stage, power will be supplied by high-voltage diesel generator sets. Once the external 69 kV grid power becomes fully available, the diesel generator sets will be retained as backup power for the grid supply.

The concentrator MCC is installed adjacent to the grinding–flotation building and is equipped with three transformers. It supplies low-voltage power and lighting loads for crushing and screening, grinding, flotation, concentrate dewatering, reagent preparation, as well as the concentrator warehouse and office areas.

The concentrator’s annual power consumption is 37.87 million kWh/a, corresponding to a specific power consumption of 62.04 kWh/t of ROM.

17.6.3	Ventilation and Dust Control

In the laboratories, assay rooms, and reagent storage areas, independent mechanical exhaust systems are installed to remove excess heat, contaminated air, and harmful gases, thereby improving the working environment.

To reduce dust dispersion, spray dust suppression systems are installed at locations prone to dust generation. The floors of each plant building and conveyor gallery are washed once per shift. Dust-tight enclosures are provided at all material transfer points, equipped with dust collectors for mechanical dust removal.

17.6.4	Tailings Transportation Service

The concentrator produces two types of tailings. One is the mixed flotation tailings, with a dry tonnage of 869.50 t/d, slurry density of 3.00 t/m³, solids mass concentration of 50%, and a particle size of P80 = 125 μm. The other is the zinc flotation tailings, with a dry tonnage of 777.93 t/d, slurry density of 4.53 t/m³, solids mass concentration of 50%, and a particle size of P80 = 15 μm.

Both tailings are transported to the tailings storage facility by slurry pumps. The slurry pumps are arranged beneath the thickeners and are installed outdoors, with rain covers provided for the motors. The tailings pipelines are HDPE pipes laid along the ground surface, and where they cross roads, steel casing pipes are used and buried for protection.

The final dam crest elevation of the tailings storage facility is +830 m. The ground elevation at the concentrator tailings pump station is +941 m, and the horizontal distance from the tailings pumps to the dam shoulder of the tailings storage facility is approximately 1,800 m.

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18	Project Infrastructure

18.1	Introduction

The site layout comprises an open pit in the northwest, linked to the rest of the operation by a main haul road and a west bypass road. Immediately east of the pit is the process plant, flanked by two topsoil stockpiles and the Northeast non-contact diversion channel. South of the plant is the SWD (“Saprolite Waste Dump”) and WRF1 (“Waste Rock Facility 1”), each served by dedicated access roads. Further south lies the TSF (Tailings Storage Facility), including the TSF impoundment, construction pond, downstream pond and the main embankment at approximately 830 m elevation, all accessed via the reservoir area access road and internal haul roads. An explosives magazine is located southwest of the SWD, and the construction camp is situated to the east of WRF1. All facilities are contained within the defined concession boundary. The figure below shows the overall site layout for the Project.

Figure 18.1: Overall Site Layout of the El Domo Project

Sources: El Domo Project, SRK

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18.2	Access Road

The Project requires reliable road access to the national highway network to deliver concentrate and receive consumables, with most traffic expected to travel to and from the port city of Guayaquil, approximately 150 km away. Site access will be improved by upgrading existing public roads and bridges along the section between the villages of El Pasaje B and El Congreso, up to the mine property access point. From Guayaquil, travel time to the town of Las Naves is about 2.5 hours by highway, followed by approximately 1.0 hour by road from Las Naves to the El Domo Project.

From the property access point, a new access tie into the internal haul-road network. On site, roads have been aligned to existing corridors as far as practicable to minimise disturbance. New internal roads are required to access the various plant and waste facilities on the terraces and to reach the El Silencio valley floor for construction and operation of the waste rock and tailings facilities. Haul roads are typically designed at 12 m width and secondary site roads at 8 m width. Because of terrain constraints, a shared-traffic model has been adopted.

Access roads to the TSF/WRF2 must be maintained in safe condition at all times, as they are critical for operation, inspection and surveillance of the facility. To limit earthworks volumes, anchor trenches for the liner system will be located along access roads upstream of the impoundment. Some of these roads lie at elevations higher than the Starter Dam crest, which means the first stage of liner installation will cover a slightly larger impoundment footprint than is strictly required for the initial tailings deposition plan.

A formal road-maintenance programme will be implemented. Any access-related hazards identified during daily inspections will be reported to surface operations, which will be responsible for undertaking and documenting the necessary maintenance and improvements.

18.3	Tailings Storage Facility

The Detailed Engineering Study (“DES”) for the El Domo Tailings Storage Facility / Waste Rock Facility 2 (TSF/WRF2) was conducted by Klohn Crippen Berger Ltd. (“KCB”) in January 2024.

Low-density tailings from the processing plant will first be thickened to a solids content of 50%–55% using high-efficiency thickeners, and then pumped to the TSF for deposition. The TSF/WRF2 is situated within the El Silencio Creek valley, downstream of the SWD and WRF1, which is shown in Figure 18.2.

The embankment will be constructed continuously using the downstream construction method. Selected rockfill from the open pit will be used to form the structural portion of the TSF embankment, while waste rock will be placed downstream to form WRF2. The impoundment area will be fully lined with a 2 mm LLDPE geomembrane and will incorporate an underdrain and seepage collection system. Emergency spillways will be provided for each stage of the embankment.

The TSF/WRF2 is planned to be constructed in four stages. The initial dam crest elevation is 786 mRL with a crest width of 20 m, providing storage capacity for approximately 0.5 years of tailings deposition. The final dam crest elevation will be 830 mRL with a crest width of 227.5 m. The total storage capacity of the facility will be approximately 5.06 Mm³ which, based on a plant throughput of 660 ktpa and a tailings yield of 89%, is estimated to provide approximately 12 years of tailings storage.

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Figure 18.2: Site Location of TSF/WRF2

Source: Curipamba – El Domo Project DES Final Report, KCB, January 2023.

18.4	Waste Rock Dump

The El Domo Project will include two principal waste storage facilities and a tailings storage facility, as follows:

▪	Saprolite Waste Dump (SWD) for storage of overburden and saprolite waste with a volume capacity about 13 million M3.

▪	Waste Rock Facility 1 (WRF1) for storage of PAG waste rock and waste rock unsuitable for construction with a volume about 3.7 million m3.

▪	TSF/WRF2 embankment facility for placement of suitable NAG waste rock in the embankment and storage of process tailings in a lined impoundment formed by that embankment. The waste for embankment is around 13.5 million m3 as designed.

The site layout is shown in Figure 18.3.

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Figure 18.3: General Layout of Waste Facilities at End of Mine Life

Sources: El Domo Project, SRK

18.4.1	Waste Rock Facility 1

The El Domo Project will generate both PAG and NAG waste rock, which require separate management and storage.

NAG waste rock will be preferentially used for construction of the TSF/WRF2 embankment, particularly in the later, outer stages of the facility. NAG rock will also be used to encapsulate any suitable PAG rockfill that may be used in the embankment. The design objective is to avoid the use of PAG rock in TSF/WRF2 construction wherever practicable.

WRF1 is planned for storage of poor-quality and PAG waste rock that is not used in TSF/WRF2 construction and not directed to co-mingling in the SWD.

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WRF1 has been designed with internal zonation of waste types. As a general approach, the dump will be constructed in ascending platforms using an end-dumping method (Method IV, Hawley and Cunning, 2017), with waste placed behind toe berms. These berms will act initially as impact berms to reduce the risk of boulders rolling downslope.

The design capacity of WRF1 is approximately 3.5 Mm³. This capacity may be reduced if additional waste rock is diverted to the SWD, either for co-mingling or as part of an external rockfill zone, as discussed previously.

Stability analyses indicate that the estimated factors of safety meet the design criteria and support the use of a 2.5H:1V downstream slope.

Seepage management measures for WRF1 are similar to those proposed for the TSF/WRF2 and the SWD. The principal underdrain beneath WRF1 is designed with capacity greater than the baseflow of the main creek running north–south through the facility footprint. A collection pond is proposed downstream for short-term storage of seepage and contact runoff and for water quality monitoring; this pond will eventually be inundated by the advancing tailings. In the long term, seepage from WRF1 will report to the TSF pond, where it will either be reclaimed for process use or pumped to the WTP for treatment and discharge, as required.

18.4.2	Tailings Storage Facility and Waste Rock Facility 2

The tailings storage facility (TSF) will retain process tailings within a fully lined impoundment formed by the TSF embankment, which is buttressed downstream by Waste Rock Facility 2 (WRF2). In this report, the embankment portion is referred to as the “TSF/WRF2 embankment dump” or “embankment dump,” and the tailings containment area is referred to as the “TSF/WRF2 impoundment.”

The TSF/WRF2 is located in the El Silencio creek valley, adjacent to the process plant. Tailings will be discharged and stored behind an embankment approximately 150 m high and 600 m wide, constructed using the downstream method and fully lined. The design details for the TSF/WRF2 implementation are provided in Section 18.3.

18.5	Power Supply

The main Ecuadorian electrical system is designed as a high-quality electricity service matrix. The distribution system is called the Sistema Nacional de Distribución (SND, National Distribution System). The SND is controlled by CELEC EP Transelectric, a government institution in charge of power transmission and distribution. Approximately 80% to 90% of the Ecuadorian national power grid is supplied by hydroelectric power sources. El Domo has progressed preliminary applications with the relevant electric utility authorities to secure the power allocation required for the Project.

The nearest suitable transmission line connection point is located 7 km to the West of the Project site. El Domo required to construct a suitable 69 kV overhead line to the Project site. Additional to the new site power line, the local grid power line requires upgrading to manage the increased load demand.

The power grid is shown in Figure 18.4. Currently, the 69 kV power line ends south of the Project site in Echeandia where it is stepped down to 13.8 kV for distribution to the Las Naves Substation (SS). The Echeandia- Las Naves line will require upgrading to 69 kV to allow El Domo to connect to the 69 kV infrastructure. The Las Naves SS will also require upgrading to allow for the step-down from 69 kV even though this will not have any direct benefit for the Project.

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Figure 18.4: Schematic Diagram of External Power Supply System

Sources: DRA, 2021 FS

El Domo engaged ENERGYWORK to update the Civil and Electromechanical Design for the Caluma-Echeandia Powerline, based on the old designs delivered by CNEL EP. The scope includes the specifications, bill of materials, and budgets for the contracting process, as well as the environmental impact study, environmental management plan, environmental register with the environmental authorities, site socialization, and landowners' compensation evaluation. This powerline will connect the Caluma Substation with the Echeandia Substation to bring a second connection route with the Ecuador National Transmission Grid for El Domo mining project, as well as to close a 69 kV ring for the grid of CNEL EP UN BOLIVAR, reinforcing its capacity, availability, and reliability. The powerline will be owned and operated by CNEL EP. The updated design investment will be reimbursed by CNEL EP through the energy bill.

The substations and power line construction, as well as the grid-connection electrical simulation study and land expropriation legal consultancy are all contracted to different specific contractors:

▪	Substations:

–	Las Naves Substation: the contract includes procurement, civil work, and Electromechanical Assembly of the 69/13.8 kV Substation placed at Las Naves to supply power to this town. The substation will be owned and operated by CNEL EP. CNEL EP will reimburse the investment through the energy bill.

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–	TAP Substation: procurement, civil works, and electromechanical Assembly of the 69 kV Switching Compact Substation placed in the middle section of Echeandia - Las Naves Powerline for tapping of the dedicated powerline (TAP - Naves Chico). The substation will be owned and operated by CNEL EP. The investment will not be reimbursable.

–	Naves Chico Substation: Procurement, Civil Works, and Electromechanical Assembly of the 69/13.8 kV Substation located at El Domo to supply power to the entire mining project. The substation will be owned and operated by El Domo. The investment will not be reimbursable.

▪	Power Lines:

–	ECHAENDIA - LAS NAVES Power Line: procurement, civil works, and electromechanical assembly of the 69 kV powerline between the Echeandia Substation and the New Las Naves Substation to supply power to Las Naves and El Domo. The scope includes a new line bay at Echeandia Substation. The powerline will be owned and operated by CNEL EP. CNEL EP will reimburse the investment through the energy bill.

–	TAP - NAVES CHICO Power Line: Procurement, Civil Works, and Electromechanical Assembly of the 69 kV powerline between the new TAP Substation and the New Naves Chico Substation to supply power exclusively to El Domo. The powerline will be owned and operated by CNEL EP. The investment will not be reimbursable.

–	CALUMA – ECHEANDIA Power Line: under bidding.

▪	Study and Consultancy:

–	Grid-Connection Electrical Simulation Study: A study consisting of the software simulation in a stable and dynamic state of the entire 69 kV grid owned by CNEL EP UN BOLIVAR, including El DOMO internal electrical system and the connections with the Ecuador National Transmission Grid under different scenarios, both normal and under some contingencies.

–	Land Expropriation Legal Consultancy: Release of the easement strip of Echeandia - Las Naves Powerline, including the updating of landowners' cadaster survey, project socialization, obtention of landowner legal files, passing permissions, evaluation of landowner compensation due to affectations, follow-up to easement imposition by CNEL EP, and registration of the final legal files in the municipalities. CNEL EP will reimburse part of the amount of this contract through the energy bill.

18.6	Water Supply

During construction, the Project will require sufficient capacity for containment and treatment of contact water. El Domo plans to secure seven surface-water abstraction permits to support construction and operations. The details of these abstraction points are summarised in Table 18.1; three permits have been granted and four are currently under application. The locations of the seven abstraction points are shown in Figure 18.1.

To ensure that adequate water-treatment capacity is available when the TSF is temporarily closed for water containment, construction of the water treatment plant has been identified as a priority. A Detailed Engineering Study – Final Report for Curipamba – El Domo Project (KCB, 2023) has been completed, which defines the overall site water-management strategy and the associated treatment requirements.

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Table 18.1: Summary of Existing and Planned Surface-Water Abstraction Permits for El Domo Mine

No.	Intake Code	Stream Name / Location	Owner	Easting (m)	Northing (m)	Elevation (m)	Applied Flow – Dry Season (L/s)	Applied Flow – Wet Season (L/s)	Applied Flow – Dry Season (m³/d)	Applied Flow – Wet Season (m³/d)	Current Flow (L/s)	Current Flow (m³/d)	Current Status	Use
1	CI-01	Unnamed creek	CURIMINING S.A.	696817	9854123	807	34.74	105	3002	9072	361.17	31205	Inspection date to be scheduled by authority	Process water
2	CI-02	Unnamed creek	CURIMINING S.A.	695631	9854471	981	2.77	6.08	239	525	29.83	2577	Inspection date to be scheduled by authority	Process water
3	CH-01	Unnamed creek	CURIMINING S.A.	696679	9853876	816		1.5		130	25	2160	Approved	Domestic water
4	CH-02	Unnamed creek	CURIMINING S.A.	696850	9853657	779		0.63		54	54.48	4707	Approved	Domestic water
5	CH-04	Unnamed creek	CURIMINING S.A.	695917	9854278	977		2.31		200	34.8	3007	Inspection date to be scheduled by authority	Domestic water
6	CH-05	Unnamed creek	CURIMINING S.A.	694717	9854109	942		0.185		16	6.47	559	Approved	Domestic water
7	CH-07	Unnamed creek	CURIMINING S.A.	695038	9855647	885		1.3		112	38.8	3352	Inspection date to be scheduled by authority	Domestic water
8	CN-Aut	Snail creek	CURIMINING S.A.	694874	9856295	728		2.5		216	409.39	35371	Approved	Process water
9	NC-Aut	Naves Chico creek	CURIMINING S.A.	693957	9855878	619		2.5		216	441.57	38152	Approved	Process water

Source: El Domo, the current flow was based on the data of Q1 2026

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Figure 18.5: Locations of Existing and Planned Surface-Water Abstraction Points

Legend
WATER PERMITS
Human Consumption
Completed
Pending
Industrial Consumption
Completed
Pending
CN-Aut
NC-Aut
Vivero
CH-07
CI-02
CH-04
CH-05
Casa Op 1
CI-01
CH-01
CH-02
694000
695000
696000
697000
9856000
9855000
9854000
9853000
0
500
Meters
UNIVERSAL TRANSVERSE MERCATOR
World Geodetic System 1984 Z17S
WATER PERMITS
DLG

Sources: El Domo Mine

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18.7	Water Management

According to KCB (2023), the water management system (WMS) comprises separate systems for non-contact and contact water, as summarised below:

▪	Non-contact water management

–	Non-contact diversion channels in the El Silencio basin, including the West Channel and Northeast Channel.

–	Associated chutes and energy-dissipation structures.

▪	Contact water management

–	Internal contact water collection and management structures for Waste Rock Facility 1 (WRF1), the combined Tailings Storage Facility/Waste Rock Facility 2 (TSF/WRF2), and the sediment-water dam (SWD), together with their respective collection ponds.

–	Emergency spillways for the staged TSF/WRF2 embankments.

These structures are shown schematically in Figure 18.6 and form the basis of the Project’s water management and treatment plan.

Figure 18.6: General Scheme – Waste storage facilities and Water management structures

Sources: KCB 2023

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18.7.1	Hydrology

Peak flows for the design of diversion and drainage channels were estimated for a range of return periods using the following design criteria:

▪	Operational stage

–	Temporary channels: 10-year, 24-hour duration storm

–	Permanent channels: 25-year, 24-hour duration storm

▪	Closure stage

–	Permanent channels: 200-year, 24-hour duration storm

A 24-hour SCS Synthetic Storm Type III distribution was adopted for all design events.

The hydrological response of the soils was characterised using the Curve Number (CN) method (USDA, 1986) under Antecedent Moisture Conditions AMC II and AMC III. The CN values applied for each catchment are presented in Table 18.2.

Table 18.2: SCS Curve Numbers

Return Period	Land Cover Type Description	Hydrologic Soil Group	Catchment-Scale CN (AMC II)	Local-Scale CN (AMC III)
10-yr	Disturbed zone	C	79	-
25-yr and 200-yr	Undisturbed zone	C	70	84
Probable Maximum Precipitation (PMP)	Grasslands	C	100	100

Source: KCB 2023

Notes:

[1]	The Hydrologic Soil Group A, B, C, and D, determines the runoff curve number. NRCS (USDA,1986).
[2]	AMC II for normal antecedent moisture conditions.
[3]	AMC III for wet antecedent moisture conditions.
[4]	Soils of high runoff potential and very slow infiltration rates when wetted thoroughly.

18.7.2	Non-Contact Water Channels

Northeast Channel

The northeast non-contact water diversion system is designed to intercept and convey surface runoff from undisturbed catchments upstream of the site, and route it around the SWD, WRF1 and TSF/WRF2 facilities. The channel is approximately 5.2 km long and discharges into a collection pond located downstream of the TSF/WRF2 seepage collection pond.

The channel has a trapezoidal cross-section. For the operational phase it is designed to safely convey the peak flow from a 24-hour, 25-year return period storm event with a 0.3 m freeboard. This design also provides capacity, at closure, to convey the peak flow from a 24-hour, 200-year return period event with a minimum freeboard of 0.05 m. The typical longitudinal gradient is 0.5%, and the system incorporates four concrete chute/energy dissipator structures with slopes between 30% and 50%.

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Cut and fill slopes for the earthworks follow the AOC recommendations. Drawings D-1301 to D-1307 present the plan and profile of the channel, and Drawings D-1308 to D-1319 provide construction details and associated structures. Channel dimensions are summarised in Table 18.3.

Table 18.3: Northeast Non-Contact Water Channel - Dimensions

Structure	Progressive From (km)	Progressive To (km)	Base Width (m)	Height (m)	Length (m)	Side Slope (H:V)
Channel	0+000	0+143	0.4	0.6	-	1:1
Channel	0+146	0+900	0.6	1.1	-	1:1
Channel	0+903	3+243	0.9	1.5	-	1:1
Channel	3+457	4+458	1	1.7	-	1:1
Channel	4+563	4+756	1.4	2.4	-	1:1
Concrete chutes	2+938	2+978	1.8	1.2	-	-
Concrete chutes	3+249	3+428	1.9	1.2	-	-
Concrete chutes	4+469	4+536	2	1.2	-	-
Concrete chutes	4+763	5+043	4.1	1.9	-	-
Dissipation ponds	2+984	2+998	3	2.8	14	-
Dissipation ponds	3+435	3+451	3	2.9	16	-
Dissipation ponds	4+543	4+559	3.6	3	16	-
Dissipation ponds	4+829	4+844	8	2.9	15	-

Source: KCB 2024 and 2025

West Channel

The West non-contact water diversion channel is designed to intercept and convey surface runoff from undisturbed catchments on the west side of El Silencio Creek. The channel is approximately 2.25 km long and discharges downstream of the TSF/WRF2 seepage collection pond. As with the Northeast Channel, it has a trapezoidal cross-section and is designed, for closure conditions, to safely convey the peak flow from a 24-hour, 200-year return period storm event.

The channel has a general longitudinal gradient of 0.5% and incorporates eight energy-dissipating chutes: two sections constructed as 36-inch HDPE SDR 17 pipelines at 20% slope, and six concrete chutes with slopes between 20% and 50%. Drawings D-1322 to D-1324 present the plan and profile, and Drawings D-1325 to D-1334 provide construction details and associated structures. Channel dimensions are summarised in Table 18.4.

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Table 18.4: West Non-Contact Water Channel - Dimensions

Structure	Progressive From (km)	Progressive To (km)	Base Width (m)	Height (m)	Length (m)	Side Slope (H:V)
Channel	0+000	0+704	0.5	0.8	-	1:1
Channel	0+704	1+270	0.8	1.2	-	1:1
Channel	1+270	2+040	0.8	1.4	-	1:1
Channel	2+047	2+069	4	0.7	-	1:1
Pipelines chutes	0+230	0+282	36" Ø		-	-
Pipelines chutes	0+335	0+355	36" Ø		-	-
Concrete chutes	0+370	0+405	0.9	0.9	-	-
Concrete chutes	0+447	0+538	0.9	0.9	-	-
Concrete chutes	0+936	1+001	1.5	1.2	-	-
Concrete chutes	1+276	1+308	1.5	1.2	-	-
Concrete chutes	1+393	1+425	1.4	1.2	-	-
Concrete chutes	1+600	1+884	1.5	1.2	-	-
Dissipation ponds	0+282	0+288	1.55	1.8	5.75	-
Dissipation ponds	0+355	0+360	1.55	1.8	5	-
Dissipation ponds	0+406	0+411	1.8	1.3	5	-
Dissipation ponds	0+539	0+544	1.8	1.35	5	-
Dissipation ponds	1+013	1+021	2	2.05	8	-
Dissipation ponds	1+315	1+325	3	2.25	10	-
Dissipation ponds	1+433	1+443	3	2.45	10	-
Dissipation ponds	1+892	1+902	3	2.45	10	-

Source: KCB 2024 and 2025

18.7.3	Contact Surface Water Management

The contact water management system has been designed to control and collect surface runoff within the SWD and WRF1 waste rock facilities.

SWD Management System

The water management system (WMS) is designed to divert and temporarily store surface runoff in the western, northeastern and southern sectors of the site. In these areas, the hydraulic structures consist of diversion ditches, energy-dissipation ponds and drop (step) structures. All structures are designed to safely convey the peak flow from a 24-hour storm event with a 10-year return period.

Triangular diversion ditches intercept runoff from benches (platforms) and slopes and convey the flow to collection boxes. The ditches have a typical longitudinal gradient of approximately 0.5%. Flow between benches is routed through concrete drop structures. The geometry and design parameters for these hydraulic structures are summarised in Table 18.5 and Table 18.6. The detailed configuration of the SWD water management system is shown on Drawings D-3300 and D-3301.

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Table 18.5: SWD Triangular Ditches System Geometry

Sector	Q max in bench (m³/s)	Manning n	H (m)	Z1 and Z2 (H:V)	Design Velocity V (m/s)
West	0.078	0.016	0.4	1	0.7
Northeast	0.093	0.016	0.4	1	0.7
South	0.081	0.016	0.4	1	0.7

Source: KCB 2023

Table 18.6: SWD Drop Structure Sections

Sector	Bench	Slope S (%)	Base Width B (m)	Height H (m)	Length L (m)
West and Northeast	1–2	70	0.7	0.6	0.85
West and Northeast	3	70	0.8	0.6	0.85
South Left	1–2–3	70	0.7	0.6	0.85
South Left	4–5	20	0.9	0.3	1
South Left	6	25	0.9	0.3	1
South Left	7–8	55	1	0.5	1
South Left	9–10	70	1.2	0.9	1.2
South Left	11–12–13	50	1.2	1	1.2
South Right	1–2–3	70	0.7	0.6	0.85
South Right	4–5	70	0.8	0.7	1
South Right	6–7	70	0.9	0.7	1
South Right	8	15	0.9	0.4	1.1
South Right	9	35	0.9	0.4	1.1
South Right	10	35	1.2	0.4	1.1
South Right	11–12–13	70	1.2	0.9	1.25

Source: KCB 2023

WRF1 Management System

The WRF1 contact water management system is similar in concept to the SWD system and is designed to intercept and convey surface runoff generated on the waste rock facility to two collection ponds located downstream of WRF1. The system comprises diversion ditches, collection boxes and drop (step) structures, sized to safely manage the peak flow from a 24-hour storm event with a 10-year return period.

Triangular diversion ditches will intercept runoff from benches (platforms) and outer slopes and convey the flow to the collection ponds. The ditches have a typical longitudinal gradient of approximately 0.2%. Collection boxes and drop structures are constructed in concrete. The geometry and design parameters for these hydraulic structures are summarised in Table 18.7 and Table 18.8. The detailed configuration of the WRF1 water management system is shown on Drawings D-2300 and D-2301.

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Table 18.7: WRF1 Triangular Ditches System Geometry

Sector	Q max in bench (m³/s)	Manning n	H (m)	Side Slope Z (H:V)	Design Velocity V (m/s)
West	0.071	0.016	0.4	1	0.7
Collection Pond 1	0.074	0.016	0.4	1	0.7
Collection Pond 2	0.075	0.016	0.4	1	0.7

Source: KCB 2023

Table 18.8: WRF1 Drop Structure Sections

Sector	Bench	Slope S (%)	Base Width B (m)	Height H (m)	Length L (m)
West	1	70	0.5	0.6	0.85
West	2	70	0.6	0.6	0.85
West	3	70	0.8	0.6	0.85
Collection Pond 1	1–2	70	0.5	0.6	0.85
Collection Pond 1	3	70	0.8	0.6	0.85
Collection Pond 1	4	70	1.2	0.7	1
Collection Pond 2	1	70	0.5	0.6	0.85
Collection Pond 2	2–3	70	0.8	0.6	0.85

Source: KCB 2023

18.7.4	Dams Break Assessment

A dam break assessment for the proposed TSF/WRF2 at the Curipamba Project was completed by KCB (2023c). The assessment considered the Starter Dam and the ultimate dam configuration, with Stage 2 (crest elevation 804 m) evaluated on a sensitivity basis to reflect operational conditions. The objective was to estimate the incremental potential loss of life (PLL) associated with a hypothetical failure, using the methodology described in the Canadian Dam Association (CDA, 2019) Technical Bulletin on Tailings Dam Breach Analysis, and to classify the dam-break consequences in accordance with the Global Industry Standard on Tailings Management (ICMM, 2020) and the CDA (2019) guidelines for mining dams.

Failure Modes Assessment

This section summarises the hydrological criteria adopted for the Sunny-Day and Rainy-Day dam-breach scenarios used in the TSF/WRF2 consequence assessment.

▪	Sunny-Day scenario

–	This scenario represents failure under normal hydrological conditions, with no initiating rainfall or flood event. The TSF/WRF2 is assumed to be operating at its normal water level, corresponding to an impounded water volume of approximately 0.11 Mm³. Downstream channel flows are assumed to correspond to a 2-year return period event.

▪	Rainy-Day scenario

–	This scenario represents failure triggered by extreme precipitation in excess of the dam’s safe passage capacity. For the starter dam (crest elevation 786 m), the impounded water volume is assumed to be 0.5 Mm³; for the higher stages (e.g. Stage 2 at 804 m and the ultimate dam at 830 masl), an impounded water volume of 1.4 Mm³ is assumed. Natural river flows are modelled within a range between a 1,000-year return period event and the Probable Maximum Precipitation (PMP) event.

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For both scenarios, the breach location is assumed at the section of the dam expected to generate the most significant downstream impacts. For the 786 m and 804 m stages, the breach is modelled at the centre of the dam, as illustrated in Figure 18.7.

The failure pathway analysis assumes that only the TSF/WRF2 facility is affected. A Potential Failure Modes (PFM) assessment was carried out for the three TSF/WRF2 stages—starter dam (786 masl), Stage 2 (804 masl) and ultimate dam (830 masl)—under both Sunny-Day and Rainy-Day conditions. From this assessment, credible failure modes were identified and are summarised in Figure 18.7.

Figure 18.7: Breach Location in The TSF/WRF2, Starter Dam 786 And 804 masl Stages

Sources: KCB 2023

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Table 18.9:      Selected Credible Failure Modes

Case	Credible Failure Mode	Stage	Failure Scenario	Breach Formation	Initial Failure Condition	Triggering Event	Failure Mode Description
A – TSF/WRF2: Overtopping	Yes	Starter Dam – 786 masl	Rainy-day, combined 1/3 Tr 1,000-year event and PMP for the project site, and Tr 100-year event for adjacent basins	Yes	Flood	Occurrence of an extreme storm event (1/3 Tr 1,000-year and PMP)	A landslide blocks the emergency spillway. The design storm (1/3 Tr 1,000-year and PMP) occurs, causing the water level to rise and overtop the dam. Overtopping produces crest erosion and ultimately leads to a dam breach.
Sensitivity Analysis – 1	Yes	Starter Dam – 786 masl	Rainy-day, PMP 24-h event for the project site and Tr 100-year event for adjacent basins	Yes	Flood	Occurrence of an extreme storm event (PMP-24h)	A landslide blocks the emergency spillway. The PMP event occurs, causing the water level to rise and overtop the dam. Overtopping produces crest erosion and ultimately leads to a dam breach.
Sensitivity Analysis – 2	No	Stage 2 – 804 masl	Sunny-day, Tr 2-year event for adjacent basins	No	Earthquake	Occurrence of a seismic movement greater than the design seismic movement (10,000-year return period) or MCE	A high-intensity earthquake generates a demand greater than the stiffness of the dam. Crest settlement of the TSF/WRF2 occurs, sufficient to release part of the operational water volume. Overflow by the dam’s crest of the operational water volume produces crest erosion but does not lead to dam failure.
B – TSF/WRF2: Overtopping	No	Ultimate Dam – 830 masl	Rainy-day, PMP 24-h event for the project site and Tr 100-year event for adjacent basins	No	Flood	Occurrence of an extreme storm event (PMP-24h)	A landslide blocks the emergency spillway. The PMP event occurs, causing the water level to rise and overtop the dam. Overtopping produces crest erosion and, although the operational water volume overtops the crest, the damage does not progress to a full dam breach.

Source: KCB 2023

Note:

[1]	Sensitivity Analysis – 2 and Case B (TSF/WRF2) were not classified as Credible Failure Modes; however, they were evaluated to examine the consequences of potential failures under alternative initial failure conditions and, in the case of B, for the ultimate dam configuration.

Impact Assessment

Based on the numerical modelling, Table 18.10 summarises the maximum downstream extent of inundation for each Credible Failure Mode (CFM). The Dam Break Assessment (KCB, 2023d) presents inundation extents for natural floods and for dam-failure conditions associated with CFMs A and B, as well as the sensitivity analyses for the 804 m stage under both Rainy-Day and Sunny-Day scenarios.

The results indicate that the outflow associated with Failure Mode A consists of a mixture of water and tailings, whereas the outflow for Failure Mode B is predominantly water.

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Table 18.10:      Tailings Flood Wave Characteristics for Each Scenario

Case	Stage	Elevation	Condition	Tr of flow associated with natural flooding (years)	Breach formation	Discharge Volume (Mm³)	Maximum flow (m³/s) (0-10 Km)		Maximum flow depth (m) (0-10 Km)		Flood distance (Km)
							Natural lnundation	Maximum discharge flow by the dam failure	Natural lnundation	Maximum discharge flow by the dam failure
A – TSF/WRF2: Overtopping	Starter Dam	786	Rainy Day	1/100	Yes	1	1500	260	6.2	2.6	21
Sensitivity Analysis – 1	Intermediate (Stage 2)	804	Rainy Day	PMP	Yes	3	6000	640	11.4	3.6	23
Sensitivity Analysis – 2	Intermediate (Stage 2)	804	Sunny Day	2-Jan	No	0.14	600	110	4.8	1.8	15
B – TSF/WRF2: Overtopping	Ultimate Dam	830	Rainy Day	PMP	No	0.35	6000	15	11.4	1.4	18

Source: KCB 2023

Consequence Classification

The dam-break consequence classification for TSF/WRF2 was carried out in accordance with the CDA (2019) Technical Bulletin Application of Dam Safety Guidelines to Mining Dams and the ICMM (2020) Global Industry Standard on Tailings Management. Consequences were assessed on the basis of:

▪	Estimated Population at Risk (PAR)

▪	Estimated Potential Loss of Life (PLL)

▪	Environmental impacts

▪	Health, cultural and social impacts

▪	Damage to infrastructure and economic losses

Figure 18.8 shows the distance from TSF/WRF2 to the identified downstream receptors.

Population and housing statistics from the Ecuadorian National Institute of Statistics and Censuses (INEC, 2010) were used, assuming an average household size of four persons. PAR and PLL were estimated using the following steps:

▪	Identify households and receptors located downstream of the facility.

▪	Define the natural flood footprint for the relevant return periods.

▪	Model dam-break scenarios to determine the incremental inundation footprint.

▪	Estimate the number of households affected by the incremental flood caused by dam failure.

▪	Apply the four-persons-per-household ratio to derive PAR for the incremental flood only.

▪	Determine flood depth (D) and flow velocity (V) at affected locations.

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▪	Select an appropriate fatality ratio (based on D×V and assuming either adequate warning time or little/no warning).

▪	Calculate PLL for each scenario.

PAR is defined as the population within the overall inundation area (including permanent residents and transients such as travellers), while incremental PAR refers only to the additional population affected by the dam-break flood (i.e., tailings-related inundation).

The resulting PAR and PLL estimates are summarised in Table 18.11. In brief:

▪	Case A – Starter Dam (786 masl):

–	Rainy-Day scenario: incremental PAR of 169 people; PLL of 2 fatalities under little/no warning, or 0 with adequate warning; discharged volume ~1.0 Mm³.

–	Sunny-Day scenario: not assessed.

▪	Case B – Ultimate Dam (830 masl):

–	Rainy-Day scenario: incremental PAR of 41 people; PLL of 0 fatalities under both little/no warning and adequate warning; discharged volume ~0.35 Mm³.

–	Sunny-Day scenario: not assessed.

▪	Sensitivity Analysis – Stage 2 (804 masl):

–	Rainy-Day scenario: incremental PAR of 250 people; PLL of 2 fatalities under little/no warning, or 0 with adequate warning; discharged volume ~3.0 Mm³.

–	Sunny-Day scenario: incremental PAR of 15 people; PLL of 0 fatalities under both warning conditions; discharged volume ~0.14 Mm³.

The consequence classifications for TSF/WRF2 at each development stage are summarised in Table 18.12.

Figure 18.8:      Enclosures Identified Downstream of The TSF/WRF2

Sources: KCB 2023

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Table 18.11:      Population at Risk and Potential Loss of Life Estimates

Case	Type of Inundation	Peak Flow (m³/s)	PAR (0–10 km)	PLL (0–10 km) – Little/No Warning	PLL (0–10 km) – Adequate Warning	PAR (at 10 km)	PLL (at 10 km) – Little/No Warning	PLL (at 10 km) – Adequate Warning	PAR (Total Downstream)	PLL (Total Downstream) – Little/No Warning	PLL (Total Downstream) – Adequate Warning
A – TSF/WRF2: Overtopping	Natural inundation Tr 100 years	1460	60			1440			1500
A – TSF/WRF2: Overtopping	Natural + tailings inundation	1720	65			1600			1700
A – TSF/WRF2: Overtopping	Incremental inundation	260	5	0	0	164	2	0	170	2	0
Sensitivity Analysis – 1	Natural probable maximum inundation	5970	83			2800			2900
Sensitivity Analysis – 1	Natural + tailings inundation	6610	105			3000			3100
Sensitivity Analysis – 1	Incremental inundation	640	22	0	0	230	2	0	250	2	0
Sensitivity Analysis – 2	Natural inundation Tr 2 years	605	55			145			200
Sensitivity Analysis – 2	Natural + TSF/WRF2 water inundation	715	59			155			215
Sensitivity Analysis – 2	Incremental inundation	110	4	0	0	11	0	0	15	0	0
B – TSF/WRF2: Overtopping	Natural probable maximum inundation	1460	76			1670			1740
B – TSF/WRF2: Overtopping	Natural + TSF/WRF2 water inundation	1480	80			1700			1780
B – TSF/WRF2: Overtopping	Incremental inundation	20	4	0	0	37	0	0	40	0	0

Source: KCB 2023

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Table 18.12:      Consequence Classification for Each TSF/WRF2 Stage

Case	Stage	Condition	Incremental Population at Risk (PAR)	PLL – Adequate Warning Time	PLL – Little or No Warning Time	Consequence Classification (ICMM 2020)	Consequence Classification (CDA 2019)
A – TSF/WRF2: Overtopping	Starter Dam 786 masl	Rainy Day	170	0	2	Very High	High
Sensitivity Analysis – 1	Stage 2 – 804 masl	Rainy Day	203	0	2	Very High	High
Sensitivity Analysis – 2	Stage 2 – 804 masl	Sunny Day	15	0	0	High	High
B – TSF/WRF2: Overtopping	Ultimate Dam 830 masl	Rainy Day	40	0	0	High	High

Source: KCB 2023

18.7.5	Seepage Treatment

The sub-drainage system for the El Domo Project has been designed to collect and manage seepage from the SWD, WRF1 and TSF/WRF2 facilities. Design seepage flows are based on the mean annual precipitation recorded at the El Corazón meteorological station, which is considered representative of the project area.

Design Basis

The analysis is based on the monthly precipitation data defined for the site-wide area in the Hydrological Study Update (KCB, 2023).

Darcy’s Equation

To size the required sub-drainage system, the simplified form of Darcy’s Law, together with the continuity equation, was applied as follows:

Notes:

▪	v is the seepage (discharge) velocity through the soil (m/s)

▪	k is the soil hydraulic conductivity (permeability coefficient) (m/s)

▪	i is the hydraulic gradient (dimensionless)

For simplification, the hydraulic gradient was assumed to be equal to the ground surface (topographic) slope. Considering a drainage cross-sectional area A (m²), the resulting sub-drainage flow Q can therefore be expressed as:

Notes:

▪	Q is the seepage flow through the soil (m³/s)

▪	A is the cross-sectional area of the drainage path (m²)

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Areas Distribution

The areas of saprolite and waste rock considered for the sub-drainage calculations at each facility are summarised in Table 18.13.

Table 18.13:      Area’s Distribution

Description	SWD Area (m²)	WRF1 Area (m²)	TSF/WRF2 Area (m²)
Saprolite area	281,200	107,000	-
Waste rock area	65,200	956,000	260,000

Source: KCB 2023

Infiltration Estimates

The hydraulic conductivities of the saprolite and waste rock materials used to estimate infiltration flow rates through the facilities were selected from the Sowers (1979) permeability classification, as summarised in Table 18.14.

Table 18.14:      Assumed Permeability

Description	Saprolite Permeability (m/s)	Rockfill Permeability (m/s)	Subdrainage Material Permeability (m/s)
Permeability	10-6	10-2	10-1

Source: KCB 2023

Ground Estimates

Groundwater inflows from underlying aquifers were estimated in the hydrogeological model for each facility based on the planned excavation depths. The resulting groundwater contributions are summarised in Table 18.15.

Table 18.15:      Groundwater Contributions from The Aquifer by Each Facility

Parameter	SWD (L/s)	WRF1 (L/s)	TSF/WRF2 (L/s)
Groundwater inflow	3	2	17

Source: KCB 2023

Result

Drainage Geometry

The sub-drainage trenches were originally designed with a trapezoidal cross-section wrapped in non-woven geotextile. During implementation, the El Domo Project elected to construct these drains as cast-in-situ reinforced concrete channels. The geometric design parameters (including cross-sectional shape, dimensions and hydraulic capacity) remain unchanged; only the lining/structural material has been modified from non-woven geotextile-lined earthworks to reinforced concrete. Flows from the trenches will be conveyed to the collection ponds through internal drain pipes to improve drainage efficiency. A typical drainage cross-section is shown in Figure 18.9. As-built containment structures downstream of the TSF and WRF2 are shown in Figure 18.10

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Figure 18.9:      Design of Containment Structures Located Downstream of the TSF and WRF2

Sources: KCB 2023

Figure 18.10:      As-Built Containment Structures Downstream of the TSF

Sources: El Domo Project

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Flow Estimates

Total sub-drainage flow rates were estimated by combining infiltration and groundwater (aquifer) contributions, as summarised in Table 18.16. Given the assumed material permeabilities and drainage capacities, runoff from the Probable Maximum Precipitation (PMP) event is assumed to infiltrate fully, as the drainage system has sufficient capacity to transmit the resulting flows.

Table 18.16:      Total Flow Rates

Facility	Description	Total Flow Rate (L/s)
SWD	Saprolite zone	20
SWD	Saprolite zone + rockfill zone	5
SWD	SWD area groundwater	3
SWD	Saprolite zone + rockfill zone + groundwater (total)	28
WRF1	Saprolite zone	8
WRF1	Saprolite zone + rockfill zone	7
WRF1	WRF1 area groundwater	2
WRF1	Saprolite zone + rockfill zone + groundwater (total)	17
TSF/WRF2	From WRF2 rockfill zone	19
TSF/WRF2	TSF/WRF2 area groundwater	17
All facilities	Total flow rate	36

Source: KCB 2023

Subdrainage Dimensions

The dimensions of the sub-drainage system are summarised in Table 9-16. Detailed layouts and sections for WRF1 are provided on Drawings D-2302, D-2303 and D-2304, and the corresponding details for the SWD are shown on Drawing D-3303.

Table 18.17:      Summary of Subdrainage Dimensions

Facility	Foundation Depth	Width (m)	Height (m)
SWD	0–5.0 m	0.7	0.7
SWD	>5.0 m	10'' diameter pipe
WRF1	0–1.0 m	0.7	0.7
WRF1	1.0–6.0 m	1.2	1.1
WRF1	>6.0 m	10'' diameter pipe
TSF/WRF2	Temporary drain (construction period)	0.5	0.5
TSF/WRF2	All stages	2.0 (minimum)	2

Source: KCB 2023

18.8	Site Communication

The process plant and remote terraces will be interconnected by a fibre-optic network to provide local telephone, internet and data services during operations. Day-to-day communications for operational personnel will rely primarily on hand-held radios and mobile phones using a local wireless service provider. A connection with a local provider will be established during the early works phase, including the installation of additional tower infrastructure near the mine site. Once the site network hardware and internet gateway are commissioned, a local wireless network will be used to provide Wi-Fi coverage across key facilities.

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In parallel with the installation of the overhead power distribution system, the feasibility of installing a dedicated fibre-optic internet line as part of the site infrastructure is being evaluated.

18.9	Surface Maintenance Workshop and Fuel Storage

The mine workshop terrace is sited on relatively flat ground suitable for servicing and logistical support of the haulage fleet. It is located away from the main waste-haul route to minimise interactions between heavy equipment and other traffic and thereby improve safety for both personnel and vehicles.

The terrace hosts the main mine workshop, a wash bay and a fuel storage and dispensing area. The workshop is a covered steel-frame building fitted with an overhead crane and a reinforced concrete floor with integrated service pits for heavy-equipment maintenance. The wash bay consists of open, elevated platforms built within a bunded containment area to capture wash water and potential spills.

The fuel storage area comprises open, bunded containment and fuelling pads. Freestanding fuel tanks, provided and maintained by the contracted fuel supplier, are installed within the containment area. The overall arrangement of the maintenance workshop and fuel storage area is illustrated in Figure 18.11.

Figure 18.11: Overall View of The Maintenance Workshop and Fuel Storage

Sources: DRA 2021

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18.10	Explosive Magazine

Drilling and blasting activities as well as facilities maintenance will be carried out by the mining contractor. Explocen is the only explosives supplier in Ecuador, with a monopoly in the market. They will be responsible for the delivery of explosives materials to the site.

Bulk explosives are not available in the country; therefore packaged explosives materials will be used. Tecnovoladuras S.A. & TGJA provides the following services within the Work Site:

1.	Design and construction of three powder magazines;

2.	Obtaining the authorization of explosives consumer for medium and large mining concessions in favor of CURIMINING and, if required by the competent authorities

3.	Obtaining the authorization for storage of the powder magazines.

18.11	Camp and Building

During construction, the Project will experience peak accommodation requirements for owner and contractor personnel. El Domo Project plans to provide an on-site construction camp with capacity for approximately 181 people. Contractors have been requested to include temporary accommodation and catering in their proposals for peak periods, and most have indicated a preference for off-site rented accommodation due to topographic constraints at site. Owner’s construction teams will also be housed in rented accommodation in nearby communities, managed by El Domo Project, and the existing Curimining canteen may be expanded to service the construction workforce. The on-site camp will provide limited accommodation for essential personnel during early works and construction. At the start of operations, these camp buildings are expected either to be converted to office and administration space or retained as an operations camp; the current capital cost estimates assume conversion to offices and do not include a separate new administration building. The location of the construction camp is shown in Figure 18.1.

An administration terrace will be developed to accommodate non-production staff who must be based on site. This terrace will initially support an administration and training building together with the temporary construction camp, both of which may be converted to permanent offices prior to the start of operations. If the camp facilities are retained as accommodation beyond construction, the administration terrace will be expanded as required to construct an additional office building that will also function as the main training centre. The terrace layout will include site access roads, a main gate, parking for approximately 20 vehicles and associated utilities.

The permanent camp has been conceptually planned for a design capacity of about 232 people, allowing for operational staffing, future growth and visitors. Accommodation will consist of a mix of detached lodging blocks for senior management and row-type dormitories for other staff, each with individual rooms including en-suite bathrooms. A multi-purpose complex building is planned to house offices (approximately 50 rooms of 20–30 m²), meeting rooms, control/monitoring facilities, archives and storage, as well as shared amenities such as canteen, recreation/fitness areas and library. Medical rooms may be provided either as a separate facility or integrated within the complex building. Covered sports grounds (combined basketball/football/volleyball courts) are envisaged to serve both as recreational facilities and as assembly areas for large site meetings involving owner and contractor personnel. Permanent camp water supply will be sourced from the construction camp high-level water tank, and standby power will be provided via connection to the construction camp generator plant. The canteen layout will allow for separate storage, preparation and dining areas for different cuisines.

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18.12	Security

The main site access road will function as the primary access control point to the mine. A gatehouse terrace will be developed to provide access control and induction facilities, and to house the security control room and associated offices. Other existing roads leading toward the site will be closed with security fencing and locked gates. To accommodate local community labour access, controlled entry at these locations will only be permitted under site security supervision and with mine transport provided from the access point. For safety and security reasons, unescorted or unsupervised civilian access to the site will not be permitted.

Because of the steep terrain, installing and maintaining continuous physical security barriers around the entire site is challenging; nonetheless, public and personnel safety remains a priority. The principal project terraces will be fenced, including safety-critical facilities such as the TSF and water collection ponds. A physical barrier fence will also be installed along the crest above the open pit wall to prevent inadvertent entry into the pit.

The project’s control and monitoring facilities will be incorporated into the multi-purpose complex building on the administration terrace, providing a centralised location for site supervision and security functions.

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19	Market Studies and Contracts

19.1	Commodity Prices

Neither El Domo, nor SRK has conducted a market study in relation to copper, lead and zinc concentrates which will be produced by the Mine. Each concentrate contains a mixture of copper, zinc, lead, silver and gold metal in varying saleable proportions. The metals in the concentrates are freely traded commodities on the world market for which there is a steady demand from numerous buyers.

Figure 19.1 below represent independent analyst, Consensus Market Forecasts (“CMF”) for the copper, gold, silver, lead, and zinc outlooks (in real USD), which was issued in December 2025. The commodity price forecasts are considered by SRK to reflect a reasonable outlook for the future as time being.

Figure 19.1: Outlook for Copper, Gold, Silver, Lead and Zinc Prices by CMF

Sources: CMF, released on 20 December 2025

Table 19.1 shows the prices for Gold, Silver, Copper, Lead, and Zinc. These commodity prices are dynamic and are derived from Consensus Market Forecasts, published by Consensus Economics Inc., to which SRK subscribes annually. The base pricing model applies data as of December 15, 2025. During the preparation of the technical report by SRK, the silver price increased significantly. SRK also referred to the price forecast released by CMF in March 2026, in which the silver prices for 2026 and 2027 reflect the near-term changes in early 2026. SVM ultimately recommended that, in the techno-economic analysis, the updated price forecast be used for the silver price in the first three years. Since the long-term price shows little difference from the December forecast for other metals price, the December forecast prices should continue to be adopted.

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Table 19.1:      Pricing Assumptions for Economic Analysis

Commodity	Units	2027	2028	2029	2030	2031	LTP
Gold	USD/oz	3,670	3,390	3,160	3,020	3,000	3,000
Silver	USD/oz	66.50	42.00	40.00	37.50	32.50	32.50
Copper	USD/t	10,400	10,450	10,350	10,300	9,700	9,700
	USc/lb	472	474	469	467	440	440
Lead	USD/t	1,950	1,950	1,900	1,950	2,000	2,000
	USc/lb	88	88	86	88	91	91
Zinc	USD/t	2,650	2,600	2,600	2,650	2,800	2,800
	USc/lb	120	118	118	120	127	127

Source: CMF, 15 December 2025; CMF, 16 March 2026

19.2	Concentrate Marketing

Prior to the acquisition by SVM, El Domo engaged third-party market study institution to conduct market research on concentrate products either before or during the feasibility study.

SVM stated that its latest offtake agreement was negotiated with a specific off taker to refine the terms. SRK understands that the offtake agreement may be adjusted according to market conditions; however, this agreement can serve as a fundamental reference for the sales of project products and is suitable to update the NSR and to evaluate for project revenue potentials.

SRK has summarized the payable metals in concentrate prices based on the discount method, which is notarized in the proposed long-term offtake agreement, as follows and Table 19.2:

▪	Copper metal is payable only in copper concentrate. The payable rule is split by Cu grade in the concentrate

–	Cu grade ≤20%: Payable rate = Lesser of 96.5% or 100%, with a 1.2% Cu deduction

–	Cu grade >20%: Payable rate = Lesser of 96.5% or 100%, with a 1.0% Cu grade deduction

▪	Lead metal is payable only in lead concentrate

–	Pricing Rule: Payable rate = Lesser of 95% or 100%, with a fixed 3% Pb grade deduction

▪	Zinc metal is payable only in zinc concentrate

–	Pricing Rule: Payable rate = Lesser of 85% or 100%, with a fixed 8% Zn deduction

▪	Silver metal is payable in all in all three concentrates. The payable factor is depending on the silver grade in the concentrate

–	Copper concentrate: No fixed weight deduction, rates scale with content.

–	Zinc concentrate has a fixed 3 oz Ag deduction.

–	Lead concentrate has a 50 g/t Ag deduction.

▪	Gold metal is payable in all in all three concentrates. The payable factor is depending on the silver grade in the concentrate

–	Copper concentrate gold rate rises with content (no deduction)

–	Zinc/lead concentrate have a fixed 1 g/t Au deduction, with rates increasing at higher content.

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Table 19.2:      Long-Term Concentrate Payables Applied to Estimates

Metal	Copper Concentrate			Zinc Concentrate			Lead Concentrate
	Concentrate Grade	Payable	Deduction	Concentrate Grade	Payable	Deduction	Concentrate Grade	Payable	Deduction
Payable Copper	≤20%	Lesser of 96.5% or 100%	1.20%
	>20%	Lesser of: 96.5% or 100%	1.00%
Payable Zinc					Lesser of 85% or 100%	8%
Payable Lead								Lesser of 95% or 100%	3%
Payable Silver	>30 g	90%		3 oz <>10 oz	70%	3 oz	>=50 g	Lesser of 95% or 100%	50 g
				>10 oz	75%	3 oz
Payable Gold	1 g <>3 g	90%		1 g <>7.5 g	70%	1 g	>1 g	Lesser of 95% or 100%	1 g
	3 g <>5 g	92%		>7.5 g	75%	1 g		100%	1 g
	5 g <>8 g	93%
	8 g <>10 g	94%
	10 g <>20 g	95%
	>20 g	96%

Sources: El Domo

Transport costs, refining and penalty costs for copper and zinc concentrates and lead concentrate are sourced from 2021 FS reflected the previously marketing study, which is presented in Table 19.3.

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Table 19.3:      Long-Term Expenses and Penalties Applied to Estimates

Category	Sub-Category	Terms
Transport (Inland, Shipping, Port Charges, Insurance) (Adventus ST, 2021)	Cu Concentrate	USD 71.74 / wmt concentrate
Pb Concentrate
Zn Concentrate
Treatment Charges	Cu Concentrate	USD 80 / dmt concentrate
	Pb Concentrate	USD 180 / dmt concentrate
	Zn Concentrate	USD 220 / dmt concentrate
Refining cost	Au	USD 5/oz in copper concentrate USD 15/oz in lead concentrate
	Ag	USD0.5/ oz in copper concentrate USD 1.5 / oz in lead concentrate
	Cu	USD0.08/ lb in copper concentrate USD 0.41/ lb in lead concentrate
	Pb	zero
Penalties	Cu Concentrate (Adventus ST, 2021)	Pb + Zn USD 3.00/dmt for each 1.0% Pb+Zn > 4.0%
As USD 3.00/dmt for each 0.10% As ≥ 0.20%
Sb USD 5.00/dmt for each 0.10% Sb ≥ 0.05%
Hg USD 2.00/dmt for each 10 ppm Hg ≥ 10 ppm
Cd USD 3.00/dmt for each 0.01% Cd ≥ 0.03%
	Pb Concentrate (Exen, 2021)	USD 2.00/dmt for each 1.0% Zn > 5.0%
As USD 1.50/dmt for each 0.10% As > 0.50%
Sb USD 1.50/dmt for each 0.10% Sb > 0.50%
Bi USD 1.50/dmt for each 0.01% Bi > 0.10%
Hg USD 2.00/dmt for each 10 ppm Hg > 50 ppm
	Zn Concentrate (Adventus ST, 2021)	Cd USD 1.50/dmt for each 0.1% Cd ≥ 0.3%

Sources: 2021 FS

19.3	Operational Contracts

SRK was provided 25 main contracts relating to construction, the total pricing is more than USD 26 million, which is detailed in Section 21.

The operational contracts are on the way of negotiation. However, SRK was informed the open pit stripping contractor, whose contract covers the stripping and mining works for construction and first 5 years operation.

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20	Environmental Studies, Permitting and Social or Community Impact

20.1	Environmental, Permitting, and Social or Community Review Objective

The objective of this due diligence review is to identify and or verify the existing and potential Environmental, Permitting, and Social or Community liabilities and risks, and assess any associated proposed remediation measures for the El Domo Project.

20.2	Environmental, Permitting, and Social or Community Review Process, Scope, and Standards

The process for verifying the environmental permitting and licensing compliance and operational conformance for the El Domo Project comprised a review and inspection of the projects’ environmental management performance against:

•	Ecuadorian national environmental regulatory requirements; and
•	World Bank/International Finance Corporation (IFC) environmental standards and guidelines, and internationally recognised environmental management practices.

The methodology applied for this environmental review of the Project consisted of a combination of documentation review, site visit and interviews with company technical representatives.

20.3	Environmental Regulatory Framework

Ecuador's mining law was ratified in 2009 (last amended March, 2026) and has since been revised multiple times. Holding a mining concession grants exclusive rights to explore, exploit, process, and market metallic minerals within the concession area. The law permits the transfer of concession ownership with approval from the Ministry of Energy and Non-Renewable Natural Resources (MENRNR). On August 14, 2025, the MERNNR was renamed as the Ministry of Environment and Energy according to the Executive Decree No. 94.

The Agency for the Regulation and Control of Energy and Non-Renewable Natural Resources (ARCERNNR) oversees mining concessions. ARCERNNR is empowered to supervise and enact administrative measures that foster the responsible and technical exploitation of mining resources, ensure equitable distribution of state benefits from their exploitation, and verify that mining rights holders meet their social and environmental responsibilities. On May 8, 2024, the President of Ecuador issued Executive Decree No. 256, splitting the original ARCERNNR into three independent departments. Mining Regulation and Control Agency (ARCOM) is responsible for regulating the mining sector, while the other two departments are responsible for electricity and oil and gas. ARCOM began operations in August 2024.

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The principal environmental laws that apply to the mining industry are the Constitution, the Mining Law, the Environmental Regulation for Mining Activities, the Unified Text of Secondary Environmental Legislation and the Water Use and Exploitation Act. In April 2017, the Ecuadorian Congress passed the Organic Environmental Code (CODA), which became effective on April 12, 2017. This code replaced all prior environmental laws and consolidated the majority of environmental matters into a single piece of legislation. In addition, the Organic Environmental Code (CODA) establishes the fundamental principles and legal framework for environmental governance, with its most recent update on December 21, 2021. Its implementing Regulation of the Organic Environmental Code (RCODA) operationalizes the CODA by specifying administrative procedures, technical standards, and enforcement mechanisms. RCODA primarily governs environmental management systems, the protection of environmental quality, ecosystem management, the integration of climate-related considerations, public participation procedures, and the investigation and sanctioning of environmental violations in Ecuador.

Environmental affairs related to mining in Ecuador are primarily managed by the mining sector authorization and the Ministry of Environment, Water and Ecological Transition (MAATE). The environmental authorization is classified according to the level of environmental impact of exploration or exploitation activities. Upon receiving prior authorization from the Ministry of Environment, Water, and Ecological Transition (the Ministry of Environment and Energy), the initial exploration period can extend up to four years, during which the Ministry issues an environmental registration. Upon advancing to the next stage of exploration and exploitation, the company must obtain an environmental license, which is granted following approval of an environmental impact study and management plan. The Ministry of Environment, Water, and Ecological Transition oversees these environmental licenses and assessments, ensuring that mining activities comply with environmental regulations and standards. On 14th August 2025, according to Ecuadorian Executive Decree No. 94, the MAATE was incorporated into the Ministry of Energy and Mines. The restructured ministry was renamed the Ministry of Environment and Energy (MAE), assuming the main responsibilities of the former MAATE while retaining functions related to energy, mining, and water resources.

The framework for permitting process of the project is shown in the Table 20.1 below:

Table 20.1:      Main framework for the permitting process

Main Permit	Legal Framework	Responsible Authority
Environmental License	Mining Law CODA	Ministry of Environment and Energy (MAE) - Environment
Certificate of non-affectation to water sources	Mining Law Ministerial Resolution No. MAAE-2021-023	MAE - Water
Water Permits: Industrial and Human Consumption	Mining Law Organic Law on Water Resources	MAE - Water
Use and management of chemical substances and hazardous waste	Regulation of the Organic Environmental Code (RCODA)	MAE - Environment
Technical Facilities for the installation of tailings dams	Ministerial Resolution No. MERNNR-2020-0043-AM	MAE & ARCOM (Mining Regulation and Control Agency)
Requirements for granting a permit to install a processing plant	Ministerial Resolution No. 18	MAE & ARCOM (Mining Regulation and Control Agency)
Prior Consultation	Constitution of the Republic of Ecuador	MAE - Mines
Environmental Consultation	RCODA	MAE - Environment
Archaeological Research Permits	Ley Orgánica de Cultura	Instituto Nacional de Patrimonio Cultural (INPC); Ministerio de Cultura y Patrimonio
Purchase, transportation and use of explosives	Ministerial Resolution N. 145. Ministry of National Defense	Armed Forces of Ecuador (FFAA)

Note: The Ministry of Environment, Water and Ecological Transition (MAATE) was changed to Ministry of Energy and Environment (MAE) on 14th August 2025.

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20.4	Permitting and Approvals

Ecuador's mining activities are subject to various permits and licenses at different stages. During the initial exploration phase, only an Environmental Registration is required. However, upon entering the advanced exploration phase or moving into the exploitation phase, obtaining an Environmental License becomes mandatory. The type of permit required varies depending on the specific activity planned. Table 20.2 below lists the main permits and license that reviewed by SRK as part of this review.

Table 20.2:      Main permits and license Reviewed by SRK

Permits	Reference Number	Issued Date	Issue Authority
Environmental License for Las Naves	MAATE-SCA-2024-0003-R	19-Jan-24	Ministry of Environment, Water and Ecological Transition (MAATE)
Environmental License for Las Naves, Las Naves 3 and Jordán 2 (Advanced exploration phase)	MAE-DNPCA-2011-1115	13-May-11	Ministry of Environment, Water and Ecological Transition (MAATE)
Approval of EIA and EMP for mining and processing	MAATE-SCA-2022-0011-O	27-May-22	Ministry of Environment, Water and Ecological Transition (MAATE)
Water License - human Use	No. 2233-2024.	26-Nov-25	Ministry of Environment, Water and Ecological Transition (MAATE)
Water License - Industrial Use	No. 2515-2018	28-Apr-20	Ministry of Environment, Water and Ecological Transition (MAATE)
Certificate of non-affectation to water sources	No.4537-2022	29-Sep-23	Ministry of Environment, Water and Ecological Transition (MAATE)
Registration as Hazardous Waste Generator	MAE-2020-DPAB-000286	14-Jan-20	Ministry of Environment, Water and Ecological Transition (MAATE)
Approval of the modification of the location of infrastructure	MAATE-DRA-2025-0273-O	10-Mar-25	Ministry of Environment, Water and Ecological Transition (MAATE)
Archaeological Research Permit for Curipamba El Domo	No.032.INPC. Z 5.2022	31-Dec-24 (Expired on 31-Dec-2025)	National Institute of Cultural Heritage

Note: The Ministry of Environment, Water and Ecological Transition (MAATE) was changed to Ministry of Energy and Environment (MAE) on 14th August 2025.

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20.5	Environmental Impact Assessment and Environmental License

The Regulation of the Organic Environmental Code provides more detailed provisions on environmental impact assessment (“EIA”) and environmental license, as outlined in the following clauses:

▪	Art. 431: The Competent Environmental Authority, through the Single Environmental Information System, will grant environmental administrative authorization for works, projects or activities of medium or high environmental impact, called environmental license.

▪	Art. 432: For the issuance of the environmental license, at least the presentation of the following documents will be required: a) Intersection certificate; b) Environmental impact study; c) Systematization report of the Citizen Participation Process; d) Payment for administrative services; and, e) Policy or guarantee for environmental responsibilities.

▪	Art. 433: The environmental impact study will be prepared in Spanish and must specify all the characteristics of the project that represent interactions with the surrounding environment. The characterization of the environmental conditions prior to the execution of the project, work or activity, the risk analysis and the description of the specific measures to prevent, mitigate and control the environmental alterations resulting from its implementation will also be presented. Environmental impact studies must be prepared by qualified and/or accredited environmental consultants, based on the formats and requirements established by the National Environmental Authority in the technical standard issued for this purpose.

In summary, only an Environmental Registration is required during the initial exploration phase. However, when advancing to the exploration phase or moving into the exploitation phase, an Environmental License becomes mandatory. An environmental impact assessment is mandatory prior to the commencement of any mining activity in Ecuador. Once the EIA process (including the citizen participation) is approved by the competent authority or the Ministry of Energy and Environment (MAE), the environmental license is issued by the MAE.

SRK has sighted an EIA report (April 2022) prepared for the exploitation and beneficiation phases of the El Domo Project. The EIA report states that the Ministry of Environment issued Resolution No. 509 on 3 May 2011, granting the environmental license for the advanced exploration phase of the Curipamba Sur 1 mining project which includes the mining areas of Las Naves (code 200508), Las Naves 3 (code 200629), and Jordan 2 (code 200652). On May 2022, the Ecuador government approved the EIA and Environmental Management Plan (MAATE-SCA-2022-0011-O) for exploitation and beneficiation phases. In addition, for the exploitation and beneficiation phases of mining area of Las Naves (code 200508), SRK has sighted the Environmental License (January 2024) that issued by MAATE. SRK reviewed above EIA report and concluded that the environmental study basically covered the main production facilities including open pit, processing plant and tailings storage facility.

20.6	Environmental and Social Aspects

20.6.1	Flora and Fauna

SRK believes that as the project advances to the construction and operation stages, it is necessary to conduct a comprehensive biodiversity baseline study. This study can serve as the foundation for biodiversity conservation and action plans during the project development.

According to the NI 43-101 Technical Report on the Feasibility Study for the Curipamba-El Domo Project, field studies to characterize the flora and fauna of the project area were conducted in 2019, 2020, and 2021. The vegetative cover predominantly consists of secondary forest, natural pastures, and moderately disturbed forests along rivers, streams, and estuaries. Additionally, there are some small, isolated remnants of natural vegetation in steep and high elevation areas. The dominant flora in the project area comprises grass species from the Poaceae family.

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The species discovered in the project area during the studies that are listed in the IUCN Red List include:

▪	A total of 12 vegetation species were recorded as either Endangered or Vulnerable according to the International Union for the Conservation of Nature (IUCN). These sensitive species showed very low abundance, often detected by only a single representative.

▪	A total of 137 bird species were recorded in the project area. Among them, two (2) species are considered either Vulnerable or Threatened by the IUCN, namely the Long-wattled Umbrella Bird (Cephalopterus penduliger) and the Ruddy Pigeon (Patagioenas subvinacea).

▪	A total of 40 mammal species were recorded within the project area. Among the mammal species identified, the Mantled Howler Monkey (Alouatta palliata) and the Greater Long-tailed Bat (Choeroniscus periosus) were the only two considered either Endangered or Vulnerable.

▪	In the project area, a total of 14 species of reptiles and 19 species of amphibians were identified. Among these, 2 reptile species and 10 amphibian species are classified as either Vulnerable or Endangered.

The feasibility study did not specify the geographic and temporal scope of these field studies. It is noted that the field studies were conducted in 2019, 2020, and 2021. However, it is unclear whether these surveys covered both the dry and wet seasons. In addition, given the time elapsed and potential changes in site conditions, further verification is required to confirm whether the existing baseline data remain valid. If significant changes have occurred, or if required by regulatory authorities, supplementary or updated baseline surveys may be necessary. The future construction and operation have the potential to affect biodiversity throughout the life cycle of the project, both directly and indirectly. The project should develop effective management measures to oversee land disturbance, protect habitats, and preserve populations of flora and fauna. The conceptual prevention and mitigation measures of impacts on flora and fauna have been incorporated into the management plan of the EIA report (April 2022). Except the measures proposed in the EIA, biodiversity management plan and biodiversity monitoring plan are also recommended to be implemented throughout the life of mine.

20.6.2	Water Management

The El Domo Project area is drained by dendritic catchments that flow into the Runayacu River, which later joins the Oncebí River and finally the Zapotal River. During the rainy season from December to May, peak flows in the Runayacu River can exceed 25 m3/s. In contrast, low flows from July to November are typically less than 1 m3/s. Domestic water sources will be isolated and collected either through piped systems or tank-and-truck methods, then directed to a central point for domestic water treatment. The supernatant from the TSF will serve as the primary water source for processing operations. However, SRK noted that the water balance report (November 2023) mentioned that given that the operation commences during the dry season, additional water sources may be necessary to supply the process during the initial dam construction stage. SRK suggests that the project adopts a sustainable water supply management strategy aimed at minimizing its effects on natural ecosystems, preventing aquifer depletion, and mitigating impacts on other potential water users.

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The feasibility study states that monthly sampling of surface water quality has been conducted at 27 locations since 2019. These stations were located both upstream and downstream points, facilitating comparison between baseline and operational data. Throughout the sampling period, most parameters have remained within Ecuadorian limits aimed at protecting water resources. However, there have been occasional instances of elevated levels of aluminum, as well as isolated occurrences of copper, iron, and zinc. Overall, the baseline surface water quality tends to be slightly alkaline with relatively low metal concentrations, although organic content levels are comparatively high.

The potential negative impacts of the El Domo Project to surface water and ground water are due to the indiscriminate discharge of untreated production and domestic wastewater. In addition, the mining activities may lead to the change of the groundwater table. The main wastewater pollution sources of the project include mine dewatering water, processing wastewater, tailings and waste rock leachate, wastewater from maintenance workshop, contact water of industrial site, domestic sewage, etc.

According to the feasibility study, the preliminary water quality modelling was conducted to predict the water quality during the operation phase. Water quality predictions indicate that the untreated effluent pumped from the open pit will be acidic, with pH ranging from 2.60 to 4.86, and will contain high levels of sulphate and metals. Parameters expected to exceed maximum effluent discharge limits include sulphate, aluminum, arsenic, cadmium, cobalt, iron, lead, manganese, and zinc. However, the input date of model derived off a limited lithological sample. SRK recommends conduct additional geochemical testing in the next project phase to enhance the understanding of potentially acid generating and non-acid generating lithologies, thereby improving water quality model predictions.

Following the requirements of the environmental license, Curimining S.A. conducted both surface water and groundwater monitoring. Surface water samples were collected by Curimining S.A. and sent to a government-accredited laboratory in Ecuador for physical and chemical analysis.

SRK reviewed the surface water monitoring reports of February, April, and July 2025, which covered upstream and downstream of the discharge outlet as well as 12 monitoring points. Key parameters monitored included metals and metalloids, inorganic compounds, organics, pH value, and TSS, and results were compared with the maximum limits set by environmental regulations. Based on the report (July 2025), metal ion concentrations in surface water were below the maximum limits, and inorganic compound and anion parameters were within legal standards. However, the reports from February and April 2025 showed that concentrations of aluminum, barium, cadmium, copper, iron, lead, and zinc in some samples exceeded the maximum allowable limit (0.1 mg/L). These elevated metal concentrations are related to their natural occurrence in the polymetallic ore deposit.

For groundwater monitoring, Curimining S.A. conducted 22 sampling activities at 17 monitoring points between 2020 and 2025 to evaluate groundwater quality. In April and May 2025, Curimining S.A. carried out groundwater monitoring at key points DOMO-W008-D and AGS_REG_01, with analyses performed by the Gruentec Cía. Environmental Chemistry Laboratory. According to the monitoring reports, no key pollutants such as cyanide were detected in the samples collected between 2020 and 2025. Additionally, the groundwater contained relatively high concentrations of calcium, magnesium, and potassium.

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Two wastewater treatment plants are proposed to be utilized onsite and there will be small treatment facilities to provide potable water for human consumption and treat domestic wastewater. Mine dewatering water will be pumped directly to the water treatment plant and subsequently discharged into a water pond, where it will naturally overflow into the natural valley drainage system. Contact water from the process plant, site infrastructure, waste rock dump 1 and Saprolite Dump will naturally flow into the TSF through channels to prevent ground seepage. Contaminated run-off from waste rock dump 2 will be directed into a collection pond at the downstream toe berm via drainage ditches. This water will undergo monitoring and can be discharged directly if suitable or pumped to the TSF.

SRK is of opinion that ongoing collection of baseline water quality data is essential to establish longitudinal baseline information for comparing discharge data. The Environmental Management Plan in the project's EIA includes monitoring plans for surface water, groundwater, and wastewater. This water monitoring plan is inclusive of parameters, frequency and applicable standards. Nonetheless, whether the number and location of these monitoring points are sufficient and appropriate still requires further study and improvement. SRK also recommends that water quality monitoring be undertaken upstream and downstream of the project area (including the tailings storage facility), and also any site water discharges.

20.6.3	Waste Rock and Tailings Management

The El Domo Project will have two WRDs on site for storing the waste rock. Both PAG and NAG waste rock requires separate storage to avoid water and soil contamination. WRD 1 is designed to dump PAG and unsuitable waste rock for construction. WRD 2 is used for the storage of suitable NAG material and established as the TSF embankment. In addition, there is a waste facility for storage of overburden and saprolite waste. The TSF is engineered to store tailings, temporarily hold excess water before it undergoes treatment and discharge, and to contain design flood events. The TSF will be lined with a geomembrane. Tailings, which are potentially acid-generating, and the associated risk of acid rock drainage will be managed in the TSF impoundment. This impoundment will be lined to minimize seepage. Continuous discharge of new tailings and alkaline supernatant over older tailings during operations aims to minimize sulfide oxidation in the tailings beaches by reducing exposure time. Given the potential for acid-generating waste rock from the project, it is recommended to establish a rational stacking strategy for future construction and operations to minimize the impact of acid rock drainage. For detailed designs of WRDs and TSF, as well as information on waste rock and tailings discharge volumes, please refer to the preceding mining and processing chapters. No geochemical characterisation of waste rocks or acid rock drainage assessment has been sighted as part of this review. During the site visit, SRK did not observe clear evidence of acid rock drainage.

20.6.4	Air and Noise Emissions

Baseline monitoring of air quality for the El Domo Project has been taken once during the rainy season and once during the drier season in each of 2019, 2020 and 2021. Fifteen monitoring points have been selected for air monitoring, covering parameters such as carbon monoxide, nitrogen dioxide, PM10, PM2.5. All monitoring results are within national regulatory limits. Noise baseline was also tested at 13 locations in the project area during the night in wet and drier seasons of 2019, 2020, and2021. All daytime noise measurements under baseline conditions met Ecuadorian standards. However, some locations exceeded the nighttime limit of 45 dB, likely due to natural background noise.

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The air emission sources for the El Domo Project are mainly from loading and unloading, waste rock dumping, ore stockpile, crashing, screening, generator operation and movement of vehicles and mobile equipment. Air pollutants management measures for the project proposed in the environmental management plan mainly comprise speed limits for vehicles and heavy equipment, covering canvas for trucks, irrigation of the roads, using dust suppression systems, etc. The environmental management plan also proposes some common noise control measures such as providing PPE to workers, using noise insulating screen, conducting blasting during the day, etc. SRK believes that these air pollution and noise control measures are standard management practices in the mining industry. SRK notes that the EIA report also includes air and noise monitoring plans, covering the construction, operation, and closure phases.

Adventus Mining engaged a third party in 2022 to perform an initial evaluation of carbon and greenhouse gas emissions for the El Domo Project, addressing Scope 1 and 2 emissions. The study concluded that the project's future carbon footprint is expected to benefit from the planned connection to the national power grid, which is over 80% supplied by renewable energy sources, its proximity to deep-water ports, and the solar factor for energy generation and plant growth.

Curimining S.A. engaged Ambienlab Servicios Ambientales y Laborales Cía. Ltda. to carry out air quality monitoring at 8 locations within its operational area from late July to early August 2025. The monitoring mainly covered PM10, PM2.5, SO2, CO, O3, NO2, and settleable particulates, with the results compared against the maximum permissible limits set by the Ecuadorian environmental regulation. Based on the monitoring result, the settleable particulates at the CUR-CA-04 monitoring point exceeded the maximum permissible limit, while other monitoring points were within the standards established by the Ecuadorian environmental regulation.

For environmental noise, Curimining S.A. also commissioned Ambienlab Servicios Ambientales y Laborales Cía. Ltda. to conduct assessments at 7 monitoring locations, with monitoring report issued in September 2025. According to the results, the highest daytime noise level was recorded at CUR-R-08 (49 dB), which is below the Ecuadorian regulatory maximum limit of 65 dB. However, during the nighttime period, noise levels at 5 monitoring points exceeded the maximum permissible limit of 45 dB.

No significant noise and dust emissions were observed during the site visit.

20.6.5	Hazardous Substances Management

Hazardous materials have the characteristics of corrosive, reactive, explosive, toxic, flammable and potentially biologically infectious, which pose a potential risk to human and/or environmental health. The hazardous materials will be generated mainly by the project’s construction, mining, and processing operations and include of hydrocarbons (i.e. fuels, waste oils, and lubricants) and oil containers, batteries, medical waste, etc. The leaks, spills or other types of accidental releases of hazardous materials may have negative impact on soils, surface water, and groundwater resources.

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The main hazardous materials for the El Domo Project’s operations will comprise the storage and handling of processing reagents, reagents containers, waste oil, waste oil drum, etc. No separate hazardous materials management plan has been sighted as part of this review. However, the environmental management plan for the El Domo Project includes a section relating to handling, storage and transportation of chemical products. The Feasibility Study states that the domestic, hazardous, and biological wastes will be appropriately stored on site and transported offsite for disposal at licensed facilities. Qualified third-party service providers will be engaged to handle the stabilization, transport, and final disposal of hazardous materials in accordance with applicable requirements.

SRK recommends that the collected waste oil, oil drums and reagents be stored with secondary containment which is in line with the recognised international industry management practices. Due to the use of cyanide in the processing, SRK also recommends that the cyanide purchase, transportation, handling/storage, use, equipment decommissioning, operation safety, emergency response, training, etc. should comply with the practical principles and standards of the International Cyanide Management Code.

20.6.6	Occupational Health and Safety

A well developed and comprehensive safety management system comprises site inductions, site policies, safe work procedures, training, risk/hazard management (including signage), use of personal protective equipment (“PPE”), emergency response process, incident/accident reporting, an onsite first aid/medical centre, designated safety responsibilities for site personnel, regular safety meetings and a work permit/tagging system. SRK reviewed the project's safety production management system, regulations of hygiene and safety, occupational health and safety plan, and emergency response plan for the EL DOMO Project, and concluded that the development of these plans complies with good international industry practice.

The company provided SRK with a summary of accident records for the Project covering the period from 2022 to 2024. The records indicate that one fatality occurred in September 2024. SRK recommends the company conduct safety record and develop incident analysis reports for the possible injuries in future. The proposed reports analysed the cause of injuries and identified measures to prevent a recurrence, which are in line with international recognized OHS accident monitoring practice.

20.6.7	Mine Closure and Rehabilitation

In Ecuador, mine closure is regulated under the Mining Law of Ecuador and the Environmental Regulations for Mining Activities (RAAM), with oversight by the MAE. The Mining Law requires operators to develop a Mine Closure Plan that addresses facility dismantling, rehabilitation of affected areas, and subsequent environmental risk management. The Mine Closure Plan should be submitted for approval to MAE (previously MAATE) and is subject to periodic review and updates to reflect any changes in project conditions or requirements. Additionally, all implementation costs associated with the plan must be integrated into the annual environmental management program to ensure effective resource allocation and compliance. The Environmental Regulations provide an operational framework, establishing that concession holders must fulfil environmental and financial responsibilities during closure. Key obligations include preparing and obtaining approval for a technically sound and fully budgeted closure plan, implementing remediation and long-term monitoring, submitting environmental declarations to authorities, providing financial guarantees to cover actual closure costs, and routinely updating the closure plan with relevant audits to ensure effective implementation.

Based on the Feasibility Study, the conceptual mine closure plan for the El Domo Project covers the open pit, tailings storage facility (TSF) and waste rock dump 2 (WRD 2), the saprolite waste facility and waste rock dump 1 (WRD 1), as well as the process plant and associated infrastructure.

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▪	Open Pit Closure: A permanent pit lake will be formed to improve water quality through passivation, with exposed areas sealed and rehabilitated. Water treatment and monitoring will continue until compliance is achieved, after which treatment facilities will be decommissioned and natural overflow discharge will occur.

▪	TSF and WRD 2 Closure: The TSF and WRD 2 will be closed using a dry cover and a closure spillway to reduce ponded water and limit infiltration. Seepage ponds will be breached, and potentially acid-generating waste rock will be encapsulated within non-acid-generating material to reduce long-term ARD risk.

▪	Saprolite Waste Facility Closure: Progressive closure will be implemented through surface grading and revegetation to reduce infiltration and manage runoff, with ongoing monitoring to confirm long-term stability.

▪	Process Plant and Infrastructure Closure: Process plant facilities will be dismantled, with equipment reused, sold, or properly disposed of. Concrete structures will be demolished, soils rehabilitated, and disturbed areas revegetated.

The EIA conducted in 2022 incorporates progressive mine closure and revegetation measures. The current closure plan is formulated based on project feasibility studies and aligns with guidelines from the International Council on Mining and Metals (ICMM). According to the EIA in 2022, essential closure measures comprise dismantling all unused mining and surface facilities, loosening and restoring soil in affected areas, carrying out revegetation with appropriate local species, and implementing erosion control measures. The plan ensures the safety and physical and chemical stability of special areas such as tailings facilities, together with the restoration of water bodies and soils. Continuous environmental and biological monitoring is conducted, along with community benefit projects, allowing for adjustments to rehabilitation based on monitoring results. Ultimately, these efforts aim to achieve environmental stability, ecological recovery, and sustainable community benefits.

20.6.8	Social Considerations

The El Domo Project is located approximately 150 km south-southwest of the capital city, Quito, and about 150 km north-northeast of Guayaquil, in the provinces of Bolivar and Los Rios. According to the Feasibility Study, a socio-economic study completed in 2021 identified local communities potentially affected by the exploration activities, all situated within the cantons and parish of Las Naves in the Bolivar Province.

Community housing in the area primarily consists of brick or cement block structures, with some made of wood or adobe. Most homes have access to public water infrastructure, while others rely on private wells or surface water sources. The main economic activities in the parish include agriculture, forestry, hunting, and fishing. An archaeological study in 2021 uncovered ceramic and lithic remnants attributed to the Chimbos-Tomabelas culture, with possible influences from the Puruhá and Milagro-Quevedo cultures, which were predominant in the region between approximately 500 and 1500 AD. SRK recommends that the mine should perform an archaeological impact assessment, and a preservation plan should be developed in collaboration with experts and local communities to protect the site, potentially adjusting mining plans to avoid or minimize impact.

Curimining conducted interviews with representatives of organizations, local governments, community leaders, and members of the public in affected communities to gauge their perception of the concessions. With some local exceptions, there is general support for the project at the exploration stage, as the community benefits from local employment. Further local infrastructure improvement and employment were the top comments regarding the advancement of mine development. According to a news release dated February 13, 2023, since 2021, Curimining has promoted participatory dialogue through community round tables led by INSUCO INTL, expanding to all regional communities in 2022. This initiative aims to engage local and regional stakeholders in addressing key community issues, including local and regional governance, community security, sustainable economic development, employment and local business development, and environmental sustainability.

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As part of its Environmental Management Plan, Curimining has also established community relations program built on transparency and communication. The company regularly informs the community and local authorities about project progress, manages environmental impacts, and collects and responds to community feedback to ensure all stakeholders are well-informed and involved in decision-making. At the same time, Curimining actively promotes the recruitment and training of local workers and businesses to support regional economic development. In addition, the company integrates environmental education and community-based monitoring activities to raise local environmental awareness and encourage direct community participation in environmental oversight.

SRK advises the project owner to develop and implement a stakeholder engagement plan, which should be customized based on project risks and impacts and development stages, as well as the characteristics and interests of affected communities. The plan should also include differential measures to ensure that stakeholders who are considered disadvantaged or weak can also participate effectively. Meanwhile, the project owner should establish a grievance mechanism for the affected communities to receive and resolve the issues and complaints raised by the affected communities on project environmental and social performance. The project owner should inform the affected communities about this mechanism during the participation of stakeholders. SRK also recommends that the project owner shall conduct detailed analysis on the concerns of stakeholders, design and implement a community sustainable development plan to ensure that local communities continue to participate in project construction and operation.

Based on a Social Due Diligence Review dated August 16, 2017, anti-development groups, including anti-mining factions often allied with indigenous groups, oppose industrial activities, especially extractive ones. Curimining experienced significant opposition, particularly from the NGO Acción Ecológica, which orchestrated the takeover of the Curimining camp in 2007 and another attempt in 2010, both supported by indigenous groups and resulting in legal actions against the leaders. Despite these challenges, the project's social strategies and government support have weakened these groups' influence, as locals observed minimal negative impacts from the project. However, the potential for renewed opposition persists, necessitating vigilant monitoring and adaptive management strategies for the project's future activities and expansion.

Curimining has been a strong supporter of the arts, culture, and sports in the project communities through various youth and adult programs for many years. Additionally, it partners with ESPOL University to offer training in electrical installations, telecom, civil works, health and safety, and food preparation to individuals from the local project communities. A mine operator training program is also being executed in partnership with the Stracon-Ripconciv Joint Venture and the Universidad Técnica Particular de Loja. The company promotes local suppliers and service providers to foster sustainable economic development in the region. SRK recommends that the company continuously improve its public participation and grievance mechanisms to ensure ongoing community engagement. This ensures the company receive and address specific concerns raised by affected persons or members of host communities in a timely fashion.

According to the client information, El Domo is the only industrial and mining project in Ecuador to have completed an environmental consultation process with 98% community approval for the issuance of the environmental license, and that this process was validated by the highest court in human rights matters in Ecuador. SRK has sighted a table which summarizes the company’s 2025 social responsibility and community relations program, focusing on communities within the Areas of Direct Social Influence. It outlines planned initiatives aimed at supporting sustainable community development, including the implementation of community development programs, maintenance of local infrastructure and access roads affected by project activities, improvement of access to safe drinking water in 2024 for the communities in Las Naves canton, and support for cultural and traditional events. Overall, the programs are designed to enhance community well-being, strengthen social cohesion, and maintain constructive long-term relationships with local stakeholders.

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21	Capital and Operating Costs

This section summarizes the Capex and Opex. The El Domo Project is currently in peak construction, targeting first production in the second half of 2027. It has a planned 13-year mine life, which includes a 1.5-year construction period that began in 2026. Following the official government approval to transition from exploration to development, full-scale infrastructure construction has formally started under a contract with China Railway 14th Bureau Group Ecuador Company.

The initial Capex for the project development and infrastructure setup is based on the current construction contracts and engineering designs. Sustaining Capex, such as pre-stripping and general sustaining are also estimated. Because El Domo is a development project and not yet producing, Opex forecasting is based on technical studies and planned operational designs. All the Capex and Opex are estimated in USD by the mine management.

21.1	Capital Expenditure

21.1.1	Summary

The total LOM Capex for the El Domo Project is estimated at USD 373.46 million. The LOM Capex is divided into three main categories: Initial Capex, Sustaining Capex, and Closure Cost. The majority of the capital investment is allocated to the initial peak construction period in 2026 and 2027. A summary breakdown of the LOM Capex is presented in Table 21.1, and the annual expenditure forecast is illustrated in Figure 21.1.

Table 21.1:      Summary of Capex for El Domo Project

Item	Unit	LOM Total
Initial Capex	USD Million	283.68
Project Construction Cost	USD Million	188.84
Imported Equipment Procurement	USD Million	42.39
Owner's Cost	USD Million	35.40
Contingency (10%)	USD Million	17.05
Sustaining Capex	USD Million	72.48
Capitalization Stripping	USD Million	12.48
General Sustaining	USD Million	60.00
Closure Cost	USD Million	17.30
Total	USD Million	373.46

Sources: El Domo Mine, summarized by SRK

Notes: Any differences between totals and sum of components are due to rounding

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Figure 21.1: Capex Investment Plan over LOM

Sources: El Domo Mine, summarized by SRK

21.1.2	Initial Capex

The Initial Capex for the El Domo Project over the LOM includes Project Construction Cost, Imported Equipment Procurement, Owner's Cost, and a 10% Contingency. The total initial capital required is estimated at USD 283.68 million. This expenditure is allocated across the peak construction period, with USD 176.45 million planned for 2026 and the remaining USD 107.23 million for 2027. The initial Capex over LoM is presented in Table 21.2.

Table 21.2:      Initial Capex over LOM

Item	Unit	LOM Total	2026	2027
Project Construction Cost	USD Million	188.84	121.75	67.09
Imported Equipment Procurement	USD Million	42.39	26.70	15.69
Owner's Cost	USD Million	35.40	17.94	17.46
Contingency (10%)	USD Million	17.05	10.05	6.99
Total	USD Million	283.68	176.45	107.23

Sources: El Domo Mine, summarized by SRK

Project Construction Cost

The Project Construction Cost is estimated at USD 188.84 million over the LOM. This budget covers all major physical site development, civil works, and infrastructure installations required prior to commercial production. The overall estimate incorporates a 15% Value Added Tax (VAT) provision of USD 25.01 million.

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A breakdown of the major cost components is detailed below:

▪	Major Contracts (61%): The bulk of the construction budget is allocated to initial site development. Package 1, executed by China Railway Construction Corporation (CRCC), accounts for USD 54.51 million (29%) and encompasses the majority of surface facility civil works. This includes the Tailings Storage Facility (TSF), intercepting ditches, waste dumps, topsoil stockpiles, and temporary camp construction. It also covers site preparation and earthworks for the process plant and the permanent camp. Pre-stripping development (Package 2) accounts for USD 34.78 million (18%). The construction and assembly of the processing plant (Package 3) require USD 25.37 million (13%); this package covers only construction.

▪	Power Infrastructure (12%): Site-wide electrification totals USD 22.82 million. This infrastructure comprises the external power transmission line, the installation of nine 14MW backup generator sets, and on-site power distribution facilities.

▪	Site Facilities and Road Network (8%): Essential support infrastructure and road wroks total USD 15.02 million. includes the permanent workers' camp and two water treatment plants. The road network ensures safe site logistics, encompassing main access road upgrades and maintenance, as well as the construction of East and West bypass roads.

▪	TSF Support and Ancillary Activities (6%): This category totals USD 11.27 million. Third-party technical oversight for the TSF is accounted for, covering the Engineer of Record (EoR), CQA teams, and construction supervision. The remaining capital is allocated to environmental management and rehabilitation, land acquisition, and other minor site projects.

Equipment Procurement

The Imported Equipment Procurement cost is estimated at USD 42.39 million over the LOM. This budget covers the purchase, transportation, and taxation of all major machinery and local materials needed to build and equip the operation. The overall estimate incorporates a 15% Value Added Tax (VAT) provision of USD 5.90 million.

A breakdown of the major cost components is detailed below:

▪	Imported Equipment (59%): The core of the procurement budget is allocated to the direct purchase of major, long-lead machinery and equipment for the processing plant and overall site operations, estimated at USD 25.22 million.

▪	Local Procurement (17%): An allocation of USD 6.60 million is dedicated to purchasing local materials and supplies. This budget includes a built-in contingency to ensure local supply chains can reliably support ongoing construction and installation activities.

▪	Logistics and Import Taxes (11%): This category totals USD 4.67 million. This encompasses all necessary transportation and handling for the imported machinery, including sea freight, inland transportation, insurance, warehousing, and customs clearance, as well as the applicable import duties.

Owner's Cost

The Owner's Cost is estimated at USD 35.40 million over the LOM. This budget covers the company's direct expenses for managing, administering, and overseeing the project as it transitions through development into active production. The overall estimate incorporates a base contingency allowance of USD 2.21 million and a Value Added Tax (VAT) provision of USD 2.84 million.

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A breakdown of the major cost components is detailed below:

▪	Personnel and Administration: The largest single expense within this category is site administration, driven primarily by payroll requirements at USD 13.16 million. This allocation also comprehensively covers camp and office operations, food catering, utilities, supplies, and general rentals.

▪	Security (Liderman, Army & Police): A significant portion of the budget is dedicated to robust site security at USD 5.19 million, which includes coordination with private contractors, the army, and police.

Contingency

An overall project contingency of 10%, is estimated at USD 17.05 million, has been applied to the Initial Capex estimate. This allowance is provided to account for unallocated costs, pricing fluctuations, and unforeseen site conditions encountered during the construction and commissioning phases.

21.1.3	Sustaining Capex

The Sustaining Capex for the El Domo Project is estimated at USD 72.48 million, which is divided into two categories:

▪	Capitalized Stripping: Stripping cost is capitalized as Sustaining Capex when the planned strip ratio exceeds the LOM average strip ratio. When the planned strip ratio is below the LOM average, the cost is recognized as Opex. This deferred stripping approach ensures the capitalization of excess stripping costs required to access future ore. Stripping prior to commercial production is excluded from sustaining Capex and is capitalized under initial Project Construction Cost (Package 2).

▪	General Sustaining: The budget covers ongoing site maintenance, infrastructure repairs, and equipment replacement during the LOM. It is estimated USD 6.00 million annually and reducing to USD 3.00 million annually for the last two years of the LOM.

21.1.4	Closure & Reclamation Capex

The total Closure Cost is forecast at USD 17.30 million. This expenditure is scheduled across two phases, beginning with an annual allocation of USD 0.80 million during the full production years for progressive closure activities. Towards the end of the mine life, the annual cost increases to USD 2.50 million to cover decommissioning and site rehabilitation.

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21.2	Operating Costs

The total estimated LOM operating cost is USD 416.29 million, resulting in an average unit cash cost of USD 58.39./t-milled. The cost estimates and contracted rates provided by the client are summarized in Table 21.3.

Table 21.3:      Summary of Estimated Unit Cash Opex

Item	Unit Cost Assumption	Average Unit Cost (USD/t-milled)	Total Cost over LOM (USD Million)
Mining Cost	1.71 (USD/t-ore)	1.71	12.19
Stripping Cost	2.20 (USD/t-waste)	16.44	117.21
Processing Cost	25.00 (USD/t-milled)	25.00	178.23
Water Treatment	3.66 (USD/t-milled)	3.66	26.09
SG&A costs	14.00 (USD/t-milled)	11.58	82.56
Total	N/A	58.39	416.29

Sources: El Domo Mine, summarized by SRK

Note: SG&A schedule varies in the late stages of the mine life

The operational cost components are detailed below:

▪	Mining and Stripping: Estimated at USD 1.71/t-ore and USD 2.20/t-waste. These rates are based on quotes received from mining contractors. The cost includes drill and blast, load and haulage, pit dewatering, equipment operation, road maintenance, fuel, personnel, technical services, and fixed costs.

▪	Processing: Estimated at USD 25.00/t-milled. This operational budget covers all comminution and processing activities, including manpower, power, reagent consumption, grinding media and mill liners, mechanical maintenance, laboratory analytical services, and the operation of mobile equipment.

▪	Water Treatment: Estimated at USD 3.66/t-milled. This cost is based on preliminary plant designs and water quality modeling, which includes the required manpower, power, and reagent consumption. It covers the operation and maintenance of the water treatment plants for both the open pit and TSF, as well as sedimentation ponds, diversion systems, pumps, and pipelines.

▪	General and Administration (G&A): Estimated at a base rate of USD 14.00/t-milled. After 2034, this allocation changes to a fixed USD 5.00 million per year. In the final year of production, it reverts to the unit cost methodology, resulting in a USD 2.08 million expense. The cost includes labor, corporate costs, site costs, and support functions.

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22	Economic Analysis

The economic analysis presented in this section is based only on the results of the technical review provided above and some key assumptions. It is provided for technical evaluation and Mineral Reserve estimation purposes only.

The economic analysis of the was conducted using conventional Discounted Cash Flow techniques. It is important to note that the purpose of this analysis is solely to demonstrate the economic viability of the Project. The derived NPVs do not indicate the fair market values or the profitability of the Project. The estimated cash flows and NPVs were presented on an after-tax basis, and financing costs were not considered.

The Net Present Value was determined from the project's cash flow using an 8% discount rate as the base case. Since the Project is ongoing, there is no Internal Rate of Return or payback period due to the absence of initial Capex. Additionally, a sensitivity analysis was performed to examine the effects of changes in Capex, Opex, and pricing.

22.1	Principal Assumptions

The cash flow estimate includes only the revenue, costs, taxes, and other factors directly associated with El Domo Project. The assumptions are as follows:

▪	The ROM and finial products of El Domo Project, which are lead, zinc, and copper concentrates, are based on the LOM schedule.

▪	The local currency for El Domo Project is USD and is used for technical-economic analysis.

▪	Annual gross revenue is calculated by applying the forecasted metal prices and payable metal percentages from contracts to the annual recovered metal for each operating year.

▪	SRK does not consider future inflation nor currency and cost fluctuations; the cost remains constant over the LOM.

▪	Financing is assumed to be on a 100% equity basis; no debt or related financing costs have been included in the technical-economic analysis.

▪	Corporate obligations and financing costs are not considered.

▪	Exploration Capex, which is aimed at discovering additional Mineral Resources that are outside the Mineral Reserves estimates, is not considered during this analysis.

▪	No salvage value has been included in the technical-economic analysis.

▪	Working capital will be fully recovered at the end of LOM.

▪	The reference date or effective date is December 31, 2025.

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22.1.1	LOM Physical

The mine production and key technical inputs parameters are described in the previous section. The summary of the key physical assumptions is presented in Table 22.1.

Table 22.1:	LOM Physical Inputs for Economic-Analysis

Item	Unit	LOM Total or Average
Physical
Mineral Reserves	Mt	7.1
Ag Grade	g/t	47.82
Pb Grade	%	0.26%
Zn Grade	%	2.63%
Cu Grade	%	1.93%
Capacity (average over stable production)	ktpa	666
Mine life	yrs	13
Processing
Pb Concentrate
Cu Recovery	%	1.9%
Au Recovery	%	0.7%
Ag Recovery	%	2.5%
Pb Recovery	%	21.5%
Zn Recovery	%	0.3%
Pb Grade	%	20.6%
Zn Concentrate
Cu Recovery	%	-
Au Recovery	%	16.3%
Ag Recovery	%	32.5%
Pb Recovery	%	11.9%
Zn Recovery	%	82.2%
Zn Grade	%	53.5%
Cu Concentrate
Cu Recovery	%	87.8%
Au Recovery	%	41.4%
Ag Recovery	%	32.6%
Pb Recovery	%	48.4%
Zn Recovery	%	10.1%
Cu Grade	%	25.4%

Sources: LOM Physical Inputs for Economic Analysis

22.1.2	Tax and Royalties

The tax, government charges, and royalties for El Domo Project are mainly corporate income tax, resource tax, which is in term of royalties, and value added tax (“VAT”).

▪	Standard Corporate Tax

The standard corporate tax rate is 25% of taxable income. The Company signed an investment agreement with the government in 2025, under which it is entitled to a reduced corporate income tax rate of 20%.

▪	Profit Sharing Tax

Levied at 15% on taxable income, distributed as 3% to workers and 12% to the State. This tax is fully deductible prior to determining the Standard Corporate Tax basis.

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▪	Royalties

–	Government of Ecuador: A 4% royalty payable to the Government of Ecuador. Applicable royalty bracket is calculated on gross sales of minerals. Royalties are applied on net sales revenue.

–	Altius Mineral Corporation: A 2% Net Smelter Return royalty payable to Altius Mineral Corporation.

▪	Value Added Tax

Industrial minerals prices include a VAT, which is 12% of sales. The company is allowed to deduct the VAT paid for the production costs. The final VAT payable will be the basis for paying other surtaxes and fees. SRK used the following simplified formulas to calculate the VAT payable:

–	VAT received = total sales revenue/(1+12%) × 12%;

–	VAT paid = VAT received × 15% Opex × 12%; and

–	VAT payable = VAT received – VAT paid.

22.1.3	Depreciation

The capital and sustaining expenditures, including development costs, have been depreciated on a unit production basis. The assumed depreciation follows the straight-line method over a period of 10 years.

22.1.4	Working Capital

Working capital is the capital needed to fund operations before revenue is received from the finished product. Working Capital requirements are estimated based on industry benchmarks. Both Debtor Days and Creditor Days are set at 30 days. Over the project's life, the working capital nets to zero.

22.2	DCF Projection

The key economic results from the technical-economic model are shown in Table 22.2.

Table 22.2:	LOM Key Economic Results

Item	Unit	Value
Production Start date	Date	H2 2027
Valuation date	Date	1-Jul-26
Discount rate	%	8.0
Net Present Value, pret-tax	USD M	759
Net Present Value, post-tax	USD M	573
IRR	%	45%
Payback	in year	3

Sources: SRK

The projection for Project operation shows a positive economic prospect. At a discount rate of 8%, the NPV of the Project is USD 573 million. The sensitivity of NPV against discount rate is presented in Figure 22.2. The annual cash flows are presented graphically in Figure 22.1 and in tabular form in

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Table 22.3: LOM Production and Cash Flow Forecast

Operating costs		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Mining	USDm	129	-	8.2	16.5	16.5	16.5	16.5	16.5	16.5	6.6	6.8	3.7	3.6	1.6
Processing	USDm	204	-	9.5	19.1	19.0	19.0	19.0	19.0	19.1	19.1	19.1	19.0	19.1	4.3
S&GA	USDm	83	-	4.7	9.3	9.3	9.3	9.3	9.3	9.3	5.0	5.0	5.0	5.0	2.1
Total	USDm	416	-	22.4	44.9	44.8	44.8	44.8	44.8	44.9	30.7	30.8	27.8	27.7	7.9
Royalties	USDm	460	-	22.4	60.2	61.2	50.3	34.0	43.5	32.5	38.7	33.7	43.3	35.7	4.3
Total (incl. royalties)	USDm	876	-	44.8	105.1	106.0	95.1	78.8	88.3	77.3	69.4	64.5	71.1	63.4	12.2

Capital costs		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Initial Capex	USDm	284	176.5	107.2	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capex - Mining	USDm	72.5	-	6.5	7.2	7.2	7.2	7.2	7.2	6.1	6.0	6.0	6.0	3.0	3.0
Closure	USDm	17	-	-	0.8	0.8	0.8	0.8	0.8	0.8	2.5	2.5	2.5	2.5	2.5
Total	USDm	373	176.5	113.7	8.0	8.0	8.0	8.0	8.0	6.9	8.5	8.5	8.5	5.5	5.5
	USDm

Unit costs		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Mining	USD/t mined	18.2	-	24.8	24.8	24.8	24.8	24.8	24.8	24.8	9.9	10.2	5.6	5.5	10.7
Processing	USD/t milled	28.7	-	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7
S&GA	USD/t milled	11.6	-	14.0	14.0	14.0	14.0	14.0	14.0	14.0	7.5	7.5	7.5	7.5	14.0
Total	USD/t	58.4	-	67.4	67.4	67.4	67.4	67.4	67.4	67.4	46.1	46.4	41.8	41.6	53.4

Cash flow		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Net revenue	USDm	2,795	-	136.5	365.1	371.1	305.6	208.3	264.9	199.0	234.7	204.8	262.1	216.3	26.4
Operating costs	USDm	(416)	-	(22.4)	(44.9)	(44.8)	(44.8)	(44.8)	(44.8)	(44.9)	(30.7)	(30.8)	(27.8)	(27.7)	(7.9)
Royalties	USDm	(460)	-	(22.4)	(60.2)	(61.2)	(50.3)	(34.0)	(43.5)	(32.5)	(38.7)	(33.7)	(43.3)	(35.7)	(4.3)
Closure Costs	USDm	(17)	-	-	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)
Change in net working capital	USDm	0	-	(9.4)	(17.6)	(2.0)	5.2	8.4	(3.9)	5.0	(3.7)	2.2	(4.7)	3.3	14.3
Capex	USDm	(373)	(176.5)	(113.7)	(7.2)	(7.2)	(7.2)	(7.2)	(7.2)	(6.1)	(6.0)	(6.0)	(6.0)	(3.0)	(3.0)
Profit Sharing Tax	USDm	(249)	-	(9.4)	(34.9)	(35.9)	(28.0)	(16.1)	(23.4)	(15.3)	(21.8)	(18.2)	(26.0)	(20.5)	-
Tax paid	USDm	(283)	-	(10.7)	(39.5)	(40.7)	(31.7)	(18.2)	(26.5)	(17.4)	(24.7)	(20.7)	(29.5)	(23.2)	-
Free Cash Flows	USDm	996	(176.5)	(51.4)	160.1	178.4	148.0	95.6	114.9	87.1	106.6	95.1	122.3	107.1	22.9

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Economic Analysis ▪ FINAL

Figure 22.1:      Cash Flow Profile

Sources: SRK

Figure 22.2:      El Domo Project NPV versus Discount Rate

Sources: SRK

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Economic Analysis ▪ FINAL

Table 22.3:      LOM Production and Cash Flow Forecast

Operating costs		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Mining	USDm	129	-	8.2	16.5	16.5	16.5	16.5	16.5	16.5	6.6	6.8	3.7	3.6	1.6
Processing	USDm	204	-	9.5	19.1	19.0	19.0	19.0	19.0	19.1	19.1	19.1	19.0	19.1	4.3
S&GA	USDm	83	-	4.7	9.3	9.3	9.3	9.3	9.3	9.3	5.0	5.0	5.0	5.0	2.1
Total	USDm	416	-	22.4	44.9	44.8	44.8	44.8	44.8	44.9	30.7	30.8	27.8	27.7	7.9
Royalties	USDm	460	-	22.4	60.2	61.2	50.3	34.0	43.5	32.5	38.7	33.7	43.3	35.7	4.3
Total (incl. royalties)	USDm	876	-	44.8	105.1	106.0	95.1	78.8	88.3	77.3	69.4	64.5	71.1	63.4	12.2

Capital costs		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Initial Capex	USDm	284	176.5	107.2	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capex - Mining	USDm	72.5	-	6.5	7.2	7.2	7.2	7.2	7.2	6.1	6.0	6.0	6.0	3.0	3.0
Closure	USDm	17	-	-	0.8	0.8	0.8	0.8	0.8	0.8	2.5	2.5	2.5	2.5	2.5
Total	USDm	373	176.5	113.7	8.0	8.0	8.0	8.0	8.0	6.9	8.5	8.5	8.5	5.5	5.5
	USDm

Unit costs		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Mining	USD/t mined	18.2	-	24.8	24.8	24.8	24.8	24.8	24.8	24.8	9.9	10.2	5.6	5.5	10.7
Processing	USD/t milled	28.7	-	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7
S&GA	USD/t milled	11.6	-	14.0	14.0	14.0	14.0	14.0	14.0	14.0	7.5	7.5	7.5	7.5	14.0
Total	USD/t	58.4	-	67.4	67.4	67.4	67.4	67.4	67.4	67.4	46.1	46.4	41.8	41.6	53.4

Cash flow		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Net revenue	USDm	2,795	-	136.5	365.1	371.1	305.6	208.3	264.9	199.0	234.7	204.8	262.1	216.3	26.4
Operating costs	USDm	(416)	-	(22.4)	(44.9)	(44.8)	(44.8)	(44.8)	(44.8)	(44.9)	(30.7)	(30.8)	(27.8)	(27.7)	(7.9)
Royalties	USDm	(460)	-	(22.4)	(60.2)	(61.2)	(50.3)	(34.0)	(43.5)	(32.5)	(38.7)	(33.7)	(43.3)	(35.7)	(4.3)
Closure Costs	USDm	(17)	-	-	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)
Change in net working capital	USDm	0	-	(9.4)	(17.6)	(2.0)	5.2	8.4	(3.9)	5.0	(3.7)	2.2	(4.7)	3.3	14.3
Capex	USDm	(373)	(176.5)	(113.7)	(7.2)	(7.2)	(7.2)	(7.2)	(7.2)	(6.1)	(6.0)	(6.0)	(6.0)	(3.0)	(3.0)
Profit Sharing Tax	USDm	(249)	-	(9.4)	(34.9)	(35.9)	(28.0)	(16.1)	(23.4)	(15.3)	(21.8)	(18.2)	(26.0)	(20.5)	-
Tax paid	USDm	(283)	-	(10.7)	(39.5)	(40.7)	(31.7)	(18.2)	(26.5)	(17.4)	(24.7)	(20.7)	(29.5)	(23.2)	-
Free Cash Flows	USDm	996	(176.5)	(51.4)	160.1	178.4	148.0	95.6	114.9	87.1	106.6	95.1	122.3	107.1	22.9

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Economic Analysis ▪ FINAL

22.3	Sensitivity Analysis

SRK conducted a single-factor sensitivity analysis for the El Domo Project to determine which factors significantly impact its economics when considered independently. The analysis focused on metal prices, Capex, and Opex, each tested within a ±30% range. The results showed that the Project is most sensitive to changes in metal prices and least sensitive to variations in Capex. Results of the sensitivity tests are presented in Table 22.4 and Figure 22.3.

Table 22.4:      Sensitivity Analysis Result (@8% Discount Rate)

Variance	Price	Opex	Capex
	NPV @ 8% annual discount rate (USD Million)
30%	905	519	490
25%	850	528	504
20%	794	537	517
15%	739	546	531
10%	684	555	545
5%	628	564	559
0%	573	573	573
-5%	518	582	587
-10%	462	591	601
-15%	407	600	614
-20%	351	609	628
-25%	296	618	642
-30%	241	627	656

Figure 22.3:      Sensitivity Spider Chart (8% Discount Rate)

It can be seen that the changes in prices have the greatest impact on the El Domo Project’s NPV, while Opex and Capex have smaller effects.

To clarify the effects of prices on the El Domo Project’s NPV, SRK estimated that the break-even price (NPV=0, at 8% discount rate) is around a change of -52% from the base scenario prices used in the model, i.e. if the price drops to about 48% of the forecasting price, the El Domo Project NPV will become negative.

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Adjacent Properties ▪ FINAL

23	Adjacent Properties

There are several active properties in proximity to the Curipamba project (Figure 23.1). The Pegasus Project, a joint venture project between Anglo American PLC (Anglo) and Luminex Resources Corp. is the largest project in proximity to the Curipamba Project. The Pegasus Project consists of two (2) contiguous properties totalling 676.4 km²; Pegasus A, which is 5.5 km north of the Curipamba property, and Pegasus B, three kilometres to the east. In 2018, Anglo signed an earn-in agreement with Luminex (the property owner) giving Anglo the right to earn a 60% ownership interest in the property through expenditures of US$57.3 M between 2018 and 2025 (US$50 M to be invested in exploration on the project and US$7.3 M of staged cash payments). Anglo has the right to earn an additional 10% ownership by funding of the required work to advance the project to a mining decision (Luminex Resources Corp., 2018). In September 2021, Anglo had met the 25% ownership threshold (Luminex Resources Corp, 2021). In 2019, an airborne Z-Tipper Axis Electromagnetic survey was flown primarily over Pegasus A, totalling approximately 2,000 line kilometres. There was also a program of field mapping and geochemical sampling. Several copper porphyry targets were defined from these programs. Anglo plans to follow up with drilling in 2022 (Luminex Resources Corp., 2020).

10 km east of the Curipamba project is Sol Gold’s Salinas project. The project consists of four (4) concessions, totalling 188 km². The project is 100% owned by Sol Gold, through the Valle Rico Resources S.A. subsidiary. The project is considered prospective for gold-silver-copper epithermal and copper-gold porphyry mineralization. The property was previously drilled by Rio Tinto, returning 74.5 m at 2.0 g/t Au and 137 g/t Ag, including 39.5 m at 3.3 g/t Au and 168 g/t Ag. Mineralisation is hosted in structurally controlled hydrothermal volcanic breccias. A hypogene covellite-enargite chalcocite arsenopyrite paragenesis of phases suggests a nearby larger Cu-Au porphyry system (Sol Gold PLC, 2021). The property is currently considered a priority target for Sol Gold’s regional exploration program.

Immediately south of the Sesmo Sur target is a kaolinite mine operated by Edesa S.A., a ceramics company based in Quito (Edesa S.A., 2021). The mine extracts kaolinite and feldspar. The mine is located within an extensive hydrothermally altered rhyolite porphyry (Beate, 2007).

A large property block 22 km south of Curipamba is owned by the Yankuang Group. Early exploration including geophysics, drilling, mapping and geochemical is listed on the company website, though no details are provided (Yankuang Group, 2021).

There are also several smaller properties owned by Codelco (Corporación Nacional del Cobre, Chile) in proximity to the Curipamba project, however details on these properties are not provided (Codelco, 2021).

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Adjacent Properties ▪ FINAL

Figure 23.1: Adjacent Properties

EL DOMO
Kaolinite Mine
Quevedo
San Carlos
Ventanas
Zapotal
Guaranda
Echeandia
Caluma
San Luis de Pambil
Facundo Vela
Ramon Campaña
Tingo
Pilalo
Zumbahua
CERRO QUISPICACHA
CERRO HUAYRAPATA
San Simón
San José de Chimbo
San Miguel
San Pablo de Atenas
Legend
ADVENTUS
CODELCO
ANGLO AMERICAN
SOLGOLD
YANKUANG DONGHUA
OTHER
0
10,000
20,000
Meters
670000
680000
690000
700000
710000
720000
730000
740000
9800000
9810000
9820000
9830000
9840000
9850000
9860000
9870000
9880000
9890000
9900000

Sources: DRA 2021

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Other Relevant Data and Information ▪ FINAL

24	Other Relevant Data and Information

Mining is a relatively high-risk industry. In general, the risk may decrease as a project moves from exploration to development and through to the production stage. The El Domo Project is under construction, has risks existing in different areas. SRK considered various technical aspects which may affect the feasibility and future cash flow of the project and conducted a qualitative risk analysis which has been summarised in Table 24.2. In this risk analysis, various risk sources/ issues have been assessed for Likelihood and Consequence and then a Risk Rating has been assigned. The qualitative risk analysis uses the following definitions for likelihood and consequence:

Risks have been classified from major to minor, defined as follows:

▪	Major risk: The factor poses an immediate danger of a failure which, if uncorrected, will have a material effect (>15% to 20%) on the project cashflow and performance and could potentially lead to project failure.

▪	Moderate risk: The factor, if uncorrected, could have a significant effect (10% to 15–20%) on the project cashflow and performance unless mitigated by some corrective action.

▪	Minor risk: The factor, if uncorrected, will have little or no effect (<10%) on project cashflow and performance.

In addition to the risk factor, the likelihood of risk must also be considered. Likelihood of occurrence within a 7-year timeframe can be considered as:

▪	likely: will probably occur.

▪	possible: may occur.

▪	unlikely: unlikely to occur.

Table 24.1:      Risk Assessment Matrix

Likelihood	Consequence
	Minor	Moderate	Major
Likely	Medium	High	High
Possible	Low	Medium	High
Unlikely	Low	Low	Medium

The results of the risk assessment rating are presented in Table 24.2. The rating of the risks is presented before implementation of control recommendations.

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Table 24.2:      Project Risk Assessment

Risk	Description	Control Recommendations	Likelihood	Consequence	Rating
Mineral Resource and Reserve
QC samples	No coarse duplicates were insert in all the drilling programme that there may be the bias in sample preparation	Measures shall be taken to strictly control the sample preparation process and standardize operating procedures to minimize potential bias. Relevant personnel shall conduct real-time supervision and inspection during sampling and preparation to ensure the accuracy and representativeness of drilling samples	Possible	Moderate	Medium
Lack of Measured + Indicated Resources for Reserve conversion	Insufficient high-category resources restrict reserve supplement, possibly mismatching production plans, affecting stable mining, and even shortening the mine life ahead of the LOM plan.	Strengthen geological exploration to discover or upgrade resources classification and supplement the reserve conversion pool.	Unlikely	Moderate	Low
Mining
Production plan	Significant Production Shortfalls due to the insufficient labor or equipment	Ensure that contractor can fulfil the obligations to meet the production plan and resolve issues that could cause production delays.	Possible	Moderate	Medium
Production plan	Significant Production Shortfalls due to the poor mine plan or, due to the production capacity forecast is overly optimistic	Update the short-term mine plan and rigorous capacity assessment to the mining contractor to prevent production shortfalls.	Possible	Minor	Low
Geotechnical	Significant Geological Structure leading production shutdown or safety issues	Ensure the safety monitoring procedure executed and the technical review the slope design for the geotechnically unfavourite location.	Unlikely	Moderate	Low
Hydrogeological	More water in-flow than expectation leading to pit flooding, making production shutdown or production shortfalls	Monitoring, and maintain the dewater facilities.	Unlikely	Minor	Low
Waste rock management	Inadequate space for waste rock dumping or the unreliable on selling waste rock contracting	Pre-negotiation with the contractors with the long-term agreements and find more acquiring sources, a backup waste dump should be development when the on selling source is unavailable, considering the feasibility of rock fill.	Possible	Moderate	Medium
Stockpile management	Inadequate space for ore stockpile.	Well planning the ROM and plant feed balance or stockpiled the broken ore from open pit.	Unlikely	Minor	Low
Equipment shortage	Insufficient quantity of production equipment as a result of unstable total material movement.	Ensure that the amount of equipment that contractors provide is flexible and can meet the production plan.	Possible	Minor	Low

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Other Relevant Data and Information ▪ FINAL

Risk	Description	Control Recommendations	Likelihood	Consequence	Rating
Processing
Production capacity	Significant variability in feed ore characteristics may cause processing capacity to fall below target.	Implement a ROM blending strategy using multiple stockpiles to maintain a consistent work index and throughput. Implement advanced process control to automatically adjust feed rate and water addition.	Possible	Moderate	Medium
Product recovery	The actual recoveries of copper, zinc, gold, and silver may be lower than the design targets.	"Conduct regular process audits to identify recovery losses and implement corrective actions.	Possible	Moderate	Medium
Infrastructure
Steep terrain leads to restricted operation	Limited flat areas in the open pit result in inadequate room for ore and waste stockpiles; narrow and steep haul roads constrain truck throughput, causing congestion, delays and increased safety risks during daily mining operations.	Optimize haul road design and maintenance, implement dynamic stockpile management and enhance traffic scheduling to ensure stable transport capacity.	Possible	Minor	Low
Power supply	Lack of power supply in heavy load season, leading to production unstable.	Pre-negotiation with the supplier and get the response plan.	Unlikely	Minor	Low
TSF
Dam management/ WRF 2	Dam failure leading tailings leak out.	Ensure the monitoring procedure executed and the reviewed.	Unlikely	Major	Medium
Waste rock management risk due to potential under-provision of acid-forming waste rock storage.	inaccurate estimation of the proportion of acid-forming waste rock during operation may lead to insufficient capacity in dedicated acid waste dumps, causing improper disposal, environmental risks and operational disruptions.	Conduct ongoing waste rock geochemical testing, dynamically adjust dumping allocation and reserve additional capacity for acid-forming waste rock.	Possible	Moderate	Medium
Lack of TSF volume capacity leading LOM failure	The insufficient TSF capacity will cause the generated tailings to exceed the TSF’s remaining storage limit before the scheduled LOM, forcing the mine to suspend production in advance and resulting in LOM failure.	Conduct feasibility study on TSF expansion or design a second TSF timely to increase tailings storage capacity matching the planned LOM.	Unlikely	Major	Medium
Environment and Social
Negative impact on biodiversity	Mining infrastructure development and operational activities result in land disturbance and soil loss, posing threats to natural habitats and biological diversity.	Implement biodiversity monitoring plan and reclamation plan.	Possible	Minor	Low

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Other Relevant Data and Information ▪ FINAL

Risk	Description	Control Recommendations	Likelihood	Consequence	Rating
Water pollution to the surroundings	Indiscriminate discharge of untreated production and domestic wastewater will have negative impacts on surface and groundwater. In addition, ARD has the potential to introduce acidity and dissolved metals into water, which can be harmful to surface and groundwater.	All production wastewater is recycled and reused with zero discharge. Surface water and groundwater quality both upstream and downstream of the mining area are monitored on a regular basis.	Possible	Moderate	Medium
Social impact and community engagement	The impact of mining operations on water usage and agricultural production of surrounding communities. The lack of participation of stakeholders, especially local communities, in project development can lead to a range of social impacts.	Implement public participation and grievance mechanisms to ensure ongoing community engagement.	Possible	Moderate	Medium
Capex and Opex
Management plan	Poor mine management plan leading lack of cash resulting in the Capex investment delay to impact production	Conduct timely budget and regularly review the budget.	Possible	Moderate	Medium
Capex increases	Poor plan or budget leading the Capex increases significantly impact the operating performance.	Regularly review the plan and budget, monitoring the Capex items progress, change the plan and budget on time based on the project management pla.	Possible	Moderate	Medium
Opex under forecasted	Opex increased significantly leading the failure of operation or impact the operating performance.	Monitoring the budget on time and pre-negotiation with contractors/ supplier to a long-term agreements.	Unlikely	Moderate	Low

Source: SRK

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Interpretation and Conclusions ▪ FINAL

25	Interpretation and Conclusions

25.1	Geology and Mineral Resource

The structural and geological models for El Domo Project have been modelled by SLR in 2021 used Leapfrog software and updated by SVM in 2025 based on a combination of geological logs, assays, and sectional information to construct a detailed geological model in Leapfrog, activating the structural model.

The base and precious metal mineralization occurs mainly in a tabular zone comprising semi-massive to massive sulphides. Secondary loci of mineralization are found in the breccia zone within the immediate hanging wall of the massive sulphide zone and smaller lenses in the footwall.

The 2025 metallurgical test work indicated that there are reasonable prospects for achieving the recoveries applied to the economic assessment. However, further work is required to be able to confirm the optimal processing configuration for the mineralization. As such, there is a risk that these recovery factors may change with additional test work and depending on the ultimate processing flow sheet that is selected if the project is developed.

25.2	Mining Method

The El Domo Project has been designed as a conventional truck-and-shovel open pit supplying a 666 kt/a process plant, with ore hauled to the ROM pad or stockpiles and managed by ore type to maintain the required Cu/Zn blending constraints. A five-phase pit sequence, integrated with the requirement to source NAG rock for TSF embankment construction and with the main haul ramp serving where practicable as both access and geotechnical berm, optimises ore exposure and reduces waste stripping. The final pit design, which incorporates local crest and bench adjustments in andesite zones to accommodate TSF storage and embankment material, does not materially affect the reported Mineral Reserves and results in a pit approximately 990 m long by 600 m wide, with a crest of about 1,112 mRL and a toe of about 790 mRL.

Groundwater and surface-water inflows have been evaluated using site-specific hydrogeological (KCB) and rainfall (SLR) modelling. Pit inflows are expected to occur mainly within the weathered bedrock unit, with additional contributions along fault zones, and are forecast to increase from Year 2 to Year 4 and then stabilise at approximately 600 L/h through to the end of mining; further characterisation of major structures is expected to refine these predictions. Dewatering will be undertaken by the mining contractor via in-pit pumping to a common sump at the base of Phase 1, with transfer to a mine sediment pond west of the pit and subsequent treatment and controlled discharge through the open-pit water treatment plant.

The operation will be executed under a contract-mining model, with the contractor responsible for development, production, dewatering and operation/maintenance of fixed mining equipment, and the owner providing management and technical oversight. SRK’s review indicates that the proposed fleet is adequate to meet the 350-day-per-year production schedule, with low risk of not achieving target rates given the flexibility to adjust equipment. Contractor personnel and owner staff are planned on a 20-days-on / 10-days-off roster, with an estimated owner workforce of 328 persons and camp facilities designed to accommodate current needs and future growth; overall, the mine plan and supporting infrastructure are considered technically achievable within the assumptions of this study.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Interpretation and Conclusions ▪ FINAL

25.3	Metallurgical Testing and Recovery Methods

Extensive metallurgical testwork has historically been conducted on the El Domo deposit, including process mineralogical studies, comminution testing, systematic flotation condition tests, and locked-cycle tests of various beneficiation processes. The scope and depth of this testwork are relatively comprehensive and can serve as a reference for preliminary engineering design.

The beneficiation flowsheet of “partial preferential flotation (PP)–bulk flotation with subsequent separation process” is fundamentally reasonable and presents virtually no technical risk. However, the separation of copper and lead remains the primary technical challenge. It is recommended that the decision to implement the Cu–Pb separation process be determined based on the lead grade of the feed and associated economic evaluations during production.

Approximately 26% of silver and 34% of gold are lost in the zinc flotation tailings, representing the majority of gold losses in the process. Further testwork on tailings regrinding and beneficiation is recommended to improve gold and silver recoveries.

In addition, it is recommended that representative ore samples be used to conduct tests on the impact of recycled water on flotation performance, in order to determine whether a water treatment system is necessary.

25.4	Environmental Studies, Permitting, and Social or Community Impact

The Project is currently at the infrastructure development stage and has secured environmental permits for both the advanced exploration and development phases. In addition, several environmental-related licences have been obtained, including permits for water abstraction and hazardous waste disposal.

An EIA report (April 2022) was prepared for the exploitation and beneficiation phases of the El Domo Project. The scope of the EIA covers the main production facilities, including the open pit, the processing plant, and the tailings storage facility.

SRK opines that as the project advances to the construction and operation stages, it is necessary to conduct a comprehensive biodiversity baseline study. This study can serve as the foundation for biodiversity conservation and action plans during the project development. Biodiversity management plan and biodiversity monitoring plan are also recommended to be implemented throughout the life of mine.

SRK reviewed surface water and groundwater monitoring data for the Project. Surface water monitoring conducted in February, April, and July 2025 covered upstream and downstream locations and multiple monitoring points, with most parameters compliant with regulatory limits. While July 2025 results showed metal and inorganic parameters within legal standards, earlier monitoring in February and April 2025 identified exceedances of several metals in some samples, which are considered to be related to the natural background of the polymetallic deposit. Groundwater monitoring undertaken between 2020 and 2025 indicated no detection of key contaminants such as cyanide, although elevated concentrations of major ions were observed. SRK also recommends that water quality monitoring be undertaken upstream and downstream of the project area (including the tailings storage facility), and also any site water discharges.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Interpretation and Conclusions ▪ FINAL

Currently, the content regarding mine closure in the Feasibility Study for the El Domo Project consists of conceptual closure strategies. The project's formal mine closure plan has not yet been developed, and a detailed closure plan needs to be formulated in the next phase.

The company has developed a series of programmes to support local community development. The prior consultation process to indigenous peoples is mandatory before the concessionaire enters into the advance exploration phase as well as into the exploitation phase. According to internal due diligence, as well as the MAE social study, it was determined that there are no Indigenous communities or ancestrally held territories within the direct and indirect area of influence of El Domo. SRK recommends develop stakeholder engagement plan which plays a crucial role by enhancing transparency, trust, and community support. The plan will identify and address concerns, secures social license to operate, informs project design and implementation, ensures compliance with regulations, enhances corporate reputation, and promotes long-term sustainable development through effective stakeholder relations.

25.5	Capital and Operating Costs

Estimates at a feasibility study level of Capex and Opex have been provided to SRK for review.

The construction is ongoing. The main contracts have been awarded and the contractors were mobilized to commence work on site. The total LOM Capex for the El Domo Project is estimated at USD 373.46 million as of December 31, 2025.

The total estimated LOM operating cost is USD 416.29 million, resulting in an average unit cash cost of USD 58.4 /t-milled.

25.6	Economic Analysis

The NPVs at a discount rate of 8% are about USD 573 million These positive NPVs provide an indication that it is economically viable for the El Domo Project to report Mineral Reserves.

SRK CONSULTING CHINA LTD. ▪ MAY 31, 2026 EFFECTIVE DATE: DEC 31 2025 ▪ FH/YZ, LN, NX, TC, HH/AT	219

Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Recommendations ▪ FINAL

26	Recommendations

As reviewed by SRK from the geology, exploration, data management and Mineral Resource estimation, the QP recommendations for the Domo Project are indicated below:

To confirm the interpretation of the domains for El Domo, SRK recommends an exploration program should be undertaken. And optimized the QAQC procedure, including

▪	Insert Coarse and more pulp duplicates was recommended.

▪	Revise protocols so that QC samples are inserted using a systematic approach at a rate of 1 sample in every 20 samples (5%).

Based on the site visit and review of available technical information, and Mineral Reserve estimates, the QP recommendations for the Domo Project are indicated below:

▪	Conducting reconciliation on not only Mineral Resources versus Processed Feed, but also on the mineral flows, from the Mineral Resource model, grade control results, mining, then processing.

▪	Conducting reconciliation on exploration investment versus Mineral Resources updates to demonstrate the Capex efficiency.

▪	As part of ongoing progress at the mine, geotechnical, slope stable analysis and monitoring aspects should be continuously reviewed in a formal and recordable manner, bearing in mind previous recommendations, local and mine-wide operating experience in all rock types encountered, any advisable data collection, and looking to future mining development.

▪	Conduct a TSF expansion study or the design of a second tailings storage facility for the future LOM expansion.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

References ▪ FINAL

27	References

▪	SLR_Adventus_El Domo_2021_MRE_estimate_20211008

▪	J4148-Curipamba_NI43-101_Report_Final_2021-1210

▪	READ_ME_SLR Adventus El Domo Data Transfer Memo_20211026

▪	Rept_202511_QAQC_(420-427)_Metallurgical Campaign

▪	Resumen Informacion El Domo (holes 392 to 427)

▪	El Domo FS Metallurgical Results v2

▪	El Domo Project – Summary of BML’s Metallurgical Testwork Results, BML, July 2025.

▪	Beneficiation Testwork Study Report for the Curipamba El Domo Deposit, GRINM, December 2025.

▪	NI 43-101 Technical Report Feasibility Study _Curipamba El Domo Project, DRA Global Limited (DRA), October 2021.

▪	Preliminary Design for the 1,850 tpd Mineral Processing Plant of El Domo Project, Yantai Oriental, February 2026.

▪	Curipamba – El Domo Project DES Final Report, KCB, January 2023.

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Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador

Closure ▪ FINAL

Closure

This report, Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador, was prepared by

Original signed by Falong Hu of SRK Consulting China Ltd
Falong Hu Principal Consultant (Mining)

and reviewed by

Original signed by Alexander Thin of SRK Consulting China Ltd
Alexander Thin Corporate Consultant (Mining)

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional engineering and environmental practices.

SRK CONSULTING CHINA LTD. ▪ MAY 31, 2026 EFFECTIVE DATE: DEC 31 2025 ▪ FH/YZ, LN, NX, TC, HH/AT	222

Appendix A	Phase Conversion from Exploration to Exploitation for Medium-Scale Mining and Declaration of the Commencement of the Exploitation Stage for the Medium-Scale Mining Concession of "Las Naves" Concession

The copy of the Phase Conversion from Exploration to Exploitation for Medium-Scale Mining and Declaration of the Commencement of the Exploitation Stage for the Medium-Scale Mining Concession of "Las Naves" Concession

REPÚBLICA
DEL ECUADOR

Resolución Nro. MEM-CZL-2024-0051-RM

Guayaquil, 02 de agosto de 2024

MINISTERIO DE ENERGÍA Y MINAS

CAMBIO DE FASE DE EXPLORACIÓN A EXPLOTACIÓN EN MEDIANA MINERÍA Y DECLARACIÓN DE INICIO DE ETAPA DE EXPLOTACIÓN EN MEDIANA MINERÍA DE LA CONCESIÓN MINERA "LAS NAVES" CÓDIGO 200508

COORDINACIÓN ZONAL LITORAL, ZONAS 4, 5 Y 8.- Guayaquil, 02 de agosto de 2024, a las 14h30. VISTOS: Abg. Andrea Sofia Jiménez Cherres, en calidad de Coordinadora Zonal Litoral, legalmente nombrado con Acción de Personal No. DATH-2024-426, de 13 de junio de 2024, conforme lo determinado en las atribuciones y responsabilidades de los Coordinadores Zonales establecidas en el Estatuto Orgánico de Gestión Organizacional por Procesos del Ministerio de Energía y Recursos Naturales No Renovables, así como la delegación conferida a los Coordinadores Zonales mediante Acuerdo Ministerial Nro. MEM-MEM-2022-0021-AM, de 01 de junio de 2022, para que a nombre y en representación del Ministro de Energía y Minas, ejerzan las siguientes atribuciones y responsabilidades: *"1. Otorgar, administrar y extinguir derechos mineros para el ejercicio de las actividades del sector de minería (…)";* concordante con lo prescrito en el artículo 7 literal j) de la Ley de Minería; y, demás disposiciones pertinentes; esta Dependencia Ministerial procede emitir el presente acto administrativo, como tal, **EN LO PRINCIPAL**, siendo la etapa procedimental respectiva la de resolver, para hacerlo, **SE CONSIDERA:**

PRIMERO. – ANTECEDENTES DE HECHO:

1.1. Mediante Resolución de 18 de febrero de 2003, a las 14h10, el Ministerios de Energía y Minas, Dirección Regional de Minería de Chimborazo, otorga a favor del señor Iván Wilson Leiva Santillán, el TÍTULO DE CONCESIÓN MINERA, mediante el cual se le confiere en legal y debida forma el derecho real y exclusivo, para prospectar, explorar, explotar, beneficiar, fundir, refinar y comercializar todas las sustancias minerales que puedan existir y obtenerse en el área denominada **"LAS NAVES" Código 200508**, ubicada en la parroquia Las Naves, perteneciente al cantón Las Naves, jurisdicción de la provincia de Bolívar. La Resolución de 18 de febrero de 2003, a las 14h10, consta protocolizada en el Registro cargo del Dr. Nelson Prado, Notario Trigésimo Tercero del cantón Quito el 10 de marzo de 2003, anotada e inscrita bajo el número 27 del Repertorio y 1 del Registro de Concesiones Mineras el 12 de marzo de 2003.

1.2. Mediante escritura pública de Cesión Total de Derechos Mineros celebrada el 9 de junio de 2005, ante el Notario Noveno del cantón Quito, los cónyuges señores Ing. Iván Wilson Leiva Santillán y Oneida Florentina Ruiz Telica ceden en forma total a favor de la compañía **AMLATMINAS S. A.** representada por el señor Ing. Francisco Javier Solís, los derechos mineros del área **"LAS NAVES" Código 200508**, ubicada en la parroquia Las Naves, cantón Las Naves, provincia de Bolívar, formada por mil cuatrocientas sesenta hectáreas mineras

Ministerio de Energía y Minas
Dirección: Av. República de El Salvador N36-64 y Suecia
Código postal: 170135/ Quito-Ecuador. Teléfono: +593-2 3976000
* Documento firmado electrónicamente por Quipux
EL NUEVO ECUADOR
1/28

REPÚBLICA DEL ECUADOR

Resolución Nro. MEM-CZL-2024-0051-RM

Guayaquil, 02 de agosto de 2024

Energía y Recursos Naturales No Renovables Zonal Guayas, para los fines legales pertinentes;

n) Para la plena validez del presente Instrumento Público, su titular está en la obligación de protocolizarlo en cualquiera de las Notarías existentes en el territorio nacional y a inscribirlo en el Registro Minero correspondiente, dentro del término de treinta días, contados a partir de la fecha de su otorgamiento, la falta de inscripción en el Registro Minero correspondiente dentro del término conferido será causal de invalidez de pleno derecho;

o) NOTIFICAR con la presente Resolución al señor Skott Len Mealer en calidad de Gerente General de la Compañía CURIMINING S.A, en las direcciones de correo electrónico: notificaciones_legal@curiminig.com. Para tal efecto, desígnese como actuaria a la Abg. Jessica Roxanna García Mora, funcionaria de esta Cartera de Estado, para que de conformidad con la normativa vigente proceda a efectuar la notificación en legal y debida forma. **NOTIFÍQUESE Y CÚMPLASE.**

Documento firmado electrónicamente

Abg. Andrea Sofía Jiménez Cherres
COORDINADORA ZONAL LITORAL

Referencias:
- MEM-SMI-2024-0284-ME

Anexos:
- asmisibilidad_cambio_de_fase_de_exploración_a_explotación_las_naves-signed.pdf

Copia:

Señora Abogada
Jéssica Roxanna García Mora
Secretaria Zonal

Señora Abogada
Andrea Tamara Ramos Cristiansen
Subsecretaria de Minería Industrial

jg

Ministerio de Energía y Minas
Dirección: Av. República de El Salvador N36-64 y Suecia
Código postal: 170135/ Quito-Ecuador. **Teléfono:** +593-2 3976000
www.recursosyenergia.gob.ec
* Documento firmado electrónicamente por Quipux

EL NUEVO ECUADOR

28/28

To accompany the report entitled Technical Report on Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador (“El Domo Project”), which was effective on 31 December 2025, and prepared for Silvercorp Metals Inc.

I, Falong Hu, FAusIMM (CP), PMP, do hereby certify that:

1)	I am a Principal Mining Engineer, associate Practice Leader with the firm of SRK Consulting China Ltd. (“SRK CN”) with an office at: B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China (“PRC” or “China”).

2)	I graduated with a bachelor’s degree in mining engineering from Central South University, China (B.Eng.) in 2009, a Master of Business Administration from China University of Geoscience Beijing, China (MBA) in 2015.

3)	I am a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy (“FAusIMM(CP)”), (#313608), and in a good standing. I am a register Project Management Professional (“PMP”).

4)	I have practiced my profession as a Mining Engineer for a total 17 years since my graduation.

5)	My relevant work experience includes:

•	Review and reporting on mining method and Mineral Reserve Estimates for operations and projects around the world for due diligence and regulatory requirements.

•	Technical studies (Scoping/PEA, PFS, FS) project work on both underground and open pit projects, in Africa, Asia and Australia.

•	Operational experience in operations as mine planer and technical service, in China.

•	Participation and author of several NI 43-101 Technical Report.

•	Authored/co-authored several technical reports for IPO listing or transactions in the Stock Exchange of Hong Kong Limited.

6)	I personally did visit the subject property to the Technical Report on May 27 to 28, 2026.

7)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfilled the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

8)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

9)	I am an author and chief compiler of this technical report and have supervised the independent verification completed by SRK and the preparation of Section 2 to 5, 15, 16, 18 except for 18.3, 19, 23 and the relevant portions of Section 1, 24 to 27 of this technical report. I accept professional responsibility for those sections I co-authored.

10)	I have had no prior involvement with El Domo Project that is the subject of the Technical Report, in that I reviewed the mining method and Mine Design proposed in the feasibility study dated 2011.

11)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith.

12)	That, as of the effective date of the Technical Report and the date this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Effective Date: 31 December 2025

Signing Date: 31 May 2026

Original signed by

Falong Hu, FAusIMM (CP), PMP
Principal Consultant (Mining)

To accompany the report entitled Technical Report on Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador (“El Domo Project”), which was effective on 31 December 2025, and prepared for Silvercorp Metals Inc.

I, Yanfang Zhao, MAusIMM, MAIG, do hereby certify that:

1)	I am a principal geological engineer with the firm of SRK Consulting China Ltd. (“SRK CN”) with an office at:

B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China (“PRC” or “China”).

2)	I graduated with a master’s degree in mineral prospecting and exploration from China University of Geosciences (Beijing), China (M.Eng.) in 2009.

3)	I am a member of the Australasian Institute of Mining and Metallurgy (“MAusIMM”), (#315027) and member of the Australian Institute of Geoscientists (“MAIG”) (#10796)) and in a good standing.

4)	I have practiced my profession as a geological engineer for a total 17 years since my graduation.

5)	My relevant work experience includes:

•	Review and reporting on geological modelling and Mineral Resource estimates for operations and projects around the world for due diligence and regulatory requirements.

•	Experience in mining company as a Geologist, in China.

•	Participation and author of several NI 43-101 Technical Report.

•	Authored/co-authored several technical reports for IPO listing or transactions in the Stock Exchange of Hong Kong Limited.

6)	I personally did visit the subject property to the Technical Report on May 27 to 28, 2026.

7)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfilled the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

8)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

9)	I am an author of this technical report and prepare of for Sections 7 to 12 and 14, and the relevant portions of Section 1, 24 to 27 of this technical report. I accept professional responsibility for those sections I co-authored.

10)	I have had prior involvement with El Domo Project that is the subject of the Technical Report, in that I had reviewed the geology and resource estimation method and procedure in 2024.

11)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith.

12)	That, as of the effective date of the Technical Report and the date this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Effective Date: 31 December 2025

Signing Date: 31 May 2026

Original signed by

Yanfang Zhao, MAusIMM, MAIG
Principal Consultant (Geology)

To accompany the report entitled Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador (“El Domo Project”), which was effective on 31 December 2025, and prepared for Silvercorp Metals Inc.

I, Tzuhsuan Chuang, MAusIMM, do hereby certify that:

1)	I am a Senior Mining Engineer with the firm of SRK Consulting China Ltd. (“SRK CN”) with an office at: B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China (“PRC” or “China”).

2)	I graduated with a master’s degree in mining engineering from Colorado School of Mines, USA (M.Sc) in 2016.

3)	I am a member of the Australasian Institute of Mining and Metallurgy (“MAusIMM”), (#3088857), and in a good standing.

4)	I have practiced my profession as a Mining Engineer for a total 7 years since my graduation.

5)	My relevant work experience includes:

•	Review and reporting on Capex, Opex, technical-economic evaluation for projects around the world for regulatory requirements.

•	Technical studies (Scoping/PEA, PFS, FS) project work on both underground and open pit projects, in Africa and Asia.

•	Operational experience on gold mine in Colombia as a Mine Planner.

•	Participation and author of several NI 43-101 Technical Report.

•	Authored/co-authored several technical reports for IPO listing or transactions in the Stock Exchange of Hong Kong Limited.

6)	I personally did not visit the subject property to the Technical Report.

7)	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

8)	I am a co-author of this technical report and have supervised the independent verification completed by SRK and the preparation of Section 21 and 22, and the relevant portions of Section 1, 24 to 27 of this technical report for QP review. I accept professional responsibility for those sections I co-authored.

9)	I have had no prior involvement with El Domo Project that is the subject of the Technical Report.

10)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith.

11)	That, as of the effective date of the Technical Report and the date this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Effective Date: 31 December 2025

Signing Date: 31 May 2026

Original signed by

Tzuhsuan Chuang, MAusIMM Senior
Consultant (Mining)

To accompany the report entitled Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador (“El Domo Project”), which was effective on 31 December 2025, and prepared for Silvercorp Metals Inc.

I, Xiangfeng Yang, MAusIMM, do hereby certify that:

1)	I am a Senior Mineral Processing Engineer, worked for SRK Consulting China Ltd. (“SRK CN”) with an office at: 1104 Touzidasha, No.66 Yangmingdong lu, Donghu District, Nanchang, Jiangxi, China, the People’s Republic of China (“PRC” or “China”).

2)	I graduated with a master's degree in mineral processing from Wuhan University of Science and Technology.

3)	I am a member of the Australasian Institute of Mining and Metallurgy (“MAusIMM”), (#3083147), and obtained the certificate of China's Mining Rights Appraiser.

4)	I have practiced my profession as a Mineral Processing Engineer for a total of 16 years since my graduation.

5)	My relevant work experience includes:

•	Review and reporting on mineral processing and metallurgy for operations and projects for due diligence and regulatory requirements.

•	Technical studies (Scoping/PEA, PFS, FS) project work on gold and copper projects in Africa and Asia.

•	Plant process flowsheet design and equipment calculation experience.

•	Participation and author of several NI 43-101 Technical Report.

•	Authored/co-authored several technical reports for IPO listing or transactions in the Stock Exchange of Hong Kong Limited.

6)	I personally did not visit the subject property to the Technical Report.

7)	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

8)	I am a co-author of this technical report and have supervised the independent verification completed by SRK and the preparation of Section 13, 17 and 18.3, and the relevant portions of Section 1, 24 to 27 of this technical report for QP review. I accept professional responsibility for those sections I co-authored.

9)	I have had no prior involvement with EI Domo Project that is the subject of the Technical Report.

10)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith.

11)	That, as of the effective date of the Technical Report and the date this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Effective Date: 31 December 2025

Signing Date: 31 May 2026

Original signed by

Xiangfeng Yang, MAusIMM

Senior Consultant (Mineral Processing)

To accompany the report entitled Technical Report on Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador (“El Domo Project”), which was effective on 31 December 2025, and prepared for Silvercorp Metals Inc.

I, Nan Xue, MAusIMM, do hereby certify that:

1)	I am a Principal Environmental Scientist of SRK Consulting China Ltd. (“SRK CN”) with an office at: B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China (“PRC” or “China”).

2)	I graduated with a master’s degree in environmental science from Nankai University, China (M.Sc) in 2007.

3)	I am a member of the Australasian Institute of Mining and Metallurgy (“MAusIMM”), (#314731).

4)	I have practiced my profession as an Environmental Scientist for a total 18 years since my graduation.

5)	My relevant work experience includes:

•	Engineering analysis, pollution source calculation and impact predictions for environmental impact assessment report.

•	Environmental technical studies (Scoping/PEA, PFS, FS) project work on mining projects.

•	Conduct environmental due diligence in accordance with equator principles, International Finance Corporation environmental and social performance standards and other international standards.

•	Participation in a number of NI 43-101 Technical Reports for IPO listing or transactions in the Stock Exchange of Hong Kong Limited.

6)	I personally did visit the subject property to the Technical Report on May 27 to 28, 2026.

7)	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

8)	I am a co-author of this technical report and have supervised the independent verification completed by SRK and the preparation of Section 20, and the relevant portions of Section 1, 24 to 27 of this technical report for QP review. I accept professional responsibility for those sections I co-authored.

9)	I have had no prior involvement with El Domo Project that is the subject of the Technical Report.

10)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith.

11)	That, as of the effective date of the Technical Report and the date this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Effective Date: 31 December 2025

Signing Date: 31 May 2026

Original signed by

Nan Xue, MAusIMM

Principal Consultant (Environment)